INVACARE®

Yes, you can.®

2007 Annual Report And Form 10-K

Fellow Shareholders:

Invacare's overall performance in 2007 was on plan and in line with earnings guidance provided at the beginning of the year. In achieving this plan, the Company's management team and associates met or exceeded some challenging commitments, namely cost reduction, debt reduction, and improvements in adjusted earnings per share and free cash flow. The Company's cost reduction initiatives generated savings of $40 million for the year, while improved earnings and cash generation enabled a debt reduction of $35 million for the year.

While Medicare reimbursement for home medical equipment remains a challenge, the Company is concentrating efforts on higher-margin, growth-oriented product lines and markets that are less sensitive to Medicare reimbursement. The benefits of that strategy are becoming visible, with improving margins, modest growth in organic net sales for the year and a return to profitability.

The Company's international businesses, Europe in particular, continue to deliver strong sales results and increased profits driven by volume increases and market share gains. Europe now represents the Company's most profitable market with a strong foundation for continued growth.

Despite continued industry challenges, Invacare accomplished many of the objectives targeted in 2007 and exited the year as a stronger, more efficient Company. These successes have positioned Invacare to further leverage the Company's strengths to take advantage of the demographic, social and economic trends that will drive the Company's growth.

2007 Financial Results

Earnings per share were $.04 on net earnings of $1.2 million, recovering from a loss position in 2006. Adjusted earnings per share (See Table) of $1.34 on adjusted net earnings of $42.9 million also improved from the prior year. The adjusted figures include a one-time net tax benefit recorded in the third and fourth quarters of $7.2 million ($.22 per share benefit), primarily attributable to new German tax laws, which reduced the Company's tax rate and German net deferred tax liabilities. Excluding this one-time net tax benefit, adjusted earnings per share were $1.12 (See Table) for 2007.

Net sales increased 7% to $1.6 billion compared with $1.5 billion in 2006. Acquisitions increased net sales by one percentage point, and foreign currency translation increased net sales by three percentage points. The organic net sales growth occurred primarily in Europe and at Invacare Supply Group. Sales in North America home medical equipment declined for the year but increased in the fourth quarter, reflecting improved stability and ongoing recovery from the disruption created in 2006 by reimbursement changes.

Invacare's top priorities for 2007 were to reduce costs and debt, and the Company was successful in achieving both. Invacare reduced costs by $40 million in 2007 and decreased the debt-to-total-capitalization ratio to 49.3%. Free cash flow[(3)] for the year totaled $72.5 million, which enabled the Company to reduce borrowings by $35 million for the year.

Performance by Region

Sales for North America/HME (NA/HME) decreased 1.2% to $668.3 million for the year, with foreign currency increasing net sales by one percentage point and acquisitions increasing net sales by less than one percentage point. While sales for the year declined, the NA/HME business strengthened in the fourth quarter with an increase of 4.7%; this occurred as sales and pricing stabilized for home care products, and sales of rehab product lines, excluding consumer power, began to recover. For the year, Invacare Supply Group also showed strong sales growth, increasing 12.6% to $257 million.

In Europe, net sales increased 15.7% to $498.1 million, with half of that increase attributable to foreign currency translation. Net sales performance continued to be strong in most regions of Europe.

Net sales in Asia/Pacific increased 29.0% to $89.8 million, with acquisitions increasing net sales by 19 percentage points and foreign currency increasing net sales by 13 percentage points.

Reducing Costs, Shifting Focus

To achieve $40 million in cost reduction in 2007, the Company rationalized product lines and facilities, expanded outsourcing, simplified the supply chain, and reorganized the infrastructure.

Faced with significant pricing pressures, much of the Company's purchasing and manufacturing was shifted into Asian markets, with a centralized procurement office in Hong Kong and new manufacturing facilities in China. The Company is evolving its organizational structure, shifting from a focus on highly integrated fabrication and assembly to a focus on regional assembly with a globalized supply chain and centralized purchasing. Invacare continues to dedicate resources to globalize core product lines such as rehab, respiratory and standard products. Efforts are under way to further reduce the number of models and standardize selected platforms across product lines to improve margins.

Throughout this process transformation, Invacare remains steadfast in its commitment to quality and technological innovation. Invacare continues to focus research and development efforts on innovative new products. New products introduced in 2007 included the TDX® Spree, the Pronto® M51® power wheelchair with Formula™ CG Powered Tilt, and the Lynx™ L-3X compact scooter, breaking new ground in power wheelchair and scooter innovations. The Company introduced the Perfecto2™ oxygen concentrator and the new line of HomeFill® Post Valve cylinders, establishing new performance thresholds in the delivery of oxygen.

Soon, the Company will begin shipping a new line of Therapeutic Support Services, including Invacare® Solace™ Foam and Invacare® MicroAir™ Powered TSS Products, offering an unprecedented combination of technological innovation and patient comfort. The aerosol therapy product line is expanding with the addition of the Invacare® select aerosol compressor, a simple yet effective and reliable unit that will be economically priced and packaged with a disposable nebulizer.

Invacare will soon begin shipment of the XPO_2™ portable concentrator, a small, lightweight, durable portable concentrator named for its extreme portability. This technology will give active ambulatory oxygen patients a sense of mobility and convenience they have never experienced before.

Finally, substantial research and development funds are concentrated on developing new sleep products to improve Invacare's competitive position in 2009 and beyond.

Outlook for 2008

For 2008, Invacare remains in turnaround mode, committed to returning the Company's financial performance to historical levels. Cost reduction initiatives are providing expected benefits and will continue. The incremental savings from cost reductions already implemented should reduce costs in 2008 by approximately $15 million. In addition, we have identified new cost savings initiatives that should result in additional savings of at least $20 million, for a total savings of $35 million in 2008.

The Company will use its robust cash flow to further reduce debt, pursuing an eventual return to investment grade borrowing status that will facilitate a resumption of growth strategies. Invacare is confident that continued cost reduction initiatives and consistent organic growth will position the Company for modest quarterly earnings improvements on a year-over-year basis.

The HME industry remains subject to continuing reimbursement uncertainties, especially the implementation of competitive bidding in the United States – part of a relentless effort by the current U.S. administration to further reduce oxygen and other home medical equipment reimbursement. The U.S. Centers for Medicare and Medicaid Services is moving forward with competitive bidding in 10 Metropolitan Statistical Areas (MSAs), with bid awards effective as of July 1, 2008. Implementation in an additional 70 MSAs is planned in 2009.

Medicare changes continue to be debated in Washington, especially with regard to power wheelchairs and oxygen. Invacare remains an ardent advocate for the industry, lobbying against oxygen reimbursement reductions, against elimination of the power wheelchair first-month purchase option, and for the modification of competitive bidding to assure small business participation and consumer access.

Given continued Medicare uncertainty, Invacare has implemented a global strategy to focus on product and service areas, and eventually new acquisitions, that are less sensitive to Medicare reimbursements. While approximately 40% of the domestic market revenue stream is from the sale of equipment which is ultimately reimbursed by Medicare, the five-year goal is to reduce that figure to 25% through diversification into services, international expansion and a focus on non-Medicare sales. The Company took a recent step in that direction with the acquisition of Roadrunner Mobility, Inc., an independent power wheelchair and scooter service company. Roadrunner Mobility Inc. enables Invacare to offer its provider customers a successful service plan that expands their service geography, helps drive costs from their business, and assures consumers of technical service anywhere in the USA, regardless of where the product was purchased.

Effective April 1, 2008, Invacare appointed its new Chief Financial Officer, Robert Gudbranson, who returns to Invacare and brings considerable talent and a wealth of experience. In his previous tenure with the Company, Mr. Gudbranson's roles included director of business development and investor relations, assistant treasurer and European finance director.

We thank our customers, associates and shareholders for their continued support. Despite the challenges the Company faced in the past few years, there are still exciting opportunities ahead for Invacare and the HME industry. The number of people requiring home healthcare continues to grow. Home care will increasingly be seen as a way to curb rising healthcare costs.

Invacare remains the world leader in the manufacture and distribution of home medical products. We are unrelenting long-term players. In challenging times, Invacare is strengthening its position and distancing itself from the competition. While historical margins have not yet been achieved, Invacare is emerging as an agile, efficient and strong company.

Sincerely,

A. Malachi Mixon, III
Chairman and Chief Executive Officer

Gerald B. Blouch
President and Chief Operating Officer

INVACARE CORPORATION AND SUBSIDIARIES
RECONCILIATION OF NET EARNINGS (LOSS) PER SHARE
TO ADJUSTED EARNINGS PER SHARE (1)

(In thousands, except per share data)	Twelve Months Ended December 31, 2007	Twelve Months Ended December 31, 2006
Net earnings (loss) per share – assuming dilution *	$ 0.04	$ (10.00)
Weighted average shares outstanding- assuming dilution *	31,927	31,789
Net earnings (loss)	$ 1,190	$(317,774)
Income taxes	13,300	8,250
Earnings (loss) before income taxes	14,490	(309,524)
Restructuring charges	11,408	21,250
Debt finance charges, interest and fees associated with debt refinancing	13,408	3,745
Incremental accounts receivable reserve	—	26,775
Asset write-down related to goodwill and other intangible assets	—	300,417
Adjusted earnings before income taxes	39,306	42,663
Income taxes (benefit)	(3,599)	4,910
Adjusted net earnings	$42,905	$ 37,753
Weighted average shares outstanding- assuming dilution	31,927	32,061
Adjusted earnings per share – assuming dilution[1]	$ 1.34	$ 1.18
Adjusted net earnings	$42,905	$ 37,753
Net tax benefit, primarily attributable to new German tax laws[2]	(7,220)	—
Adjusted net earnings, excluding net tax benefit	$35,685	$ 37,753
Weighted average shares outstanding – assuming dilution	31,927	32,061
Adjusted earnings per share – assuming dilution, excluding net tax benefit[1][2]	$ 1.12	$ 1.18

(1) Adjusted Earnings per share (EPS) is a non-GAAP financial measure which is defined as net earnings excluding the impact of restructuring charges, debt finance charges, interest and fees associated with the Company's debt refinancing, incremental accounts receivable reserve, asset write-downs related to goodwill and other intangible assets and tax valuation reserves divided by weighted average shares outstanding – assuming dilution. It should be noted that the Company's definition of Adjusted EPS may not be comparable to similar measures disclosed by other companies because not all companies and analysts calculate Adjusted EPS in the same manner. We believe that these types of exclusions are also recognized by the industry in which we operate as relevant in computing Adjusted EPS as a supplementary non-GAAP financial measure widely used by financial analysts and others in our industry to meaningfully evaluate a company's operating performance.

(2) The company benefited from a one-time net tax benefit recorded in the third and fourth quarters of $7,220,000 ($0.22 per share benefit), primarily attributable to German tax laws, which reduced the company's tax rate and German net deferred tax credits.

(3) Free Cash Flow is a non-GAAP financial measure that is comprised of net cash provided by operating activities, excluding net cash impact related to restructuring activities less purchases of property and equipment, net of proceeds from sales of property and equipment. Management believes that this financial measure provides meaningful information for evaluating the overall financial performance of the Company and its ability to repay debt or make future investments (including, for example, acquisitions).

* Net earnings (loss) per share – assuming dilution calculated for twelve-months ended December 31, 2006 utilizing weighted average shares outstanding – basic as a result of the Company's net loss.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 1-15103

INVACARE CORPORATION
(Exact name of Registrant as specified in its charter)

Ohio	**95-2680965**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

One Invacare Way, P.O. Box 4028, Elyria, Ohio 44036
(Address of principal executive offices) (Zip Code)
Registrant's telephone number, including area code: (440) 329-6000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on which Registered
Common Shares, without par value	New York Stock Exchange
Rights to Purchase Preferred Shares, without par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to the filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2007, the aggregate market value of the 28,037,040 Common Shares of the Registrant held by non-affiliates was $547,843,762 and the aggregate market value of the 30,991 Class B Common Shares of the Registrant held by non-affiliates was $605,564. While the Class B Common Shares are not listed for public trading on any exchange or market system, shares of that class are convertible into Common Shares at any time on a share-for-share basis. The market values indicated were calculated based upon the last sale price of the Common Shares as reported by The New York Stock Exchange on June 30, 2007, which was $19.54. For purposes of this information, the 2,814,361 Common Shares and 1,080,174 Class B Common Shares which were held by Executive Officers and Directors of the Registrant were deemed to be the Common Shares and Class B Common Shares held by affiliates.

As of February 22, 2008, 30,925,670 Common Shares and 1,110,565 Class B Common Shares were outstanding.

Documents Incorporated By Reference

Portions of the Registrant's definitive Proxy Statement to be filed in connection with its 2008 Annual Meeting of Shareholders are incorporated by reference into Part III (Items 10, 11, 12, 13 and 14) of this report.

Except as otherwise stated, the information contained in this Annual Report on Form 10-K is as of December 31, 2007.

INVACARE CORPORATION

2007 ANNUAL REPORT ON FORM 10-K CONTENTS

PART I

Item 1. Business.

GENERAL

Invacare Corporation is the world's leading manufacturer and distributor in the $8.0 billion worldwide market for medical equipment used in the home based upon its distribution channels, breadth of product line and net sales. The company designs, manufactures and distributes an extensive line of health care products for the non-acute care environment, including the home health care, retail and extended care markets. The company continuously revises and expands its product lines to meet changing market demands and currently offers numerous product lines. The company sells its products principally to over 25,000 home health care and medical equipment providers, distributors and government locations in the United States, Australia, Canada, Europe, New Zealand and Asia. Invacare's products are sold through its worldwide distribution network by its sales force, telesales associates and various organizations of independent manufacturers' representatives and distributors. The company also distributes medical equipment and disposable medical supplies manufactured by others.

Invacare is committed to design, manufacture and deliver the best value in medical products, which promote recovery and active lifestyles for people requiring home and other non-acute health care. Invacare pursues this vision by:

- designing and developing innovative and technologically superior products;
- ensuring continued focus on our primary market—the non-acute health care market;
- marketing our broad range of products;
- providing the industry's most professional and cost-effective sales, customer service and distribution organization;
- supplying superior and innovative provider support and aggressive product line extensions;
- building a strong referral base among health care professionals;
- continuously advancing and recruiting top management candidates;
- empowering all employees;
- providing a performance-based reward environment; and
- continually striving for total quality throughout the organization.

When the company was acquired in December 1979 by a group of investors, including some of its current officers and Directors, it had $19.5 million in net sales and a limited product line of standard wheelchairs and patient aids. In 2007, Invacare reached approximately $1.6 billion in net sales, representing a 17% compound average sales growth rate since 1979, and currently is the leading company in each of the following major, non-acute, medical equipment categories: power and manual wheelchairs, home care bed systems and home oxygen systems.

The company's executive offices are located at One Invacare Way, Elyria, Ohio, 44036 and its telephone number is (440) 329-6000. In this report, "Invacare" and the "company" refer to Invacare Corporation and, unless the context otherwise indicates, its consolidated subsidiaries.

THE HOME MEDICAL EQUIPMENT INDUSTRY

North America Market

The home medical equipment market includes home health care products, physical rehabilitation products and other non-disposable products used for the recovery and long-term care of patients. The company believes that demand for domestic home medical equipment products will continue to grow during the next decade and beyond as a result of several factors, including:

Growth in Population over Age 65. Globally, overall life expectancy continues to increase. Recent reports from the U.S. Department of Health and Human Services (DHHS) state that the average life expectancy in the United States for men and women who reach the age of 65 is now 82 and 85, respectively. Furthermore, life expectancy in the United States at birth is now an average of 78 for men and women together, a record high. The DHHS also reports that people age 65 or older represent the vast majority of home health care patients and will increase from 12% of the population in 2005 to 21% of the population by the year 2050.

Treatment Trends. The company believes that many medical professionals and patients prefer home health care over institutional care because home health care results in greater patient independence, increased patient responsibility and improved responsiveness to treatment. Further, health care professionals, public payors and private payors appear to favor home care as a cost effective, clinically appropriate alternative to facility-based care. Recent surveys show that approximately 70% of adults would rather recover from an accident or illness in their home, while approximately 90% of the population aged 65 and over showed a preference for home-based, long-term care. In addition, the number of hospital beds per capita has fallen over the past twenty-five years in the United States, from 4.4 beds per 1,000 population in 1980 to 2.7 in 2005, a trend which is expected to continue. This decline has coincided with the reduction in average length of stays in hospitals.

Technological Trends. Technological advances have made medical equipment increasingly adaptable for use in the home. Current hospital procedures often allow for earlier patient discharge, thereby lengthening recuperation periods outside of the traditional institutional setting. In addition, continuing medical advances prolong the lives of adults and children, thus increasing the demand for home medical care equipment.

Health Care Cost Containment Trends. In 2005, health care expenditures in the United States totaled $2.0 trillion dollars or approximately 16% of the GDP, the highest among industrialized countries, and were paid by private health insurers (36%), the federal government (34%), state and local governments (11%), consumers (15%) and other private funds (4%). In 2014, the nation's health care spending is projected to increase to $4.1 trillion, growing at an average annual rate of 6.9%. Over this same period, spending on health care is expected to increase to approximately 19.6% of GDP. The rising cost of health care has caused many payors of health care expenses to look for ways to contain costs. The company believes that home health care and home medical equipment will play a significant role in reducing health care costs.

Society's Mainstreaming of People with Disabilities. People with disabilities are increasingly a part of the fabric of society, in part due to the 1991 Americans with Disabilities Act, or the "ADA." This legislation provides mainstream opportunities to people with disabilities. The ADA imposes requirements on certain components of society to make reasonable accommodations to integrate people with disabilities into the community and the workplace.

Distribution Channels. The changing home health care market continues to provide new ways of reaching the end user. The distribution network for products has expanded to include not only specialized home health care providers and extended care facilities but retail drug stores, surgical supply houses, rental, hospital and HMO-based stores, home health agencies, mass merchandisers, direct sales and the Internet.

Europe/Asia/Pacific Market

The company believes that, while many of the market factors influencing demand in the U.S. are also present in Europe and Asia/Pacific—aging of the population, technological trends and society's acceptance of people with disabilities—each of the markets of Europe and in Asia/Pacific have distinctive characteristics. The health care industry is more heavily socialized and, therefore, is more influenced by government regulation and fiscal policy. Variations in product specifications, regulatory approval processes, distribution requirements and reimbursement policies require the company to tailor its approach. Management believes that as the European markets become more homogenous and the company continues to refine its distribution channels, the company can more effectively penetrate these markets. Likewise, the company expects to increase its sales in the highly fragmented Australian, New Zealand and Asian markets.

The company is directly affected by government regulation and reimbursement policies in virtually every country in which the company operates. In the United States, the growth of health care costs has increased at rates in excess of the rate of inflation and as a percentage of GDP for several decades. A number of efforts to control the federal deficit have impacted reimbursement levels for government sponsored health care programs, and private insurance companies and state Medicaid programs peg their reimbursement levels to Medicare.

Similar efforts are being undertaken in other countries, including for example Germany. Reimbursement guidelines in the home health care industry have a substantial impact on the nature and type of equipment an end-user can obtain and, thus, affect the product mix, pricing and payment patterns of our customers who are medical equipment providers. The company believes its strong market position and technical expertise will allow it to respond to ongoing regulatory changes. However, the issues described above will likely continue to have significant impacts on the pricing of the company's products.

GEOGRAPHICAL SEGMENTS AND PRODUCT CATEGORIES

North America

North America includes: North America/Home Medical Equipment (NA/HME), Invacare Supply Group (ISG) and Institutional Products Group (IPG).

North America/HME

This segment includes: Rehab, Standard and Respiratory product lines as discussed below.

REHAB PRODUCTS

Power Wheelchairs. Invacare manufactures a complete line of power wheelchairs for individuals who require independent powered mobility. The range includes products that can be significantly customized to meet an individual's specific needs, as well as products that are inherently versatile and meet a broad range of individual requirements. Power wheelchair lines are marketed under the Invacare® Storm Series® and TDX™ brand names and include a full range of powered mobility products. The Storm Series® TDX™ line of power wheelchairs offer an unprecedented combination of power, stability and maneuverability. The Pronto® Series Power Wheelchairs with SureStep™ feature center-wheel drive performance for exceptional maneuverability and intuitive driving. Power tilt and recline systems are offered as well.

Custom Manual Wheelchairs. Invacare manufactures and markets a range of custom manual wheelchairs for everyday, sports and recreational uses. These lightweight chairs are marketed under the Invacare® and Invacare Top End® brand names. The chairs provide mobility for people with moderate to severe disabilities in their everyday activities as well as for use in various sports such as basketball, racing and tennis.

Personal Mobility. Invacare manufactures the AT'm portable power wheelchair for consumers needing light duty powered mobility with the ability to quickly disassemble and be transported even in a compact or mid-sized vehicle. In addition, Invacare distributes two portable, compact scooters for consumers needing powered mobility and capable of operating a tiller. The Lynx model scooters are available in three-wheel and four-wheel versions.

Seating and Positioning Products. Invacare markets seat cushions, back supports and accessories under three series. Invacare® Absolute™ Series provides simple seating solutions for comfort, fit and function. Invacare InTouch™ Series includes versatile modular seating, providing optimal rehab solutions. Invacare PinDot™ Series offers custom seating solutions personalized for the most challenged clients. The company also has a product line of seating products and wheelchairs for the pediatric market.

STANDARD PRODUCTS

Manual Wheelchairs. Invacare's manual wheelchairs are sold for use inside and outside the home, institutional settings, or public places. Our clients include people who are chronically or temporarily disabled and require basic mobility performance with little or no frame modification. Examples of our manual wheelchair lines, which are marketed under the Invacare® brand name, include the 9000 and Tracer® product lines. These lines offer wheelchairs that are designed to accommodate the diverse capabilities and unique needs of the individual from petite to bariatric sizes.

Personal Care. Invacare manufactures and/or distributes a full line of personal care products, including ambulatory aids such as crutches, canes, walkers and wheeled walkers. This category also features the Value Line Rollator, one of the latest Value Line products. Value Line products are products that are cost-effective, easy to use and contain the features and benefits that providers, clinicians and individuals require. Also available are safety aids such as tub transfer benches, shower chairs and grab bars, and patient care products such as commodes and other toilet assist aids.

Home Care Beds. Invacare manufactures and distributes a wide variety of manual, semi-electric and fully electric beds for home use under the Invacare® brand name. Home care bed accessories include bedside rails, mattresses, overbed tables, trapeze bars and traction equipment. Also available are new bariatric beds and accompanying accessories to serve the special needs of bariatric patients.

Low Air Loss Therapy Products. Invacare manufactures and/or distributes a complete line of mattress overlays and replacement products, under the Invacare® brand name. These products, which use air flotation to redistribute weight and move moisture away from patients, assist in the total care of those who are immobile and spend a great deal of time in bed.

Patient Transport. Invacare manufactures and/or distributes products needed to assist in transferring individuals from surface to surface (bed to chair) or transporting from room to room. Designed for use in the home and institutional settings, these products include patient lifts and slings, and a new series of mobile, multi-functional recliners.

RESPIRATORY PRODUCTS

Invacare manufactures and/or distributes home respiratory products, including: oxygen concentrators, HomeFill™ oxygen transfilling systems, sleep apnea products, aerosol therapy and other respiratory products. The company's home respiratory products are marketed predominantly under the Invacare® brand name. The Invacare® HomeFill™ II Oxygen Compressor enables people to safely and easily make compressed oxygen in their home and store it in cylinders for future use.

OTHER PRODUCTS

Invacare also manufactures markets and distributes many accessory products, including spare parts, wheelchair cushions, arm rests, wheels and respiratory parts. In some cases, the company's accessory items are built to be interchangeable so that they can be used to replace parts on products manufactured by others.

Invacare Supply Group

Invacare distributes numerous lines of branded medical supplies including ostomy, incontinence, diabetic, interals, wound care, urology and miscellaneous home medical products, as well as home medical equipment aids for daily living. Invacare Supply Group (ISG) also sells through the retail market.

Institutional Products Group

Invacare, operating as Institutional Products Group (IPG), is a manufacturer and distributor of health care furnishings including beds, case goods and patient handling equipment for the long-term care markets, specialty clinical recliners for dialysis and oncology clinics and certain other home medical equipment and accessory products.

Asia/Pacific

The company's Asia/Pacific operations consist of Invacare Australia, which distributes the Invacare range of products which includes: manual and power wheelchairs, lifts, ramps, beds, furniture and pressure care products; Dynamic Controls, a New Zealand manufacturer of electronic operating components used in power wheelchairs and scooters; Invacare New Zealand, a distributor of a wide range of home medical equipment; and Invacare Asia, which imports and distributes home medical equipment to the Asian markets.

Europe

The company's European operations operate as a "common market" company with sales throughout Europe. The European operations currently sell a line of products providing room for growth as Invacare continues to broaden its product line offerings to more closely resemble those of its North American operations.

Most wheelchair products sold in Europe are designed locally to meet specific market requirements. The company manufactures and/or assembles both manual and power wheelchair products at the following European facilities: Invacare UK Ltd. in the United Kingdom, Invacare Poirier S.A.S. in France, Invacare (Deutschland) GmbH in Germany, and Ulrich Alber GmbH in Germany. Manual wheelchair products are also manufactured and/or assembled at Invacare Portugal, Kuschall AG in Switzerland (the Kuschall range), and Invacare Rea AB in Sweden, beds and patient lifts at EC-Hong A/S in Denmark and personal care products at Aquatec GmbH in Germany and Dolomite AB in Sweden. Oxygen products such as concentrators and homefill are imported from Invacare U.S. or China operations.

For information relating to net sales by product group, see Business Segments in the Notes to the Consolidated Financial Statements included in this report.

WARRANTY

Generally, the company's products are covered from the date of sale to the customer by warranties against defects in material and workmanship for various periods depending on the product. Certain components carry a lifetime warranty.

COMPETITION

North America and Asia/Pacific

The home medical equipment market is highly competitive and Invacare products face significant competition from other well-established manufacturers. The company believes that its success in increasing market share is dependent on providing value to the customer based on the quality, performance and price of the company products, the range of products offered, the technical expertise of the sales force, the effectiveness of the company distribution system, the strength of the dealer and distributor network and the availability of prompt and reliable service for its products. Various manufacturers, from time to time, have instituted price-cutting programs in an effort to gain market share and may do so again in the future.

Europe

As a result of the differences encountered in the European marketplace, competition generally varies from one country to another. The company typically encounters one or two strong competitors in each country, some of them becoming regional leaders in specific product lines.

MARKETING AND DISTRIBUTION

North America and Asia/Pacific

Invacare's products are marketed in the United States and Asia/Pacific primarily to providers who in turn sell or rent these products directly to consumers within the non-acute care setting. Invacare's primary customer is the home medical equipment (HME) provider. The company also employs a "pull-through" marketing strategy to medical professionals, including physical and occupational therapists, who refer their patients to HME providers to obtain specific types of home medical equipment, as well as to consumers, who express a product or brand preference.

Invacare's domestic sales and marketing organization consists primarily of a home care sales force, which markets and sells Invacare® branded products to HME providers. Each member of Invacare's home care sales force functions as a Territory Business Manager (TBM) and handles all product and service needs for an account, thus saving customers' valuable time. The TBM also provides training and servicing information to providers, as well as product literature, point-of-sale materials and other advertising and merchandising aids. In Canada, products are sold by a sales force and distributed through regional distribution centers in Quebec to health care providers throughout Canada.

The Inside Sales Department provides increased sales coverage of smaller accounts and complements the efforts of the field sales force. Inside Sales offers cost-effective sales coverage through a targeted telesales effort, and has delivered solid sales growth since its existence.

The company's Technical Education department offers education programs that continue to place emphasis on improving the productivity of repair technicians. The Service Referral Network includes numerous providers who honor the company's product warranties regardless of where the product was purchased. This network of servicing providers seeks to ensure that all consumers using Invacare products receive quality service and support that is consistent with the Invacare brand promise.

The company sells distributed products, primarily soft goods and disposable medical supplies, through ISG. ISG products include ostomy, incontinence, wound care and diabetic supplies, as well as other soft goods and disposables. ISG markets its products through field account managers, inside telesales, a customer service department and the Internet. Additionally, ISG entered the long-term care market on a regional basis and markets to those nursing homes utilizing a direct outside sales force. ISG also markets a Home Delivery Program to home medical equipment providers through which ISG drop ships supplies in the provider's name to the customer's address. Thus, providers have no products to stock, no minimum order requirements and delivery is made within 24 to 48 hours nationwide.

In 2007, Invacare ended its relationship with Arnold Palmer, its national spokesperson, as part of the company's cost-cutting initiatives. Moving forward, Invacare, through the company's co-op advertising program, developed new direct response television commercials designed to generate demand for Invacare Power Chairs and the HomeFill Oxygen System sold by the home medical equipment provider in the U.S. The Company's North America HME Division also introduced a new marketing and advertising campaign, "Impossible Stops Here." The goal of this new campaign is for providers to believe that if they align themselves with Invacare—the only company that has the right products, the right programs, and the right services—they will survive today's seemingly impossible industry conditions. This theme has been incorporated into all trade advertising and

marketing ventures. It also was the central theme of the 2007 Medtrade booth. Impossible Stops Here does not replace "Yes, You Can®." "Yes, You Can" continues to be Invacare's global tagline, and it remains steadfast in the new HME ads and indicative of the company's "can do" attitude.

The company continues to improve performance and usability on www.invacare.com. In 2008, the company will focus on the implementation of a new website platform and web interface for Invacare.com/Invacare.ca, and Invacare Pro. The goal will be to create a more usable web presence, concentrating on a customer-centric approach that will allow the company to field a user interface that more closely represents customer needs.

Also in 2007, the company continued its strategic advertising campaign in key trade publications that reach the providers of home medical equipment. The company also contributed extensively to editorial coverage in trade publications concerning the products the company manufactures and our representatives attended numerous trade shows and conferences on a national and regional basis in which Invacare products were displayed to providers, health care professionals and consumers.

The company continues to generate greater consumer awareness of its products. This was evidenced by the company's sponsorship of a variety of wheelchair sporting events and support of various philanthropic causes benefiting the consumers of our products. For the fourteenth consecutive year, Invacare continued as a National Corporate Partner with Easter Seals, one of the most recognized charities in the United States that meets the needs of both children and adults with various types of disabilities. The company also continued its sponsorships of individual wheelchair athletes and teams, including several of the top-ranked male and female racers, hand cyclists, and wheelchair tennis players in the world. In addition, Invacare was the title sponsor for the ninth year in a row of the Invacare World Team Cup of Wheelchair Tennis Tournament, which took place in June in Sweden. The company also continued its support of disabled veterans through its sponsorship of the 27th National Veterans Wheelchair Games, the largest annual wheelchair sports event in the world. The games bring a competitive and recreational sports experience to military service veterans who use wheelchairs for their mobility needs due to spinal cord injury, neurological conditions or amputation.

Europe

The company's European operations consist primarily of manufacturing, marketing and distribution operations in Western Europe and export sales activities through local distributors elsewhere in the world. The company has a sales force and where appropriate, distribution centers, in the United Kingdom, France, Germany, Belgium, Portugal, Spain, Italy, Denmark, Sweden, Switzerland, Austria, Norway and the Netherlands, and sells through distributors elsewhere in Europe. In markets where the company has its own sales force, product sales are typically made through dealers of medical equipment and, in certain markets, directly to government agencies. In 2007, the continued consolidation of big buying groups tending to develop their business on a European scale has confirmed itself. As a result, Invacare is generalizing the application of pan-European pricing policies.

The company's top 10 customers accounted for approximately 10% of 2007 net sales. The loss of business of one or more of these customers or buying groups may have a significant impact on the company, although no single customer accounted for more than 3% of the company's 2007 net sales. Providers who are part of a buying group generally make individual purchasing decisions and are invoiced directly by the company.

PRODUCT LIABILITY COSTS

The company's captive insurance company, Invatection Insurance Company, currently has a policy year that runs from September 1 to August 31 and insures annual policy losses of $10,000,000 per occurrence and $13,000,000 in the aggregate of the company's North American product liability exposure. The company also has additional layers of external insurance coverage insuring up to $75,000,000 in annual aggregate losses arising

from individual claims anywhere in the world that exceed the captive insurance company policy limits or the limits of the company's per country foreign liability limits, as applicable. There can be no assurance that Invacare's current insurance levels will continue to be adequate or available at affordable rates.

Product liability reserves are recorded for individual claims based upon historical experience, industry expertise and indications from the third-party actuary. Additional reserves, in excess of the specific individual case reserves, are provided for incurred but not reported claims based upon third-party actuarial valuations at the time such valuations are conducted. Historical claims experience and other assumptions are taken into consideration by the third-party actuary to estimate the ultimate reserves. For example, the actuarial analysis assumes that historical loss experience is an indicator of future experience, that the distribution of exposures by geographic area and nature of operations for ongoing operations is expected to be very similar to historical operations with no dramatic changes and that the government indices used to trend losses and exposures are appropriate. Estimates made are adjusted on a regular basis and can be impacted by actual loss award settlements on claims. While actuarial analysis is used to help determine adequate reserves, the company accepts responsibility for the determination and recording of adequate reserves in accordance with accepted loss reserving standards and practices.

PRODUCT DEVELOPMENT AND ENGINEERING

Invacare is committed to continuously improving its existing product lines in a focused manner. In 2007, new product development continued to be a focus as part of Invacare's strategy to gain market share and maintain a competitive advantage along with beginning to globally standardize certain product platforms. To this end, the company introduced several new products and product enhancements. The following are some of the most significant 2007 product developments:

North America/HME

The TDX® Spree, the latest addition to the new TDX Series of power wheelchairs, gives children access to areas that were not previously reachable. It also ensures a smooth ride in everyday terrain. Its center-wheel drive technology gives the driver intuitive maneuverability. Other distinguishing features include standard five-inch elevating seat, low starting seat-to-floor height of 14 and a 1/2 inches, transport tie-downs and an option of a manual or power tilt.

The Pronto® M51™ power wheelchair with Formula™ CG Powered Tilt offers a full 55-degrees of tilt with a 300 lb. weight capacity that helps to enhance comfort through positioning and pressure relief. True center-wheel drive offers intuitive driving while SureStep® technology allows for smooth, stable driving over thresholds and transitions up to two-inches in height.

The Invacare® Intouch™ Propel™ back is a new general purpose back that is extremely lightweight and comfortable. Installation is easy with little hardware required. Also, the rigid shell coupled with a soft contoured foam cushion provides gentle support and facilitates postural symmetry.

The *Lynx™ L-3X compact scooter* is a compact, yet powerful scooter that has all of the comforts of a larger scooter, including more travel range, foot space and comfort for a variety of consumers.

The Perfecto2™ oxygen concentrator is the smallest, lightest, quietest and most energy efficient 5-liter concentrator ever produced by Invacare. It is 75% quieter, 25% more energy efficient, 17% lighter and 33% smaller than the Platinum XL concentrator.

The new line of *HomeFill® Post Valve cylinders* gives portable oxygen patients more choices and flexibility than ever before. The new cylinders expand Invacare's line of HomeFill cylinders, which already includes integrated continuous flow regulators and integrated pneumatic conservers, thereby meeting the needs of a variety of ambulatory oxygen patients.

The much anticipated *XPO2™ portable concentrator* recently received 510(K) clearance and is expected to be ready to launch in the first quarter of 2008. The *XPO2*, named for its extreme portability, is a small, lightweight, durable portable concentrator that is also clinically robust. It will offer a pulse dose oxygen delivery system with settings from one to five, and weigh a mere six pounds.

The Invacare aerosol therapy product line is expanding to better meet both patient and provider needs. New to the line is the *Invacare® select aerosol compressor*, a simple, yet effective and reliable unit that will be economically priced and packaged with a disposable nebulizer. The select aerosol compressor joins the popular *Stratos™ Compact aerosol compressor*—now featuring a smaller footprint and reusable nebulizer—and the *Stratos™ Portable Plus* that now has a higher flow compressor that can drive a standard nebulizer.

Invacare Standard Products will launch a new line of *Therapeutic Support Surfaces* (TSS). This line includes the *Invacare® Solace™ Foam* and *Invacare® MicroAir™ Powered TSS Products*. These products represent the first time that a complete line of TSS products has been available nationwide under a single trusted brand name. The products offer unique improvements resulting in a line that blends technology with comfort.

The *Invacare® Knee Rollator* is a great alternative for those who experience discomfort when using crutches. The Knee Rollator features a comfortable knee pad for resting the injured limb, and it is easily maneuverable with its five-inch front swivel wheels.

The new *Veranda™ standard wheelchairs* have been designed with durability and value in mind to maximize the provider's return on their investment. Available with a choice of removable or permanent arm styles and a choice of front riggings, the Veranda wheelchairs accommodate the needs of the market. These economical wheelchairs are practical, yet sleek, with powder coated steel frames and durable nylon upholstery.

Asia/Pacific

Asia/Pacific continued various range extensions and design improvements to products during 2007 as well as new scooter controllers such as the controllers for Invacare's MK6i™ product range.

Europe

During 2007, Europe introduced fourteen new products. The following are some of the most significant 2007 product developments:

Action Vertic® is a new manually driven wheelchair featuring an electrically driven standing device. In fact, the wheelchair has been designed for active users who want to combine active drive and when needed, be able to stand up being supported by the standing device.

Action 3 Junior® is a lightweight, foldable pediatric wheelchair designed for children aged between 3 and 15 years. Action 3 Junior® has been developed to match the individual needs of the child and can grow as they grow. As a child's needs change, the Action 3 Junior® offers a large range of options to accompany the child in their development to provide the necessary clinical support.

Rea® Azalea™ Tall is specially designed to meet the needs of tall users who require a "Tilt in Space Wheelchair" with a longer seat support. Adapted from the Rea® Azalea™, the Rea® Azalea™ Tall boasts all the advantages of a reliable, tilting wheelchair and offers a unique weight-shifting mechanism.

Kuschall's R-33 is a new high active wheelchair based on K-Series' concept with either an integrated central suspension or a fixed seat support, depending on the customer's needs.

The *Invacare® Rea Spin x™* is a lightweight foldable wheelchair for the middle active segment. The wheelchair features an inbuilt postural frame with a fully adjustable seat for ergonomic seating posture for the user. The wheelchair is made of lightweight materials and is equipped with a dual folding mechanism to allow transportation with ease.

Invacare® Leo™ is a 4-wheel scooter designed for all those that value their independence and wish to get out and about unaided. Safety is a key feature of the Invacare® Leo™, but this does not detract from its stylish and sporty looks. Invacare® Leo™ offers users the freedom and confidence to enjoy their essential daily outings and leisure excursions.

Invacare® Lynx™ is the portable micro scooter which eases your way to independency. The Invacare® Lynx™ helps to accomplish daily activities effortlessly. Thanks to its micro proportions and its light weight, it fits easily in the trunk of a car and is straightforward to dismantle.

The *Invacare® twilight™ Mask* designed by patients for patients is the ideal mask for users that require nasal ventilation with CPAP or BiPAP and offers optimum compliance for those suffering from sleep and breathing disorders. This uniquely comfortable design offers an innovative, multi-patented mask that not only maximizes comfort and ease of use but also has effective sealing and total stability. The Twilight™ is available in three sizes. Each mask can be easily altered to comfortably fit the face, thanks to an adjustable forehead support.

Alber's Quix Q10 is the first auxiliary drive for manual wheelchairs that can steer with a handlebar like a bike. This makes it extremely simple to operate and highly maneuverable. It is a power add-on drive with tiller control and is easy to handle because of the new handle bar, fits to almost every wheelchair, driving range up to 15 km (9.4 miles), very swift for indoor use, easy to dismantle and ideal for transporting.

An "electronic spare part list" has been introduced across the European Invacare after sales service departments, which improves product spare part selection and improves customer service.

MANUFACTURING AND SUPPLIERS

The company's objective is to continue to reduce costs through facility consolidation and headcount reductions along with reducing fixed costs through transitioning to more assembly operations while maintaining the highest quality supply chain in the industry. The company seeks to achieve this objective through a strategic combination of Invacare manufacturing facilities, contract manufacturing facilities, and key suppliers. The operational strategy further supports the marketing strategy with flexible providers of new and modified products that respond to the demands of the market.

The supply chain is focused on providing custom, configured, made-to-order products from facilities close to the customers in each of its major markets. As strategic choices are made globally, those facilities that remain in higher-cost regions of North America and Europe will be very focused factories that provide these specific competitive advantages to the marketing and sales teams.

The company continues to place specific emphasis on shifting production over the next few years to Asian sourcing opportunities, including China and India, which is a component of the company's multi-year manufacturing and distribution strategy and supports the company-wide cost reduction goals. Access to sourcing opportunities has been facilitated by our establishment of a full test and design engineering facility in our location in Suzhou, China. In Asia, Invacare manufactures products with intellectual property and high value add margins that serve local market opportunities through our wholly owned factory in Suzhou, Jiangsu Province, China. The Suzhou facility supplies products to the major regions of the world served by Invacare: North America, Europe and Asia/Pacific.

Best practices in lean manufacturing are used throughout the operations to eliminate waste, shorten lead times, optimize inventory, improve productivity, drive quality and engage supply chain associates in the definition and implementation of needed change.

The company purchases raw materials, components, sub-assemblies, and finished goods from a variety of suppliers globally. The company's Hong Kong-based Asian sourcing and purchasing office has proven to be a significant asset to our supply chain through its development and management of suppliers across Asia. Where

appropriate, Invacare utilizes contracts with suppliers in all regions to increase the guarantees of delivery, cost, quality and responsiveness. In those situations where contracts are not advantageous, Invacare works to manage multiple sources of supply and relationships that provide increased flexibility to the supply chain.

North America

The company has focused its factories in North America on the final assembly of powered mobility and custom manual wheelchairs, the fully integrated manufacture of homecare and institutional care beds, the final assembly of respiratory products and the integrated component fabrication, painting, and final assembly of a variety of standard manual wheelchairs and commodes. The company operates four major factories located in Elyria, Ohio; Sanford, Florida; London, Ontario and Reynosa, Mexico.

Asia/Pacific

The company continues to aggressively integrate its operations in Australia to maximize the leverage of operational efficiencies.

Europe

The company has eleven manufacturing facilities spread throughout Europe with a capability to manufacture patient aid, wheelchair, powered mobility, bath safety, beds and patient transport products. The European manufacturing and logistics facilities are focused on accelerating opportunities for streamlining to gain significant synergies in cost and quality over the next few years.

GOVERNMENT REGULATION

The company is directly affected by government regulation and reimbursement policies in virtually every country in which it operates. Government regulations and health care policy differ from country to country, and within some countries (most notably the U.S., European Union, Australia, Canada and increasingly Asia), from state to state or province to province. Changes in regulations and health care policy take place frequently and can impact the size, growth potential and profitability of products sold in each market.

In the U.S., the growth of health care costs has increased at rates in excess of the rate of inflation and as a percentage of GDP for several decades. A number of efforts to control the federal deficit have impacted reimbursement levels for government sponsored health care programs and private insurance companies often imitate changes made in federal programs. Reimbursement guidelines in the home health care industry have a substantial impact on the nature and type of equipment an end user can obtain and thus, affect the product mix, pricing and payment patterns of the company's customers who are the HME providers.

The company continues its pro-active efforts to shape public policy that impacts home and community-based, non-acute health care. The company is currently very active with federal legislation and regulatory policy makers. Invacare believes that these efforts give the company a competitive advantage in two ways. First, customers frequently express appreciation for our efforts on behalf of the entire industry. Second, sometimes the company has the ability to anticipate and plan for changes in public policy, unlike most other HME manufacturers who must react to change after it occurs.

The Safe Medical Devices Act of 1990 and Medical Device Amendments of 1976 to the Federal Food, Drug and Cosmetics Act of 1938 (the "Acts") provide for regulation by the United States Food and Drug Administration (the "FDA") of the manufacture and sale of medical devices. Under the Acts, medical devices are classified as Class I, Class II or Class III devices. The company's principal products are designated as Class I or Class II devices. In general, Class I devices must comply with labeling and record keeping requirements and are

subject to other general controls. In addition to general controls, certain Class II devices must comply with product design and manufacturing controls established by the FDA. Domestic and foreign manufacturers of medical devices distributed commercially in the U.S. are subject to periodic inspections by the FDA. Furthermore, state, local and foreign governments have adopted regulations relating to the design, manufacture and marketing of health care products. During the past two years, the company was inspected by the FDA at eight domestic and foreign locations, with no adverse inspectional findings noted. In addition, the management systems of all locations required to meet ISO 13485 requirements for Canada, Europe and other foreign markets were inspected during 2007 and found to be certifiable.

From time to time, the company may undertake voluntary recalls or field corrective actions of our products to maintain ongoing customer relationships and to enhance its reputation for adhering to high standards of quality and safety. None of the company's actions has been classified by the FDA as high risk (Class I). The company continues to strengthen its programs to better ensure compliance with applicable regulations, particularly those which could have a material adverse effect on the company.

The company occasionally sponsors clinical studies, usually involving its respiratory or sleep products. These studies have historically been non-significant risk studies with human subjects. Effective December 27, 2007, such studies, their protocols, participant criteria and all results, must be registered in the Clinical Registry managed by the National Institutes of Health and available to the public via the Internet, according to a new law that was part of the FDA Amendments Act signed September 27, 2007 (Public Law 110-85).

Although there are a number of reimbursement related issues in most of the countries in which Invacare competes, the issues of primary importance are currently in the United States. There are two critical issues for Invacare: eligibility for reimbursement for power wheelchairs for elderly patients and the provisions of the 2003 legislation related to prescription drug coverage under Medicare. With regard to power wheelchairs, the Centers for Medicare and Medicaid Services, or "CMS," implemented in late 2006 a series of changes to the eligibility, documentation, codes and payment rules that has impacted the predictability and access to this benefit. Invacare and the home care industry are working hard to convince the CMS and the Bush administration to make pragmatic changes that are consistent with industry practices, to afford seniors appropriate access to their home medical equipment. With regard to the 2003 legislation, CMS is now implementing a "competitive acquisition" program in ten large metropolitan areas, beginning July 1, 2008. An additional 70 metropolitan areas also will participate in this program, beginning sometime in 2009. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

In 2009, the competitive bidding program will be extended to 70 of the largest metropolitan regions. In early 2006, Congress passed the Deficit Reduction Act which includes payment cuts to home oxygen that will take effect in January 2009.

Although none of these changes are beneficial to the home care industry, the company believes that it can still grow and thrive in this environment. The home care industry has not received any cost-of-living adjustments over the last few years and will try to respond with improved productivity to address the lack of support from Congress. In addition, the company's new products (for example, the HomeFill™ low-cost oxygen delivery system), can help address the cuts the home care provider has to endure. Moreover, effective January 1, 2007, Medicare provided for increased payment for this new technology which further enhances the cost advantages this technology offers. The company will continue to focus on developing products that help the provider improve profitability. Additionally, the company plans to accelerate our activities in China to make sure that the company is one of the lowest cost manufacturers and distributors to the home care provider.

BACKLOG

The company generally manufactures most of its products to meet near-term demands by shipping from stock or by building to order based on the specialty nature of certain products. Therefore, the company does not have substantial backlog of orders of any particular product nor does it believe that backlog is a significant factor for its business.

EMPLOYEES

As of December 31, 2007, the company had approximately 5,700 employees.

FOREIGN OPERATIONS AND EXPORT SALES

The company also markets its products for export to other foreign countries. In 2007, the company had product sales in over 80 countries worldwide. For information relating to net sales, operating income and identifiable assets of the company's foreign operations, see Business Segments in the Notes to the Consolidated Financial Statements.

AVAILABLE INFORMATION

The company files Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments thereto, as well as proxy statements and other documents with the Securities and Exchange Commission (SEC). The public may read and copy any material that the company files with the SEC at the SEC's Public Reference Room located at 100 F Street, NE, Washington D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website, *www.sec.gov*, which contains all reports, proxy statements and other information filed by the company with the SEC.

Additionally, Invacare's filings with the SEC are available on or through the company's website, *www.invacare.com*, as soon as reasonably practicable after they are filed electronically with, or furnished to, the SEC. Copies of the company's filings also can be requested, free of charge, by writing to: Shareholder Relations Department, Invacare Corporation, One Invacare Way, P.O. Box 4028, Elyria, OH 44036-2125.

FORWARD-LOOKING INFORMATION

This Form 10-K contains forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Terms such as "will," "should," "plan," "intend," "expect," "continue," "forecast", "believe," "anticipate" and "seek," as well as similar comments, are forward-looking in nature. Actual results and events may differ significantly from those expressed or anticipated as a result of risks and uncertainties which include, but are not limited to, the following: possible adverse effects of being substantially leveraged, which could impact our ability to raise capital, limit our ability to react to changes in the economy or our industry or expose us to interest rate or event of default risks; changes in government and other third-party payor reimbursement levels and practices; consolidation of health care providers and our competitors; loss of key health care providers; ineffective cost reduction and restructuring efforts; inability to design, manufacture, distribute and achieve market acceptance of new products with higher functionality and lower costs; extensive government regulation of our products; lower cost imports; increased freight costs; failure to comply with regulatory requirements or receive regulatory clearance or approval for our products or operations in the United States or abroad; potential product recalls; uncollectible accounts

receivable; difficulties in implementing a new Enterprise Resource Planning system; legal actions or regulatory proceedings and governmental investigations; product liability claims; inadequate patents or other intellectual property protection; incorrect assumptions concerning demographic trends that impact the market for our products; provisions of Ohio law or in our debt agreements, our shareholder rights plan or our charter documents that may prevent or delay a change in control; the loss of the services of our key management and personnel; decreased availability or increased costs of raw materials which could increase our costs of producing our products; inability to acquire strategic acquisition candidates because of limited financing alternatives; risks inherent in managing and operating businesses in many different foreign jurisdictions; exchange rate fluctuations, as well as the risks described from time to time in Invacare's reports as filed with the Securities and Exchange Commission. Except to the extent required by law, we do not undertake and specifically decline any obligation to review or update any forward-looking statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments or otherwise.

Item 1A. Risk Factors.

The company's business, operations and financial condition are subject to various risks and uncertainties. You should carefully consider the risks and uncertainties described below, together with all of the other information in this annual report on Form 10-K and in the company's other filings with the SEC, before making any investment decision with respect to the company's securities. The risks and uncertainties described below may not be the only ones the company faces. Additional risks and uncertainties not presently known by the company or that the company currently deems immaterial may also affect the company's business. If any of these known or unknown risks or uncertainties actually occur or develop, the company's business, financial condition, results of operations and future growth prospects could change.

Changes in government and other third-party payor reimbursement levels and practices have negatively impacted and could continue to negatively impact the company's revenues and profitability.

The company's products are sold through a network of medical equipment and home health care providers, extended care facilities, hospital and HMO-based stores, and other providers. Many of these providers (the company's customers) are reimbursed for the products and services provided to their customers and patients by third-party payors, such as government programs, including Medicare and Medicaid, private insurance plans and managed care programs. Many of these programs set maximum reimbursement levels for some of the products sold by the company in the United States. If third-party payors deny coverage, make the reimbursement process or documentation requirements more uncertain or further reduce their current levels of reimbursement (i.e., beyond the reductions described below), or if the company's costs of production increase faster than increases in reimbursement levels, the company may be unable to sell the affected product(s) through its distribution channels on a profitable basis.

Reduced government reimbursement levels and changes in reimbursement policies have in the past added, and could continue to add, significant pressure to the company's revenues and profitability. Effective November 15, 2006, the CMS reduced the maximum reimbursement amount for power wheelchairs under Medicare by up to 28%, and implemented a series of other administrative changes that makes it more difficult for customers to provide power wheelchairs. Additionally, the Deficit Reduction Act of 2005 includes payment cuts for home oxygen equipment that will take effect in January 2009.

Largely as a consequence of the announced reimbursement reductions and the uncertainty created thereby, North American net sales were lower in 2007 and 2006 as compared to 2005 and Asia/Pacific sales were also negatively impacted as the U.S. reimbursement uncertainty in the power wheelchair market resulted in decreased sales of microprocessor controllers by the company's Dynamic Controls subsidiary. Sales of respiratory products were particularly affected by the changes. Small and independent provider sales declined as these dealers slowed their purchases of the company's HomeFill™ oxygen system product line, in part, until they had a clearer view of future oxygen reimbursement levels. Furthermore, a study issued by the Office of Inspector General or "OIG," in September 2006 suggested that $3.2 billion in savings could be achieved over five years by reducing the reimbursed rental period from three years (the reimbursement period under current law) to 13 months.

During 2007, the U.S. House of Representatives and U.S. Senate each drafted Medicare provisions that were not passed into law. The House package included a proposal to reduce the home oxygen rental cap to 18 months, with an exemption for new technology such as Invacare's Homefill system and portable oxygen concentrators. The Senate package would have made payment cuts to traditional home oxygen equipment, but would have retained current payment levels for new oxygen technology such as the Homefill system and portable oxygen concentrators. While it is unclear whether Congress will pass a Medicare bill this year, we expect Congress to continue consideration of these proposals in 2008. The uncertainty created by these announcements may negatively impact the home oxygen equipment market.

Similar trends and concerns are occurring in state Medicaid programs. These recent changes to reimbursement policies, and any additional unfavorable reimbursement policies or budgetary cuts that may be adopted, could adversely affect the demand for the company's products by customers who depend on reimbursement by the government-funded programs. The percentage of the company's overall sales that are dependent on Medicare or other insurance programs may increase as the portion of the U.S. population over age 65 continues to grow, making the company more vulnerable to reimbursement level reductions by these organizations. Reduced government reimbursement levels also could result in reduced private payor reimbursement levels because some third-party payors may index their reimbursement schedules to Medicare fee schedules. Reductions in reimbursement levels also may affect the profitability of the company's customers and ultimately force some customers without strong financial resources to go out of business. The reductions announced recently may be so dramatic that some of the company's customers may not be able to adapt quickly enough to survive. The company is the industry's largest creditor and an increase in bankruptcies in the company's customer base could have an adverse effect on the company's financial results.

Medicare will institute a new competitive bidding program for various items in ten large metropolitan areas beginning July 1, 2008. This program is designed to reduce Medicare payment levels for items that the Medicare program spends the most money on under the home medical equipment benefit, including oxygen and power wheelchairs. This new program will eliminate some providers from the competitive bidding markets, because only those providers who are chosen to participate (based largely on price) will be able to provide beneficiaries with items included in the bid. Medicare will be expanding the program to an additional 70 metropolitan areas in 2009. In addition, in 2009, Medicare has the authority to apply bid rates from bidding areas in non-bid areas. The competitive bidding program will result in reduced payment levels, that will vary by product category and by metropolitan area, and will depend in large part upon the level of bids the company's customers submit in an effort to ensure they become approved contract suppliers. It is difficult to predict the specific reductions in payment levels that will result from this process.

Outside the United States, reimbursement systems vary significantly by country. Many foreign markets have government-managed health care systems that govern reimbursement for new home health care products. The ability of hospitals and other providers supported by such systems to purchase the company's products is dependent, in part, upon public budgetary constraints. Canada and Germany and other European countries, for example, have tightened reimbursement rates and other countries may follow. If adequate levels of reimbursement from third-party payors outside of the United States are not obtained, international sales of the company's products may decline, which could adversely affect the company's net sales and would have a material adverse effect on the company's business, financial condition and results of operations.

The impact of all the changes discussed above is uncertain and could have a material adverse effect on the company's business, financial condition and results of operations.

The consolidation of health care customers and the company's competitors could result in a loss of customers or in additional competitive pricing pressures.

Numerous initiatives and reforms instituted by legislators, regulators and third-party payors to reduce home medical equipment costs have resulted in a consolidation trend in the home medical equipment industry as well as among the company's customers, including home health care providers. Some of the company's competitors

have been lowering the purchase prices of their products in an effort to attract customers. This in turn has resulted in greater pricing pressures, including pressure to offer customers more competitive pricing terms, and the exclusion of certain suppliers from important market segments as group purchasing organizations, independent delivery networks and large single accounts continue to consolidate purchasing decisions for some of the company's customers. Further consolidation could result in a loss of customers, including increased collectibility risks, or in increased competitive pricing pressures.

The industry in which the company operates is highly competitive and some of the company's competitors may be larger and may have greater financial resources than the company does.

The home medical equipment market is highly competitive and the company's products face significant competition from other well-established manufacturers. Any increase in competition may cause the company to lose market share or compel the company to reduce prices to remain competitive, which could materially adversely affect the company's results of operations.

If the company's cost reduction efforts are ineffective, the company's revenues and profitability could be negatively impacted.

In response to the reductions in Medicare power wheelchair and oxygen reimbursement levels and other governmental and third party payor pricing pressures and competitive pricing pressures, the company initiated cost reduction efforts and continues to implement further reductions. The company may not be successful in achieving the operating efficiencies and operating cost reductions expected from these efforts, including the estimated cost savings described above, and the company may experience business disruptions associated with the restructuring and cost reduction activities, including the restructuring activities previously announced and, in particular, the company's facility consolidations initiated in connection with these activities. These efforts may not produce the full efficiency and cost reduction benefits that the company expects. Further, these benefits may be realized later than expected, and the costs of implementing these measures may be greater than anticipated. If these measures are not successful, the company intends to undertake additional cost reduction efforts, which could result in future charges. Moreover, the company's ability to achieve other strategic goals and business plans and the company's financial performance may be adversely affected and the company could experience business disruptions with customers and elsewhere if the company's cost reduction and restructuring efforts prove ineffective.

The company's success depends on the company's ability to design, manufacture, distribute and achieve market acceptance of new products with higher functionality and lower costs.

The company sells products to customers primarily in markets that are characterized by technological change, product innovation and evolving industry standards and in which product price is increasingly the primary consideration in customers' purchasing decisions. The company is continually engaged in product development and improvement programs. The company must continue to design and improve innovative products, effectively distribute and achieve market acceptance of those products, and reduce the costs of producing the company's products, in order to compete successfully with the company's competitors. If competitors' product development capabilities become more effective than the company's product development capabilities, if competitors' new or improved products are accepted by the market before the company's products or if competitors are able to produce products at a lower cost and thus offer products for sale at a lower price, the company's business, financial condition and results of operation could be adversely affected.

The company is subject to extensive government regulation, and if the company fails to comply with applicable laws or regulations, the company could suffer severe criminal or civil sanctions or be required to make significant changes to the company's operations that could have a material adverse effect on the company's results of operations.

The company sells its products principally to medical equipment and home health care providers who resell or rent those products to consumers. Many of those providers (the company's customers) are reimbursed for the Invacare® products sold to their customers and patients by third-party payors, including Medicare and Medicaid.

The federal government and all states and countries in which we operate regulate many aspects of the company's business. As a health care manufacturer, the company is subject to extensive government regulation, including numerous laws directed at preventing fraud and abuse and laws regulating reimbursement under various government programs. The marketing, invoicing, documenting and other practices of health care suppliers and manufacturers are all subject to government scrutiny. Government agencies periodically open investigations and obtain information from health care suppliers and manufacturers pursuant to the legal process. Violations of law or regulations can result in severe criminal, civil and administrative penalties and sanctions, including disqualification from Medicare and other reimbursement programs, which could have a material adverse effect on the company's business. The company has established policies and procedures that the company believes are sufficient to ensure that the company will operate in substantial compliance with these laws and regulations.

The company received a subpoena in 2006 from the U.S. Department of Justice seeking documents relating to three long-standing and well-known promotional and rebate programs maintained by the company. The company believes the programs described in the subpoena are in compliance with all applicable laws and the company is cooperating fully with the government investigation which is currently being conducted out of Washington, D.C. There can be no assurance that the company's business or financial condition will not be adversely affected by the government investigation.

Health care is an area of rapid regulatory change. Changes in the law and new interpretations of existing laws may affect permissible activities, the costs associated with doing business, and reimbursement amounts paid by federal, state and other third-party payors. The company cannot predict the future of federal, state and local regulation or legislation, including Medicare and Medicaid statutes and regulations, or possible changes in health care policies in any country in which the company conducts business. Future legislation and regulatory changes could have a material adverse effect on the company's business.

The company's research and development and manufacturing processes are subject to federal, state, local and foreign environmental requirements.

The company's research and development and manufacturing processes are subject to federal, state, local and foreign environmental requirements, including requirements governing the discharge of pollutants into the air or water, the use, handling, storage and disposal of hazardous substances and the responsibility to investigate and cleanup of contaminated sites. Under some of these laws, the company could also be held responsible for costs relating to any contamination at the company's past or present facilities and at third-party waste disposal sites. These could include costs relating to contamination that did not result from any violation of law and, in some circumstances, contamination that the company did not cause. The company may incur significant expenses relating to the failure to comply with environmental laws. The enactment of stricter laws or regulations, the stricter interpretation of existing laws and regulations or the requirement to undertake the investigation or remediation of currently unknown environmental contamination at the company's own or third party sites may require the company to make additional expenditures, which could be material.

Lower cost imports could negatively impact the company's profitability.

Lower cost imports sourced from Asia may negatively impact the company's sales volumes. Competition from these products may force the company to lower our prices, cutting into the company's profit margins and reducing the company's overall profitability. Asian goods had a particularly strong negative impact on the company's sales of Standard Products (this category includes products such as manual wheelchairs, canes, walkers and bath aids) during 2006 and 2007.

The company's failure to comply with regulatory requirements or receive regulatory clearance or approval for the company's products or operations in the United States or abroad could adversely affect the company's business.

The company's medical devices are subject to extensive regulation in the United States by the Food and Drug Administration, or the "FDA," and by similar governmental authorities in the foreign countries where the company does business. The FDA regulates virtually all aspects of a medical device's development, testing, manufacturing, labeling, promotion, distribution and marketing. In addition, the company is required to file reports with the FDA if the company's products cause, or contribute to, death or serious injury, or if they malfunction and would be likely to cause, or contribute to, death or serious injury if the malfunction were to recur. In general, unless an exemption applies, the company's wheelchair and respiratory medical devices must receive a pre-marketing clearance from the FDA before they can be marketed in the United States. The FDA also regulates the export of medical devices to foreign countries. The company cannot be assured that any of the company's devices, to the extent required, will be cleared by the FDA through the pre-market clearance process or that the FDA will provide export certificates that are necessary to export certain of the company's products.

Additionally, the company may be required to obtain pre-marketing clearances to market modifications to the company's existing products or market its existing products for new indications. The FDA requires device manufacturers themselves to make and document a determination of whether or not a modification requires a new clearance; however, the FDA can review and disagree with a manufacturer's decision. The company has applied for, and received, a number of such clearances in the past. The company may not be successful in receiving clearances in the future or the FDA may not agree with the company's decisions not to seek clearances for any particular device modification. The FDA may require a clearance for any past or future modification or a new indication for the company's existing products. Such submissions may require the submission of additional data and may be time consuming and costly, and may not ultimately be cleared by the FDA.

If the FDA requires the company to obtain pre-marketing clearances for any modification to a previously cleared device, the company may be required to cease manufacturing and marketing the modified device or to recall the modified device until the company obtains FDA clearance and the company may be subject to significant regulatory fines or penalties. In addition, the FDA may not clear these submissions in a timely manner, if at all. The FDA also may change its policies, adopt additional regulations or revise existing regulations, each of which could prevent or delay pre-market clearance of the company's devices, or could impact the company's ability to market a device that was previously cleared. Any of the foregoing could adversely affect the company's business.

The company's failure to comply with the regulatory requirements of the FDA and other applicable U.S. regulatory requirements may subject the company to administrative or judicially imposed sanctions. These sanctions include warning letters, civil penalties, criminal penalties, injunctions, product seizure or detention, product recalls and total or partial suspension of production.

In many of the foreign countries in which the company markets its products, the company is subject to extensive regulations that are similar to those of the FDA, including those in Europe. The regulation of the company's products in Europe falls primarily within the European Economic Area, which consists of the 27 member states of the European Union, as well as Iceland, Liechtenstein and Norway. Only medical devices that comply with certain conformity requirements of the Medical Device Directive are allowed to be marketed within the European Economic Area. In addition, the national health or social security organizations of certain foreign countries, including those outside Europe, require the company's products to be qualified before they can be marketed in those countries. Failure to receive or delays in the receipt of, relevant foreign qualifications in the European Economic Area or other foreign countries could have a material adverse effect on the company's business.

The company's products are subject to recalls, which could harm the company's reputation and business.

The company is subject to ongoing medical device reporting regulations that require the company to report to the FDA or similar governmental authorities in other countries if the company's products cause, or contribute to, death or serious injury, or if they malfunction and would be likely to cause, or contribute to, death or serious injury if the malfunction were to recur. The FDA and similar governmental authorities in other countries have the authority to require the company to do a field correction or recall the company's products in the event of material deficiencies or defects in design or manufacturing. In addition, in light of a deficiency, defect in design or manufacturing or defect in labeling, the company may voluntarily elect to recall or correct the company's products. A government mandated or voluntary recall/field correction by the company could occur as a result of component failures, manufacturing errors or design defects, including defects in labeling. Any recall/field correction would divert managerial and financial resources and could harm the company's reputation with its customers, product users and the health care professionals that use, prescribe and recommend the company's products. The company could have product recalls or field actions that result in significant costs to the company in the future, and these actions could have a material adverse effect on the company's business.

The company's reported results may be adversely affected by increases in reserves for uncollectible accounts receivable.

The company has a large balance of accounts receivable and has established a reserve for the portion of such accounts receivable that the company estimates will not be collected because of the company's customers' non-payment. The reserve is based on historical trends and current relationships with the company's customers and providers. Changes in the company's collection rates can result from a number of factors, including turnover in personnel, changes in the payment policies or practices of payors or changes in industry rates or pace of reimbursement. As a result of recent changes in Medicare reimbursement regulations, specifically changes to the qualification processes and reimbursement levels of consumer power wheelchairs and custom power wheelchairs, the business viability of several of the company's customers has become questionable. The company's reserve for uncollectible receivables has fluctuated in the past and will continue to fluctuate in the future. Changes in rates of collection or fluctuations, even if they are small in absolute terms, could require the company to increase its reserve for uncollectible receivables beyond its current level. The company has reviewed the accounts receivables associated with many of its customers that are most exposed to these issues. As part of the company's 2006 financial results, the company recorded an incremental accounts receivable reserve of $26.8 million and continues to closely monitor collections and the credit-worthiness of the company's customers. Total provision for bad debt for the company in 2006 was $37.7 million. In addition, during 2007, the company provided for an additional bad debt reserve of $11.9 million.

Difficulties in implementing a new Enterprise Resource Planning system have disrupted the company's business.

During the fourth quarter of 2005, the company implemented the second phase of the company's Enterprise Resource Planning, or "ERP," system. Primarily as a result of the complexities and business process changes associated with this implementation, the company encountered a number of issues related to the start-up of the system, including difficulties in processing orders, customer disruptions and the loss of some business. While the company believes that the difficulties associated with implementing and stabilizing the company's ERP system were temporary and have been addressed, there can be no assurance that the company will not experience additional ongoing disruptions or inefficiencies in the company's business operations as a result of this new system implementation, the final phases of which are to be completed in 2008 or 2009.

The company may be adversely affected by legal actions or regulatory proceedings.

The company may be subject to claims, litigation or other liabilities as a result of injuries caused by allegedly defective products, acquisitions the company has completed or in the intellectual property area. Any such claims or litigation against the company, regardless of the merits, could result in substantial costs and could harm the company's business. Intellectual property litigation or claims also could require the company to:

- cease manufacturing and selling any of the company's products that incorporate the challenged intellectual property;
- obtain a license from the holder of the infringed intellectual property right alleged to have been infringed, which license may not be available on commercially reasonable terms, if at all; or
- redesign or rename the company's products, which may not be possible, and could be costly and time consuming.

The results of legal proceedings are difficult to predict and the company cannot provide any assurance that an action or proceeding will not be commenced against the company, or that the company will prevail in any such action or proceeding. An unfavorable resolution of any legal action or proceeding could materially and adversely affect the company's business, results of operations, liquidity or financial condition.

Product liability claims may harm the company's business, particularly if the number of claims increases significantly or the company's product liability insurance proves inadequate.

The manufacture and sale of home health care devices and related products exposes the company to a significant risk of product liability claims. From time to time, the company has been, and is currently, subject to a number of product liability claims alleging that the use of the company's products has resulted in serious injury or even death.

Even if the company is successful in defending against any liability claims, these claims could nevertheless distract the company's management, result in substantial costs, harm the company's reputation, adversely affect the sales of all the company's products and otherwise harm the company's business. If there is a significant increase in the number of product liability claims, the company's business could be adversely affected.

The company's captive insurance company, Invatection Insurance Company, currently has a policy year that runs from September 1 to August 31 and insures annual policy losses of $10,000,000 per occurrence and $13,000,000 in the aggregate of the company's North American product liability exposure. The company also has additional layers of external insurance coverage insuring up to $75,000,000 in annual aggregate losses arising from individual claims anywhere in the world that exceed the captive insurance company policy limits or the limits of the company's per country foreign liability limits as applicable. There can be no assurance that the company's current insurance levels will continue to be adequate or available at affordable rates.

Product liability reserves are recorded for individual claims based upon historical experience, industry expertise and indications from a third-party actuary. Additional reserves, in excess of the specific individual case reserves, are provided for incurred but not reported claims based upon third-party actuarial valuations at the time such valuations are conducted. Historical claims experience and other assumptions are taken into consideration by the third-party actuary to estimate the ultimate reserves. For example, the actuarial analysis assumes that historical loss experience is an indicator of future experience, that the distribution of exposures by geographic area and nature of operations for ongoing operations is expected to be very similar to historical operations with no dramatic changes and that the government indices used to trend losses and exposures are appropriate. Estimates are adjusted on a regular basis and can be impacted by actual loss awards or settlements on claims. While actuarial analysis is used to help determine adequate reserves, the company is responsible for the determination and recording of adequate reserves in accordance with accepted loss reserving standards and practices.

In addition, as a result of a product liability claim or if the company's products are alleged to be defective, the company may have to recall some of its products, which could result in significant costs to the company and harm the company's business reputation.

If the company's patents and other intellectual property rights do not adequately protect the company's products, the company may lose market share to its competitors and may not be able to operate the company's business profitably.

The company relies on a combination of patents, trade secrets and trademarks to establish and protect the company's intellectual property rights in its products and the processes for the development, manufacture and marketing of the company's products.

The company uses non-patented proprietary know-how, trade secrets, undisclosed internal processes and other proprietary information and currently employs various methods to protect this proprietary information, including confidentiality agreements, invention assignment agreements and proprietary information agreements with vendors, employees, independent sales agents, distributors, consultants, and others. However, these agreements may be breached. The FDA or another governmental agency may require the disclosure of this information in order for the company to have the right to market a product. Trade secrets, know-how and other unpatented proprietary technology may also otherwise become known to or independently developed by the company's competitors.

In addition, the company also holds U.S. and foreign patents relating to a number of its components and products and has patent applications pending with respect to other components and products. The company also applies for additional patents in the ordinary course of its business, as the company deems appropriate. However, these precautions offer only limited protection, and the company's proprietary information may become known to, or be independently developed by, competitors, or the company's proprietary rights in intellectual property may be challenged, any of which could have a material adverse effect on the company's business, financial condition and results of operations. Additionally, the company cannot assure that its existing or future patents, if any, will afford the company adequate protection or any competitive advantage, that any future patent applications will result in issued patents or that the company's patents will not be circumvented, invalidated or declared unenforceable.

Any proceedings before the U.S. Patent and Trademark Office could result in adverse decisions as to the priority of the company's inventions and the narrowing or invalidation of claims in issued patents. The company could also incur substantial costs in any proceeding. In addition, the laws of some of the countries in which the company's products are or may be sold may not protect the company's products and intellectual property to the same extent as U.S. laws, if at all. The company may also be unable to protect the company's rights in trade secrets and unpatented proprietary technology in these countries.

In addition, the company holds patent and other intellectual property licenses from third parties for some of its products and on technologies that are necessary in the design and manufacture of some of the company's products. The loss of these licenses could prevent the company from, or could cause additional disruption or expense in, manufacturing, marketing and selling these products, which could harm the company's business.

The company's operating results and financial condition could be adversely affected if the company becomes involved in litigation regarding its patents or other intellectual property rights.

Litigation involving patents and other intellectual property rights is common in the company's industry, and companies in the company's industry have used intellectual property litigation in an attempt to gain a competitive advantage. The company currently is, and in the future may become, a party to lawsuits involving patents or other intellectual property. Litigation is costly and time consuming. If the company loses any of these proceedings, a court or a similar foreign governing body could invalidate or render unenforceable the company's

owned or licensed patents, require the company to pay significant damages, seek licenses and/or pay ongoing royalties to third parties, require the company to redesign its products, or prevent the company from manufacturing, using or selling its products, any of which would have an adverse effect on the company's results of operations and financial condition. The company has brought, and may in the future also bring, actions against third parties for an infringement of the company's intellectual property rights. The company may not succeed in these actions. The defense and prosecution of intellectual property suits, proceedings before the U.S. Patent and Trademark Office or its foreign equivalents and related legal and administrative proceedings are both costly and time consuming. Protracted litigation to defend or prosecute the company's intellectual property rights could seriously detract from the time the company's management would otherwise devote to running its business. Intellectual property litigation relating to the company's products could cause its customers or potential customers to defer or limit their purchase or use of the affected products until resolution of the litigation.

The company's business strategy relies on certain assumptions concerning demographic trends that impact the market for its products. If these assumptions prove to be incorrect, demand for the company's products may be lower than expected.

The company's ability to achieve its business objectives is subject to a variety of factors, including the relative increase in the aging of the general population. The company believes that these trends will increase the need for its products. The projected demand for the company's products could materially differ from actual demand if the company's assumptions regarding these trends and acceptance of its products by health care professionals and patients prove to be incorrect or do not materialize. If the company's assumptions regarding these factors prove to be incorrect, the company may not be able to successfully implement the company's business strategy, which could adversely affect the company's results of operations. In addition, the perceived benefits of these trends may be offset by competitive or business factors, such as the introduction of new products by the company's competitors or the emergence of other countervailing trends.

The loss of the services of the company's key management and personnel could adversely affect its ability to operate the company's business.

The company's future success will depend, in part, upon the continued service of key managerial, research and development staff and sales and technical personnel. In addition, the company's future success will depend on its ability to continue to attract and retain other highly qualified personnel. The company may not be successful in retaining its current personnel or in hiring or retaining qualified personnel in the future. The company's failure to do so could have a material adverse effect on the company's business. These executive officers have substantial experience and expertise in the company's industry. The company's future success depends, to a significant extent, on the abilities and efforts of its executive officers and other members of its management team. If the company loses the services of any of its management team, the company's business may be adversely affected.

The company's Chief Executive Officer and certain members of management own shares representing a substantial percentage of the company's voting power and their interests may differ from other shareholders.

The company has two classes of common stock. The Common Shares have one vote per share and the Class B Common Shares have 10 votes per share. As of January 1, 2008 the company's chairman and CEO, Mr. A. Malachi Mixon, III, and certain members of management beneficially own up to approximately 34% of the combined voting power of the company's Common Shares and Class B Common Shares and could influence the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of the company's assets. They will also have the power to influence or make more difficult a change in control. The interests of Mr. Mixon and his relatives may differ from the interests of the other shareholders and they may take actions with which some shareholders may disagree. Mr. Mixon, however, is committed to the long-term interests of all shareholders.

Decreased availability or increased costs of raw materials could increase the company's costs of producing its products.

The company purchases raw materials, fabricated components and services from a variety of suppliers. Raw materials such as plastics, steel, and aluminum are considered key raw materials. Where appropriate, the company employs contracts with its suppliers, both domestic and international. In those situations in which contracts are not advantageous, the company believes that its relationships with their suppliers are satisfactory and that alternative sources of supply are readily available. From time to time, however, the prices and availability of these raw materials fluctuate due to global market demands, which could impair the company's ability to procure necessary materials, or increase the cost of these materials. Inflationary and other increases in costs of these raw materials have occurred in the past and may recur from time to time. In addition, freight costs associated with shipping and receiving product and sales are impacted by fluctuations in the cost of oil and gas. A reduction in the supply or increase in the cost of those raw materials could impact the company's ability to manufacture its products and could increase the cost of production. As an example, the increased inflation in China has and will probably continue to impact the faster appreciation of the Yuan as well as have an unfavorable impact on the cost of key commodities, such as steel and aluminum. These impacts can have a negative impact on the profits of the company if these increases cannot be passed onto our customers.

Since the company's ability to obtain further financing may be limited, the company may be unable to acquire strategic acquisition candidates.

The company's plans include identifying, acquiring, and integrating other strategic businesses. There are various reasons for the company to acquire businesses or product lines, including providing new products or new manufacturing and service capabilities, to add new customers, to increase penetration with existing customers, and to expand into new geographic markets. The company's ability to successfully grow through acquisitions depends upon its ability to identify, negotiate, complete and integrate suitable acquisitions and to obtain any necessary financing. The costs of acquiring other businesses could increase if competition for acquisition candidates increases. If the company is unable to obtain the necessary financing, it may miss opportunities to grow its business through strategic acquisitions.

Additionally, the success of the company's acquisition strategy is subject to other risks and costs, including the following:

- the company's ability to realize operating efficiencies, synergies, or other benefits expected from an acquisition, and possible delays in realizing the benefits of the acquired company or products;
- diversion of management's time and attention from other business concerns;
- difficulties in retaining key employees of the acquired businesses who are necessary to manage these businesses;
- difficulties in maintaining uniform standards, controls, procedures and policies throughout acquired companies;
- adverse effects on existing business relationships with suppliers or customers;
- the risks associated with the assumption of contingent or undisclosed liabilities of acquisition targets; and
- ability to generate future cash flows or the availability of financing.

In addition, an acquisition could materially impair the company's operating results by causing the company to incur debt or requiring the amortization of acquisition expenses and acquired assets.

The company is subject to certain risks inherent in managing and operating businesses in many different foreign jurisdictions.

The company has significant international operations, including operations in Australia, New Zealand, Asia and Europe. There are risks inherent in operating and selling products internationally, including:

- difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;
- foreign customers who may have longer payment cycles than customers in the United States;
- tax rates in certain foreign countries that may exceed those in the United States and foreign earnings that may be subject to withholding requirements;
- the imposition of tariffs, exchange controls or other trade restrictions including transfer pricing restrictions when products produced in one country are sold to an affiliated entity in another country;
- general economic and political conditions in countries where the company operates or where end users of the company's products reside;
- difficulties associated with managing a large organization spread throughout various countries;
- difficulties in enforcing intellectual property rights and weaker intellectual property rights protection in some countries;
- required compliance with a variety of foreign laws and regulations;
- different regulatory environments and reimbursement systems; and
- differing consumer product preferences.

The company's revenues and profits are subject to exchange rate fluctuations that could adversely affect its results of operations or financial position.

Currency exchange rates are subject to fluctuation due to, among other things, changes in local, regional or global economic conditions, the imposition of currency exchange restrictions and unexpected changes in regulatory or taxation environments. The functional currency of the company's subsidiaries outside the United States is the predominant currency used by the subsidiaries to transact business. Through the company's international operations, the company is exposed to foreign currency fluctuations, and changes in exchange rates can have a significant impact on net sales and elements of cost.

The company uses forward contracts to help reduce its exposure to exchange rate variation risk. Despite the company's efforts to mitigate these risks, however, the company's revenues and profitability may be materially adversely affected by exchange rate fluctuations. The company also is exposed to market risk through various financial instruments, including fixed rate and floating rate debt instruments. The company uses interest swap agreements to mitigate its exposure to interest rate fluctuations, but those efforts may not adequately protect the company from significant interest rate risks.

Certain provisions of the company's debt agreements, its charter documents, its shareholder rights plan and Ohio law could delay or prevent the sale of the company.

Provisions of the company's debt agreements, its charter documents, its shareholder rights plan and Ohio law may make it more difficult for a third party to acquire, or attempt to acquire, control of the company even if a change in control would result in the purchase of shares of the company at a premium to market price. In addition, these provisions may limit the ability of shareholders of the company to approve transactions that they may deem to be in their best interest.

Item 1B. Unresolved Staff Comments.

None

Item 2. Properties.

The company owns or leases its warehouses, offices and manufacturing facilities and believes that these facilities are well maintained, adequately insured and suitable for their present and intended uses. Information concerning certain leased facilities of the company as of December 31, 2007 is set forth in Leases and Commitments in the Notes to the Consolidated Financial Statements of the company included in this report and in the table below:

North American/HME Operations	Square Feet	Ownership Or Expiration Date of Lease	Renewal Options	Use
Alexandria, Virginia	230	September 2008	None	Offices
Alpharetta, Georgia	11,605	December 2008	None	Warehouse and Offices
Arlington, Texas	63,626	May 2011	None	Warehouse
Atlanta, Georgia	91,418	April 2011	One (3 yr.)	Warehouse and Offices
Augusta, Georgia	3,200	September 2008	Two (1 yr.)	Warehouse and Offices
Edison, New Jersey	75,291	March 2010	None	Warehouse and Offices
Elyria, Ohio				
—Taylor Street	251,656	Own	—	Manufacturing and Offices
—Cleveland Street	141,657	November 2010	None	Warehouse
—One Invacare Way	50,000	Own	—	Headquarters
—1320 Taylor Street	30,000	January 2010	One (5 yr.)	Offices
—1160 Taylor Street	4,800	Own	—	Warehouse and Offices
Hong Kong, China	2,557	December 2009	None	Offices
Kirkland, Quebec	26,196	November 2010	One (5 yr.)	Manufacturing, Warehouse and Offices
Marlboro, New Jersey	2,800	Month to Month	None	Offices
Mississauga, Ontario	26,530	November 2011	Two (5 yr.)	Warehouse and Offices
Morton, Minnesota	26,900	June 2009	Two (4 yr.)	Manufacturing, Warehouse and Offices
North Ridgeville, Ohio	152,861	Own	—	Manufacturing, Warehouses and Offices
North Ridgeville, Ohio	33,000	Month to Month	None	Offices
Pharr, Texas	2,672	Month to Month	—	Warehouse
Pinellas Park, Florida	11,400	July 2008	None	Manufacturing and Offices
Pinellas Park, Florida	3,200	July 2008	One (1 yr.)	Manufacturing
Reynosa, Mexico	152,256	Own	—	Manufacturing and Offices
Richardson, Texas	7,920	December 2008	None	Warehouse and Offices
Sacramento, California	26,900	May 2008	One (3 yr.)	Manufacturing, Warehouse and Offices
Sanford, Florida	116,272	Own	—	Manufacturing and Offices
Scarborough, Ontario	5,428	February 2011	None	Manufacturing and Offices
Simi Valley, California	38,501	February 2009	Two (5 yr.)	Manufacturing, Warehouse and Offices
Spicewood, Texas	6,500	Month to Month	None	Manufacturing and Offices
Suzhou, China	45,208	May 2008	None	Manufacturing and Offices
Tonawanda, New York	7,515	March 2008	None	Warehouse and Offices
Traverse City, Michigan	1,344	Month to Month	None	Manufacturing and Offices
Vaughan, Ontario	19,063	June 2008	None	Manufacturing and Offices
Vaughan, Ontario	7,574	December 2010	None	Manufacturing and Offices

Invacare Supply Group	Square Feet	Ownership Or Expiration Date of Lease	Renewal Options	Use
Atlanta, Georgia	45,866	May 2008	None	Warehouse and Offices
Grand Prairie, Texas	43,754	April 2008	One (3 yr.)	Warehouse and Offices
Jamesburg, New Jersey	83,200	November 2009	One (5 yr.)	Warehouse and Offices
Milford, Massachusetts	28,700	December 2015	None	Offices
Rancho Cucamonga, California	55,890	June 2009	None	Warehouse and Offices
South Bend, Indiana	48,000	August 2008	Two (5 yr.)	Warehouse
Elkhart, Indiana	43,268	October 2009	Two (5 yr.)	Manufacturing, Warehouses and Offices
London, Ontario	103,200	Own	—	Manufacturing and Offices
London, Ontario	5,648	Month to Month	—	Warehouse
Overland, Missouri	7,500	Month to Month	None	Offices
Asia/Pacific Operations				
Adelaide, Australia	9,601	December 2010	One (3 yr.)	Manufacturing, Warehouse and Offices
Auckland, New Zealand	30,518	September 2008	Two (3 yr.)	Manufacturing, Warehouse and Offices
Brisbane, Australia	2,640	December 2008	One (3 yr.)	Warehouse and Offices
Broadview, Australia	16,146	October 2011	One (5 yr.)	Manufacturing, Warehouse and Offices
Christchurch, New Zealand	15,683	December 2014	Two (6 yr.)	Offices
Christchurch, New Zealand	80,213	December 2008	One (3 yr.)	Manufacturing, Warehouse and Offices
Melbourne, Australia	16,006	December 2012	One (5 yr.)	Manufacturing, Warehouse and Offices
Newtown, Australia	721	March 2008	One (1 yr.)	Retail
North Olmsted, Ohio	2,280	October 2008	One (3yr.)	Offices
Southport, Australia	1,119	Month to Month	One (3 yr.)	Retail
Stafford, Australia	2,906	May 2008	Open	Warehouse
Suzhou, China	41,290	June 2010	—	Manufacturing and Offices
Sydney, Australia	42,477	February 2009	Two (3 yr.)	Warehouse and Offices
Taipei, Taiwan	2,153	June 2008	—	Offices
Taipei, Taiwan	845	July 2008	—	Offices
Windsor, Australia	20,312	October 2008	Open	Manufacturing, Warehouse and Offices
Windsor, Australia	883	October 2008	Open	Manufacturing
Windsor, Australia	1,119	March 2008	Open	Manufacturing
Windsor, Australia	3,014	October 2008	Open	Retail
Windsor, Australia	3,498	March 2008	Open	Warehouse
Worcester, United Kingdom	15,865	June 2013	Two (6 yr.)	Warehouse and Offices

European Operations	Square Feet	Ownership Or Expiration Date of Lease	Renewal Options	Use
Albstadt, Germany	78,494	February 2018	Two (5 yr.)	Manufacturing, Warehouse and Offices
Anderstorp, Sweden	47,560	Own	—	Manufacturing, Warehouse and Offices
Bergen, Norway	1,076	April 2009	One (5 yr.)	Warehouse and Offices
Bridgend, Wales	131,522	Own	—	Manufacturing, Warehouse and Offices
Brondby, Denmark	8,342	June 2008	One (1 yr.)	Warehouse and Offices
Cardiff, Wales	31,000	December 2011	One (5 yr.)	Warehouse and Offices
Dio, Sweden	107,600	Own	—	Manufacturing, Warehouse and Offices
Dublin, Ireland	5,000	December 2024	Three (5 yr.)	Warehouse and Offices
Ede, The Netherlands	12,917	May 2009	One (5 yr.)	Warehouse
Ede, The Netherlands	4,628	November 2011	One (5 yr.)	Offices
Ede, The Netherlands	4,628	May 2011	One (5 yr.)	Offices
Fondettes, France	122,915	Own	—	Manufacturing
Fondettes, France	109,706	Own	—	Warehouse and Offices
Girona, Spain	13,600	November 2011	One (1 yr.)	Warehouse and Offices
Gland, Switzerland	5,533	September 2008	One (5 yr.)	Offices
Gland, Switzerland	1,292	September 2008	One (4 yr.)	Offices
Goteberg, Sweden	7,500	June 2009	One (3 yr.)	Warehouse and Offices
Hong, Denmark	155,541	Own	—	Manufacturing, Warehouse and Offices
Isny, Germany	40,000	Own	—	Manufacturing, Warehouses and Offices
Isny, Germany	885	November 2009	None	Warehouse
Landskrona, Sweden	3,099	April 2008	One (3 yr.)	Warehouse
Loppem, Belgium	17,539	March 2009	One (3 yr.)	Warehouse and Offices
Mondsee, Austria	2,153	March 2008	One (3 yr.)	Warehouse and Offices
Oporto, Portugal	27,800	Own	—	Manufacturing, Warehouse and Offices
Oskarshamn, Sweden	3,551	December 2008	One (1 yr.)	Warehouse
Oslo, Norway	36,414	August 2011	None	Warehouse and Offices
Porta Westfalica, Germany	134,563	October 2021	After 17 yrs	Manufacturing, Warehouse and Offices
Spanga, Sweden	3,228	June 2010	One (3 yr.)	Warehouse and Offices
Spanga, Sweden	16,140	Own	—	Warehouse and Offices
St. Cyr sur Loire, France	538	Own	—	Offices
Thiene, Italy	21,520	Own	—	Warehouse and Offices
Tours, France	6,626	Own	—	Warehouse and Offices
Trondheim, Norway	3,229	November 2010	One (3 yr.)	Services and Offices
Witterswil, Switzerland	40,328	March 2015	One (5 yr.)	Manufacturing, Warehouse, and Offices
Witterswil, Switzerland	1,954	February 2009	—	Warehouse

Item 3. Legal Proceedings.

In the ordinary course of its business, Invacare is a defendant in a number of lawsuits, primarily product liability actions in which various plaintiffs seek damages for injuries allegedly caused by defective products. All of the product liability lawsuits have been referred to the company's insurance carriers and generally are contested vigorously. The coverage territory of the company's insurance is worldwide with the exception of those countries with respect to which, at the time the product is sold for use or at the time a claim is made, the U.S. government has suspended or prohibited diplomatic or trade relations. Management does not believe that the outcome of any of these actions will have a material adverse effect upon the company's business or financial condition.

The company received a subpoena in 2006 from the U.S. Department of Justice seeking documents relating to three long-standing and well-known promotional and rebate programs maintained by the company. The company believes that the programs described in the subpoena are in compliance with all applicable laws and the company has cooperated fully with the government investigation. The company has had no communication with the U.S, Department of Justice concerning this matter in over a year.

Item 4. Submission of Matters to a Vote of Security Holders.

During the fourth quarter of 2007, no matter was submitted to a vote of the company's security holders.

Executive Officers of the Registrant.*

The following table sets forth the names of the executive officers of Invacare, each of whom serves at the pleasure of the Board of Directors, as well as certain other information.

Name	Age	Position
A. Malachi Mixon, III	67	Chairman of the Board of Directors and Chief Executive Officer
Gerald B. Blouch	61	President, Chief Operating Officer and Director**
Gregory C. Thompson	52	Senior Vice President and Chief Financial Officer**
Dale C. LaPorte	66	Senior Vice President—Business Development, General Counsel and Secretary
Joseph B. Richey, II	71	President—Invacare Technologies, Senior Vice President—Electronics and Design Engineering and Director
Louis F.J. Slangen	60	Senior Vice President—Global Market Development
Joseph S. Usaj	56	Senior Vice President—Human Resources

* The description of executive officers is included pursuant to Instruction 3 to Section (b) of Item 401 of Regulation S-K.

** As previously announced, Mr. Thompson has resigned from his employment with the company, effective as of March 1, 2008, for another opportunity. Effective March 1, 2008, Mr. Blouch will assume the additional responsibilities of acting Chief Financial Officer.

A. Malachi Mixon, III has been a director since 1979. Mr. Mixon has been Chief Executive Officer since 1979 and Chairman of the Board since 1983 and also served as President until 1996, when Gerald B. Blouch, Chief Operating Officer, was elected President. Mr. Mixon serves as a director of The Sherwin-Williams Company (NYSE), Cleveland, Ohio, a manufacturer and distributor of coatings and related products. Mr. Mixon also serves as Chairman of the Board of Trustees of The Cleveland Clinic Foundation, Cleveland, Ohio, one of the world's leading academic medical centers.

Gerald B. Blouch has been President and a director of Invacare since November 1996. Mr. Blouch has been Chief Operating Officer since December 1994 and Chairman—Invacare International since December 1993. Previously, Mr. Blouch was President—Homecare Division from March 1994 to December 1994 and Senior

Vice President—Homecare Division from September 1992 to March 1994. Mr. Blouch served as Chief Financial Officer of Invacare from May 1990 to May 1993 and Treasurer of Invacare from March 1991 to May 1993.

Gregory C. Thompson was named Senior Vice President and Chief Financial Officer in November 2002. Before coming to Invacare, Mr. Thompson served as Senior Vice President and Chief Financial Officer of Sensormatic Electronics Corporation, a global manufacturer of electronic security products, from October 2000 to January 2002 and was Vice President and Controller from February 1997 to October 2000. Previously, Mr. Thompson was Vice President and Corporate Controller for Wang Laboratories from August 1994 to February 1997 and Assistant Corporate Controller from October 1990 to August 1994.

Dale C. LaPorte has been Senior Vice President for Business Development, General Counsel and Secretary since January 1, 2006. Previously, Mr. LaPorte was a partner in the law firm of Calfee, Halter & Griswold LLP from 1974 to 2005. He served as Chairman of that firm from 2000 through 2004.

Joseph B. Richey, II has been a director since 1980 and in September 1992 was named President—Invacare Technologies and Senior Vice President—Electronics and Design Engineering. Previously, Mr. Richey was Senior Vice President of Product Development from July 1984 to September 1992 and Senior Vice President and General Manager of North American Operations from September 1989 to September 1992. Mr. Richey also serves as a director of Steris Corporation (NYSE), Cleveland, Ohio, a manufacturer and distributor of medical sterilizing equipment and is a member of the Board of Trustees for Case Western Reserve University and The Cleveland Clinic Foundation.

Louis F. J. Slangen was named Senior Vice President—Global Market Development in June 2004. Previously, Mr. Slangen was Senior Vice President—Sales & Marketing from December 1994 to June 2004 and from September 1989 to December 1994 was Vice President—Sales and Marketing. Mr. Slangen was previously President—Rehab Division from March 1994 to December 1994 and Vice President and General Manager—Rehab Division from September 1992 to March 1994.

Joseph S. Usaj has been the Senior Vice President—Human Resources since May 2004. Before coming to Invacare, Mr. Usaj served as Vice President—Human Resources for Ferro Corporation, a global manufacturer of performance materials in the electronics, automotive, consumer products and pharmaceutical industries, from August 2002 to December 2003. Previously, Mr. Usaj was Vice President—Human Resources for Phillips Medical Systems from 1998 to 2002.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Invacare's Common Shares, without par value, trade on the New York Stock Exchange (NYSE) under the symbol "IVC." Ownership of the company's Class B Common Shares (which are not listed on NYSE) cannot be transferred, except, in general, to family members. Class B Common Shares may be converted into Common Shares at any time on a share-for-share basis. The number of record holders of the company Common Shares and Class B Common Shares at February 22, 2008 was 3,707 and 24, respectively. The closing sale price for the Common Shares on February 22, 2008 as reported by NYSE was $24.27. The prices set forth below do not include retail markups, markdowns or commissions.

The range of high and low quarterly prices of the Common Shares and dividends in each of the two most recent fiscal years were as follows:

	2007			2006		
	High	Low	Cash Dividends Declared	High	Low	Cash Dividends Declared
Quarter Ended:						
December 31	$27.48	$23.18	$0.0125	$25.27	$21.39	$0.0125
September 30	25.51	18.00	0.0125	25.59	20.18	0.0125
June 30	19.32	17.35	0.0125	31.16	24.84	0.0125
March 31	24.45	17.42	0.0125	35.12	30.32	0.0125

During 2007 and 2006, the Board of Directors also declared dividends of $0.045 per Class B Common Share. For information regarding limitations on the payment of dividends in the company loan and note agreements, see Long Term Debt in the Notes to the Consolidated Financial Statements included in this report. The Common Shares are entitled to receive cash dividends at a rate of at least 110% of cash dividends paid on the Class B Common Shares.

SHAREHOLDER RETURN PERFORMANCE GRAPH

The following graph compares the yearly cumulative total return on Invacare's common shares against the yearly cumulative total return of the companies listed on the Standard & Poor's 500 Stock Index, the Russell 2000 Stock Index and the S&P Healthcare Equipment & Supplies Index*.



$250
$200
$150
$100
$50
$0
12/02
12/03
12/04
12/05
12/06
12/07
Invacare Corporation
S&P 500
Russell 2000
S & P Healthcare Equipment & Supplies

* The S&P Healthcare Equipment & Supplies Index is a capitalization-weighted average index comprised of health care companies in the S&P 500 Index.

The graph assumes $100 invested on December 31, 2002 in the common shares of Invacare Corporation, S&P 500 Index, Russell 2000 Index and the S&P Healthcare Equipment & Supplies Index, including reinvestment of dividends, through December 31, 2007.

The following table presents information with respect to repurchases of common shares made by the company during the three months ended December 31, 2007. All of the repurchased shares were surrendered to the company by employees for tax withholding purposes in conjunction with the vesting of restricted shares held by the employees under the company's 2003 Performance Plan.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
10/1/2007-10/31/07	—	$ —	—	—
11/1/2007- 11/30/07	6,226	25.46	—	—
12/1/2007-12/31/07	—	—	—	—
Total	6,226	$25.46	—	—

On August 17, 2001, the Board of Directors authorized the company to purchase up to 2,000,000 Common Shares. To date, the company has purchased 637,100 shares with authorization remaining to purchase 1,362,900 more shares. The company purchased no shares pursuant to this Board authorized program during 2007.

Item 6. Selected Financial Data.

The selected consolidated financial data set forth below with respect to the company's consolidated statements of operations, cash flows and shareholders' equity for the fiscal years ended December 31, 2007, 2006 and 2005, and the consolidated balance sheets as of December 31, 2007 and 2006 are derived from the Consolidated Financial Statements included elsewhere in this Form 10-K. The consolidated statements of earnings, cash flows and shareholders' equity data for the fiscal years ended December 31, 2004 and 2003 and consolidated balance sheet data for the fiscal years ended December 31, 2005, 2004 and 2003 are derived from the company's previously filed Consolidated Financial Statements. The data set forth below should be read in conjunction with Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations" and the company's Consolidated Financial Statements and Notes thereto included elsewhere in this Form 10-K.

	2007 *	2006 **	2005 ***	2004	2003
	(In thousands, except per share and ratio data)				
Earnings					
Net Sales	$1,602,237	$1,498,035	$1,529,732	$1,403,327	$1,247,176
Net Earnings (loss)	1,190	(317,774)	48,852	75,197	71,409
Net Earnings (loss) per Share—Basic	0.04	(10.00)	1.55	2.41	2.31
Net Earnings (loss) per Share—Assuming Dilution	0.04	(10.00)	1.51	2.33	2.25
Dividends per Common Share	0.05	0.05	0.05	0.05	0.05
Dividends per Class B Common Share	0.04545	0.04545	0.04545	0.04545	0.04545
Balance Sheet					
Current Assets	$ 591,085	$ 655,758	$ 594,466	$ 565,151	$ 474,722
Total Assets	1,500,042	1,490,451	1,646,772	1,628,124	1,108,213
Current Liabilities	326,611	447,976	356,707	258,141	223,488
Working Capital	264,474	207,782	237,759	307,010	251,234
Long-Term Debt	513,342	448,883	457,753	547,974	232,038
Other Long-Term Obligations	106,046	107,223	78,619	67,566	34,383
Shareholders' Equity	554,043	486,369	753,693	754,443	618,304
Other Data					
Research and Development Expenditures	$ 22,491	$ 22,146	$ 23,247	$ 21,638	$ 19,130
Capital Expenditures	20,068	21,789	30,924	41,757	28,882
Depreciation and Amortization	43,717	39,892	40,524	32,316	27,235
Key Ratios					
Return on Sales %	0.1	(21.2)	3.2	5.4	5.7
Return on Average Assets %	0.1	(20.3)	3.0	5.5	7.1
Return on Beginning Shareholders' Equity %	0.2	(42.2)	6.5	12.2	14.9
Current Ratio	1.8:1	1.5:1	1.7:1	2.2:1	2.1:1
Debt-to-Equity Ratio	0.9:1	0.9:1	0.6:1	0.7:1	0.4:1

* Reflects restructuring charge of $11,408 ($10,478 after tax or $.33 per share assuming dilution), $13,408 expense related to finance charges, interest and fees associated with the company's previously reported debt covenant violations ($13,408 after tax or $.42 per share assuming dilution).

** Reflects restructuring charge of $21,250 ($18,700 after tax or $.59 per share assuming dilution), $3,745 expense related to finance charges, interest and fees associated with the company's previously reported debt covenant violations ($3,300 after tax or $.10 per share assuming dilution), $26,775 expense related to accounts receivable collectibility issues arising primarily from Medicare reimbursement reductions for power wheelchairs announced on November 15, 2006 ($26,775 after tax or $.84 per share assuming dilution), $300,417 expense for an impairment charge related to the write-down of goodwill and other intangible assets ($300,417 after tax or $9.45 per share assuming dilution).

*** Reflects restructuring charge of $7,533 ($5,160 after tax or $0.16 per share assuming dilution).

The comparability of the Selected Financial Data provided in the above table is limited as acquisitions made, in particular the Domus acquisition in 2004, materially impacted the company's reported results. See Acquisitions in the Notes to the Consolidated Financial Statements as provided in the company's Form 10-K for the year ended December 31, 2004.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

OUTLOOK

Cost reduction initiatives were the company's primary focus during 2007 and will continue to be a priority in 2008. The successful implementation of the 2007 cost reductions improved the company's operating margin by approximately $40 million. These initiatives included:

- Product line rationalization;
- Expanded outsourcing;
- Rationalization of facilities;
- Supply chain simplification / rationalization; and
- Organization and infrastructure rationalization.

The incremental annualized savings from these initiatives should improve the company's operating margins in 2008 by approximately $15 million. In addition, the company has identified new cost reduction initiatives which should result in additional savings in 2008 of at least $20 million. However, it is anticipated that the benefit to operating margins realized from these initiatives will be tempered by continuing reimbursement uncertainties, primarily the implementation of competitive bidding in the U.S., and continued global pricing pressures in the industry.

With these factors in mind, the company anticipates organic net sales growth of 4% to 5%, excluding the impact from acquisitions and foreign currency translation adjustments. Earnings and cash flow for 2008 are expected to be consistent with the guidance provided in the company's January 30, 2008 press release. In addition, quarterly earnings before taxes are expected to improve in each quarter of 2008 when compared to the same periods of 2007, with the majority of the earnings growth occurring in the second half of the year.

RESULTS OF OPERATIONS

2007 Versus 2006

Charge Related to Restructuring Activities. The company achieved its cost reduction and profit improvement initiatives established at the beginning of 2007, which included: product line rationalization, expanded outsourcing, rationalization of facilities, supply chain simplification and rationalization and organization infrastructure rationalization. The benefits achieved from the cost reduction initiatives, principally related to product sourcing savings, headcount reductions and manufacturing consolidation, totaled $40 million for 2007, which was slightly better than the company's expectations. However, as expected, a significant portion of this benefit was offset by continued pricing pressures and product mix shift toward lower margin product, primarily in the U.S., as a result of Medicare related reimbursement changes.

Restructuring charges of $11,408,000 were incurred during 2007 of which $1,817,000 is recorded in cost of goods sold, since it relates to inventory markdowns and the remaining charge amount is included in the Charge Related to Restructuring Activities in the Consolidated Statement of Operations. The costs incurred during 2007 were principally for severance, product line discontinuation and costs associated with facility closures.

Net Sales. Consolidated net sales for 2007 increased 7.0% for the year, to $1,602,237,000 from $1,498,035,000 in 2006. Acquisitions accounted for a one percentage point increase in net sales while foreign currency translation increased net sales by three percentage points. The remaining increase was primarily driven by sales increases in the European and Invacare Supply Group (ISG) segments. European net sales growth resulted from volume increases in most regions, while ISG growth was mainly due to home delivery program sales to large providers and volume increases in diabetic, incontinence and enterals product lines.

North America/Home Medical Equipment

NA/HME net sales declined 1.2% in 2007 versus the prior year to $668,305,000 from $676,326,000 with foreign currency translation and acquisitions increasing net sales by one percentage point and less then one percentage point, respectively. These sales consist of Rehab (power wheelchairs, custom manual wheelchairs, personal mobility and seating and positioning), Standard (manual wheelchairs, personal care, home care beds, low air loss therapy and patient transport), and Respiratory (oxygen concentrators, HomeFill™ transfilling systems, sleep apnea, aerosol therapy and other respiratory) products. Standard product line net sales improved by 1.9% in 2007, driven by increased volumes in manual wheelchairs and beds, partially offset by pricing reductions. Rehab product line net sales declined by 2.3% in 2007, primarily driven by volume declines in consumer power product line, primarily with national providers, along with competitive pricing reductions implemented in late 2006 due to Medicare reimbursement changes for custom and consumer power wheelchairs. Respiratory product line sales declined by 9.0% in 2007 primarily attributable to reduced unit volumes of oxygen concentrators resulting from the loss of one large national provider, continued inventory utilization programs by providers and pricing declines in concentrators. However, HomeFill® oxygen system net sales increased for the year by 30.4% due to increased purchases by two national providers.

Invacare Supply Group

ISG net sales increased 12.6% in 2007 over the prior year to $256,993,000 from $228,236,000. Acquisitions and foreign currency translation had no impact on the sales increase. These sales consist of ostomy, incontinence, diabetic, wound care and other medical supply product. The increase is primarily attributable due to home delivery program sales to large providers and volume increases in diabetic, incontinence and enterals product lines.

Institutional Products Group

IPG net sales decreased 4.7% in 2007 over the prior year to $89,026,000 from $93,455,000. Foreign currency translation increased net sales by one percentage point while acquisitions had no impact net sales. These sales consist of bed, furniture, home medical equipment, and bathing equipment products sold into the long-term care market. The decrease is primarily attributable reduced purchasing by a national account.

Europe

European net sales increased 15.7% in 2007 compared to the prior year to $498,109,000 from $430,427,000 with foreign currency translation increasing net sales by eight percentage points. Net sales were strong in most of the regions as sales volumes increased with growth in Standard, Rehab and Respiratory product lines.

Asia/Pacific

Asia/Pacific net sales increased 29.0% in 2007 from the prior year to $89,804,000 from $69,591,000. Acquisitions increased net sales by nineteen percentage points and foreign currency translation increased net sales by thirteen percentage points. Performance in this region continues to be negatively impacted by U.S. reimbursement uncertainty in the consumer power wheelchair market. This has resulted in decreased sales of microprocessor controllers by Invacare's New Zealand subsidiary, along with negative foreign currency impacts as Asia/Pacific transacts a substantial amount of its business with customers outside of their region in various currencies other than their functional currencies. As a result, changes in exchange rates, particularly with the Euro and U.S. Dollar, can have a significant impact on sales and cost of sales.

Gross Profit. Consolidated gross profit as a percentage of net sales was 27.9% in 2007 as compared to 27.8% in 2006. The improvement in margin was primarily attributable to the company benefiting from cost reduction initiatives which was offset by continued competitive pricing pressures and increased freight

costs. Margins also benefited by .2 of a percentage point from the impact of insurance and asset recoveries related to an embezzlement at one of the company's foreign locations which the company disclosed earlier in the year. The situation was investigated by local authorities and the company's internal audit department and a forensic audit was performed. As a result of the investigation, it was determined that the company's internal controls were circumvented by collusion. The company was able to recover its loss through the receipt of $5,000,0000 received under an employee dishonesty insurance policy as well as asset recoveries from the individuals involved during the fourth quarter of 2007.

NA/HME gross profit as a percentage of net sales was 30.7% in 2007 versus 29.7% in 2006. The improvement was primarily attributable to cost reduction initiatives and the favorable impact from insurance and asset recoveries related to an embezzlement as noted above. These benefits were partially offset by increases in freight costs and pricing reductions.

ISG gross profit as a percentage of net sales declined .5 of a percentage point from the prior year. The decline was primarily attributable to continued unfavorable product mix toward lower margin product—diabetic and incontinence products, and an unfavorable customer mix toward larger providers who historically have lower margins.

IPG gross profit as a percentage of net sales decreased 2.2 percentage points in 2007 from the prior year. The decrease in margin is attributable to volume decreases, unfavorable foreign currency exchange rate movement of the Canadian dollar and incremental costs related to new product introductions.

Gross profit in Europe as a percentage of net sales declined 1.4 percentage points in 2007 from the prior year. The decrease was primarily attributable shift away from higher margin product, increased freight and duty costs, partially offset by the impact of cost reduction activities.

Gross profit in Asia/Pacific as a percentage of net sales improved by 5.6 percentage points in 2007 from the prior year. The increase was largely due to cost reduction activities and favorable impact from acquisitions finalized in the fourth quarter of 2006.

Selling, General and Administrative. Consolidated selling, general and administrative expenses as a percentage of net sales were 22.9% in 2007 and 24.9% in 2006. The overall dollar decrease was $7,000,000 or 1.9%, with foreign currency translation increasing expenses by $10,249,000 or three percentage points and acquisitions increasing expenses by approximately $4,845,000 or one percentage point. Excluding acquisitions and foreign currency translation impact, selling, general and administrative (SG&A) expenses decreased $22,094,000 or 5.9%. The decrease is primarily attributable to an incremental account receivable reserve of $26,775,000 recognized in the NA/HME segment in 2006, with no such incremental reserve in 2007.

Selling, general and administrative expenses excluding acquisitions, foreign currency translation and the incremental accounts receivable reserve in 2006 increased $4,681,000 in 2007 or 1.3% primarily as a result of additional bonus expense, bad debt expense and legal and professional expenses related to the embezzlement noted above. These increases were offset by a one-time gain of $3,981,000 resulting from debt cancellation related to a development stage company which the company consolidated as a variable interest entity in accordance with the provisions of FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46).

Selling, general and administrative expenses for NA/HME decreased 12.9% or $27,230,000 in 2007 compared to 2006. Foreign currency translation increased expense by $942,000 while acquisitions increased expense by approximately $313,000. The SG&A expense decrease is primarily attributable to an incremental account receivable reserve of $26,775,000 recognized in 2006, with no such incremental reserve recorded in 2007. The remaining decrease in expense is $455,000 or 0.2%. The decline in expense is the result of cost reduction activities offset by increases in bonus expense, bad debt expense and legal and professional expenses related to the embezzlement noted above.

Selling, general and administrative expenses for ISG increased by 12.5% or $2,858,000 in 2007 compared to 2006. The increase is attributable to higher distribution costs associated with increased sales volumes.

Selling general and administrative expenses for IPG increased by 5.9% or $836,000 compared to 2006. Foreign currency translation increased selling, general and administrative expense by approximately one percentage point or $132,000. The remaining increase in expense of $704,000 is due to investments in sales and marketing programs to drive growth and unfavorable currency transaction effects due to the strengthening of the Canadian dollar.

European selling, general and administrative expenses increased by 9.6% or $10,329,000 in 2007 compared to 2006. Foreign currency translation increased selling, general and administrative expense by approximately $6,975,000. The remaining increase in expense of $3,354,000 or 3.1% was primarily due to higher distribution costs and investment in marketing programs to drive sale growth.

Asia/Pacific selling, general and administrative expenses increased 34.8% or $6,207,000 in 2007 compared to 2006. Acquisitions increased selling, general and administrative expense by approximately $4,532,000 and foreign currency translation increased expense by $2,200,000. Excluding acquisitions and foreign currency translation impact, SG&A decreased $525,000 or 2.9% as a result of cost reduction activities.

Asset write-downs related to goodwill and other intangibles. The company undertakes its annual impairment test of goodwill and intangible assets in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets,* in connection with the preparation of its fourth quarter results each year. No impairments were recognized in 2007. However, as a result of the reduced profitability of its NA/HME operating segment, and uncertainty associated with future market conditions, the company recorded an impairment charge of $294,656,000 related to goodwill and $160,000 related to intangible assets of this segment in 2006. In addition, an impairment charge of $5,601,000 was recorded related to the intangible related to NeuroControl, a consolidated variable interest entity, which is included in Other in the segment disclosure.

Debt Finance Charges, Interest and Fees Associated with Debt Refinancing. In February 2007, the company completed its refinancing efforts which resulted in a Credit Agreement which provides for a $400 million senior secured credit facility consisting of a 6-year $250 million term loan facility and a five-year $150 million revolving credit facility with interest at LIBOR plus 2.25%, the issuance and sale of $135 million aggregate principal amount of 4.125% convertible senior subordinated debentures due 2027 and the issuance and sale of $175 million aggregate principal amount of 9.75% Senior Notes due 2015. The company incurred $13,408,000 in 2007 and $3,745,000 in 2006 for debt finance charges, interest and fees associated with the debt refinancing.

Interest. Interest expense increased to $44,309,000 in 2007 from $34,084,000 in 2006, representing a 30% increase. This increase was attributable to increased borrowing rates as a result of the company's refinancing. Interest income in 2007 was $2,340,000, which was lower than the prior year amount of $2,775,000 primarily due to favorable finance terms provided to customers.

Income Taxes. The company had an effective tax rate of 91.8% in 2007 and 2.7% in 2006. The company's effective tax rate is higher than the expected rate at the U.S. federal statutory rate primarily due to domestic and certain foreign losses with no corresponding tax benefits due to a valuation allowance recorded against domestic and certain foreign deferred tax assets, partially offset by earnings abroad being taxed at rates lower than the U.S. federal statutory rate including in 2007 a benefit of $7,820,000 related to a tax rate change in Germany and corresponding reduction of the company's net German deferred tax liability. The increase in the effective rate in 2007 compared to 2006 is primarily due to the losses without tax benefit.

Research and Development. The company continues to invest in research and development activities to maintain its competitive advantage. The company dedicates funds to applied research activities to ensure that new and enhanced design concepts are available to its businesses. Research and development expenditures, which are included in costs of products sold, increased to $22,491,000 in 2007 from $22,146,000 in 2006. The expenditures, as a percentage of net sales, were 1.4% and 1.5% in 2007 and 2006, respectively.

2006 Versus 2005

Charge Related to Restructuring Activities. The company progressed with the restructuring initiatives that it began in 2005 to drive cost reductions and improve profitability which was necessitated by the continued decline in reimbursement for medical equipment by U.S. government programs as well as similar reimbursement pressures abroad and continued pricing pressures faced by the company as a result of outsourcing by competitors to lower cost locations.

The cost reduction and profit improvement actions included: reduction in personnel, outsourcing improvements utilizing the company's China manufacturing capability and third parties, shifting resources from product development to manufacturing cost reduction activities and product rationalization, reducing freight exposure through freight auctions and changing the freight policy, general expense reductions, and exiting facilities.

The company made substantial progress on its restructuring activities, including exiting four facilities and eliminating approximately 600 positions through December 31, 2006, including 300 positions during 2006. Restructuring charges of $21,250,000 were incurred during 2006 of which $3,973,000 was recorded in cost of products sold, since it relates to inventory markdowns, and the remaining charge amount was included in the Charge Related to Restructuring Activities in the Consolidated Statement of Operations. The costs incurred during 2006 were principally for severance, product line discontinuation and costs associated with facility closures. There were no material changes in accrued balances related to the charge, either as a result of revisions in the plan or changes in estimates, and the company expects utilized the accruals recorded as of December 31, 2006 during 2007.

Net Sales. Consolidated net sales for 2006 decreased 2.1% for the year, to $1,498,035,000 from $1,529,732,000 in 2005. Acquisitions accounted for a one percentage point increase in net sales while foreign currency translation had less than a one percentage point impact. The overall decline was primarily driven by sales declines in the NA/HME and Asia/Pacific segments.

North America/Home Medical Equipment

NA/HME net sales declined 4.3% in 2006 versus the prior year to $676,326,000 from $706,555,000 with acquisitions and foreign currency translation each increasing net sales by one percentage point. Rehab product line net sales declined by .7% in 2006, primarily driven by the significant reimbursement changes in the U.S. market during the year. Standard product line net sales declined by 4.7% in 2006, driven by continued pricing pressures for these products which were somewhat offset by increased volumes. Respiratory product line sales declined by 11.1% in 2006 primarily attributable to lower pricing on oxygen concentrators, changes during the year regarding reimbursement for Respiratory product which hampered volumes, and reduced purchases from national and independent providers for HomeFill™ II oxygen systems.

Invacare Supply Group

ISG net sales increased 3.3% in 2006 over the prior year to $228,236,000 from $220,908,000. Acquisitions and foreign currency translation had no impact on the sales increase. The increase was primarily attributable to volume increases in the diabetic and incontinence product lines as well as increased volumes into the Retail market channel.

Institutional Products Group

IPG net sales increased 9.4% in 2006 over the prior year to $93,455,000 from $85,415,000. Acquisitions and foreign currency translation had no impact on the sales increase. The increase was primarily attributable to higher volumes in its core bed products as well as increases in bathing equipment.

Europe

European net sales declined .4% in 2006 compared to the prior year to $430,427,000 from $432,142,000 with acquisitions increasing net sales one percentage point and foreign currency translation decreasing net sales by one percentage point. Strong sales performance in most of the regions was offset by continued weakness in the German market related to reimbursement policy.

Asia/Pacific

Asia/Pacific net sales declined 17.8% in 2006 from the prior year to $69,591,000 from $84,712,000. Acquisitions increased net sales by five percentage points and foreign currency translation decreased net sales by four percentage points. Performance in this region was negatively impacted by U.S. reimbursement uncertainty in the consumer power wheelchair market, resulting in decreased sales of microprocessor controllers by Invacare's New Zealand subsidiary and reduced volumes in the company's Australian distribution business. In addition, the Asia/Pacific segment transacted a substantial amount of its business with customers outside of their region in various currencies other than their functional currencies. As a result, changes in exchange rates, particularly with the Euro and U.S. Dollar, have a significant impact on sales and cost of sales.

Gross Profit. Consolidated gross profit as a percentage of net sales was 27.8% in 2006 versus 29.2% in 2005. The margin decline was primarily attributable to continued reimbursement issues and competitive pricing pressures as well as inventory write-downs related to restructuring, increased freight costs and lower manufacturing volumes. The decline was partially offset by cost reduction initiatives.

NA/HME gross profit as a percentage of net sales was 29.7% in 2006 versus 33.8% in 2005. The decline was primarily attributable to pricing reductions experienced in Rehab, Standard and Respiratory product lines, inventory write-downs related to restructuring, reduced volumes as a result of reimbursement changes in Rehab and Respiratory product lines, and increased freight costs, all of which were partially offset by continued cost reduction efforts.

ISG gross profit as a percentage of net sales declined .7 of a percentage point from the prior year. The decline was primarily attributable to inventory write-downs related to restructuring and an unfavorable product mix toward lower margin product, including diabetic and incontinence products.

IPG gross profit as a percentage of net sales increased 1.9 percentage points in 2006 from the prior year. The increase in margin was attributable to volume increases and continued cost reduction activities.

Gross profit in Europe as a percentage of net sales improved 2.2 percentage points in 2006 from the prior year. The increase was primarily attributable to cost reduction activities.

Gross profit in Asia/Pacific as a percentage of net sales declined by .6 of a percentage point in 2006 from the prior year. The decrease was largely due to inventory write-downs related to restructuring.

Selling, General and Administrative. Consolidated selling, general and administrative expenses as a percentage of net sales were 24.9% in 2006 and 22.4% in 2005. The overall increase was $31,807,000 or 9.3%, with acquisitions increasing selling, general and administrative costs by approximately $3,750,000 or one percentage point and foreign currency translation decreasing expenses by $2,424,000 or one percentage point. Excluding acquisitions and foreign currency translation impact, SG&A increased $30,481,000 or 8.9%. The primary driver of the increase is attributable to an incremental reserve against accounts receivable of $26,775,000 in the NA/HME segment as described below.

During 2006, Medicare proposed several significant changes to durable medical equipment and oxygen reimbursement, which dramatically impacted the company's results and the profitability of our U.S. customers. The many changes to reimbursement, which were finalized in the fourth quarter of 2006, added complexity and

uncertainty to the claims process and have eroded our customers' ability to provide quality solutions. As a result of these changes in reimbursement, the company performed a review of its customers most vulnerable to changes in the reimbursement for power mobility products and, as part of its 2006 fourth quarter financial results, the company recorded an incremental reserve against accounts receivable of $26,775,000. In response to these regulatory changes, the company has implemented tighter credit policies and continues to work with certain customers in an effort to help them reduce costs and improve their financial viability.

Selling, general and administrative expenses excluding acquisitions, foreign currency translation and the incremental reserve against accounts receivable increased $3,706,000 in 2006 or 1% primarily as a result of increased information technology and distribution costs.

Selling, general and administrative expenses for NA/HME increased 17.7% or $31,699,000 in 2006 compared to 2005. Acquisitions increased selling, general and administrative expense by approximately $1,656,000 and foreign currency translation increased expense by $1,082,000. Selling, general and administrative expense also increased $26,775,000 attributable to the incremental reserve recorded for accounts receivable discussed above. The remaining increase in expense is $2,186,000 or 1.2%.

Selling, general and administrative expenses for ISG increased by 8.1% or $1,711,000 in 2006 compared to 2005. The increase was attributable to an increase in distribution and sales and marketing expenses. Selling general and administrative expenses for IPG increased by 3.4% or $463,000 compared to 2005. The increase was attributable to increased product liability and advertising expenses.

European selling, general and administrative expenses decreased by 1.5% or $1,620,000 in 2006 compared to 2005. Acquisitions increased selling, general and administrative expense by approximately $594,000 and foreign currency translation decreased expense by $2,647,000. The remaining increase in expense of $433,000 or .4% was primarily due to higher distribution costs.

Asia/Pacific selling, general and administrative expenses decreased 2.4% or $446,000 in 2006 compared to 2005. Acquisitions increased selling, general and administrative expense by approximately $1,500,000 and foreign currency translation decreased expense by $859,000. The remaining decline in expense of $1,087,000 or 5.9% is attributable to reduced cost structure.

Asset write-downs related to goodwill and other intangibles. The company undertakes its annual impairment test of goodwill and intangible assets in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, in connection with the preparation of its fourth quarter results each year. As a result of the reduced profitability of its NA/HME operating segment, and uncertainty associated with future market conditions, the company recorded an impairment charge related to goodwill and intangible assets of this segment of $300,417,000 in 2006.

The impairment of goodwill in the NA/HME operating segment was primarily the result of reduced government reimbursement levels and changes in reimbursement policies, which negatively affected revenues and profitability in the NA/HME operating segment. During 2006, changes announced by the Centers for Medicare and Medicaid Services, or "CMS," affected eligibility, documentation, codes, and payment rules relating to power wheelchairs. These changes impacted the predictability of reimbursement of expenses for and access to power wheelchairs, created uncertainty in the market place, and thus had a negative impact on NA/HME's revenues and related earnings. Effective November 15, 2006, CMS reduced the maximum reimbursement amount for power wheelchairs under Medicare by up to 28%. The reduced reimbursement levels have caused and continue to cause consumers to choose less expensive versions of the company's power wheelchairs.

NA/HME sales of respiratory products were also negatively affected by the changes in 2006. Small and independent provider sales declined as these dealers slowed their purchases of the company's HomeFill™ oxygen system product line, in part, until they had a clearer view of future oxygen reimbursement levels.

Furthermore, a study issued by the Office of Inspector General or "OIG," in September 2006 suggested that $3.2 billion in savings could be achieved over five years by reducing the reimbursed rental period from three years (the reimbursement period under current law) to 13 months. The uncertainty created by these announcements continues to negatively impact the home oxygen equipment market, particularly for those providers considering changing to the HomeFill™ oxygen system.

Medicare will also institute a new competitive bidding program for various items in ten of the largest metropolitan areas to be effective in 2008. This program is designed to reduce Medicare payment levels for items that the Medicare program spends the most money on under the home medical equipment benefit. This new program will likely eliminate some providers from the competitive bidding markets, because only those providers who are chosen to participate (based largely on price) will be able to provide beneficiaries with items included in the bid. Medicare will be expanding the program to an additional 80 metropolitan areas in 2009.

The impact of the above reimbursement changes were taken into consideration in reviewing the profitability of the company's NA/HME operating segment and in evaluating impairment of goodwill and other intangibles.

Interest. Interest expense increased to $34,084,000 in 2006 from $27,246,000 in 2005, representing a 25% increase. This increase was attributable to increased borrowing rates. Interest income in 2006 was $2,775,000, which was higher than the prior year amount of $1,683,000 primarily due to a decrease in interest received associated with financing provided to customers.

Income Taxes. The company had an effective tax rate of 2.7% in 2006 and 31.5% in 2005. The company's effective tax rate was higher than the expected benefit at the U.S. federal statutory rate primarily due to losses with no corresponding tax benefits due to a valuation reserve recorded against domestic deferred tax assets reduced by tax credits and earnings abroad being taxed at rates lower than the U.S. federal statutory rate. In 2005, the company had pretax earnings and benefited from foreign earnings taxed at less than the U.S. statutory rate.

Research and Development. Research and development expenditures, which are included in costs of products sold, decreased to $22,146,000 in 2006 from $23,247,000 in 2005. The expenditures, as a percentage of net sales, were 1.5% in 2006 and 2005.

INFLATION

Although the company cannot determine the precise effects of inflation, management believes that inflation does continue to have an influence on the cost of materials, salaries and benefits, utilities and outside services. The company attempts to minimize or offset the effects through increased sales volume, capital expenditure programs designed to improve productivity, alternative sourcing of material and other cost control measures. In 2007, 2006 and 2005, the company was able to offset the majority of the impact of price increases from suppliers by productivity improvements and other cost reduction activities.

LIQUIDITY AND CAPITAL RESOURCES

The company continues to maintain an adequate liquidity position through its unused bank lines of credit (see Long-Term Debt in the Notes to Consolidated Financial Statements) included in this report and working capital management.

Total debt outstanding was $537,852,000 million at the end of 2007 down from $573,126,000 at the end of 2006, resulting in a debt-to-total-capitalization of 49.3% for 2007 versus 54.1% at the end of 2006. The debt-to-capitalization ratio improvement was driven by the company's debt reduction during 2007.

On February 12, 2007, the company completed the refinancing of its existing indebtedness and put in place a long-term capital structure. The new financing program provides the company with total capacity of approximately $710 million, the net proceeds of which were utilized to refinance substantially all of the company's existing indebtedness and pay related fees and expenses (the "Refinancing"). As part of the refinancing, the company entered into a $400 million senior secured credit facility consisting of a $250 million term loan facility and a $150 million revolving credit facility. The company's obligations under the new senior secured credit facility are secured by substantially all of the company's assets and are guaranteed by its material domestic subsidiaries, with certain obligations also guaranteed by its material foreign subsidiaries. Borrowings under the new senior secured credit facility will generally bear interest at LIBOR plus a margin of 2.25%, including an initial facility fee of 0.50% per annum on the facility.

The company also completed the sale of $175 million principal amount of its 9.75% Senior Notes due 2015. The notes are unsecured senior obligations of the company guaranteed by substantially all of the company's domestic subsidiaries, and pay interest at 9.75% per annum on each February 15 and August 15. The net proceeds to the company from the offering of the notes were approximately $167 million.

Also, as part of the refinancing, the company completed the sale of $135 million principal amount of its 4.125% Convertible Senior Subordinated Debentures due 2027. The debentures are unsecured senior subordinated obligations of the company guaranteed by substantially all of the company's domestic subsidiaries, pay interest at 4.125% per annum on each February 1 and August 1, and are convertible upon satisfaction of certain conditions into cash, common shares of the company, or a combination of cash and common shares of the company, subject to certain conditions. The initial conversion rate is 40.3323 shares per $1,000 principal amount of debentures, which represents an initial conversion price of approximately $24.79 per share. The debentures are redeemable at the company's option, subject to specified conditions, on or after February 6, 2012 through and including February 1, 2017, and at the company's option after February 1, 2017. On February 1, 2017 and 2022 and upon the occurrence of certain circumstances, holders have the right to require the company to repurchase all or some of their debentures. The net proceeds to the company from the offering of the debentures were approximately $132.3 million.

The company's borrowing arrangements contain covenants with respect to, among other items, maximum amount of debt, minimum loan commitments, interest coverage, net worth, dividend payments, working capital, and funded debt to capitalization, as defined in the company's bank agreements and agreement with its note holders. The company is currently in compliance with all covenant requirements. Under the most restrictive covenant of the company's borrowing arrangements as of December 31, 2007, the company had the capacity to borrow up to an additional $130,512,000 via the company's revolving credit facility; provided that this capacity is limited for the purpose of funding acquisitions by the company. The company's borrowing arrangements impose restrictions regarding the establishment of intercompany loans and thus cash transfers. Those restrictions can have a negative impact the company's ability to meet liquidity needs, particularly in the United States.

While there is general concern about the potential for rising interest rates, the company believes that its exposure to interest rate fluctuations is manageable given that portions of the company's debt are at fixed rates for extended periods of time, the company has the ability to utilize swaps to exchange variable rate debt to fixed rate debt, if needed, and the company's free cash flow should allow it to absorb any modest rate increases in the months ahead without any material impact on its liquidity or capital resources. As of December 31, 2007, the weighted average floating interest rate on borrowings was 7.22%.

CAPITAL EXPENDITURES

There are no individually material capital expenditure commitments outstanding as of December 31, 2007. The company estimates that capital investments for 2008 could approximate $25,000,000, compared to actual capital expenditures of $20,068,000 in 2007. The company believes that its balances of cash and cash equivalents, together with funds generated from operations and existing borrowing facilities, will be sufficient to meet its operating cash requirements and fund required capital expenditures for the foreseeable future.

CASH FLOWS

Cash flows provided by operating activities were $79,100,000 in 2007, compared to $62,454,000 in the previous year. The increase is due primarily to the collection of a tax receivable of $11,800,000 and $5,000,000 in insurance proceeds received on an embezzlement claim, as previously disclosed. Operating cash flows also benefited from improved accounts receivable and inventory management, which were offset by reduced accounts payable and accrued expenses. The payables and accrued expense balances at the end of 2006 were higher than normal because the company's refinancing efforts were in process.

Cash flows used for investing activities were $22,058,000 in 2007, compared to $34,446,000 in 2006. The decrease in cash used was primarily attributable to lower acquisition costs compared to 2006 and a reduction in purchases of property and equipment and related proceeds for sale of assets as compared to the prior year.

Cash flows required by financing activities in 2007 were $79,545,000, compared to cash flows provided of $27,224,000 in 2006. Cash flows required by financing activities were much higher in 2007 as a result of the payment of debt financing costs related to the company's refinancing and reduction of debt outstanding by utilization of cash on hand and cash flow generation.

During 2007, the company generated free cash flow of $72,539,000 compared to free cash flow of $52,898,000 in 2006. The increase is due primarily to the collection of a tax receivable of $11,800,000 and $5,000,000 in insurance proceeds received on an embezzlement claim. Operating cash flows also benefited from improved accounts receivable and inventory management, which were offset by lower accounts payable and accrued expenses. The payables and accrued expense balances at the end of 2006 were higher than normal because the company's refinancing efforts were in process. Free cash flow is a non-GAAP financial measure that is comprised of net cash provided by operating activities, excluding net cash impact related to restructuring activities, less net purchases of property and equipment, net of proceeds from sales of property and equipment. Management believes that this financial measure provides meaningful information for evaluating the overall financial performance of the company and its ability to repay debt or make future investments (including acquisitions, etc.). The non-GAAP financial measure is reconciled to the GAAP measure as follows (in thousands):

	Twelve Months Ended December 31,	
	2007	**2006**
Net cash provided by operating activities	$ 79,100	$ 62,454
Plus: Net Cash impact related to restructuring activities	13,006	9,935
Less: Purchases of property and equipment—net	(19,567)	(19,491)
Free Cash Flow	$ 72,539	$ 52,898

CONTRACTUAL OBLIGATIONS

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(In thousands)		
Long-term debt obligations					
Credit Facility	$266,600	$31,727*	$ 31,762	$30,145	$172,966
9.75% Senior Notes due 2015	296,571	17,063	34,125	34,125	211,258
4.125% Convertible Senior Subordinated Debentures due 2027	241,504	5,569	11,138	11,138	213,659
Operating lease obligations	49,601	20,361	19,007	5,144	5,089
Capital lease obligations	18,786	2,021	3,516	3,074	10,175
Purchase obligations (primarily computer systems contracts)	1,033	400	633	—	—
Product liability	21,136	3,556	8,447	3,999	5,134
SERP	33,920	424	2,074	2,074	29,348
Other, principally deferred compensation	10,464	473	1,374	285	8,332
Total	$939,615	$81,594	$112,076	$89,984	$655,961

* Includes an estimated additional payment of $13,572,000 as required by the company's credit facility based upon "excess cash flow" (as defined in the agreement). While additional payments may be required based on excess cash flow, the above table does not include any additional such payments beyond the estimated payment for 2008.

"Other" includes an estimated payment of $321,000 in less than 1 year and $959,000 in years 1-3 for liabilities recorded for uncertain tax positions. The table does not include any other payments related to liabilities recorded for uncertain tax positions as the company can not make a reasonably reliable estimate as to any other payments. See Income Taxes in the Notes to the Consolidated Financial Statements included in this report.

DIVIDEND POLICY

It is the company's policy to pay a nominal dividend in order for its stock to be more attractive to a broader range of investors. The current annual dividend rate remains at $0.05 per Common Share and $0.045 per Class B Common Share. It is not anticipated that this will change materially as the company continues to have available significant growth opportunities through internal development and acquisitions. For 2007, dividends of $0.05 per Common Share and $0.045 per Class B Common Share were declared and paid.

CRITICAL ACCOUNTING POLICIES

The Consolidated Financial Statements included in the report include accounts of the company, all majority-owned subsidiaries and a variable interest entity for which the company is the primary beneficiary. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying Consolidated Financial Statements and related footnotes. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

The following critical accounting policies, among others, affect the more significant judgments and estimates used in preparation of our consolidated financial statements.

Revenue Recognition

Invacare's revenues are recognized when products are shipped to unaffiliated customers. The SEC's Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition," as updated by SAB No. 104, provides guidance on the application of generally accepted accounting principles (GAAP) to selected revenue recognition issues. The company has concluded that its revenue recognition policy is appropriate and in accordance with GAAP and SAB No. 101. Shipping and handling costs are included in cost of goods sold.

Sales are only made to customers with whom the company believes collection is reasonably assured based upon a credit analysis, which may include obtaining a credit application, a signed security agreement, personal guarantee and/or a cross corporate guarantee depending on the credit history of the customer. Credit lines are established for new customers after an evaluation of their credit report and/or other relevant financial information. Existing credit lines are regularly reviewed and adjusted with consideration given to any outstanding past due amounts.

The company offers discounts and rebates, which are accounted for as reductions to revenue in the period in which the sale is recognized. Discounts offered include: cash discounts for prompt payment, base and trade discounts based on contract level for specific classes of customers. Volume discounts and rebates are given based on large purchases and the achievement of certain sales volumes. Product returns are accounted for as a reduction to reported sales with estimates recorded for anticipated returns at the time of sale. The company does not sell any goods on consignment.

Distributed products sold by the company are accounted for in accordance with Emerging Issues Task Force, or "EITF" No. 99-19 *Reporting Revenue Gross as a Principal versus Net as an Agent.* The company records distributed product sales gross as a principal since the company takes title to the products and has the risks of loss for collections, delivery and returns.

Product sales that give rise to installment receivables are recorded at the time of sale when the risks and rewards of ownership are transferred. The company utilizes a third party financing company to provide the majority of future lease financing to Invacare customers. As such, interest income is recognized based on the terms of the installment agreements. Installment accounts are monitored and if a customer defaults on payments, interest income is no longer recognized. All installment accounts are accounted for using the same methodology, regardless of duration of the installment agreements.

Allowance for Uncollectible Accounts Receivable

Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. Substantially all of our receivables are due from health care, medical equipment dealers and long term care facilities located throughout the United States, Australia, Canada, New Zealand and Europe. A significant portion of products sold to dealers, both foreign and domestic, is ultimately funded through government reimbursement programs such as Medicare and Medicaid. As a consequence, changes in these programs can have an adverse impact on dealer liquidity and profitability. The estimated allowance for uncollectible amounts is based primarily on management's evaluation of the financial condition of the customer. In addition, as a result of the third party financing arrangement, management monitors the collection status of these contracts in accordance with our limited recourse obligations and provides amounts necessary for estimated losses in the allowance for doubtful accounts. See Concentration of Credit Risk in the Notes to the Consolidated Financial Statements in this report.

In 2006, the company recorded an incremental accounts receivable reserve of $26,775,000 due to the increased collectibility risk to the company resulting from changes in Medicare reimbursement regulations, specifically changes to the qualification processes and reimbursement levels of power wheelchairs. The company has reviewed the accounts receivables associated with many of the company's customers that are most exposed to these issues. The company is also working with certain of its customers in an effort to help them reduce costs and improve their profitability. In addition, the company has also implemented tighter credit policies with many of these accounts.

In 2007, the company continued to closely monitor the credit-worthiness of its customers and adhere to tighter credit policies. Due to delays in the implementation of various government reimbursement policies initiated in 2007, there still remains significant uncertainly as to the impact that those changes will have on the company's customers.

Inventories and Related Allowance for Obsolete and Excess Inventory

Inventories are stated at the lower of cost or market with cost determined by the first-in, first-out method. Inventories have been reduced by an allowance for excess and obsolete inventories. The estimated allowance is based on management's review of inventories on hand compared to estimated future usage and sales. A provision for excess and obsolete inventory is recorded as needed based upon the discontinuation of products, redesigning of existing products, new product introductions, market changes and safety issues. Both raw materials and finished goods are reserved for on the balance sheet.

In general, the company reviews inventory turns as an indicator of obsolescence or slow moving product as well as the impact of new product introductions. Depending on the situation, the individual item may be partially or fully reserved for. No inventory that was reserved for has been sold at prices above their new cost basis. The company continues to increase its overseas sourcing efforts, increase its emphasis on the development and introduction of new product, and decrease the cycle time to bring new product offerings to market. These initiatives are sources of inventory obsolescence for both raw material and finished goods.

Goodwill, Intangible and Other Long-Lived Assets

Property, equipment, intangibles and certain other long-lived assets are amortized over their useful lives. Useful lives are based on management's estimates of the period that the assets will generate revenue. Under SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill and intangible assets deemed to have indefinite lives are subject to annual impairment tests. Furthermore, goodwill and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The company completes its annual impairment tests in the fourth quarter of each year. As a result of reduced profitability in the NA/HME operating segment and uncertainty associated with future market conditions, the company recorded impairment charges in 2006 related to goodwill and an intangible in this segment of $294,656,000 and $160,000, respectively, while an impairment charge of $5,601,000 was recorded related to the intangible recorded associated with NeuroControl, which is part of Other in the segment disclosure. No impairment was recognized in 2007. The discount rates used have a significant impact upon the discounted cash flow methodology utilized in our annual impairment testing as higher discount rates decrease the fair value estimates used in our testing.

The company utilizes a discounted cash flow method model to analyze reporting units for impairment in which the company forecasts income statement and balance sheet amounts based on assumptions regarding future sales growth, profitability, inventory turns, days' sales outstanding, etc. to forecast future cash flows. The cash flows are discounted using a weighted average cost of capital discount rate where the cost of debt is based on quoted rates for 20-year debt of companies of similar credit risk and the cost of equity is based upon the 20-year treasury rate for the risk free rate, a market risk premium, the industry average beta, a small cap stock adjustment and company specific risk premiums. The assumptions used are based on a market participant's point of view and yielded a discount rate of 9.25% in 2007 compared to 8.85% in 2006. While no impairment was indicated in 2007 for any reporting units, a future potential impairment is possible for any or the company's reporting units should actual results differ materially from forecasted results.

Product Liability

The company's captive insurance company, Invatection Insurance Co., currently has a policy year that runs from September 1 to August 31 and insures annual policy losses of $10,000,000 per occurrence and $13,000,000 in the aggregate of the company's North American product liability exposure. The company also has additional

layers of external insurance coverage insuring up to $75,000,000 in annual aggregate losses arising from individual claims anywhere in the world that exceed the captive insurance company policy limits or the limits of the company's per country foreign liability limits, as applicable. There can be no assurance that Invacare's current insurance levels will continue to be adequate or available at affordable rates.

Product liability reserves are recorded for individual claims based upon historical experience, industry expertise and indications from the third-party actuary. Additional reserves, in excess of the specific individual case reserves, are provided for incurred but not reported claims based upon third-party actuarial valuations at the time such valuations are conducted. Historical claims experience and other assumptions are taken into consideration by the third-party actuary to estimate the ultimate reserves. For example, the actuarial analysis assumes that historical loss experience is an indicator of future experience, that the distribution of exposures by geographic area and nature of operations for ongoing operations is expected to be very similar to historical operations with no dramatic changes and that the government indices used to trend losses and exposures are appropriate. Estimates made are adjusted on a regular basis and can be impacted by actual loss award settlements on claims. While actuarial analysis is used to help determine adequate reserves, the company accepts responsibility for the determination and recording of adequate reserves in accordance with accepted loss reserving standards and practices.

Warranty

Generally, the company's products are covered from the date of sale to the customer by warranties against defects in material and workmanship for various periods depending on the product. Certain components carry a lifetime warranty. A provision for estimated warranty cost is recorded at the time of sale based upon actual experience. The company continuously assesses the adequacy of its product warranty accrual and makes adjustments as needed. Historical analysis is primarily used to determine the company's warranty reserves. Claims history is reviewed and provisions are adjusted as needed. However, the company does consider other events, such as a product recall, which could warrant additional warranty reserve provision. No material adjustments to warranty reserves were necessary in the current year. See Current Liabilities in the Notes to the Consolidated Financial Statements included in this report for a reconciliation of the changes in the warranty accrual.

Accounting for Stock-Based Compensation

Effective January 1, 2006, the company adopted Statement of Financial Accounting Standard No. 123 (Revised 2004), *Share Based Payment* ("SFAS 123R") using the modified prospective application method. Under the modified prospective method, compensation cost was recognized for: (1) all stock-based payments granted subsequent to January 1, 2006 based upon the grant-date fair value calculated in accordance with SFAS 123R, and (2) all stock-based payments granted prior to, but not vested as of, January 1, 2006 based upon grant-date fair value previously calculated for previously presented pro forma footnote disclosures in accordance with the original provisions of SFAS No. 123, *Accounting for Stock Based Compensation.*

Upon adoption of SFAS 123R, the company did not make any other modifications to the terms of any previously granted options. However, the terms of new awards granted have been modified so that the vesting periods are deemed to be substantive for those who may be retiree eligible. No changes were made regarding the valuation methodologies or assumptions used to determine the fair value of options granted and the company continues to use a Black-Scholes valuation model. As of December 31, 2007, there was $9,570,000 of total unrecognized compensation cost from stock-based compensation arrangements granted under the plans, which is related to non-vested shares, and includes $3,904,000 related to restricted stock awards. The company expects the compensation expense to be recognized over a weighted-average period of approximately two years.

The majority of the options awarded have been granted at exercise prices equal to the market value of the underlying stock on the date of grant. Restricted stock awards granted without cost to the recipients are expensed on a straight-line basis over the vesting periods.

Income Taxes

As part of the process of preparing its financial statements, the company is required to estimate income taxes in various jurisdictions. The process requires estimating the company's current tax exposure, including assessing the risks associated with tax audits, as well as estimating temporary differences due to the different treatment of items for tax and accounting policies. The temporary differences are reported as deferred tax assets and or liabilities. The company also must estimate the likelihood that its deferred tax assets will be recovered from future taxable income and whether or not valuation allowances should be established. In the event that actual results differ from estimates, the company's provision for income taxes could be materially impacted.

The company does not believe that there is a substantial likelihood that materially different amounts would be reported related to its critical accounting policies.

ACCOUNTING CHANGES

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, an interpretation of FASB Statement No. 109, or "FIN 48." FIN 48 prescribes recognition and measurement of a tax position taken or expected to be taken in a tax return as well as guidance regarding derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The company adopted the provisions of FIN 48 on January 1, 2007. Upon adoption, the company did not recognize an adjustment in the liability for unrecognized income tax benefits. The company continues to recognize interest and penalties related to uncertain tax positions in income tax expense.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In September, 2006, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 157, *Fair Value Measurements*, which creates a framework for measuring fair value, clarifies the definition of fair value and expands the disclosures regarding fair value measurements. Statement No. 157 does not require any new fair value measurements and is effective for fiscal years beginning after November 15, 2007, thus January 1, 2008. The company adopted the new standard as of the effective date and currently does not believe the adoption will have a material impact on the company's financial position or future results as the company is already performing its goodwill and intangible valuation calculations and estimating the fair value of the company's financial instruments using methodology which is principally consistent with Statement No. 157.

On September 5, 2007, the FASB exposed for comment FASB Staff Position APB 14-a (FSP APB 14-a) to provide clarification of the accounting for convertible debt that can be settled in cash upon conversion. The FASB believes this clarification is needed because the current accounting being applied for convertible debt does not fully reflect the true economic impact on the issuer since the conversion option is not captured as a borrowing cost and its full dilutive effect is not included in earnings per share. The proposed FSP would require separate accounting for the liability and equity components of the convertible debt in a manner that would reflect Invacare's nonconvertible debt borrowing rate. The company would be required to bifurcate a component of its convertible debt as a component of stockholders' equity and accrete the resulting debt discount as interest expense. The comment period regarding the exposure draft ended October 15, 2007 and the exposure draft is currently being redeliberated by the FASB. Should the proposed FSP become effective as drafted, the change could materially impact the company's interest expense and earnings per share. The most recent proposed effective date was January 1, 2008 with retrospective application required for all periods presented and no grandfathering for existing instruments.

In December 2007, the FASB issued SFAS No. 141R, *Business Combinations* (SFAS 141(R)), which changes the accounting for business acquisitions. SFAS 141(R) requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction and establishes

principles and requirements as to how an acquirer should recognize and measure in its financial statements the assets acquired, liabilities assumed, any non-controlling interest and goodwill acquired. SFAS 141(R) also requires expanded disclosure regarding the nature and financial effects of a business combination. SFAS 141(R) is effective for the company beginning January 1, 2009 and the company is currently evaluating the future impacts and disclosures of this standard.

Item 7A. Quantitative and Qualitative Disclosure about Market Risk.

The company is exposed to market risk through various financial instruments, including fixed rate and floating rate debt instruments. The company uses interest swap agreements to mitigate its exposure to interest rate fluctuations. Based on December 31, 2007 debt levels, a 1% change in interest rates would impact interest expense by approximately $620,000. Additionally, the company operates internationally and, as a result, is exposed to foreign currency fluctuations. Specifically, the exposure results from intercompany loans and third party sales or payments. In an attempt to reduce this exposure, foreign currency forward contracts are utilized. The company does not believe that any potential loss related to these financial instruments would have a material adverse effect on the company's financial condition or results of operations.

Item 8. Financial Statements and Supplementary Data.

Reference is made to the Report of Independent Registered Public Accounting Firm, Consolidated Balance Sheets, Consolidated Statement of Operations, Consolidated Statement of Cash Flows, Consolidated Statement of Shareholders' Equity, Notes to Consolidated Financial Statements and Financial Statement Schedule, which appear on pages FS-1 to FS-46 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures

As of December 31, 2007, an evaluation was performed, under the supervision and with the participation of the company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based on that evaluation, the company's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the company's disclosure controls and procedures were effective as of December 31, 2007, in ensuring that information required to be disclosed by the company in the reports it files and submits under the Exchange Act is (1) recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and (2) accumulated and communicated to the company's management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for timely decisions regarding required disclosure.

(b) Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining a system of adequate internal control over financial reporting that provides reasonable assurance that assets are safeguarded and that transactions are authorized, recorded and reported properly. The system includes self-monitoring mechanisms; regular testing by the company's internal auditors; a Code of Conduct; written policies and procedures; and a careful selection and training of employees. Actions are taken to correct deficiencies as they are identified. An effective internal control system, no matter how well designed, has inherent limitations—including the possibility of the circumvention or overriding of controls—and therefore can provide only reasonable assurance that errors and fraud that can be material to the financial statements are prevented or would be detected on a timely basis. Further, because of changes in conditions, internal control system effectiveness may vary over time.

Management's assessment of the effectiveness of the company's internal control over financial reporting is based on the Internal Control—Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

In management's opinion, internal control over financial reporting is effective as of December 31, 2007.

The company's independent registered public accounting firm, Ernst & Young LLP, audited the company's internal control over financial reporting and, based on that audit, issued an attestation report regarding the company's internal control over financial reporting, which is included in this Annual Report on Form 10-K.

(c) Changes in Internal Control Over Financial Reporting

There have been no changes in the company's internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors and Executive Officers of the Registrant.

Information required by Item 10 as to the executive officers of the company is included in Part I of this Annual Report on Form 10-K. The other information required by Item 10 as to the directors of the company, the Audit Committee, the audit committee financial expert, the procedures for recommending nominees to the Board of Directors, compliance with Section 16(a) of the Exchange Act and corporate governance is incorporated herein by reference to the information set forth under the captions "Election of Directors," "Corporate Governance," and "Section 16(a) Beneficial Ownership Compliance" in the company's definitive Proxy Statement for the 2008 Annual Meeting of Shareholders.

We submitted the New York Stock Exchange ("NYSE") Section 12(a) Annual CEO Certification as to our compliance with the NYSE corporate governance listing standards to the NYSE in June 2007. In addition, we have filed the certifications of our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of our public disclosures as exhibits to this Annual Report on Form 10-K.

Item 11. Executive Compensation.

The information required by Item 11 is incorporated by reference to the information set forth under the captions "Executive Compensation" and "Corporate Governance" in the company's definitive Proxy Statement for the 2008 Annual Meeting of Shareholders.

Item. 12. Security Ownership of Certain Beneficial Owners and Management.

The information required by Item 12 is incorporated by reference to the information set forth under the caption "Share Ownership of Principal Holders and Management" in the company's definitive Proxy Statement for the 2008 Annual Meeting of Shareholders.

Information regarding the securities authorized for issuance under the company's equity compensation plans is incorporated by reference to the information set forth under the captions "Compensation of Executive Officers" and "Compensation of Directors" in the company's definitive Proxy Statement for the 2008 Annual Meeting of Shareholders.

Item 13. Certain Relationships and Related Transactions.

The information required by Item 13 is incorporated by reference to the information set forth under the caption "Certain Relationships and Related Transactions" in the company's definitive Proxy Statement for the 2008 Annual Meeting of Shareholders.

Item 14. Principal Accounting Fees and Services.

The information required by Item 14 is incorporated by reference to the information set forth under the caption "Independent Auditors" and "Pre-Approval Policies and Procedures" in the company's definitive Proxy Statement for the 2008 Annual Meeting of Shareholders.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)(1) *Financial Statements.*

The following financial statements of the company are included in Part II, Item 8:

Consolidated Statement of Operations—years ended December 31, 2007, 2006 and 2005

Consolidated Balance Sheet—December 31, 2007 and 2006

Consolidated Statement of Cash Flows—years ended December 31, 2007, 2006 and 2005

Consolidated Statement of Shareholders' Equity—years ended December 31, 2007, 2006 and 2005

Notes to Consolidated Financial Statements

(a)(2) *Financial Statement Schedules.*

The following financial statement schedule of the company is included in Part II, Item 8:

Schedule II—Valuation and Qualifying Accounts

All other schedules have been omitted because they are not applicable or not required, or because the required information is included in the Consolidated Financial Statements or notes thereto.

(a)(3) *Exhibits.*

See Exhibit Index at page number I-56 of this Report on Form 10-K.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized as of February 28, 2008.

INVACARE CORPORATION

By: /s/ A. MALACHI MIXON, III

A. Malachi Mixon, III
Chairman of the Board of Directors
and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated as of February 28, 2008.

Signature	Title
/s/ A. MALACHI MIXON, III **A. Malachi Mixon, III**	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)
/s/ GERALD B. BLOUCH **Gerald B. Blouch**	President, Chief Operating Officer and Director
/s/ GREGORY C. THOMPSON **Gregory C. Thompson**	Senior Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ JAMES C. BOLAND **James C. Boland**	Director
/s/ MICHAEL F. DELANEY **Michael F. Delaney**	Director
/s/ C. MARTIN HARRIS, M.D. **C. Martin Harris, M.D.**	Director
/s/ BERNADINE P. HEALY, M.D. **Bernadine P. Healy, M.D**	Director
/s/ JOHN R. KASICH **John R. Kasich**	Director
/s/ DAN T. MOORE, III **Dan T. Moore, III**	Director
/s/ JOSEPH B. RICHEY, II **Joseph B. Richey, II**	President – Invacare Technologies, Senior Vice President – Electronics and Design Engineering and Director
/s/ WILLIAM M. WEBER **William M. Weber**	Director
/s/ JAMES L. JONES **James L. Jones**	Director

INVACARE CORPORATION

Report on Form 10-K for the fiscal year ended December 31, 2007.

Exhibit Index

Official Exhibit No.	Description	Sequential Page No.
2.1	Sale and Purchase Agreement Regarding the Sale and Purchase of All Shares in WP Domus GmbH by and among WP Domus LLC, Mr. Peter Schultz and Mr. Wilhelm Kaiser, Invacare GmbH & Co. KG and Invacare Corporation dated as of July 31, 2004	(A)
2.2	Guarantee Letter Agreement of Warburg, Pincus Ventures, L.P. and Warburg, Pincus International, L.P. dated as of September 9, 2004	(A)
3(a)**	Amended and Restated Articles of Incorporation, as last amended May 25, 2007	
3(b)	Code of Regulations, as amended on May 22, 1996	(F)
4(a)	Specimen Share Certificate for Common Shares	(M)
4(b)	Specimen Share Certificate for Class B Common Shares	(M)
4(c)	Rights agreement between Invacare Corporation and National City Bank dated as of July 8, 2005	(G)
4(d)	Indenture, dated as of February 12, 2007, by and among Invacare Corporation, the Guarantors named therein and Wells Fargo Bank, N.A., as trustee (including the Form of 4.125% Convertible Senior Subordinated Debenture due 2027 and related Guarantee attached as Exhibit A)	(O)
4(e)	Indenture, dated as of February 12, 2007, by and among Invacare Corporation, the Guarantors named therein and Wells Fargo Bank, N.A., as trustee (including the Form of 9.75% Senior Note due 2015 and related Guarantee attached as Exhibit A).	(O)
10(a)	1992 Non-Employee Directors Stock Option Plan adopted in May 1992	(F)
10(b)	Deferred Compensation Plan for Non-Employee Directors, adopted in May 1992	(F)
10(c)	Invacare Corporation 1994 Performance Plan approved January 28, 1994	(F)
10(d)	Amendment No. 1 to the Invacare Corporation 1994 Performance Plan approved May 28, 1998	(F)*
10(e)	Amendment No. 2 to the Invacare Corporation 1994 Performance Plan approved May 24, 2000	(B)*
10(f)	Amendment No. 3 to the Invacare Corporation 1994 Performance Plan approved March 13, 2003	(D)*
10(g)**	Invacare Retirement Savings Plan, effective January 1, 2001 as amended	
10(h)	Agreement entered into by and between the company and Chief Operating Officer	(C)*
10(i)**	Invacare Corporation 401(K) Plus Benefit Equalization Plan, effective January 1, 2003, as amended and restated	
10(j)	Invacare Corporation Amended and Restated 2003 Performance Plan	(R)*
10(k)	Form of Change of Control Agreement entered into by and between the company and certain of its executive officers and Schedule of all such agreements with current executive officers	(M)

Official Exhibit No.	Description	Sequential Page No.
10(l)	Form of Indemnity Agreement entered into by and between the company and certain of its Directors and executive officers and Schedule of all such Agreements with Directors and executive officers	(C)*
10(m)	Employment Letter Agreement entered into by and between the company and Chief Financial Officer	(C)*
10(n)**	Invacare Corporation Deferred Compensation Plus Plan, effective January 1, 2005, as amended	
10(o)**	Invacare Corporation Death Benefit Only Plan, effective January 1, 2005, as amended	
10(p)	A. Malachi Mixon, III 10b5-1 Plan, effective February 14, 2005	(F)*
10(q)	Gerald B. Blouch 10b5-1 Plan, effective February 22, 2005	(F)*
10(r)	Gregory C. Thompson 10b5-1 Plan, effective February 21, 2005	(F)*
10(s)	Supplemental Executive Retirement Plan (As amended and restated effective February 1, 2000)	(F)*
10(t)	Form of Director Stock Option Award under Invacare Corporation 1994 Performance Plan	(F)*
10(u)**	Form of Director Stock Option Award under Invacare Corporation 2003 Performance Plan	
10(v)**	Form of Director Deferred Option Award under Invacare Corporation 2003 Performance Plan	
10(w)**	Form of Restricted Stock Option Award under Invacare Corporation 2003 Performance Plan	
10(x)**	Form of Stock Option Award under Invacare Corporation 2003 Performance Plan	
10(y)**	Form of Executive Stock Option Award under Invacare Corporation 2003 Performance Plan	
10(z)**	Form of Switzerland Stock Option Award under Invacare Corporation 2003 Performance Plan	
10(aa)**	Form of Switzerland Executive Stock Option Award under Invacare Corporation 2003 Performance Plan	
10(ab)**	Director Compensation Schedule	
10(ac)	Invacare Corporation Executive Incentive Bonus Plan, effective as of January 1, 2005	(H)*
10(ad)	Receivables Purchase Agreement, dated as of September 30, 2005, among Invacare Receivables Corporation, as Seller, Invacare Corporation, as Servicer, Park Avenue Receivables company, LLC and JPMorgan Chase Bank, N.A., as Agent	(I)
10(ae)	Note Purchase Agreement dated as of April 27, 2006, by and among Invacare Corporation and the various purchasers named therein, relating to $150,000,000 6.15% Senior Notes Due April 27, 2016.	(J)
10(af)	Amendment #1, dated as of September 28, 2006, to the Receivables Purchase Agreement, dated as of September 30, 2005, by and among Invacare Receivables Corporation, as Seller, Invacare Corporation, as Servicer, Park Avenue Receivables company, LLC and JPMorgan Chase Bank, N.A., as Agent	(J)

Official Exhibit No.	Description	Sequential Page No.
10(ag)	Omnibus Waiver, Amendment and Reaffirmation of Performance Undertaking dated as of November 14, 2006 to Receivables Purchase Agreement, dated as of September 30, 2005, among Invacare Receivables Corporation, as Seller, Invacare Corporation, as Servicer, Park Avenue Receivables company, LLC and JPMorgan Chase Bank, N.A., as Agent	(K)
10(ah)	Waiver and Amendment dated as of November 14, 2006 to Note Purchase Agreement dated as of April 27, 2006, by and among Invacare Corporation and the various purchasers named therein, relating to $150,000,000 6.15% Senior Notes Due April 27, 2016.	(K)
10(ai)	Second Omnibus Waiver, Amendment and Reaffirmation of Performance Undertaking dated as of November 14, 2006 to Receivables Purchase Agreement, dated as of September 30, 2005, among Invacare Receivables Corporation, as Seller, Invacare Corporation, as Servicer, Park Avenue Receivables company, LLC and JPMorgan Chase Bank, N.A., as Agent	(L)
10(aj)	Second Waiver and Amendment dated as of November 14, 2006 to Note Purchase Agreement dated as of April 27, 2006, by and among Invacare Corporation and the various purchasers named therein, relating to $150,000,000 6.15% Senior Notes Due April 27, 2016.	(L)
10(ak)	Credit Agreement, dated February 12, 2007, by and among Invacare Corporation, the Facility Guarantors named therein, the lenders named therein, Banc of America Securities LLC and KeyBank National Association as joint lead arrangers for the term loan facility, and National City Bank and KeyBank National Association as joint lead arrangers for the revolving loan facility.	(O)
10(al)	Purchase Agreement by and among Invacare Corporation, the Subsidiary Guarantors named therein, and the Initial Purchasers named therein dated as of February 5, 2007.	(N)
10(am)	Purchase Agreement by and among Invacare Corporation, the Subsidiary Guarantors named therein, and the Initial Purchasers named therein dated as of February 7, 2007.	(N)
10(an)	Amendment No. 1 to the Invacare Corporation 2003 Performance Plan	(P)
10(ao)	Gerald B. Blouch, Brian Ellacott, Dale C. LaPorte, Gregory C. Thompson, Joseph S. Usaj and Carl Will 10b5-1 Plan, effective August 2007	(P)
10(ap)	Doug Harper, A. Malachi Mixon, III, Joseph B. Richey II, Louis F. J. Slangen and Chris Yessayan 10b5-1 Plan, effective August 2007	(Q)
10(aq)**	A. Malachi Mixon, III Retirement Benefit Agreement	*
18	Letter re: Change in Accounting Principles	(M)
21**	Subsidiaries of the company	
23**	Consent of Independent Registered Public Accounting Firm	
31.1**	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
31.2**	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
32.1**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	

Official Exhibit No.	Description	Sequential Page No.
32.2**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	

---

* Management contract, compensatory plan or arrangement

** Filed herewith.

(A) Reference is made to the appropriate Exhibit to the company report on Form 8-K, dated September 9, 2004, which Exhibit is incorporated herein by reference

(B) Reference is made to the appropriate Exhibit of the company report on Form S-8, dated March 30, 2001, which Exhibit is incorporated herein by reference.

(C) Reference is made to the appropriate Exhibit of the company report on Form 10-K for the fiscal year ended December 31, 2002, which Exhibit is incorporated herein by reference.

(D) Reference is made to the appropriate Exhibit of the company report on Form 10-Q for the quarter ended March 31, 2003, which Exhibit is incorporated herein by reference.

(E) Reference is made to Exhibit 10.1 of the company report on Form 10-Q for the quarter ended June 30, 2007.

(F) Reference is made to the appropriate Exhibit of the company report on Form 10-K for the fiscal year ended December 31, 2004, which Exhibit is incorporated herein by reference.

(G) Reference is made to the appropriate Exhibit of the company report on Form 8-K, dated July 8, 2005, which is incorporated herein by reference.

(H) Reference is made to the appropriate Exhibit to Appendix A to the company Definitive Proxy Statement on Schedule 14A dated April 8, 2005, which is incorporated herein by reference.

(I) Reference is made to the appropriate Exhibit of the company report on Form 8-K, dated September 29, 2005, which is incorporated herein by reference.

(J) Reference is made to the appropriate Exhibit of the company report on Form 8-K, dated April 27, 2006, which is incorporated herein by reference.

(K) Reference is made to the appropriate Exhibit of the company report on Form 8-K, dated November 14, 2006, which is incorporated herein by reference.

(L) Reference is made to the appropriate Exhibit of the company report on Form 8-K, dated December 15, 2006, which is incorporated herein by reference.

(M) Reference is made to the appropriate Exhibit of the company report on Form 10-K for the fiscal year ended December 31, 2005, which Exhibit is incorporated herein by reference.

(N) Reference is made to the appropriate Exhibit of the company report on Form 8-K, dated February 5, 2007, which is incorporated herein by reference.

(O) Reference is made to the appropriate Exhibit of the company report on Form 8-K, dated February 12, 2007, which is incorporated herein by reference.

(P) Reference is made to the appropriate Exhibit of the company report on Form 10-Q, dated June 30, 2007, which is incorporated herein by reference.

(Q) Reference is made to the appropriate Exhibit of the company report on Form 10-Q, dated September 30, 2007, which is incorporated herein by reference.

(R) Reference is made to Exhibit 4.5 of Invacare Corporation Form S-8 filed on October 17, 2003, which is incorporated herein by reference.

[THIS PAGE INTENTIONALLY LEFT BLANK]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Invacare Corporation

We have audited the accompanying consolidated balance sheets of Invacare Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15 (a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Invacare Corporation and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U. S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in *Accounting Policies* in the notes to the consolidated financial statements, the Company adopted the provisions of SFAS No. 123(R), *Share Based Payment*, effective January 1, 2006; the provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)*, effective December 31, 2006; and the provisions of SAB No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*, applying the one-time special transition provisions, in 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Invacare Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2008 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio
February 28, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Invacare Corporation

We have audited Invacare Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Invacare Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Invacare Corporation maintained, in all material aspects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Invacare Corporation and subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2007 of Invacare Corporation, and the financial statement schedule for the three years in the period ended December 31, 2007 and our report dated February 28, 2008 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio
February 28, 2008

CONSOLIDATED STATEMENT OF OPERATIONS

INVACARE CORPORATION AND SUBSIDIARIES

	Years Ended December 31,		
	2007	2006	2005
	(In thousands, except per share data)		
Net sales	$1,602,237	$1,498,035	$1,529,732
Cost of products sold	1,155,933	1,080,965	1,083,533
Gross Profit	446,304	417,070	446,199
Selling, general and administrative expenses	366,846	373,846	342,039
Charges related to restructuring activities	9,591	17,277	7,295
Debt finance charges, interest and fees associated with debt refinancing	13,408	3,745	—
Asset write-downs related to goodwill and other intangibles	—	300,417	—
Interest expense	44,309	34,084	27,246
Interest income	(2,340)	(2,775)	(1,683)
Earnings (loss) before Income Taxes	14,490	(309,524)	71,302
Income taxes	13,300	8,250	22,450
Net Earnings (loss)	$ 1,190	$ (317,774)	$ 48,852
Net Earnings (loss) per Share—Basic	$ .04	$ (10.00)	$ 1.55
Weighted Average Shares Outstanding—Basic	31,840	31,789	31,555
Net Earnings (loss) per Share—Assuming Dilution	$ .04	$ (10.00)	$ 1.51
Weighted Average Shares Outstanding—Assuming Dilution	31,927	31,789	32,452

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

INVACARE CORPORATION AND SUBSIDIARIES

	December 31, 2007	December 31, 2006
	(In thousands)	
Assets		
Current Assets		
Cash and cash equivalents	$ 62,200	$ 82,203
Marketable securities	255	190
Trade receivables, net	264,143	261,606
Installment receivables, net	4,057	7,097
Inventories, net	195,604	201,756
Deferred income taxes	2,478	13,512
Other current assets	62,348	89,394
Total Current Assets	591,085	655,758
Other Assets	91,662	67,443
Other Intangibles	104,736	102,876
Property and Equipment, net	169,376	173,945
Goodwill	543,183	490,429
Total Assets	$1,500,042	$1,490,451
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable	$ 150,170	$ 163,041
Accrued expenses	145,958	147,776
Accrued income taxes	5,973	12,916
Short-term debt and current maturities of long-term obligations	24,510	124,243
Total Current Liabilities	326,611	447,976
Long-Term Debt	513,342	448,883
Other Long-Term Obligations	106,046	107,223
Shareholders' Equity		
Preferred Shares (Authorized 300 shares; none outstanding)	—	—
Common Shares (Authorized 100,000 shares; 32,126 and 32,051 issued in 2007 and 2006, respectively)—no par	8,034	8,013
Class B Common Shares (Authorized 12,000 shares; 1,112, issued and outstanding in 2007 and 2006)—no par	278	278
Additional paid-in-capital	147,295	144,719
Retained earnings	276,344	276,750
Accumulated other comprehensive earnings	164,969	99,188
Treasury shares (1,200 and 1,186 shares in 2007 and 2006, respectively)	(42,877)	(42,579)
Total Shareholders' Equity	554,043	486,369
Total Liabilities and Shareholders' Equity	$1,500,042	$1,490,451

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

INVACARE CORPORATION AND SUBSIDIARIES

	Years Ended December 31,		
	2007	2006	2005
		(In thousands)	
Operating Activities			
Net earnings (loss)	$ 1,190	$(317,774)	$ 48,852
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Depreciation and amortization	43,717	39,892	40,524
Provision for losses on trade and installment receivables	11,927	37,711	14,168
Provision for deferred income taxes	6,030	4,285	(100)
Provision for other deferred liabilities	3,570	3,429	3,571
Provision for stock-based compensation	2,554	1,587	881
Loss on disposals of property and equipment	1,686	2,219	297
Debt finance charges, interest and fees associated with debt refinancing	13,408	—	—
Write down of goodwill and intangibles	—	300,417	—
Changes in operating assets and liabilities:			
Trade receivables	1,469	(4,035)	(10,075)
Installment sales contracts, net	(8,348)	(5,997)	(4,402)
Inventories	14,542	(15,932)	(12,919)
Other current assets	31,377	(25,043)	(7,046)
Accounts payable	(18,298)	22,857	(6,923)
Accrued expenses	(15,661)	18,414	9,185
Other long-term liabilities	(10,063)	424	2,112
Net Cash Provided by Operating Activities	79,100	62,454	78,125
Investing Activities			
Purchases of property and equipment	(20,068)	(21,789)	(30,924)
Proceeds from sale of property and equipment	501	2,298	5,365
Business acquisitions, net of cash acquired	(5,496)	(15,296)	(58,216)
(Increase) decrease in other investments	155	252	(44)
(Increase) decrease in other long-term assets	1,446	(850)	(1,013)
Other	1,404	939	(1,902)
Net Cash Used for Investing Activities	(22,058)	(34,446)	(86,734)
Financing Activities			
Proceeds from revolving lines of credit, securitization facility and long-term borrowings	699,001	872,549	796,073
Payments on revolving lines of credit, securitization facility and long-term borrowings	(754,002)	(846,100)	(796,619)
Proceeds from exercise of stock options	44	2,364	3,742
Payment of financing costs	(22,992)	—	—
Payment of dividends	(1,596)	(1,589)	(1,580)
Net Cash Provided (Used) by Financing Activities	(79,545)	27,224	1,616
Effect of exchange rate changes on cash	2,500	1,347	50
Increase (decrease) in cash and cash equivalents	(20,003)	56,579	(6,943)
Cash and cash equivalents at beginning of year	82,203	25,624	32,567
Cash and cash equivalents at end of year	$ 62,200	$ 82,203	$ 25,624

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

INVACARE CORPORATION AND SUBSIDIARIES

	Common Stock	Class B Stock	Additional Paid-in-Capital	Retained Earnings	Accumulated Other Comprehensive Earnings (Loss)	Unearned Compen-sation	Treasury Stock	Total
					(In thousands)			
January 1, 2005 Balance	$7,803	$278	$124,798	$ 550,753	$104,629	$(1,557)	$(32,261)	**$ 754,443**
Exercise of stock options, including tax benefit	117		14,133				(6,004)	**8,246**
Restricted stock awards	5		1,011			(1,016)		**—**
Restricted stock award expense						881		**881**
Net earnings				48,852				48,852
Foreign currency translation adjustments					(56,176)			(56,176)
Unrealized losses on cash flow hedges					(1,008)			(1,008)
Marketable securities holding gain					35			35
Total comprehensive loss								**(8,297)**
Dividends				(1,580)				**(1,580)**
December 31, 2005 Balance	7,925	278	139,942	598,025	47,480	(1,692)	(38,265)	**753,693**
Cumulative effect adjustment, adoption of SAB 108, net of tax				(1,912)				**(1,912)**
Adjustment upon adoption of FAS 123R			(1,692)			1,692		**—**
Exercise of stock options	59		4,911				(4,314)	**656**
Non-qualified stock option expense			512					**512**
Restricted stock awards	29		1,046					**1,075**
Net loss				(317,774)				(317,774)
Foreign currency translation adjustments					64,386			64,386
Unrealized gains on cash flow hedges					2,303			2,303
Marketable securities holding loss					(41)			(41)
Total comprehensive loss								**(251,126)**
Adjustment to initially apply FASB Statement No. 158, net of tax					(14,940)			**(14,940)**
Dividends				(1,589)				**(1,589)**
December 31, 2006 Balance	8,013	278	144,719	276,750	99,188	—	(42,579)	**486,369**
Exercise of stock options	1		42					**43**
Non-qualified stock option expense			1,232					**1,232**
Restricted stock awards	20		1,302				(298)	**1,024**
Net earnings				1,190				1,190
Foreign currency translation adjustments					66,373			66,373
Unrealized loss on cash flow hedges					(3,334)			(3,334)
Defined benefit plans amortization of prior service costs and unrecognized losses					2,701			2,701
Marketable securities holding gain					41			41
Total comprehensive income								**66,971**
Dividends				(1,596)				**(1,596)**
December 31, 2007 Balance	$8,034	$278	$147,295	$ 276,344	$164,969	$ —	$(42,877)	**$ 554,043**

See notes to consolidated financial statements.

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounting Policies

Nature of Operations: Invacare Corporation is the world's leading manufacturer and distributor in the $8.0 billion worldwide market for medical equipment used in the home based upon our distribution channels, breadth of product line and net sales. The company designs, manufactures and distributes an extensive line of health care products for the non-acute care environment, including the home health care, retail and extended care markets.

Principles of Consolidation: The consolidated financial statements include the accounts of the company, its majority owned subsidiaries and a variable interest entity for which the company is the primary beneficiary. Certain foreign subsidiaries, represented by the European segment, are consolidated using a November 30 fiscal year end in order to meet filing deadlines. No material subsequent events have occurred related to the European segment, which would require disclosure or adjustment to the company's financial statements. All significant intercompany transactions are eliminated.

Reclassifications: The company reclassified $1,005,000 from other long-term obligations to additional paid-in-capital as of January 1, 2005 to properly reflect deferred compensation on the Consolidated Balance Sheet and Consolidated Statement of Shareholders' Equity. Certain lines of the Consolidated Statement of Cash Flows were also reclassified in 2006 and 2005 to conform to the presentation for 2007, including the proper presentation of the provision for stock option and award expense, and the changes increased net operating cash flows by $717,000 and $881,000, respectively, for 2006 and 2005. Reclassifications were made to the company's segment disclosures including reclassification of segment earnings (loss) before income tax amounts for 2006 and 2005 to be consistent with 2007 presentation of including the impact of the consolidated variable interest entity in "Other" versus "NA/HME." The reclassification decreased the loss in NA/HME and increased the loss in Other by $10,394,000 in 2006 and increased the earnings in NA/HME and the loss in Other in 2005 by $1,087,000.

Use of Estimates: The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

Marketable Securities: Marketable securities consist of short-term investments in repurchase agreements, government and corporate securities, certificates of deposit and equity securities. Marketable securities with original maturities of less than three months are treated as cash equivalents. The company has classified its marketable securities as available for sale. The securities are carried at their fair value and net unrealized holding gains and losses, net of tax, are carried as a component of accumulated other comprehensive earnings (loss).

Inventories: Inventories are stated at the lower of cost or market with cost determined by the first-in, first-out method. Market costs are based on the lower of replacement cost or estimated net realizable value. Inventories have been reduced by an allowance for excess and obsolete inventories. The estimated allowance is based on management's review of inventories on hand compared to estimated future usage and sales.

Property and Equipment: Property and equipment are stated on the basis of cost. The company principally uses the straight-line method of depreciation for financial reporting purposes based on annual rates sufficient to amortize the cost of the assets over their estimated useful lives. Machinery and equipment as well as furniture and fixtures are generally depreciated using lives of 3 to 10 years, while buildings and improvements are depreciated using lives of 3 to 40 years. Accelerated methods of depreciation are used for federal income tax purposes. Expenditures for maintenance and repairs are charged to expense as incurred.

Accounting Policies—Continued

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. The asset would be considered impaired when the future net undiscounted cash flows generated by the asset are less than its carrying value. An impairment loss would be recognized based on the amount by which the carrying value of the asset exceeds its fair value.

Goodwill and Other Intangibles: In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, ("SFAS No. 142") goodwill is subject to annual impairment testing. For purposes of the impairment test, the fair value of each reporting unit is estimated by forecasting cash flows and discounting those cash flows using appropriate discount rates. The fair values are then compared to the carrying value of the net assets of each reporting unit. No impairments were recognized in 2007. As a result of reduced profitability in the NA/HME operating segment and uncertainty associated with future market conditions, in 2006 the company recorded impairment charges related to goodwill and an intangible asset in this segment of $294,656,000 and $160,000, respectively, in addition, an impairment charge of $5,601,000 was recorded related to the intangible asset recorded associated with NeuroControl, which is included in Other in the segment disclosure, at December 31, 2006.

Accrued Warranty Cost: Generally, the company's products are covered by warranties against defects in material and workmanship for various periods depending on the product from the date of sale to the customer. Certain components carry a lifetime warranty. A provision for estimated warranty cost is recorded at the time of sale based upon actual experience. The company continuously assesses the adequacy of its product warranty accrual and makes adjustments as needed. Historical analysis is primarily used to determine the company's warranty reserves. Claims history is reviewed and provisions are adjusted as needed. However, the company does consider other events, such as a product recall, which could warrant additional warranty reserve provision. No material adjustments to warranty reserves were necessary in the current year. See Current Liabilities in the Notes to the Consolidated Financial Statements for a reconciliation of the changes in the warranty accrual.

Product Liability Cost: The company's captive insurance company, Invatection Insurance Co., currently has a policy year that runs from September 1 to August 31 and insures annual policy losses of $10,000,000 per occurrence and $13,000,000 in the aggregate of the company's North American product liability exposure. The company also has additional layers of external insurance coverage insuring up to $75,000,000 in annual aggregate losses arising from individual claims anywhere in the world that exceed the captive insurance company policy limits or the limits of the company's per country foreign liability limits, as applicable. There can be no assurance that Invacare's current insurance levels will continue to be adequate or available at affordable rates.

Product liability reserves are recorded for individual claims based upon historical experience, industry expertise and indications from the third-party actuary. Additional reserves, in excess of the specific individual case reserves, are provided for incurred but not reported claims based upon actuarial valuations at the time such valuations are conducted. Historical claims experience and other assumptions are taken into consideration by the third-party actuary to estimate the ultimate reserves. For example, the actuarial analysis assumes that historical loss experience is an indicator of future experience, that the distribution of exposures by geographic area and nature of operations for ongoing operations is expected to be very similar to historical operations with no dramatic changes and that the government indices used to trend losses and exposures are appropriate. Estimates made are adjusted on a regular basis and can be impacted by actual loss award settlements on claims.

Revenue Recognition: Invacare's revenues are recognized when products are shipped to unaffiliated customers. The SEC's Staff Accounting Bulletin (SAB) No. 101, *Revenue Recognition*, as updated by SAB No. 104, provides guidance on the application of GAAP to selected revenue recognition issues. The company has concluded that its revenue recognition policy is appropriate and in accordance with GAAP and SAB No. 101.

Accounting Policies—Continued

Sales are only made to customers with whom the company believes collection is reasonably assured based upon a credit analysis, which may include obtaining a credit application, a signed security agreement, personal guarantee and/or a cross corporate guarantee depending on the credit history of the customer. Credit lines are established for new customers after an evaluation of their credit report and/or other relevant financial information. Existing credit lines are regularly reviewed and adjusted with consideration given to any outstanding past due amounts.

The company offers discounts and rebates, which are accounted for as reductions to revenue in the period in which the sale is recognized. Discounts offered include: cash discounts for prompt payment, base and trade discounts based on contract level for specific classes of customers. Volume discounts and rebates are given based on large purchases and the achievement of certain sales volumes. Product returns are accounted for as a reduction to reported sales with estimates recorded for anticipated returns at the time of sale. The company does not sell any goods on consignment.

Distributed products sold by the company are accounted for in accordance with Emerging Issues Task Force (EITF) No. 99-19 *Reporting Revenue Gross as a Principal versus Net as an Agent.* The company records distributed product sales gross as a principal since the company takes title to the products and has the risks of loss for collections, delivery and returns.

Product sales that give rise to installment receivables are recorded at the time of sale when the risks and rewards of ownership are transferred. The company has an agreement with a third party financing company to provide the majority of future installment financing to Invacare customers. As such, interest income is recognized based on the terms of the installment agreements. Installment accounts are monitored and if a customer defaults on payments, interest income is no longer recognized. All installment accounts are accounted for using the same methodology, regardless of duration of the installment agreements.

Research and Development: Research and development costs are expensed as incurred and included in cost of products sold. The company's annual expenditures for product development and engineering were approximately $22,491,000, $22,146,000, and $23,247,000 for 2007, 2006, and 2005, respectively.

Advertising: Advertising costs are expensed as incurred and included in selling, general and administrative expenses. The company has a co-op advertising program in which the company reimburses customers up to 50% of their costs of qualifying advertising expenditures. Invacare product and brand logos must appear in all advertising. Invacare requires customers to submit proof of advertising with their claims for reimbursement. The company's cost of the program is included in SG&A expense in the consolidated statement of operations at the time the liability is estimated. Reimbursement is made on an annual basis and within 3 months of submission and approval of the documentation. The company receives monthly reporting from those in the program of their qualified advertising dollars spent and accrues based upon information received. Advertising expenses amounted to $17,529,000, $20,869,000 and $26,621,000 for 2007, 2006 and 2005, respectively, the majority of which is incurred for advertising in the United States.

Stock-Based Compensation Plans: Prior to the company's adoption of Statement of Financial Accounting Standard No. 123 (Revised 2004), *Share Based Payment* ("SFAS 123R"), the company accounted for options under its stock-based compensation plans using the intrinsic value method proscribed in Accounting Principles Board Opinion (APBO) No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. Only compensation cost related to restricted stock awards granted without cost was reflected in net earnings, as all other options awarded were granted at exercise prices equal to the market value of the underlying stock on the date of grant.

Accounting Policies—Continued

Effective January 1, 2006, the company adopted SFAS No. 123R using the modified prospective application method. Under the modified prospective method, compensation cost has been recognized since January 1, 2006 for: 1) all stock-based payments granted subsequent to January 1, 2006 based upon the grant-date fair value calculated in accordance with SFAS No. 123R, and 2) all stock-based payments granted prior to, but not vested as of, January 1, 2006 based upon grant-date fair value as calculated for previously presented pro forma footnote disclosures in accordance with the original provisions of SFAS No. 123, *Accounting for Stock Based Compensation*. The amounts of stock-based compensation expense recognized were as follows (in thousands):

	2007	2006	2005
Stock-based compensation expense recognized as part of selling, general and administrative expense	$2,554	$1,587	$881

The 2007 and 2006 amounts above reflect compensation expense related to restricted stock awards and nonqualified stock options awarded under the 2003 Performance Plan. The 2005 amount reflects compensation expense recognized for restricted stock awards only, before SFAS No. 123R was adopted. Stock-based compensation is not allocated to the business segments, but is reported as part of All Other as shown in the company's Business Segment Note to the Consolidated Financial Statements.

Pursuant to the modified prospective application method, results for periods prior to January 1, 2006 have not been restated to reflect the effects of adopting SFAS No. 123R. The pro forma information below is presented for comparative purposes, as required by SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123*, to illustrate the pro forma effect on net earnings and related earnings per share for 2005, as if the company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation for 2005 (in thousands):

	2005
Net earnings, as reported	$ 48,852
Add: Stock-based compensation expense included in reported earnings, net of tax ($308)	573
Deduct: Total stock-based compensation expense determined under fair value-based method for all awards, net of tax ($7,993)	(14,845)
Adjusted net earnings	$ 34,580
Net earnings per share:	
Basic—as reported	$ 1.55
Basic—as adjusted for stock-based compensation expense	$ 1.10
Diluted—as reported	$ 1.51
Diluted—as adjusted for stock-based compensation expense	$ 1.07

On December 21, 2005, the company's Board of Directors, based on the recommendation of the Compensation, Management Development and Corporate Governance Committee, approved the acceleration of the vesting for substantially all of our unvested stock options, which were then underwater. The Board of Directors decided to approve the acceleration of the vesting of these stock options primarily to partially offset certain reductions in other benefits made by the company and to provide additional incentive to those employees critical to our cost reduction efforts.

The decision, which was effective as of December 21, 2005, accelerated the vesting for a total of 1,368,307 options on the company's common shares, including 646,100 shares underlying options held by the company's named executive officers. The stock options accelerated equated to 29% of the company's total outstanding stock options. Vesting was not accelerated for the restricted stock awards granted under the company's stock-based

Accounting Policies—Continued

compensation plans and no other modifications were made to the awards that were accelerated. The exercise prices of the accelerated options, all of which were underwater, were unchanged by the acceleration of the vesting schedules. All of the company's outstanding unvested options under our stock-based compensation plans which were accelerated, had exercise prices ranging from $30.91 to $47.80 which were greater than our stock market price of $30.75 as of the effective date of the acceleration.

Income Taxes: The company uses the liability method in measuring the provision for income taxes and recognizing deferred tax assets and liabilities on the balance sheet. The liability method requires that deferred income taxes reflect the tax consequences of currently enacted rates for differences between the tax and financial reporting bases of assets and liabilities. Undistributed earnings of the company's foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for income taxes has been provided for unremitted earnings of foreign subsidiaries. The amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that are permanently reinvested is not practically determinable.

Derivative Instruments: The company recognizes its derivative instruments as assets or liabilities in the consolidated balance sheet measured at fair value. A majority of the company's derivative instruments are designated and qualify as cash flow hedges. Accordingly, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the fair value of the hedged item, if any, is recognized in current earnings during the period of change.

The company is a party to interest rate swap agreements that qualify as cash flow hedges and effectively convert floating-rate debt to fixed-rate debt, so the company can avoid the risk of changes in market interest rates. Until the company refinanced its debt in February 2007, the company was also a party to interest rate swap agreements that qualified as fair value hedges and effectively converted fixed-rate debt to floating-rate debt, so the company could avoid paying higher than market interest rates. The company recognized net losses of $394,000 and $696,000 in 2007 and 2006, respectively, and a net gain of $1,230,000 in 2005 related to its swap agreements, which is reflected in interest expense on the consolidated statement of operations.

To protect against increases/decreases in forecasted foreign currency cash flows resulting from inventory purchases/sales over the next year, the company utilizes cash flow hedges to hedge portions of its forecasted purchases/sales denominated in foreign currencies. The company recognized a net gain of $451,000 in 2007 and net losses of $240,000 and $280,000 in 2006 and 2005, respectively, on foreign currency cash flow hedges. The gains and losses are included in cost of products sold and selling, general and administrative expenses on the consolidated statement of operations.

The company recognized no gain or loss related to hedge ineffectiveness or discontinued cash flow hedges. If it is later determined that a hedged forecasted transaction is unlikely to occur, any gains or losses on the forward contracts would be reclassified from other comprehensive income into earnings. The company does not expect this to occur during the next twelve months. The company has historically not recognized any ineffectiveness related to forward contract cash flow hedges because the company generally limits it hedges to 60% of total forecasted transactions for a given entity's exposure to currency rate changes and the transactions hedged are recurring in nature.

Foreign Currency Translation: The functional currency of the company's subsidiaries outside the United States is the applicable local currency. The assets and liabilities of the company's foreign subsidiaries are translated into U.S. dollars at year-end exchange rates. Revenues and expenses are translated at weighted average exchange rates. Gains and losses resulting from translation are included in accumulated other comprehensive earnings (loss).

Accounting Policies—Continued

Net Earnings Per Share: Basic earnings per share are computed based on the weighted-average number of Common Shares and Class B Common Shares outstanding during the year. Diluted earnings per share are computed based on the weighted-average number of Common Shares and Class B Common Shares outstanding plus the effects of dilutive stock options and awards outstanding during the year.

Defined Benefit Plans: In September 2006, the Financial Accounting Standards Board "FASB" issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, an amendment of FASB Statements No. 87, 88, 106 and 132(R), or "FAS 158." FAS 158 requires plan sponsors to recognize the funded status of their defined benefit postretirement benefit plans in the consolidated balance sheet, measure the fair value of plan assets and benefit obligations as of the balance sheet date and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The company adopted the provisions of FAS 158 on December 31, 2006. The adoption required the company to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of our postretirement benefit plan in the December 31, 2006 balance sheet, with a corresponding adjustment of $14,940,000 to accumulated other comprehensive income on a pre-tax and after-tax basis. The adoption of FAS 158 did not affect the company's consolidated statement of operations for the year ended December 31, 2006, or for any prior period presented.

In 2006, the company determined that the reported December 31, 2005 accumulated benefit for the company's non-qualified defined benefit Supplemental Executive Retirement Plan (SERP) was understated by $2,941,000 ($1,912,000 after-tax), or $0.06 per share, as the result of accounting errors in which recorded expense in prior years was netted by SERP benefit payments. The company assessed the error amounts considering SEC Staff Accounting Bulletin No. 99, *Materiality*, as well as SEC Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements*, or "SAB 108." The error was not material to any prior period reported financial statements, but was material in the current year. Accordingly, the company recorded the correction of the understatement of expense as an adjustment to beginning 2006 retained earnings pursuant to the special transition provision detailed in SAB 108.

Recent Accounting Pronouncements: In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, an interpretation of FASB Statement No. 109, or "FIN 48." FIN 48 prescribes recognition and measurement of a tax position taken or expected to be taken in a tax return as well as guidance regarding derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The company adopted the provisions of FIN 48 on January 1, 2007. Upon adoption, the company did not recognize an adjustment in the liability for unrecognized income tax benefits. The company continues to recognize interest and penalties related to uncertain tax positions in income tax expense.

In September, 2006, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 157 (FAS 157), *Fair Value Measurements*, which creates a framework for measuring fair value, clarifies the definition of fair value and expands the disclosures regarding fair value measurements. FAS 157 does not require any new fair value measurements and is effective for fiscal years beginning after November 15, 2007, thus January 1, 2008. The company adopted the new standard as of the effective date and currently does not believe the adoption will have a material impact on the company's financial position or future results as the company is already performing its goodwill and intangible valuation calculations and estimating the fair value of the company's financial instruments using methodology which is principally consistent with Statement No. 157. The company continues to study the impact that FAS 157 will have on future disclosures of the fair values for investments, accounts receivable and debt as shown in the Fair Values of Financial Instruments footnote disclosure.

Accounting Policies—Continued

In December 2007, the FASB issued SFAS 141(R), *Business Combinations* (SFAS 141R), which changes the accounting for business acquisitions. SFAS 141(R) requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction and establishes principles and requirements as to how an acquirer should recognize and measure in its financial statements the assets acquired, liabilities assumed, any non-controlling interest and goodwill acquired. SFAS 141(R) also requires expanded disclosure regarding the nature and financial effects of a business combination. SFAS 141(R) is effective for the company beginning January 1, 2009 and the company is currently evaluating the future impacts and disclosures of this standard.

On September 5, 2007, the FASB exposed for comment FASB Staff Position APB 14-a (FSP APB 14-a) to provide clarification of the accounting for convertible debt that can be settled in cash upon conversion. The FASB believes this clarification is needed because the current accounting being applied for convertible debt does not fully reflect the true economic impact on the issuer since the conversion option is not captured as a borrowing cost and its full dilutive effect is not included in earnings per share. The proposed FSP would require separate accounting for the liability and equity components of the convertible debt in a manner that would reflect Invacare's nonconvertible debt borrowing rate. The company would be required to bifurcate a component of its convertible debt as a component of stockholders' equity and accrete the resulting debt discount as interest expense. The comment period regarding the exposure draft ended October 15, 2007 and the exposure draft is currently being redeliberated by the FASB. Should the proposed FSP become effective as drafted, the change may materially impact the company's interest expense and earnings per share. The most recent proposed effective date was January 1, 2008 with retrospective application required for all periods presented and no grandfathering for existing instruments.

Receivables

Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. Substantially all of the company's receivables are due from health care, medical equipment dealers and long term care facilities located throughout the United States, Australia, Canada, New Zealand and Europe. A significant portion of products sold to dealers, both foreign and domestic, is ultimately funded through government reimbursement programs such as Medicare and Medicaid. In addition, the company has seen a significant shift in reimbursement to customers from managed care entities. As a consequence, changes in these programs can have an adverse impact on dealer liquidity and profitability. The estimated allowance for uncollectible amounts ($39,135,000 in 2007 and $35,591,000 in 2006) is based primarily on management's evaluation of the financial condition of the customer. The company's allowance for uncollectible accounts contemplates the increased collectibility risk resulting from changes in Medicare reimbursement regulations, specifically changes to the qualification processes and reimbursement levels of power wheelchairs. The company has reviewed the accounts receivables associated with many of its customers that are most exposed to these issues. The company is also working with certain of its customers in an effort to help them reduce costs, including product line consolidations and introduction of simplified pricing. In addition, the company has also implementing tighter credit policies with many of these accounts.

Until February 2007, the company utilized a 364-day $100 million accounts receivable securitization facility which was entered into on September 30, 2005. The Receivables Purchase Agreement (the "Receivables Agreement"), provided for, among other things, the transfer from time to time by Invacare and certain of its subsidiaries of ownership interests of certain domestic accounts receivable on a revolving basis to the bank conduit, an asset-backed issuer of commercial paper, and/or the financial institutions named in the Receivables Agreement. Pursuant to the Receivables Agreement, the company and certain of its subsidiaries from time to time could transfer accounts receivable to Invacare Receivables Corporation (IRC), a special purpose entity and

Receivables—Continued

subsidiary of Invacare. IRC would then transfer interests in the receivables to the Conduit and/or the financial institutions named in the Receivables Agreement and receives funds from the conduit and/or the financial institutions raised through the issuance of commercial paper (in its own name) by the conduit and/or the financial institutions.

In accordance with U.S. Generally Accepted Accounting Principles (GAAP), Invacare accounted for the transaction as a secured borrowing. Borrowings under the facility were effectively repaid as receivables were collected, with new borrowings created as additional receivables were sold. As of December 31, 2006, Invacare had $71,750,000 in borrowings pursuant to the securitization facility at a borrowing rate of approximately 6.1% in 2006. The debt is reflected on the short-term debt and current maturities of long-term obligations line of the consolidated balance sheet at December 31, 2006. In February 2007, the accounts receivable securitization facility was terminated and thus the company has no borrowings outstanding as of December 31, 2007 associated with the facility.

Installment receivables as of December 31, 2007 and 2006 consist of the following (in thousands):

	2007			2006		
	Current	Long-Term	Total	Current	Long-Term	Total
Installment receivables	$4,404	$30,560	$34,964	$ 9,077	$18,991	$28,068
Less:						
Unearned interest	(100)	(3,176)	(3,276)	(1,401)	(1,738)	(3,139)
Allowance for doubtful accounts	(247)	(3,578)	(3,825)	(579)	(1,463)	(2,042)
	$4,057	$23,806	$27,863	$ 7,097	$15,790	$22,887

The increase in the allowance for doubtful accounts in 2007 was the result of additional provisions for doubtful accounts.

In addition, as a result of the company's third party financing arrangement, management monitors the collection status of these contracts in accordance with the company's limited recourse obligations and provides amounts necessary for estimated losses in the allowance for doubtful accounts. See Concentration of Credit Risk in the Notes to the Consolidated Financial Statements for a description of the financing arrangement. Long-term installment receivables are included in "Other Assets" on the consolidated balance sheet.

Inventories

Inventories as of December 31, 2007 and 2006 consist of the following (in thousands):

	2007	2006
Finished goods	$116,808	$118,323
Raw materials	63,815	66,718
Work in process	14,981	16,715
	$195,604	$201,756

Other Current Assets

Other current assets as of December 31, 2007 and 2006 consist of the following (in thousands):

	2007	2006
Value added taxes receivable	$22,808	$43,264
Recoverable income taxes	11,219	19,024
Prepaids and other current assets	28,321	27,106
	$62,348	$89,394

Property and Equipment

Property and equipment as of December 31, 2007 and 2006 consist of the following (in thousands):

	2007	2006
Machinery and equipment	$ 308,904	$ 276,062
Land, buildings and improvements	97,478	86,544
Furniture and fixtures	33,204	29,609
Leasehold improvements	16,390	15,943
	455,976	408,158
Less allowance for depreciation	(286,600)	(234,213)
	$ 169,376	$ 173,945

Acquisitions

On November 27, 2007, Invacare Corporation acquired RoadRunner Mobility, Inc., a Texas corporation and a leading repairer of power wheelchairs supporting the equipment service needs of the Medicare beneficiary through a national network of service centers and service technicians for $5,496,000 in cash. The company's results of operations include the impact of RoadRunner Mobility, Inc. since the date of the acquisition.

In 2006, Invacare Corporation acquired two businesses, which were individually immaterial and in the aggregate, at a total cost of $15,296,000, which was paid in cash. The company acquired Home Health Equipment Pty Ltd, an Australian based company, and leading supplier of medical equipment in South Australia, providing high quality equipment and service to institutions and individual clients selling the full range of rehabilitation, mobility and continuing care products. In addition, the company acquired Morris Surgical Pty Ltd, an Australian based company, and a leading supplier of medical equipment in Queensland, providing high quality equipment and service to institutions and individual clients selling the full range of rehabilitation, mobility, continuing care products as well as niche and made to order products.

On September 9, 2004, the company acquired 100% of the shares of WP Domus GmbH (Domus), a European-based holding company that manufactures several complementary product lines to Invacare's product lines, including power add-on products, bath lifts and walking aids, from WP Domus LLC. Domus has three divisions: Alber, Aquatec and Dolomite. The acquisition allowed the company to expand its product line and reach new markets. The final purchase price was $226,806,000, including acquisition costs of $4,116,000, which was paid in cash.

Acquisitions—Continued

In accordance with EITF Issue No. 95-3, *Recognition of Liabilities in Connection with a Purchase Business Combination*, the company previously recorded accruals for severance and exit costs for facility closures and contract terminations. A progression of the accruals recorded in the purchase price allocation is as follows (in thousands):

	Severance	Exit of Product Lines	Sales Agency Terminations
Balance at 1/1/05	$ 561	$ —	$ —
Additional accruals	4,445	897	612
Payments	(1,957)	—	(612)
Balance at 12/31/05	3,049	897	—
Adjustments	(1,285)	(897)	—
Payments	(566)	—	—
Balance at 12/31/06	$ 1,198	$ —	$ —
Adjustments	(972)	—	—
Payments	(226)	—	—
Balance at 12/31/07	$ —	$ —	$ —

The adjustments represent reversals to goodwill for accruals not utilized.

Goodwill

The carrying amount of goodwill by operating segment is as follows (in thousands):

	North America / HME	Invacare Supply Group	Institutional Products Group	Europe	Asia/Pacific	Consolidated
Balance at January 1, 2006	$ 331,938	$ —	$ —	$367,151	$21,784	$ 720,873
Acquisitions	—	—	—	—	8,081	8,081
Foreign currency translation adjustments	4,366	—	—	51,983	1,964	58,313
Purchase accounting adjustments	—	—	—	(2,182)	—	(2,182)
Re-allocation	(41,648)	23,541	18,107	—	—	—
Impairment charge	(294,656)	—	—	—	—	(294,656)
Balance at December 31, 2006	—	23,541	18,107	416,952	31,829	490,429
Acquisitions	2,822	—	—	—	—	2,822
Foreign currency translation adjustments	—	—	3,318	42,155	5,431	50,904
Purchase accounting adjustments	—	—	—	(972)	—	(972)
Balance at December 31, 2007	$ 2,822	$23,541	$21,425	$458,135	$37,260	$ 543,183

Goodwill—Continued

As a result of the RoadRunner Mobility, Inc. acquisition in 2007, additional goodwill of $2,822,000 was recorded, which is deductible for tax purposes. In the fourth quarter of 2006, the company expanded its number of reporting segments from three to five due to organizational changes within the former North American geographic operating segment in line with how the chief operating decision maker assesses performance and makes resource allocation decisions. Accordingly, under the provisions of SFAS No. 142, the company reallocated the goodwill related to the former North American reporting unit to the three new reporting units which comprise the North America geographic region.

In accordance with SFAS No. 142, goodwill is subject to annual impairment testing. For purposes of Step I of the impairment test, the fair value of each reporting unit is estimated by forecasting cash flows and discounting those cash flows using appropriate discount rates. The fair values are then compared to the carrying value of the net assets of each reporting unit. Step II of the impairment test requires a more detailed assessment of the fair values associated with the net assets of a reporting unit that fails the Step I test, including a review for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144").

The company utilizes a discounted cash flow method model to analyze reporting units for impairment in which the company forecasts income statement and balance sheet amounts based on assumptions regarding future sales growth, profitability, inventory turns and days' sales outstanding to forecast future cash flows. The cash flows are discounted using a weighted average cost of capital discount rate where the cost of debt is based on quoted rates for 20-year debt of company's of similar credit risk and the cost of equity is based upon the 20-year treasury rate for the risk free rate, a market risk premium, the industry average beta, a small cap stock adjustment and company specific risk premiums. The assumptions used are based on a market participant's point of view and yielded a discount rate of 9.25% in 2007 compared to 8.85% in 2006. While no impairment was indicated in 2007 for any reporting units, a future potential impairment is possible for any or the company's reporting units should actual results differ materially from forecasted results.

No impairment was evident based on the company's 2007 fourth quarter review. An impairment charge related to goodwill in the North America/HME segment of $294,656,000 was recorded in the fourth quarter of 2006 as a result of reduced profitability in the NA/HME operating segment and uncertainty associated with future market conditions. As part of the impairment analysis in 2006, the company compared the forecasted un-discounted cash flows for each facility in the North America/HME segment to the carrying value of the net assets associated with a given facility, which calculated no impairment of any other long-lived assets pursuant to SFAS No. 144.

The 2006 impairment of goodwill in the NA/HME operating segment was primarily the result of reduced government reimbursement levels and changes in reimbursement policies, which negatively affected revenues and profitability in the NA/HME operating segment. The changes announced by the Centers for Medicare and Medicaid Services, or "CMS," affected eligibility, documentation, codes, and payment rules relating to power wheelchairs impacted the predictability of reimbursement of expenses for and access to power wheelchairs and created uncertainty in the market place, thus decreasing purchases. Effective November 15, 2006, the CMS reduced the maximum reimbursement amount for power wheelchairs under Medicare by up to 28%. The reduced reimbursement levels may cause consumers to choose less expensive versions of the company's power wheelchairs.

NA/HME sales of respiratory products were also negatively affected by the changes in 2006. Small and independent provider sales declined as these dealers slowed their purchases of the company's HomeFill™ oxygen system product line, in part, until they had a clearer view of future oxygen reimbursement levels.

Goodwill—Continued

Furthermore, a study issued by the Office of Inspector General or "OIG," in September 2006 suggested that $3.2 billion in savings could be achieved over five years by reducing the reimbursed rental period from three years (the reimbursement period under current law) to thirteen months. The uncertainty created by these announcements continues to negatively impact the home oxygen equipment market, particularly for those providers considering changing to the HomeFill™ oxygen system.

Other Intangibles

All of the company's other intangible assets have definite lives and continue to be amortized over their useful lives, except for $36,505,000 related to trademarks, which have indefinite lives. The changes in intangible balances reflected on the balance sheet from December 31, 2006 to December 31, 2007 were primarily the result of foreign currency translation. The company's intangibles consist of the following (in thousands):

	December 31, 2007		December 31, 2006	
	Historical Cost	Accumulated Amortization	Historical Cost	Accumulated Amortization
Customer Lists	$ 77,329	$21,238	$ 71,106	$14,373
Trademarks	36,505	—	33,034	—
License agreements	4,559	4,335	4,489	3,821
Developed Technology	7,316	1,425	6,819	940
Patents	6,909	4,313	6,631	3,869
Other	8,650	5,221	8,005	4,205
	$141,268	$36,532	$130,084	$27,208

Intangibles recorded as the result of an acquisition during 2007 were as follows (in thousands):

	Fair Value	Weighted Average Amortization Period
Customer lists	$1,600	10 years
Other	100	5 years
Total	$1,700	

Amortization expense related to other intangibles was $8,985,000 and $9,311,000 for 2007 and 2006, respectively. Estimated amortization expense for each of the next five years is expected to be $8,640,000 for 2008, $8,315,000 in 2009, $8,173,000 in 2010, $7,750,000 in 2011 and $7,674,000 in 2012. Amortized intangibles are being amortized on a straight-line basis for periods from 3 to 20 years with the majority of the intangibles being amortized over a life of between 10 and 13 years.

In accordance with SFAS No. 142, the company reviews intangibles for impairment. For purposes of the impairment test, the fair value of each unamortized intangible is estimated by forecasting cash flows and discounting those cash flows using appropriate discount rates. The fair values are then compared to the carrying value of the intangible. For amortized intangibles, the forecasted undiscounted cash flows were compared to the carrying value, and if impairment results, the impairment is measured based on the estimated fair value of the intangibles. As a result of the company's 2007 intangible impairment review, there was no impairment to any intangible assets. As a result of the company's 2006 intangible impairment review, an impairment charge of $160,000 was recorded associated with a trade name, which is part of the NA/HME segment and a charge of $5,601,000 was recorded related to the intangible recorded associated with NeuroControl, which is included in

Other Intangibles—Continued

Other in the segment disclosure. See Investment in Affiliated Company in the Notes to the Consolidated Financial Statements included in this report below. The company has recorded a material amount of intangibles as the result of acquisitions which may become impaired if performance assumptions, primarily related to sales and operating cash flows estimates, made at the time of originally valuing the intangibles are not achieved.

Investment in Affiliated Company

FASB Interpretation No. 46, *Consolidation of Variable Interest Entities*(FIN 46), which was revised in December 2003, requires consolidation of an entity if the company is subject to a majority of the risk of loss from the variable interest entity's (VIE) activities or entitled to receive a majority of the entity's residual returns, or both. A company that consolidates a VIE is known as the primary beneficiary of that entity.

Until the fourth quarter of 2007, the company consolidated NeuroControl, a company whose product is focused on the treatment of post-stroke shoulder pain in the United States. Certain of the company's officers and directors (or their affiliates) have small minority equity ownership positions in NeuroControl. Based on the provisions of FIN 46 and the company's analysis, the company had consolidated this investment on a prospective basis since January 1, 2005 and recorded an intangible asset for patented technology of $7,003,000. The other beneficial interest holders have no recourse against the company.

In the fourth quarter of 2006, the company's board of directors made a decision to no longer fund the cash needs of NeuroControl. Based upon that decision, NeuroControl's directors decided to commence a liquidation process and cease operations. Therefore, funding of this investment ceased on December 31, 2006. As a result of this decision, the company established a valuation reserve related to the NeuroControl intangible asset of $5,601,000 to fully reserve against the patented technology intangible as it was deemed to be impaired. In the fourth quarter of 2007, the company recognized a one-time gain of $3,981,000 due to the cancellation of debt owed by NeuroControl to two third parties. As of December 31, 2007, all operations of NeuroControl had ceased.

Current Liabilities

Accrued expenses as of December 31, 2007 and 2006 consist of the following (in thousands):

	2007	2006
Accrued salaries and wages	$ 41,851	$ 31,970
Accrued taxes other than income taxes, primarily Value Added Taxes	29,721	43,899
Accrued warranty cost	16,616	15,165
Accrued interest	11,926	10,893
Accrued freight	10,036	4,278
Accrued rebates	7,420	8,356
Accrued legal and professional	3,927	8,222
Accrued product liability, current portion	3,556	3,296
Accrued insurance	2,071	2,258
Accrued severance	1,224	6,457
Accrued derivative liability	78	435
Other accrued items, principally trade accruals	17,532	12,547
	$145,958	$147,776

Accrued rebates relate to several volume incentive programs the company offers its customers. The company accounts for these rebates as a reduction of revenue when the products are sold in accordance with the guidance in EITF No. 01-09, *Accounting for Consideration Given by a Vendor to a Customer (Including a*

Current Liabilities—Continued

Reseller of the Vendor's Products). The company has experienced significant pricing pressure in the U.S. market for standard products in recent years and has partially reduced prices to our customers in the form of a volume rebate such that the rebates would typically apply only if customers increased their standard product purchases from the company.

Changes in accrued warranty costs were as follows (in thousands):

	2007	2006
Balance as of January 1	$15,165	$ 15,583
Warranties provided during the period	10,253	9,175
Settlements made during the period	(9,538)	(10,252)
Changes in liability for pre-existing warranties during the period, including expirations	736	659
Balance as of December 31	$16,616	$ 15,165

Long-Term Debt

Debt as of December 31, 2007 and 2006 consist of the following (in thousands):

	2007	2006
$250,000,000 term loan facility at 2.25% above local interbank offered rates (LIBOR), expires February 12, 2013	$197,500	$ —
$150,000,000 revolving credit facility at 2.25% above LIBOR, expires February 12, 2012	19,488	—
$175,000,000 senior notes at 9.75%, due in February 2015	172,896	—
$135,000,000 convertible senior subordinated debentures at 4.125%, due in February 2027	135,000	—
Revolving credit agreement ($500,000,000 multi-currency), at 0.675% to 1.40% above LIBOR, expires January 14, 2010, repaid February 12, 2007	—	157,465
$80,000,000 senior notes at 6.71%, due in February 2008, repaid February 12, 2007	—	80,000
$50,000,000 senior notes at 3.97%, due in October 2007, repaid February 12, 2007	—	49,565
$30,000,000 senior notes at 4.74%, due in October 2009, repaid February 12, 2007	—	30,000
$20,000,000 senior notes at 5.05%, due in October 2010, repaid February 12, 2007	—	20,000
$150,000,000 senior notes at 6.15%, due in April 2016, repaid February 12, 2007	—	150,000
Short-term borrowings secured by accounts receivable, repaid February 12, 2007	—	71,750
Other notes and lease obligations	12,968	14,346
	537,852	573,126
Less short-term borrowings secured by accounts receivable	—	(71,750)
Less current maturities of long-term debt	(24,510)	(52,493)
	$513,342	$448,883

The 2006 carrying values of the senior notes have been adjusted by the gains/losses on the swaps accounted for as fair value hedges.

On February 12, 2007, the company completed a new financing program which provides the company with total capacity of approximately $710 million, the net proceeds of which were used to refinance substantially all of the company's then existing indebtedness and pay related fees and expenses. The refinancing was made necessary, in part, because on November 6, 2006, the company determined that it was in violation of a financial

Long-Term Debt—Continued

covenant contained in three Note Purchase Agreements between the company and various institutional lenders (the "Note Purchase Agreements"). The Note Purchase Agreements related to an aggregate principal amount of $330 million in long-term debt of the company. The financial covenant limited the ratio of consolidated debt to consolidated operating cash flow. The company believed the limit was exceeded as a result of borrowings by the company in early October, 2006 under its $500 million credit facility dated January 14, 2005 with various banks (the "Credit Facility"). The violation of the covenant under the Note Purchase Agreements also may have constituted a default under both the Credit Facility and the company's separate $100 million trade receivables securitization facility (collectively, all of these loan facilities are referred to as the "Loan Facilities"). The company obtained the necessary waivers of the covenants that were violated.

As part of the new financing, the company entered into a $400,000,000 senior secured credit facility consisting of a $250,000,000 term loan facility and a $150,000,000 revolving credit facility. The company's obligations under the new senior secured credit facility are secured by substantially all of the company's assets and are guaranteed by its material domestic subsidiaries, with certain obligations also guaranteed by its material foreign subsidiaries. Borrowings under the new senior secured credit facility will generally bear interest at LIBOR plus a margin of 2.25%, including an initial facility fee of 0.50% per annum on the facility.

The company also completed the sale of $175,000,000 principal amount of its 9.75% Senior Notes due 2015 to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act of 1933, as amended (the "Securities Act"). The notes are unsecured senior obligations of the company guaranteed by substantially all of the company's domestic subsidiaries, and pay interest at 9.75% per annum on each February 15 and August 15. The net proceeds to the company from the offering of the notes, after deducting the initial purchasers' discount and the estimated offering expenses payable by the company, were approximately $167,000,000.

Also, as part of the refinancing, the company completed the sale of $135,000,000 principal amount of its Convertible Senior Subordinated Debentures due 2027 to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The debentures are unsecured senior subordinated obligations of the company guaranteed by substantially all of the company's domestic subsidiaries, pay interest at 4.125% per annum on each February 1 and August 1, and are convertible upon satisfaction of certain conditions into cash, common shares of the company, or a combination of cash and common shares of the company, subject to certain conditions, and at the company's discretion. The company intends to settle any conversion with cash; therefore, no convertible debt effect is included in the company's weighted average shares outstanding for the purpose of determining the company's reported Net Earnings (loss) per Share – Assuming Dilution. The initial conversion rate is 40.3323 shares per $1,000 principal amount of debentures, which represents an initial conversion price of approximately $24.79 per share. Holders of the debentures can not convert the debt to common stock unless the company's common stock price is at a level in excess of $32.23, a 30% premium to the conversion price for at least 20 trading days during a period of 30 consecutive trading days preceding the date on which the notice of conversion is given. The debentures are redeemable at the company's option, subject to specified conditions, on or after February 6, 2012 through and including February 1, 2017, and at the company's option after February 1, 2017. On February 1, 2017 and 2022 and upon the occurrence of certain circumstances, holders have the right to require the company to repurchase all or some of their debentures. The company evaluated the terms of the call, redemption and conversion features under the applicable accounting literature, including SFAS 133, *Accounting for Derivative Instruments and Hedging Activities* and EITF 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock*, and determined that the features did not require separate accounting as derivatives. The net proceeds to the company from the offering of the debentures, after deducting the initial purchasers' discount and the estimated offering expenses payable by the company, were approximately $132,300,000.

Long-Term Debt—Continued

The notes, debentures and common shares issuable upon conversion of the debentures have been registered under the Securities Act.

On April 27, 2006, the company consummated a Senior Notes offering for $150 million at a fixed rate of 6.15% due April 27, 2016. The proceeds were used to reduce debt outstanding under the company's $500 million revolving credit facility. The Senior Notes were repaid in full as part of the refinancing completed on February 12, 2007.

On March 31, 2006, the company and the other parties to its $500 million Credit Agreement dated as of January 12, 2005, entered into certain amendments to the Agreement which among other things: (i) amended the definitions of Adjusted EBITDA and EBIT under the Credit Agreement to clarify the treatment of restructuring costs under the Credit Agreement, and (ii) amended the definition of Consolidated Interest Expense under the Credit Agreement to exclude any interest accrued under any Trade Receivables Securitization Transaction permitted pursuant to Section 5.2(n) of the Credit Agreement. The debt outstanding related to the $500 million Credit Agreement was repaid in full as part of the refinancing completed on February 12, 2007.

On January 14, 2005, the company entered into a $450,000,000 multi-currency, long-term revolving credit agreement which was increased on April 4, 2005 by $50,000,000 to an aggregate amount of $500,000,000 and expires on January 14, 2010. The facility provided that Invacare, could, upon consent of its lenders, increase the amount of the facility by an additional $50,000,000. The agreement replaced the $325,000,000 multi-currency, long-term revolving credit agreement entered into in 2001 and a $100,000,000 bridge agreement entered into in 2004. The debt outstanding related to the $450,000,000 multi-currency, long-term revolving credit agreement was repaid in full as part of the refinancing completed on February 12, 2007.

Borrowings denominated in foreign currencies aggregated $19,488,000 at December 31, 2007 and $115,964,000 at December 31, 2006. As of December 31, 2007 and 2006, the weighted average floating interest rate on borrowings was 7.22% and 5.90%, respectively.

The company's borrowing arrangements contain covenants with respect to, among other items, maximum amount of debt, minimum loan commitments, interest coverage, net worth, dividend payments, working capital, and funded debt to capitalization, as defined in the company's bank agreements and agreement with its note holders. The company is in compliance with all covenant requirements. Under the most restrictive covenant of the company's borrowing arrangements as of December 31, 2007, the company had the capacity to borrow up to an additional $130,512,000.

In July 2007, the company entered into cash flow hedges that exchanged the LIBOR variable rate on $125,000,000 of term loan debt for a fixed rate of 5.0525% and in November exchanged the LIBOR variable on $30,000,000 of term loan debt for a fixed rate of 3.95%. In December 2006, $50,000,000 in fair value hedge swaps that exchanged fixed rates for floating rates were de-designated as hedges as the associated debt was to be paid off as part of the company's refinancing, which was completed in February 2007. In August 2006, $50,000,000 in fair value hedge swaps were also terminated. All losses associated with the terminations of fair value hedge swaps were amortized over the remaining life of the previously hedged debt using the effective yield method.

The aggregate minimum maturities of long-term debt for each of the next five years are as follows: $24,510,000 in 2008, $3,351,000 in 2009, $3,030,000 in 2010, $3,074,000 in 2011, and $3,147,000 in 2012. The 2008 payment amount includes estimated additional mandatory payment of $13,572,000 as required by the company's credit facility based upon excess cash flow as defined in the agreement. Interest paid on borrowings was $42,053,000, $28,723,000 and $29,017,000 in 2007, 2006 and 2005, respectively.

Other Long-Term Obligations

Other long-term obligations as of December 31, 2007 and 2006 consist of the following (in thousands):

	2007	2006
Supplemental Executive Retirement Plan liability	$ 33,496	$ 33,251
Product liability	17,580	19,335
Deferred income taxes	28,824	34,593
Other, principally deferred compensation	26,146	20,044
Total long-term obligations	$106,046	$107,223

Leases and Commitments

The company leases a portion of its facilities, transportation equipment, data processing equipment and certain other equipment. These leases have terms from 1 to 20 years and provide for renewal options. Generally, the company is required to pay taxes and normal expenses of operating the facilities and equipment. As of December 31, 2007, the company is committed under non-cancelable operating leases, which have initial or remaining terms in excess of one year and expire on various dates through 2024. Lease expenses were approximately $22,229,000 in 2007, $21,302,000 in 2006, and $18,718,000 in 2005.

The amount of buildings and equipment capitalized in connection with capital leases was $16,595,000 and $17,072,000 at December 31, 2007 and 2006, respectively. At December 31, 2007 and 2006, accumulated amortization was $3,789,000 and $5,461,000, respectively. Future minimum operating and capital lease commitments as of December 31, 2007, are as follow (in thousands):

Year	Capital Leases	Operating Leases
2008	$ 2,021	$20,361
2009	1,942	12,179
2010	1,574	6,828
2011	1,537	3,514
2012	1,537	1,630
Thereafter	10,175	5,089
Total future minimum lease payments	18,786	$49,601
Amounts representing interest	(5,980)	
Present value of minimum lease payments	$12,806	

Retirement and Benefit Plans

Substantially all full-time salaried and hourly domestic employees are included in the Invacare Retirement Savings Plan sponsored by the company. The company makes matching cash contributions up to 66.7% of employees' contributions up to 3% of compensation, quarterly contributions based upon 4% of qualified wages and may make discretionary contributions to the domestic plans based on an annual resolution of the Board of Directors.

The company sponsors a Deferred Compensation Plus Plan covering certain employees, which provides for elective deferrals and the company retirement deferrals so that the total retirement deferrals equal amounts that would have contributed to the company's principal retirement plans if it were not for limitation imposed by income tax regulations. Contribution expense for the above plans in 2007, 2006 and 2005 was $5,455,000, $5,514,000, and $5,811,000, respectively.

Retirement and Benefit Plans—Continued

The company also sponsors a non-qualified defined benefit Supplemental Executive Retirement Plan (SERP) for certain key executives. The projected benefit obligation related to this unfunded plan was $33,920,000 and $33,676,000 at December 31, 2007 and 2006, respectively, and the accumulated benefit obligation was $22,842,000 and $20,236,000 at December 31, 2007 and 2006, respectively. The projected benefit obligations were calculated using salary increases of 4% and 5% at December 31, 2007 and 2006, respectively. The assumed discount rate for 2007 was 6.0% based upon the discount rate on high-quality fixed-income investments without adjustment and the comparable rate was 6.75% for 2006. The retirement age was 65 for both 2007 and 2006. The salary increase rate was decreased to recognize the fact that salary increases have decreased over the last few years, while the discount rate was adjusted to give effect to current market data. Expense for the plan in 2007, 2006 and 2005 was $3,031,000, $2,861,000, and $2,439,000, respectively of which $1,520,000, $1,407,000 and $1,278,000 was related to interest cost with the remaining portion related to service costs, prior service costs and other gains/losses. Benefit payments in 2007, 2006 and 2005 were $424,000, $952,000 and $424,000, respectively.

In 2005, the company began sponsoring a Death Benefit Only Plan for certain key executives that provides a benefit equal to three times the participant's final earnings should the participant's death occur while an employee and a benefit equal to one times the participant's final earnings upon the participant's death after normal retirement or post-employment. Expense for the plan in 2007, 2006 and 2005 was $281,000, $252,000, and $209,000, respectively of which $254,000, $221,000 and $209,000 was related to service cost with the remaining portion related to interest costs. There were no benefit payments in 2007, 2006 or 2005.

Accumulated other comprehensive income associated with the SERP and Death Benefit Only Plan (Defined Benefit Plans) was $12,239,000 and $14,940,000 as of December 31, 2007 and 2006, respectively for a net change of $2,701,000 as $3,312,000 in net periodic benefit costs was recognized during the year offset by a net increase in the projected benefit obligations related to the Defined Benefit Plans of $611,000. Amortization of prior service costs and unrecognized losses associated with the Defined Benefit Plans is expected to be approximately $2,313,000 in 2008.

In conjunction with these non-qualified plans, the company has invested in life insurance policies related to certain employees to satisfy these future obligations. The current cash surrender value of these policies approximates the current benefit obligations. In addition, the projected policy benefits exceed the projected benefit obligations.

Shareholders' Equity Transactions

The company's Common Shares have a $.25 stated value. The Common Shares and the Class B Common Shares generally have identical rights, terms and conditions and vote together as a single class on most issues, except that the Class B Common Shares have ten votes per share, carry a 10% lower cash dividend rate and, in general, can only be transferred to family members. Holders of Class B Common Shares are entitled to convert their shares into Common Shares at any time on a share-for-share basis.

The 2003 Performance Plan (the "2003 Plan") allows the Compensation Committee of the Board of Directors (the "Committee") to grant up to 3,800,000 Common Shares in connection with incentive stock options, non-qualified stock options, stock appreciation rights and stock awards (including the use of restricted stock). The 1994 Performance Plan (the "1994 Plan"), as amended, expired in 2004 and allowed the Compensation Committee of the Board of Directors (the "Committee") to grant up to 5,500,000 Common Shares. The Committee has the authority to determine which employees and directors will receive awards, the amount of the awards and the other terms and conditions of the awards. During 2007 and 2006, the Committee granted 503,096 and 522,152, respectively, in non-qualified stock options for a term of ten years at the fair market value of the company's Common Shares on the date of grant under the 2003 Plan. There were no stock appreciation rights outstanding at December 31, 2007, 2006 or 2005.

Shareholders' Equity Transactions—Continued

Restricted stock awards for 80,320, 115,932 and 21,304 shares were granted in years 2007, 2006 and 2005 without cost to the recipients. The restricted stock awards vest ratably over the four years after the award date. At December 31, 2007 and 2006, there were 175,294 and 147,085 shares, respectively for restricted stock awards that were unvested. Unearned restricted stock compensation of $3,904,000 in 2007, $3,512,000 in 2006 and $1,016,000 in 2005, determined as the market value of the shares at the date of grant, is being amortized on a straight-line basis over the vesting period. Compensation expense of $1,322,000, $1,075,000 and $881,000 was recognized in 2007, 2006 and 2005, respectively, related to restricted stock awards granted since 2001.

The 2003 Plan and the 1994 Performance Plan have provisions that allow employees to exchange mature shares to pay the exercise price and surrender shares for the options to cover the minimum tax withholding obligation. Under these provisions, the company acquired treasury shares of approximately 14,000 for $298,000 in 2007, 128,000 for $4,314,000 in 2006 and 124,000 for $6,004,000 in 2005.

On December 21, 2005, the Board of Directors of Invacare Corporation, based on the recommendation of the Compensation, Management Development and Corporate Governance Committee (the "Committee"), approved the acceleration of the vesting for substantially all of the company's unvested stock options which were granted under the 1994 Plan, as amended, and the 2003 Plan, which were then underwater. The Board of Directors decided to approve the acceleration of the vesting of the company's stock options primarily to partially offset the recent reductions in other benefits made by the company and to provide additional incentive to those critical to the company's current cost reduction efforts.

The decision, which was effective as of December 21, 2005, accelerated the vesting for a total of 1,368,307 of the company's common shares; including 646,100 shares underlying options held by the company's named executive officers. The stock options accelerated equate to 29% of the company's total outstanding stock options. Vesting was not accelerated for the restricted awards granted under the Plans and no other modifications were made to the awards that were accelerated. The exercise prices of the accelerated options, all of which were underwater, were unchanged by the acceleration of the vesting schedules.

All of the company's outstanding unvested options under the Plans, which were accelerated, had exercise prices ranging from $30.91 to $47.80 which were greater than the company's stock market price of $30.75 as of the effective date of the acceleration. As of December 31, 2007, an aggregate of 43,569,375 Common Shares were reserved for issuance upon the conversion of Class B Common Shares and future rights (as defined below), the exercise or grant of stock options or other awards under the company's equity incentive plans and the conversion of the convertible debentures that were issued as part of the company's Refinancing completed in February 2007.

The following table summarizes information about stock option activity form the three years ended December 31, 2007, 2006 and 2005:

	2007	Weighted Average Exercise Price	2006	Weighted Average Exercise Price	2005	Weighted Average Exercise Price
Options outstanding at January 1	4,724,651	$30.68	4,776,162	$31.57	4,638,405	$29.81
Granted	503,096	23.26	522,152	23.87	614,962	41.59
Exercised	(1,875)	23.32	(231,448)	24.61	(356,676)	23.39
Canceled	(492,907)	29.45	(342,215)	36.83	(120,529)	37.17
Options outstanding at December 31	4,732,965	$30.02	4,724,651	$30.68	4,776,162	$31.57
Options price range at December 31	$ 16.03 to $ 47.80		$ 16.03 to $ 47.80		$ 16.03 to $ 47.80	
Options exercisable at December 31	3,895,458		4,216,624		4,745,435	
Options available for grant at December 31*	1,354,431		1,784,033		454,142	

Shareholders' Equity Transactions—Continued

* Options available for grant as of December 31, 2007 reduced by net restricted stock award activity of 213,298.

The following table summarizes information about stock options outstanding at December 31, 2007:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number Outstanding At 12/31/07	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable At 12/31/07	Weighted Average Exercise Price
$ 16.03 – $23.71	2,217,610	4.5 years	$22.43	1,439,503	$22.11
$ 24.43 – $36.40	1,170,930	4.2	$31.11	1,111,530	$31.10
$ 37.70 – $47.80	1,344,425	6.7	$41.60	1,344,425	$41.60
Total	4,732,965	5.0	$30.02	3,895,458	$31.40

The company had utilized the disclosure-only provisions of SFAS No. 123 through December 31, 2005. Accordingly, no compensation cost was recognized for the stock option plans, except the expense recorded related to the 132,017 restricted stock awards granted in years 2001 through 2005.

The plans provide that shares granted come from the company's authorized but unissued Common Shares or treasury shares. In addition, the company's stock-based compensation plans allow participants to exchange shares for withholding taxes, which results in the company acquiring treasury shares. Pursuant to the plans, the Committee has established that the majority of the 2007 grants may not be exercised within one year from the date granted and options must be exercised within ten years from the date granted. Accordingly, the assumption regarding the stock options issued in 2007, 2006 and 2005 was that 25% of such options vested in the year following issuance. The stock options awarded during such years provided a four-year vesting period whereby options vest equally in each year. The 2007 and 2006 expense and 2005 pro forma disclosure may be adjusted for forfeitures of awards that will not vest because service or employment requirements have not been met.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2007	2006	2005
Expected dividend yield	.20%	.93%	.67%
Expected stock price volatility	29.2%	29.5%	26.7%
Risk-free interest rate	4.31%	4.71%	4.38%
Expected life (years)	3.9	4.4	5.6
Forfeiture percentage	8.0%	16.5%	—

Expected stock price volatility is calculated at each date of grant based on historical stock prices for a period of time commensurate with the expected life of the option. The weighted-average fair value of options granted during 2007, 2006 and 2005, based upon an expected exercise year of 2010, was $7.01, $7.87 and $12.41, respectively. The weighted-average remaining contractual life of options outstanding at December 31, 2007, 2006 and 2005 was 5.0, 5.3 and 5.7 years, respectively. The weighted-average contractual life of options exercisable at December 31, 2007 was 4.2 years. The total intrinsic value of stock awards exercised in 2007, 2006 and 2005 was $3,000, $1,792,170 and $7,401,047, respectively. As of December 31, 2007, the intrinsic value of all options outstanding and of all options exercisable was $6,170,000 and $4,475,000, respectively.

The exercise of stock awards in 2007, 2006 and 2005 resulted in cash received by the company totaling $44,000, $2,364,000 and $3,742,000 for each period, respectively and tax benefits of $0, $0 and $4,545,000, respectively. The total fair value of awards vested during 2007, 2006 and 2005 was $975,000, $0, and

Shareholders' Equity Transactions—Continued

$15,341,000, respectively with 2005 vesting amount reflecting the company's decision to accelerate vesting for substantially all of the company's then unvested stock options that were below fair market value on December 21, 2005. The vesting amount in 2006 was zero as vesting occurs 25% annually, thus none of the 2006 grants vested during 2006 and there were no previous grants to vest due to the acceleration in 2005.

As of December 31, 2007, there was $9,570,000 of total unrecognized compensation cost from stock-based compensation arrangements granted under the plans, which is related to non-vested options and shares, which includes $3,904,000 related to restricted stock awards. The company expects the compensation expense to be recognized over a weighted-average period of approximately 2 years. Prior to the adoption of SFAS 123R, the company presented all tax benefit deductions resulting from the exercise of stock options as a component of operating cash flows in the Consolidated Statement of Cash Flows. In accordance with SFAS 123R, tax benefits resulting from tax deductions in excess of the compensation expense recognized for those options is classified as a component of financing cash flows.

Effective July 8, 2005, the company adopted a new Rights Agreement to replace the company's previous shareholder rights plan, which expired on July 7, 2005. In order to implement the new Rights Agreement, the Board of Directors declared a dividend of one Right for each outstanding share of the company's Common Shares and Class B Common Shares to shareholders of record at the close of business on July 19, 2005. Each Right entitles the registered holder to purchase from the company one one-thousandth of a Series A Participating Serial Preferred Share, without par value, at a Purchase Price of $180.00 in cash, subject to adjustment. The Rights will not become exercisable until after a person (an "Acquiring Party") has acquired, or obtained the right to acquire, or commences a tender offer to acquire, shares representing 30% or more of the company's outstanding voting power, subject to deferral by the Board of Directors. After the Rights become exercisable, under certain circumstances, the Rights may be exercisable to purchase Common Shares of the company, or common shares of an acquiring company, at a price equal to the exercise price of the Right divided by 50% of the then current market price per Common Share or acquiring company common share, as the case may be. The Rights will expire on July 18, 2015 unless previously redeemed or exchanged by the company. The company may redeem and terminate the Rights in whole, but not in part, at a price of $0.001 per Right at any time prior to 10 days following a public announcement that an Acquiring Party has acquired beneficial ownership of shares representing 30% or more of the company's outstanding voting power, and in certain other circumstances described in the Rights Agreement.

Capital Stock

Capital stock activity for 2007, 2006 and 2005 consisted of the following (in thousands of shares):

	Common Stock Shares	Class B Shares	Treasury Shares
January 1, 2005 Balance	31,209	1,112	(934)
Exercise of stock options	465	—	(124)
Stock awards	21	—	—
December 31, 2005 Balance	31,695	1,112	(1,058)
Exercise of stock options	240	—	(128)
Stock awards	116	—	—
December 31, 2006 Balance	32,051	1,112	(1,186)
Exercise of stock options	2	—	—
Stock awards	73	—	(14)
December 31, 2007 Balance	32,126	1,112	(1,200)

Capital Stock—Continued

Stock awards for 8,000 shares were cancelled in 2007. Stock option exercises in 2006 include deferred share activity, which increased common shares by 9,000 shares and treasury shares by 4,000 shares. Stock option exercises in 2005 include deferred share activity, which increased common shares by 108,000 shares and treasury shares by 14,000 shares.

Other Comprehensive Earnings (Loss)

The components of other comprehensive earnings (loss) are as follows (in thousands):

	Currency Translation Adjustments	Unrealized Gain (Loss) on Available-for-Sale Securities	Defined Benefit Plans	Unrealized Gain (Loss) on Derivative Financial Instruments	Total
Balance at January 1, 2005	$104,470	$666		$ (507)	$104,629
Foreign currency translation adjustments	(56,176)				(56,176)
Unrealized gain on available for sale securities		54			54
Deferred tax liability relating to unrealized gain on available for sale securities		(19)			(19)
Current period unrealized loss on cash flow hedges, net of reclassifications				(1,551)	(1,551)
Deferred tax benefit relating to unrealized loss on derivative financial instruments				543	543
Balance at December 31, 2005	48,294	701		(1,515)	47,480
Foreign currency translation adjustments	64,386				64,386
Unrealized loss on available for sale securities		(63)			(63)
Deferred tax benefit relating to unrealized loss on available for sale securities		22			22
Adjustment to initially apply FASB Statement No. 158			(14,940)		(14,940)
Deferred tax benefit resulting from adjustment to initially apply FASB Statement No. 158			5,229		5,229
Valuation reserve resulting from adjustment to initially apply FASB Statement No. 158			(5,229)		(5,229)
Current period unrealized gain on cash flow hedges, net of reclassifications				3,543	3,543
Deferred tax liability relating to unrealized gain on derivative financial instruments				(1,240)	(1,240)
Balance at December 31, 2006	112,680	660	(14,940)	788	99,188
Foreign currency translation adjustments	66,373				66,373
Unrealized gain on available for sale securities		63			63
Deferred tax liability relating to unrealized gain on available for sale securities		(22)			(22)
Defined benefit plan amortization of prior service costs and unrecognized losses			2,701		2,701
Deferred tax expense resulting from Defined benefit plan amortization of prior service costs and unrecognized losses			(945)		(945)
Valuation reserve reduction resulting from amortization of prior service costs and unrecognized losses related to Defined benefit plans			945		945
Current period unrealized loss on cash flow hedges, net of reclassifications				(3,786)	(3,786)
Deferred tax benefits relating to unrealized loss on derivative financial instruments				452	452
Balance at December 31, 2007	$179,053	$701	$(12,239)	$(2,546)	$164,969

Other Comprehensive Earnings (Loss)—Continued

A net gain of $450,000 in 2007 and net losses of $240,000 and $283,000 were reclassified into earnings related to derivative instruments designated and qualifying as cash flow hedges in 2007, 2006 and 2005, respectively.

Charges Related to Restructuring Activities

On July 28, 2005, the company announced multi-year cost reductions and profit improvement actions, which included: reducing global headcount, outsourcing improvements utilizing the company's China manufacturing capability and third parties, shifting substantial resources from product development to manufacturing cost reduction activities and product rationalization, reducing freight exposure through freight auctions and changing the freight policy, general expense reductions and exiting four facilities. The restructuring was necessitated by the continued decline in reimbursement by the U.S. government as well as similar reimbursement pressures abroad and continued pricing pressures faced by the company as a result of outsourcing by competitors to lower cost locations.

Charges Related to Restructuring Activities—Continued

To date, the company has made substantial progress on its restructuring activities, including exiting facilities and eliminating positions through December 31, 2007, which resulted in restructuring charges of $11,408,000, $21,250,000 and $7,533,000 in 2007, 2006 and 2005, respectively, of which $1,817,000, $3,973,000 and $238,000, respectively is recorded in cost of products sold as it relates to inventory markdowns. There have been no material changes in accrued balances related to the charge, either as a result of revisions in the plan or changes in estimates, and the company expects to utilize the accruals recorded as of December 31, 2007 during 2008. A progression by reporting segment of the accruals recorded as a result of the restructuring is as follows (in thousands):

	Balance at 1/1/06	Accruals	Payments	Balance at 12/31/06	Accruals	Payments	Balance at 12/31/07
North America/HME							
Severance	$2,130	$ 5,549	$ (6,320)	$1,359	$ 3,705	$ (4,362)	$ 702
Product line discontinuance	—	2,719	(682)	2,037	178	(2,183)	32
Contract terminations	—	1,346	(789)	557	(19)	(172)	366
Total	$2,130	$ 9,614	$ (7,791)	$3,953	$ 3,864	$ (6,717)	$1,100
Invacare Supply Group							
Severance	$ 112	$ 457	$ (403)	$ 166	$ 67	$ (228)	$ 5
Product line discontinuance	—	552	(552)	—	—	—	—
Contract terminations	165	—	(165)	—	—	—	—
Total	$ 277	$ 1,009	$ (1,120)	$ 166	$ 67	$ (228)	$ 5
Institutional Products Group							
Severance	$ —	$ 38	$ (38)	$ —	$ 19	$ (19)	$ —
Contract terminations	—	—	—	—	98	(98)	—
Other	—	—	—	—	55	(55)	—
Total	$ —	$ 38	$ (38)	$ —	$ 172	$ (172)	$ —
Europe							
Severance	$ 799	$ 5,208	$ (2,273)	$3,734	$ 862	$ (4,591)	$ 5
Product line discontinuance	—	455	(455)	—	386	(386)	—
Other	—	2,995	(2,995)	—	3,247	(3,202)	45
Total	$ 799	$ 8,658	$ (5,723)	$3,734	$ 4,495	$ (8,179)	$ 50
Asia/Pacific							
Severance	$ 63	$ 621	$ (684)	$ —	$ 1,258	$ (746)	$ 512
Product line discontinuance	—	557	(557)	—	1,253	(1,253)	—
Contract terminations	—	745	(623)	122	299	(382)	39
Other	—	8	(8)	—	—	—	—
Total	$ 63	$ 1,931	$ (1,872)	$ 122	$ 2,810	$ (2,381)	$ 551
Consolidated							
Severance	$3,104	$11,873	$ (9,718)	$5,259	$ 5,911	$ (9,946)	$1,224
Product line discontinuance	—	4,283	(2,246)	2,037	1,817	(3,822)	32
Contract terminations	165	2,091	(1,577)	679	378	(652)	405
Other	—	3,003	(3,003)	—	3,302	(3,257)	45
Total	$3,269	$21,250	$(16,544)	$7,975	$11,408	$(17,677)	$1,706

Income Taxes

Earnings (loss) before income taxes consist of the following (in thousands):

	2007	2006	2005
Domestic	$(40,369)	$(349,144)	$18,605
Foreign	54,859	39,620	52,697
	$ 14,490	$(309,524)	$71,302

The company has provided for income taxes (benefits) as follows (in thousands):

	2007	2006	2005
Current:			
Federal	$ (2,340)	$(12,815)	$ 9,475
State	1,430	750	600
Foreign	8,180	16,030	12,475
	7,270	3,965	22,550
Deferred:			
Federal	3,230	11,695	(2,225)
Foreign	2,800	(7,410)	2,125
	6,030	4,285	(100)
Income Taxes	$13,300	$ 8,250	$22,450

A reconciliation to the effective income tax rate from the federal statutory rate follows:

	2007	2006	2005
Statutory federal income tax rate	35.0%	(35.0)%	35.0%
State and local income taxes, net of federal income tax benefit	6.4	0.2	0.5
Tax credits	(37.9)	(0.1)	(0.8)
Foreign taxes at less than the federal statutory rate excluding valuation allowances	(92.4)	(2.0)	(5.2)
Asset write-downs related to goodwill and other intangibles, without tax benefit	—	30.2	—
Federal and foreign valuation allowance	176.2	9.3	—
Variable interest entity without tax	(12.3)	.9	.5
Withholding taxes	9.0	.5	1.0
Compensation	10.4	—	.3
Foreign branch activity	(20.3)	(1.1)	(.9)
Other, net	17.7	(.2)	1.1
	91.8%	2.7%	31.5%

Included in 2007 foreign deferred tax expense is a $7,820,000 benefit related to a tax rate change in Germany corresponding to the reduction of the company's net German deferred tax liability.

Income Taxes—Continued

Significant components of deferred income tax assets and liabilities at December 31, 2007 and 2006 are as follows (in thousands):

	2007	2006
Current deferred income tax assets (liabilities), net:		
Loss carryforwards	$ 2,345	$ 7,375
Bad debt	13,575	14,006
Warranty	3,837	3,365
State and local taxes	(1,441)	3,154
Other accrued expenses and reserves	1,759	2,645
Inventory	2,557	2,337
Compensation and benefits	3,228	3,079
Product liability	292	292
Valuation allowance	(25,446)	(22,552)
Other, net	1,772	(189)
	$ 2,478	$ 13,512
Long-term deferred income tax assets (liabilities), net:		
Goodwill & intangibles	(25,329)	(29,480)
Fixed assets	(13,441)	(18,289)
Compensation and benefits	15,943	16,541
Loss and credit carryforwards	39,374	6,453
Product liability	4,511	4,715
State and local taxes	16,128	10,619
Valuation allowance	(64,276)	(27,721)
Other, net	(1,734)	2,569
	$(28,824)	$(34,593)
Net Deferred Income Taxes	$(26,346)	$(21,081)

At December 31, 2007, the company had domestic federal loss carryforwards of $26,880,000 which expire in 2027, domestic charitable contribution carryforwards of $680,000 which expire in 2011 and 2012, federal foreign tax loss carryforwards of approximately $43,400,000 of which $32,500,000 are non-expiring, $5,850,000 expire in 2012, and $5,050,000 expire in 2013. The loss carryforward amounts include $10,600,000 of remaining federal foreign loss carryforwards associated with 2004 acquisitions. At December 31, 2007 the company also had a $12,960,000 domestic capital loss carryforward of which $8,960,000 expires in 2011 and $4,000,000 expires in 2012 and $350,200,000 of domestic state and local tax loss carryforwards, of which $170,100,000 expire between 2008 and 2011, $66,100,000 expire between 2012 and 2021 and $114,000,000 expire after 2021, all of which are fully offset by valuation allowances. The company has domestic federal tax credit carryforwards of $10,775,000 of which $8,575,000 expire between 2014 and 2017 and $2,200,000 expire between 2025 and 2027. The company made income tax payments of $1,060,000, $14,370,000 and $10,435,000 during the years ended December 31, 2007, 2006 and 2005, respectively. The company recorded a valuation allowance for its domestic net deferred tax assets due to the domestic loss recognized in 2006 and 2007 and based upon near term domestic projections. During 2007, the company also recorded valuation allowances for certain foreign country net deferred tax assets where recent performance results in a three year cumulative loss and near term projections indicate it is more likely than not that the deferred tax assets will not be realized.

The company adopted the provisions of FIN 48 on January 1, 2007. As of December 31, 2007 and 2006, the company had a liability for uncertain tax positions, excluding interest and penalties of $8,085,000 and $8,875,000, respectively. The company does not believe there will be a material change in its unrecognized tax positions over the next twelve months.

Income Taxes—Continued

The total liabilities associated with unrecognized tax benefits that, if recognized, would impact the effective tax rates were $8,085,000 and $8,875,000 at December 31, 2007 and 2006, respectively.

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows (in thousands):

Balance at January 1, 2007	$8,785
Additions to:	
Positions taken during the current year	236
Positions taken during a prior year	338
Deductions due to:	
Positions taken during the current year	(3)
Positions taken during a prior year	(37)
Settlements with taxing authorities	(966)
Lapse of statute of limitations	(268)
Balance at December 31, 2007	$8,085

The Company recognizes interest and penalties associated with uncertain tax positions in income tax expense. During 2007, 2006 and 2005 the provision for interest and penalties was $840,000, $150,000 and $250,000, respectively. The Company had approximately $2,865,000 and $2,025,000 of accrued interest and penalties as of December 31, 2007 and 2006, respectively.

The company and its subsidiaries file income tax returns in the U.S. and certain foreign jurisdictions. The company is subject to U.S. federal income tax examinations for calendar years ending 2003 to 2007, and is subject to various U.S. state income tax examinations for similar periods. With regards to foreign income tax jurisdictions, the company is generally subject to examinations for the periods 2002 to 2007.

Net Earnings Per Common Share

The following table sets forth the computation of basic and diluted net earnings per common share.

	2007	2006	2005
	(In thousands except per share data)		
Basic			
Average common shares outstanding	31,840	31,789	31,555
Net earnings (loss)	$ 1,190	$(317,774)	$48,852
Net earnings (loss) per common share	$ .04	$ (10.00)	$ 1.55
Diluted			
Average common shares outstanding	31,840	31,789	31,555
Stock options	87	—	897
Average common shares assuming dilution	31,927	31,789	32,452
Net earnings (loss)	$ 1,190	$(317,774)	$48,852
Net earnings (loss) per common share	$ .04	$ (10.00)	$ 1.51

At December 31, 2007, 2006, and 2005, 4,232,589, 4,724,651 and 813,191 shares associated with stock options, respectively were excluded from the average common shares assuming dilution, as they were anti-dilutive. In 2007, the majority of the anti-dilutive shares were granted at an exercise price of $23.71, which was

Net Earnings Per Common Share—Continued

higher than the average fair market value price of $21.35 for 2007. In 2006, all of the shares associated with stock options were anti-dilutive because of the company's loss. In 2005, the majority of the anti-dilutive shares were granted at an exercise price of $41.87, which was higher than the average fair market value price of $41.46 for 2005.

Concentration of Credit Risk

The company manufactures and distributes durable medical equipment and supplies to the home health care, retail and extended care markets. The company performs credit evaluations of its customers' financial condition. Prior to December 2000, the company financed equipment to certain customers for periods ranging from 6 to 39 months. In December 2000, Invacare entered into an agreement with DLL, a third party financing company, to provide the majority of future lease financing to Invacare's customers. The DLL agreement provides for direct leasing between DLL and the Invacare customer. The company retains a limited recourse obligation ($32,795,000 at December 31, 2007) to DLL for events of default under the contracts (total balance outstanding of $94,945,000 at December 31, 2007). FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the company to record a guarantee liability as it relates to the limited recourse obligation. As such, the company has recorded a liability for this guarantee obligation within accrued expenses. The company monitors the collections status of these contracts and has provided amounts for estimated losses in its allowances for doubtful accounts in accordance with SFAS No. 5, *Accounting for Contingencies.* Credit losses are provided for in the financial statements.

Substantially all of the company's receivables are due from health care, medical equipment dealers and long term care facilities located throughout the United States, Australia, Canada, New Zealand and Europe. A significant portion of products sold to dealers, both foreign and domestic, is ultimately funded through government reimbursement programs such as Medicare and Medicaid. In addition, the company has also seen a significant shift in reimbursement to customers from managed care entities. As a consequence, changes in these programs can have an adverse impact on dealer liquidity and profitability. In addition, reimbursement guidelines in the home health care industry have a substantial impact on the nature and type of equipment an end user can obtain as well as the timing of reimbursement and, thus, affect the product mix, pricing and payment patterns of the company's customers.

Fair Values of Financial Instruments

The company in estimating its fair value disclosures for financial instruments used the following methods and assumptions:

Cash, cash equivalents and marketable securities: The carrying amount reported in the balance sheet for cash, cash equivalents and marketable securities approximates its fair value.

Installment receivables: The carrying amount reported in the balance sheet for installment receivables approximates its fair value. The interest rates associated with these receivables have not varied significantly since inception. Management believes that after consideration of the credit risk, the net book value of the installment receivables approximates market value.

Long-term debt: Fair values for the company's senior notes and convertible debt are based on quoted market prices as of December 31, 2007, while the term loan and revolving credit facility fair values are based upon the company's estimate of the market for similar borrowing arrangements.

Fair Values of Financial Instruments—Continued

Interest Rate Swaps: The company is a party to interest rate swap agreements, which are entered into in the normal course of business, to reduce exposure to fluctuations in interest rates. The agreements are with major financial institutions, which are expected to fully perform under the terms of the agreements thereby mitigating the credit risk from the transactions. The agreements are contracts to exchange floating rate payments for fixed rate payments without the exchange of the underlying notional amounts. The notional amounts of such agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The amounts to be paid or received under the interest rate swap agreements are accrued consistent with the terms of the agreements and market interest rates. Fair value for the company's interest rate swaps are based on independent pricing models.

Other investments: The company has made other investments in limited partnerships and non-marketable equity securities, which are accounted for using the cost method, adjusted for any estimated declines in value. These investments were acquired in private placements and there are no quoted market prices or stated rates of return.

The carrying amounts and fair values of the company's financial instruments at December 31, 2007 and 2006 are as follows (in thousands):

	2007		2006	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	$ 62,200	$ 62,200	$ 82,203	$ 82,203
Marketable securities	255	255	190	190
Other investments	8,605	8,605	8,461	8,461
Installment receivables	27,863	27,863	22,887	22,887
Long-term debt (including short-term borrowings secured by accounts receivable and current maturities of long-term debt)	537,852	556,743	573,126	583,856
Interest rate swaps	(2,495)	(2,495)	(435)	(435)
Forward contracts	(78)	(78)	1,213	1,213

Forward Contracts: The company operates internationally and as a result is exposed to foreign currency fluctuations. Specifically, the exposure includes intercompany loans and third party sales or payments. In an attempt to reduce this exposure, foreign currency forward contracts are utilized and accounted for as hedging instruments. The forward contracts in 2007 and 2006 were entered into to as hedges of the following currencies: AUD, GBP, CAD, CHF, DKK, EUR, NOK, NZD, SEK and USD. The company does not use derivative financial instruments for speculative purposes. Fair values for the company's foreign exchange forward contracts are based on quoted market prices for contracts with similar maturities.

The gains and losses that result from the majority of the forward contracts are deferred and recognized when the offsetting gains and losses for the identified transactions are recognized. The company recognized a gain of $451,000 in 2007 and losses of $240,000 and $280,000 in 2006 and 2005, respectively, which were recognized in cost of products sold and selling, general and administrative expenses.

Business Segments

The company operates in five primary business segments: North America/Home Medical Equipment (NA/ HME), Invacare Supply Group, Institutional Products Group, Europe and Asia/Pacific.

Business Segments—Continued

The NA/HME segment sells each of three primary product lines, which includes: standard, rehab and respiratory products. Invacare Supply Group sells distributed product and the Institutional Products Group sells health care furnishings and accessory products. Europe and Asia/Pacific sell the same product lines with the exception of distributed products. Each business segment sells to the home health care, retail and extended care markets.

The company evaluates performance and allocates resources based on profit or loss from operations before income taxes for each reportable segment. The accounting policies of each segment are the same as those described in the summary of significant accounting policies for the company's consolidated financial statements. Intersegment sales and transfers are based on the costs to manufacture plus a reasonable profit element. Therefore, intercompany profit or loss on intersegment sales and transfers is not considered in evaluating segment performance.

The information by segment is as follows (in thousands):

	2007	2006	2005
Revenues from external customers			
North America/HME	$ 668,305	$ 676,326	$ 706,555
Invacare Supply Group	256,993	228,236	220,908
Institutional Products Group	89,026	93,455	85,415
Europe	498,109	430,427	432,142
Asia/Pacific	89,804	69,591	84,712
Consolidated	$1,602,237	$1,498,035	$1,529,732
Intersegment revenues			
North America/HME	$ 47,698	$ 51,081	$ 46,048
Invacare Supply Group	265	102	26
Institutional Products Group	1,151	—	2,305
Europe	10,394	12,599	12,019
Asia/Pacific	29,793	39,757	36,576
Consolidated	$ 89,301	$ 103,539	$ 96,974
Depreciation and amortization			
North America/HME	$ 20,109	$ 18,433	$ 18,266
Invacare Supply Group	375	383	448
Institutional Products Group	1,818	1,888	1,867
Europe	15,904	14,533	15,100
Asia/Pacific	5,494	4,645	4,829
All Other(1)	17	10	14
Consolidated	$ 43,717	$ 39,892	$ 40,524
Net interest expense (income)			
North America/HME	$ 24,620	$ 16,530	$ 13,299
Invacare Supply Group	3,443	3,158	2,447
Institutional Products Group	4,377	3,852	1,620
Europe	8,808	8,398	8,628
Asia/Pacific	721	(629)	(431)
Consolidated	$ 41,969	$ 31,309	$ 25,563

Business Segments—Continued

	2007	2006	2005
Earnings (loss) before income taxes			
North America/HME	$ 10,793	$ (310,162)	$ 54,390
Invacare Supply Group	3,198	3,291	6,428
Institutional Products Group	801	4,789	5,747
Europe	36,170	26,077	29,255
Asia/Pacific	(6,750)	(7,318)	(4,418)
All Other(1)	(29,722)	(26,201)	(20,100)
Consolidated	$ 14,490	$ (309,524)	$ 71,302
Assets			
North America/HME	$ 385,532	$ 430,121	$ 719,366
Invacare Supply Group	88,106	90,086	81,895
Institutional Products Group	44,806	43,918	44,372
Europe	804,677	751,502	671,642
Asia/Pacific	104,297	98,737	74,101
All Other(1)	72,624	76,087	55,396
Consolidated	$1,500,042	$1,490,451	$1,646,772
Long-lived assets			
North America/HME	$ 119,866	$ 101,464	$ 403,758
Invacare Supply Group	24,853	25,163	24,712
Institutional Products Group	34,880	31,374	32,457
Europe	610,074	563,479	508,196
Asia/Pacific	56,024	50,760	38,866
All Other(1)	63,260	62,453	44,317
Consolidated	$ 908,957	$ 834,693	$1,052,306
Expenditures for assets			
North America/HME	$ 7,138	$ 9,478	$ 19,242
Invacare Supply Group	148	853	338
Institutional Products Group	813	828	427
Europe	7,669	8,041	5,470
Asia/Pacific	4,272	2,559	5,438
All Other(1)	28	30	9
Consolidated	$ 20,068	$ 21,789	$ 30,924

(1) Consists of un-allocated corporate selling, general and administrative costs and intercompany profits, which do not meet the quantitative criteria for determining reportable segments. In addition, the "All other" earnings (loss) before income taxes includes debt finance charges, interest and fees associated with debt refinancing and the gain (loss) associated with a consolidated variable interest entity.

Business Segments—Continued

Net sales by product, are as follows (in thousands):

	2007	2006	2005
North America/HME			
Rehab	$ 268,756	$ 272,517	$ 274,417
Standard	242,186	239,540	251,331
Respiratory	128,654	141,531	159,300
Other	28,709	22,738	21,507
	$ 668,305	$ 676,326	$ 706,555
Invacare Supply Group			
Distributed	$ 256,993	$ 228,236	$ 220,908
Institutional Products Group			
Continuing Care	$ 89,026	$ 93,455	$ 85,415
Europe			
Standard	$ 291,574	$ 252,335	$ 263,121
Rehab	195,182	170,138	161,082
Respiratory	11,353	7,954	7,939
	$ 498,109	$ 430,427	$ 432,142
Asia/Pacific			
Rehab	$ 41,310	$ 39,027	$ 47,730
Standard	20,655	13,070	10,125
Respiratory	8,980	7,111	8,304
Other	18,859	10,383	18,553
	$ 89,804	$ 69,591	$ 84,712
Total Consolidated	$1,602,237	$1,498,035	$1,529,732

No single customer accounted for more than 3% of the company's sales.

Supplemental Guarantor Information

Effective February 12, 2007, substantially all of the domestic subsidiaries (the "Guarantor Subsidiaries") of the company became guarantors of the indebtedness of Invacare Corporation under its 9.75% Senior Notes due 2015 (the "Senior Notes") with an aggregate principal amount of $175,000,000 and under its 4.125% Convertible Senior Subordinated Debentures due 2027 (the "Debentures") with an aggregate principal amount of $135,000,000. The majority of the company's subsidiaries are not guaranteeing the indebtedness of the Senior Notes or Debentures (the "Non-Guarantor Subsidiaries"). Each of the Guarantor Subsidiaries has fully and unconditionally guaranteed, on a joint and several basis, to pay principal, premium, and interest related to the Senior Notes and to the Debentures and each of the Guarantor Subsidiaries are directly or indirectly wholly-owned subsidiaries of the company.

Presented below are the consolidating condensed financial statements of Invacare Corporation (Parent), its combined Guarantor Subsidiaries and combined Non-Guarantor Subsidiaries with their investments in subsidiaries accounted for using the equity method. The company does not believe that separate financial statements of the Guarantor Subsidiaries are material to investors and accordingly, separate financial statements and other disclosures related to the Guarantor Subsidiaries are not presented.

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATING CONDENSED STATEMENTS OF OPERATIONS

	The Company (Parent)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
			(in thousands)		
Year ended December 31, 2007					
Net sales	$ 332,668	$629,217	$701,990	$ (61,638)	$1,602,237
Cost of products sold	255,852	503,130	458,616	(61,665)	1,155,933
Gross Profit	76,816	126,087	243,374	27	446,304
Selling, general and administrative expenses	105,678	113,828	147,340	—	366,846
Charge related to restructuring activities	3,365	7	6,219	—	9,591
Charges, interest and fees associated with debt refinancing	13,329	—	79	—	13,408
Income (loss) from equity investee	83,802	43,067	5,055	(131,924)	—
Interest expense—net	28,111	707	13,151	—	41,969
Earnings (loss) before Income Taxes	10,135	54,612	81,640	(131,897)	14,490
Income taxes	8,945	471	3,884	—	13,300
Net Earnings (loss)	$ 1,190	$ 54,141	$ 77,756	$(131,897)	$ 1,190
Year ended December 31, 2006					
Net sales	$ 342,614	$615,163	$613,237	$ (72,979)	$1,498,035
Cost of products sold	265,844	486,469	401,584	(72,932)	1,080,965
Gross Profit	76,770	128,694	211,653	(47)	417,070
Selling, general and administrative expenses	103,167	113,922	156,757	—	373,846
Charge related to restructuring activities	5,597	637	11,043	—	17,277
Charges, interest and fees associated with debt refinancing	3,745	—	—	—	3,745
Asset write-downs related to goodwill and other intangibles	300,257	160	—	—	300,417
Income (loss) from equity investee	32,382	23,012	3,077	(58,471)	—
Interest expense—net	17,025	10,177	4,107	—	31,309
Earnings (loss) before Income Taxes	(320,639)	26,810	42,823	(58,518)	(309,524)
Income taxes (benefit)	(2,865)	1,422	9,693	—	8,250
Net Earnings (loss)	$(317,774)	$ 25,388	$ 33,130	$ (58,518)	$ (317,774)
Year ended December 31, 2005					
Net sales	$ 363,277	$610,106	$625,505	$ (69,156)	$1,529,732
Cost of products sold	263,005	473,178	416,164	(68,814)	1,083,533
Gross Profit	100,272	136,928	209,341	(342)	446,199
Selling, general and administrative expenses	96,342	88,948	156,749	—	342,039
Charge related to restructuring activities	3,546	408	3,341	—	7,295
Income (loss) from equity investee	52,273	7,167	3,161	(62,601)	—
Interest expense—net	2,506	15,673	7,384	—	25,563
Earnings (loss) before Income Taxes	50,151	39,066	45,028	(62,943)	71,302
Income taxes	1,299	306	20,845	—	22,450
Net Earnings (loss)	$ 48,852	$ 38,760	$ 24,183	$ (62,943)	$ 48,852

CONSOLIDATING CONDENSED BALANCE SHEETS

	The Company (Parent)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
			(in thousands)		
December 31, 2007					
Assets					
Current Assets					
Cash and cash equivalents	$ 27,133	$ 1,773	$ 33,294	$ —	$ 62,200
Marketable securities	255	—	—	—	255
Trade receivables, net	93,533	52,996	121,431	(3,817)	264,143
Installment receivables, net	—	1,841	2,216	—	4,057
Inventories, net	69,123	34,115	93,895	(1,529)	195,604
Deferred income taxes	—	—	2,478	—	2,478
Other current assets	20,693	6,489	36,438	(1,272)	62,348
Total Current Assets	210,737	97,214	289,752	(6,618)	591,085
Investment in subsidiaries	1,393,220	640,178	—	(2,033,398)	—
Intercompany advances, net	250,765	824,519	43,460	(1,118,744)	—
Other Assets	66,616	23,482	1,564	—	91,662
Other Intangibles	934	11,315	92,487	—	104,736
Property and Equipment, net	57,984	10,231	101,161	—	169,376
Goodwill	—	23,531	519,652	—	543,183
Total Assets	$1,980,256	$1,630,470	$1,048,076	$(3,158,760)	$1,500,042
Liabilities and Shareholders' Equity					
Current Liabilities					
Accounts payable	$ 68,786	$ 12,516	$ 68,868	$ —	$ 150,170
Accrued expenses	48,332	18,284	84,431	(5,089)	145,958
Accrued income taxes	500	—	5,473	—	5,973
Short-term debt and current maturities of long-term obligations	23,500	—	1,010	—	24,510
Total Current Liabilities	141,118	30,800	159,782	(5,089)	326,611
Long-Term Debt	481,896	7	31,439	—	513,342
Other Long-Term Obligations	61,370	—	44,676	—	106,046
Intercompany advances, net	741,829	326,028	50,887	(1,118,744)	—
Total Shareholders' Equity	554,043	1,273,635	761,292	(2,034,927)	554,043
Total Liabilities and Shareholders' Equity	$1,980,256	$1,630,470	$1,048,076	$(3,158,760)	$1,500,042

CONSOLIDATING CONDENSED BALANCE SHEETS

	The Company (Parent)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
			(in thousands)		
December 31, 2006					
Assets					
Current Assets					
Cash and cash equivalents	$ 35,918	$ 2,202	$ 44,083	$ —	$ 82,203
Marketable securities	190	—	—	—	190
Trade receivables, net	651	15,888	248,667	(3,600)	261,606
Installment receivables, net	—	5,513	1,584	—	7,097
Inventories, net	77,201	37,511	88,585	(1,541)	201,756
Deferred income taxes	4,223	393	8,896	—	13,512
Other current assets	26,353	8,764	55,477	(1,200)	89,394
Total Current Assets	144,536	70,271	447,292	(6,341)	655,758
Investment in subsidiaries	1,293,046	607,559	—	(1,900,605)	—
Intercompany advances, net	354,660	850,121	110,935	(1,315,716)	—
Other Assets	50,443	15,566	1,434	—	67,443
Other Intangibles	1,016	13,150	88,710	—	102,876
Property and Equipment, net	65,016	11,550	97,379	—	173,945
Goodwill	—	23,541	466,888	—	490,429
Total Assets	1,908,717	$1,591,758	$1,212,638	$(3,222,662)	$1,490,451
Liabilities and Shareholders' Equity					
Current Liabilities					
Accounts payable	$ 89,818	$ 12,095	$ 61,128	$ —	$ 163,041
Accrued expenses	34,611	17,405	100,560	(4,800)	147,776
Accrued income taxes	10,021	26	2,869	—	12,916
Short-term debt and current maturities of long-term obligations	51,773	—	72,470	—	124,243
Total Current Liabilities	186,223	29,526	237,027	(4,800)	447,976
Long-Term Debt	321,263	70	127,550	—	448,883
Other Long-Term Obligations	52,039	2,040	53,144	—	107,223
Intercompany advances, net	862,823	370,452	82,441	(1,315,716)	—
Total Shareholders' Equity	486,369	1,189,670	712,476	(1,902,146)	486,369
Total Liabilities and Shareholders' Equity	$1,908,717	$1,591,758	$1,212,638	$(3,222,662)	$1,490,451

CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOWS

	The Company (Parent)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
			(in thousands)		
Year ended December 31, 2007					
Net Cash Provided (Used) by Operating Activities	$ (27,319)	$ 921	$ 99,498	$ 6,000	$ 79,100
Investing Activities					
Purchases of property and equipment	(4,090)	(1,350)	(14,628)	—	(20,068)
Proceeds from sale of property and equipment	—	—	501	—	501
Business acquisitions, net of cash acquired	(5,496)	—	—	—	(5,496)
Decrease in other investments	155	—	—	—	155
Decrease in other long-term assets	1,446	—	—	—	1,446
Other	1,404	—	—	—	1,404
Net Cash Used for Investing Activities	(6,581)	(1,350)	(14,127)	—	(22,058)
Financing Activities					
Proceeds from revolving lines of credit, securitization facility and long-term borrowings	648,071	—	50,930	—	699,001
Payments on revolving lines of credit, securitization facility and long-term borrowings	(598,412)	—	(155,590)	—	(754,002)
Proceeds from exercise of stock options	44	—	—	—	44
Payment of dividends	(1,596)	—	—	—	(1,596)
Payment of financing costs	(22,992)	—	—	—	(22,992)
Capital contributions	—	—	6,000	(6,000)	—
Net Cash Provided (Used) by Financing Activities	25,115	—	(98,660)	(6,000)	(79,545)
Effect of exchange rate changes on cash	—	—	2,500	—	2,500
Decrease in cash and cash equivalents	(8,785)	(429)	(10,789)	—	(20,003)
Cash and cash equivalents at beginning of year	35,918	2,202	44,083	—	82,203
Cash and cash equivalents at end of year	$ 27,133	$ 1,773	$ 33,294	$ —	$ 62,200

CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOWS

	The Company (Parent)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
			(in thousands)		
Year ended December 31, 2006					
Net Cash Provided (Used) by Operating Activities	$ (15,229)	$ 21,057	$ 73,996	$(17,370)	$ 62,454
Investing Activities					
Purchases of property and equipment	(6,974)	(2,440)	(12,375)	—	(21,789)
Proceeds from sale of property and equipment	—	11	2,287	—	2,298
Business acquisitions, net of cash acquired	—	—	(15,296)	—	(15,296)
(Increase) decrease in other investments	(7,604)	(3,000)	—	10,856	252
Increase in other long-term assets	(850)	—	—	—	(850)
Other	673	—	266	—	939
Net Cash Used for Investing Activities	(14,755)	(5,429)	(25,118)	10,856	(34,446)
Financing Activities					
Proceeds from revolving lines of credit, securitization facility and long-term borrowings	593,876	—	278,673	—	872,549
Payments on revolving lines of credit, securitization facility and long-term borrowings	(536,019)	(122)	(309,959)	—	(846,100)
Proceeds from exercise of stock options	2,364	—	—	—	2,364
Payment of dividends	(1,589)	(17,370)	—	17,370	(1,589)
Capital contributions	—	3,020	7,836	(10,856)	—
Net Cash Provided (Used) by Financing Activities	58,632	(14,472)	(23,450)	6,514	27,224
Effect of exchange rate changes on cash	—	—	1,347	—	1,347
Increase in cash and cash equivalents	28,648	1,156	26,775	—	56,579
Cash and cash equivalents at beginning of year	7,270	1,046	17,308	—	25,624
Cash and cash equivalents at end of year	$ 35,918	$ 2,202	$ 44,083	$ —	$ 82,203

CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOWS

	The Company (Parent)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
			(in thousands)		
Year ended December 31, 2005					
Net Cash Provided (Used) by Operating Activities	$ 166,253	$ (2,878)	$ (85,250)	$ —	$ 78,125
Investing Activities					
Purchases of property and equipment	(17,646)	(2,019)	(11,259)	—	(30,924)
Proceeds from sale of property and equipment	51	4,680	634	—	5,365
Business acquisitions, net of cash acquired	(23,233)	—	(34,983)	—	(58,216)
(Increase) decrease in other investments	(70,694)	(70,650)	—	141,300	(44)
Increase in other long-term assets	(966)	(14)	(33)	—	(1,013)
Other	(1,579)	—	(323)	—	(1,902)
Net Cash Used for Investing Activities	(114,067)	(68,003)	(45,964)	141,300	(86,734)
Financing Activities					
Proceeds from revolving lines of credit, securitization facility and long-term borrowings	489,232	—	306,841	—	796,073
Payments on revolving lines of credit, securitization facility and long-term borrowings	(543,094)	(178)	(253,347)	—	(796,619)
Proceeds from exercise of stock options	3,742	—	—	—	3,742
Payment of dividends	(1,580)	—	—	—	(1,580)
Capital contributions	—	70,650	70,650	(141,300)	—
Net Cash Provided (Used) by Financing Activities	(51,700)	70,472	124,144	(141,300)	1,616
Effect of exchange rate changes on cash	—	—	50	—	50
Increase (decrease) in cash and cash equivalents	486	(409)	(7,020)	—	(6,943)
Cash and cash equivalents at beginning of year	6,784	1,455	24,328	—	32,567
Cash and cash equivalents at end of year	$ 7,270	$ 1,046	$ 17,308	$ —	$ 25,624

Interim Financial Information (unaudited)

	QUARTER ENDED (In thousands, except per share data)			
	March 31,	June 30,	September 30,	December 31,
2007				
Net sales	$374,905	$393,267	$407,303	$ 426,762
Gross profit	99,056	109,946	115,451	121,851
Earnings (loss) before income taxes	(15,104)	3,179	9,039	17,376
Net earnings (loss)	(17,504)	54	11,639	7,001
Net earnings (loss) per share—basic	(0.55)	.00	.37	.22
Net earnings (loss) per share—assuming dilution	(0.55)	.00	.36	.22
	March 31,	June 30,	September 30,	December 31,
2006				
Net sales	$361,704	$371,764	$379,462	$ 385,105
Gross profit	101,296	105,565	111,065	99,144
Earnings (loss) before income taxes	7,437	6,848	12,193	(336,002)
Net earnings (loss)	5,207	4,953	9,693	(337,627)
Net earnings (loss) per share—basic	.16	.16	.31	(10.61)
Net earnings (loss) per share—assuming dilution	.16	.15	.30	(10.61)

INVACARE CORPORATION AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	COL A. Balance At Beginning of Period	COL B. Charged To Cost And Expenses	COL C. Additions (Deductions) Describe	COL D. Balance At End of Period
		(In thousands)		
Year Ended December 31, 2007				
Deducted from asset accounts—				
Allowance for doubtful accounts	$37,633	$11,927	$ (6,600)(A)	$42,960
Inventory obsolescence reserve	12,143	5,998	(5,640)(B)	12,501
Investments and related notes receivable	8,339	—	(8,339)(D)	—
Tax valuation allowances	50,273	25,537	13,912(E)	89,722
Accrued warranty cost	15,165	10,989	(9,538)(B)	16,616
Accrued product liability	22,631	8,360	(9,855)(C)	21,136
Year Ended December 31, 2006				
Deducted from asset accounts—				
Allowance for doubtful accounts	$23,094	$37,711	$(23,172)(A)	$37,633
Inventory obsolescence reserve	8,591	5,325	(1,773)(B)	12,143
Investments and related notes receivable	8,339	—	—	8,339
Tax valuation allowances	7,100	28,785	14,388(E)	50,273
Accrued warranty cost	15,583	9,834	(10,252)(B)	15,165
Accrued product liability	20,949	6,813	(5,131)(C)	22,631
Year Ended December 31, 2005				
Deducted from asset accounts—				
Allowance for doubtful accounts	$15,576	$14,168	$ (6,650)(A)	$23,094
Inventory obsolescence reserve	9,532	4,378	(5,319)(B)	8,591
Investments and related notes receivable	29,540	—	(21,201)(D)	8,339
Tax valuation allowances	7,100	—	—	7,100
Accrued warranty cost	13,998	10,516	(8,931)(B)	15,583
Accrued product liability	17,045	8,780	(4,876)(A)	20,949

Note (A)—Uncollectible accounts written off, net of recoveries.

Note (B)—Amounts written off or payments incurred.

Note (C)—Loss and loss adjustment.

Note (D)—Elimination of allowance for investments no longer reported in the consolidated balance sheet.

Note (E)—Other activity not affecting federal or foreign tax expense.

Exhibit 31.1

CERTIFICATIONS

I, A. Malachi Mixon, III, certify that:

1. I have reviewed this annual report on Form 10-K of Invacare Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

INVACARE CORPORATION

/s/ A. MALACHI MIXON, II

A. Malachi Mixon, III
Chief Executive Officer
(Principal Executive Officer)

Date: February 28, 2008

Exhibit 31.2

CERTIFICATIONS

I, Gregory C. Thompson, certify that:

1. I have reviewed this annual report on Form 10-K of Invacare Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

INVACARE CORPORATION

/s/ GREGORY C. THOMPSON

Gregory C. Thompson
Chief Financial Officer
(Principal Financial Officer)

Date: February 28, 2008

Exhibit 32.1

Certification
Pursuant to Section 18 U.S.C. Section 1350,
as adopted pursuant to Section 906
of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Invacare Corporation (the "company") on Form 10-K for the period ending December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, A. Malachi Mixon, III, Chief Executive Officer of the company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ A. MALACHI MIXON, II

A. Malachi Mixon, III
Chief Executive Officer

Date: February 28, 2008

A signed original of this written statement required by Section 906 has been provided to Invacare Corporation and will be retained by Invacare Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

Certification
Pursuant to Section 18 U.S.C. Section 1350,
as adopted pursuant to Section 906
of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Invacare Corporation (the "company") on Form 10-K for the period ending December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gregory C. Thompson, Chief Financial Officer of the company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ GREGORY C. THOMPSON

Gregory C. Thompson
Chief Financial Officer

Date: February 28, 2008

A signed original of this written statement required by Section 906 has been provided to Invacare Corporation and will be retained by Invacare Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Yes, you can.

Invacare Corporation
One Invacare Way
Elyria, Ohio 44035

April 9, 2008

To the Shareholders of

INVACARE CORPORATION:

This year's Annual Meeting of Shareholders will be held at 10:00 A.M. (EDT), on Thursday, May 22, 2008, at the Lorain County Community College, Spitzer Conference Center, Grand Room, 1005 North Abbe Road, Elyria, Ohio. We will be reporting on Invacare's activities and you will have an opportunity to ask questions about its operations.

We hope that you are planning to attend the annual meeting personally and we look forward to seeing you. **Whether or not you expect to attend in person, the return of the enclosed proxy as soon as possible would be greatly appreciated and will ensure that your shares will be represented at the annual meeting. If you do attend the annual meeting, you may, of course, withdraw your proxy should you wish to vote in person.**

On behalf of the Board of Directors and management of Invacare Corporation, I would like to thank you for your continued support and confidence.

Sincerely yours,

A. MALACHI MIXON, III
Chairman and
Chief Executive Officer

Yes, you can.

Invacare Corporation

Notice of Annual Meeting of Shareholders
To Be Held On May 22, 2008

The Annual Meeting of Shareholders of Invacare Corporation (the "Company") will be held at the Lorain County Community College, Spitzer Conference Center, Grand Room, 1005 North Abbe Road, Elyria, Ohio on Thursday, May 22, 2008, at 10:00 A.M. (EDT), for the following purposes:

1. To elect four directors to the class whose three-year term will expire in 2011;
2. To consider and vote upon an amendment to the Company's Amended and Restated Articles of Incorporation to eliminate certain supermajority voting requirements;
3. To ratify the appointment of Ernst & Young LLP as our independent auditors for our 2008 fiscal year;
4. To consider and vote upon two shareholder proposals, if properly presented at the annual meeting; and
5. To transact any other business as may properly come before the annual meeting.

Holders of common shares and Class B common shares of record as of the close of business on Thursday, March 27, 2008 are entitled to vote at the annual meeting. It is important that your shares be represented at the annual meeting. For that reason, we ask that you promptly sign, date and mail the enclosed proxy card in the return envelope provided. Shareholders who attend the annual meeting may revoke their proxy and vote in person.

By Order of the Board of Directors,

DALE C. LAPORTE
Secretary

April 9, 2008

The Proxy Statement and the 2007 Annual Report are also available at www.invacare.com/annualreport.

Yes, you can.

Invacare Corporation

Proxy Statement
For the Annual Meeting of Shareholders
May 22, 2008

Why am I receiving these materials?

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Invacare for use at the Annual Meeting of Shareholders to be held on May 22, 2008 and any adjournments or postponements that may occur. The time, place and purposes of the annual meeting are set forth in the Notice of Annual Meeting of Shareholders, which accompanies this proxy statement. This proxy statement is being mailed to shareholders on or about April 9, 2008.

Who is paying for this proxy solicitation?

We will pay the expense of soliciting proxies, including the cost of preparing, assembling and mailing the notice, proxy statement and proxy. In addition to the solicitation of proxies by mail, our directors, officers or employees, without additional compensation, may make solicitations personally and by telephone. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners. Invacare has retained Georgeson Inc. to assist in the solicitation of proxies for a fee of $10,000 plus reimbursement of certain disbursements and expenses. Invacare has also agreed to indemnify Georgeson Inc. against certain liabilities and expenses, including certain liabilities and expenses under the federal securities laws.

Who is entitled to vote?

Only shareholders of record at the close of business on March 27, 2008, the record date for the meeting, are entitled to receive notice of and to vote at the annual meeting. On this record date, there were 30,965,784 common shares and 1,110,565 Class B common shares outstanding and entitled to vote.

How many votes do I have?

On each matter to be voted on, you have one vote for each outstanding common share you own as of March 27, 2008 and ten votes for each outstanding Class B common share you own as of March 27, 2008.

How do I vote?

If you are a shareholder of record, you can vote in person at the annual meeting or you can vote by signing and mailing in your proxy card in the enclosed envelope. If you are a shareholder of record, the proxy holders will vote your shares based on your directions.

If you sign and return your proxy card, but do not properly direct how your shares should be voted on a proposal, the proxy holders will vote **"FOR"** each of the director nominees named in proposal 1, "**FOR**" proposals 2 and 3, and **"AGAINST"** proposals 4 and 5 and will use their discretion on any other proposals and other matters that may be brought before the annual meeting.

If you hold common shares through a broker or nominee, you may vote in person at the annual meeting only if you have obtained a signed proxy from your broker or nominee giving you the right to vote your shares.

How do I vote my common shares held in the Invacare Retirement Savings Plan?

If you are a participant in the Invacare Retirement Savings Plan, the voting instruction card should be used to vote the number of common shares that you are entitled to vote under the plan. If you do not vote timely, your shares will not be counted.

What are the voting recommendations of the Board of Directors?

Our Board of Directors recommends that you vote:

- **"For"** the election of the four nominated directors to the class whose three-year term will expire in 2011;
- **"For"** the amendment to the Company's Amended and Restated Articles of Incorporation to eliminate certain supermajority voting requirements;
- **"For"** ratifying the appointment of Ernst & Young LLP as our independent auditors for our 2008 fiscal year; and
- **"Against"** both of the shareholder proposals.

What vote is required to approve each proposal?

Except as otherwise provided by Invacare's amended and restated articles of incorporation or code of regulations, or required by law, holders of common shares and Class B common shares will at all times vote on all matters, including the election of directors, together as one class. The holders of common shares and Class B common shares will vote together as one class on all five proposals described in this proxy statement. No holder of shares of any class has cumulative voting rights in the election of directors.

- Election of Directors (Proposal No. 1). The nominees receiving the greatest number of votes will be elected. A proxy card marked "Withhold Authority" with respect to the election of one or more directors will not be voted with respect to the director or directors indicated. Abstentions and broker non-votes will have no effect on the election of directors.
- Approval and adoption of the amendment to the Company's Amended and Restated Articles of Incorporation to eliminate certain supermajority voting requirements (Proposal No. 2). The approval and adoption of the amendment to the Company's Amended and Restated Articles of Incorporation to eliminate certain supermajority voting requirements requires the affirmative vote of the holders of at least two-thirds of the outstanding voting power of the Company. A proxy card marked as "Abstain" with respect to this proposal will not be voted, although it will be counted for purposes of determining the number of shares entitled to vote at the meeting. Accordingly, if you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will also have the same effect as a vote "Against" this proposal.
- Ratification of Auditors (Proposal No. 3). Ratification of the appointment of Ernst & Young LLP as our independent auditors requires the affirmative vote of the holders of a majority of the votes

cast. A proxy card marked as "Abstain" with respect to the ratification of the appointment of Ernst & Young LLP will not be voted, although it will be counted for purposes of determining the number of shares entitled to vote at the meeting. Accordingly, if you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect on the ratification.

- Shareholder Proposals (Proposal No. 4 and 5). If properly presented at the annual meeting, the approval of each of the shareholder proposals requires the affirmative vote of a majority of the votes cast. A proxy card marked as "Abstain" with respect to each of the shareholder proposals will not be voted, although it will be counted for purposes of determining the number of shares entitled to vote. Accordingly, if you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect on the approval of the shareholder proposals.

What constitutes a quorum?

A quorum of shareholders will be present at the annual meeting if at least a majority of the aggregate voting power of common shares and Class B common shares outstanding on the record date are represented, in person or by proxy, at the annual meeting. On the record date, 42,071,434 votes were outstanding; therefore, shareholders representing at least 21,035,718 votes will be required to establish a quorum. Abstentions and broker non-votes will be counted towards the quorum requirement.

Can I revoke or change my vote after I submit a proxy?

Yes. You can revoke your proxy or change your vote at any time before the proxy is exercised at the annual meeting. This can be done by either submitting another properly completed proxy card with a later date, sending a written notice to our Secretary, or by attending the annual meeting and voting in person. You should be aware that simply attending the annual meeting will not automatically revoke your previously submitted proxy; rather you must notify an Invacare representative at the annual meeting of your desire to revoke your proxy and vote in person.

Can I access the Notice of Annual Meeting, Proxy Statement and the 2007 Annual Report on the Internet?

The Notice of Annual Meeting, Proxy Statement and 2007 Annual Report are available on the Internet at www.invacare.com/annualreport. We will also provide a copy of any of these documents to any shareholder free of charge, upon request by writing to: Shareholder Relations Department, Invacare Corporation, One Invacare Way, P.O. Box 4028, Elyria, Ohio 44036-2125.

If you hold your shares in a bank or brokerage account, your bank or broker may also provide you copies of these documents electronically. Please check the information provided in the proxy materials mailed to you by your bank or broker regarding the availability of this service.

ELECTION OF DIRECTORS
(Proposal No. 1)

At the annual meeting, four directors will be elected to serve a three-year term until the annual meeting in 2011 or until their successors have been elected and qualified. Each of the nominees is presently a director of Invacare and has indicated his or her willingness to serve another term as a director if elected. If any nominee should become unavailable for election, which is not currently expected, it is intended that the shares represented by proxy will be voted for any substitute

nominee(s) as may be named by the Board of Directors. In no event will the proxy holders vote for more than four nominees or for persons other than those named below and any substitute nominee for any of them.

Nominees for Terms Expiring in 2011

Michael F. Delaney, 59, has been a director since 1986. Since 1983, Mr. Delaney has been the Associate Director of Development of the Paralyzed Veterans of America, a national veterans' service organization in Washington, D.C. In October 2003, Mr. Delaney's title changed to Development Officer, Corporate Marketing.

C. Martin Harris, M.D., 51, has been a director since 2003. Since 1996, Dr. Harris has been the Chief Information Officer and Chairman of the Information Technology Division of The Cleveland Clinic Foundation in Cleveland, Ohio and a Staff Physician for The Cleveland Clinic Hospital and The Cleveland Clinic Foundation Department of General Internal Medicine. Additionally, since 2000, he has been Executive Director of e-Cleveland Clinic, a series of e-health clinical programs offered over the Internet. Nationally, Dr. Harris serves as the Chairman of the National Health Information Infrastructure (NHII) Task Force of the Healthcare Information and Management Systems Society (HIMSS), the largest information and management systems society in the world. He is also the Chairman of the Foundation Board for the e-Health Initiative, a public policy and advocacy group that encourages the interoperability of information technology in healthcare.

Bernadine P. Healy, M.D., 63, has been a director since 1996. Dr. Healy has been a columnist and Health Editor for *U.S. News & World Report* since September 2002. She has served on The President's Council of Advisors on Science and Technology (PCAST) since 2001, and served as a chair of the Ohio Commission to Reform Medicaid in 2003. Dr. Healy was President and CEO, American Red Cross from September 1999 to December 2001. From 1995 to August 1999, Dr. Healy served as the Dean and Professor of Medicine of the College of Medicine and Public Health of The Ohio State University, Columbus, Ohio. Dr. Healy is a Trustee of the Battelle Memorial Institute in Columbus, Ohio and is a director of Ashland, Inc. (NYSE), Covington, Kentucky, a company in specialized chemicals; The Progressive Corporation (NYSE), Cleveland, Ohio, an automobile insurance company; and National City Corporation (NYSE), Cleveland, Ohio, a financial holding company with assets over $100 billion, providing a full range of banking and financial services.

A. Malachi Mixon, III, 67, has been a director since 1979. Mr. Mixon has been Chief Executive Officer since 1979 and Chairman of the Board since 1983 and also served as President until 1996, when Gerald B. Blouch, Chief Operating Officer, was elected as our President. Mr. Mixon serves as a director of The Sherwin-Williams Company (NYSE), Cleveland, Ohio, a manufacturer and distributor of coatings and related products. Mr. Mixon also serves as Chairman of the Board of Trustees of The Cleveland Clinic Foundation, Cleveland, Ohio, one of the world's leading academic medical centers.

Invacare's Board of Directors recommends that shareholders vote "FOR" the election of the four directors to the class whose three-year term will expire in 2011.

Directors whose Terms Will Expire in 2009

James C. Boland, 68, has been a director since 1998 and was appointed as Invacare's Lead Director in February 2008. Mr. Boland, prior to his retirement in 2007, served as President, Chief Executive Officer and Vice Chairman of the Cavaliers Operating Company, LLC (formerly Cavaliers/Gund Arena Company) operator of the Cleveland Cavaliers professional basketball team and Quicken Loans Arena. Prior to his time with the Cavaliers, Mr. Boland served for 22 years as a partner of Ernst & Young LLP in various roles, including Vice Chairman and Regional Managing Partner as well

as a member of the firm's Management Committee from 1988 to 1996, and as Vice Chairman of National Accounts from 1997 to his retirement from the firm in 1998. Mr. Boland also is a director of The Sherwin-Williams Company (NYSE), Cleveland, Ohio, a manufacturer and distributor of coatings and related products and The Goodyear Tire & Rubber Company (NYSE), Akron, Ohio, one of the world's leading manufacturers of tires and rubber products.

Gerald B. Blouch, 61, has been President and a director of Invacare since November 1996. Mr. Blouch has been Chief Operating Officer since December 1994 and Chairman-Invacare International since December 1993. Previously, Mr. Blouch was President-Homecare Division from March 1994 to December 1994 and Senior Vice President-Homecare Division from September 1992 to March 1994. Mr. Blouch served as Chief Financial Officer of Invacare from May 1990 to May 1993 and Treasurer of Invacare from March 1991 to May 1993.

William M. Weber, 68, has been a director since 1988. In August 2005, Mr. Weber became President and CEO of Air Enterprises L.L.C., which designs and manufactures custom high end air handling equipment for critical areas in the hospital, drug and educational markets. Mr. Weber also serves as a director of Air Enterprises L.L.C. From 1994 to 2005, Mr. Weber was President of Roundcap L.L.C. and a principal of Roundwood Capital L.P., a partnership that invested in public and private companies. From 1968 to 1994, Mr. Weber was President of Weber, Wood, Medinger, Inc., Cleveland, Ohio, a commercial real estate brokerage and consulting firm.

Directors whose Terms Will Expire in 2010

John R. Kasich, 55, has been a director since 2001. Mr. Kasich is a Managing Director of Lehman Brothers' investment banking group. He spent 18 years as a member of the House of Representatives of the United States Congress, and served as head of the House Budget Committee from 1995 to 2000. He was the chief architect of the Balanced Budget Act of 1997, which eliminated the federal budget deficits. As a committee chairman, he was the House's top negotiator with the White House over details of the plan, setting spending limits for all federal government agencies and cutting taxes. Mr. Kasich serves as a director of Worthington Industries, Inc. (NYSE), Columbus, Ohio, a diversified steel processor that focuses on steel processing and metals-related businesses. Mr. Kasich is also a contributor to the Fox News Channel.

Dan T. Moore, III, 68, has been a director since 1980. Mr. Moore has been President of Dan T. Moore Co. since 1979 and is Chairman of seven advanced materials manufacturing companies: Flow Polymers, Inc., Soundwich, Inc., Team Wendy LLC, Impact Ceramics LLC, Allegiant Medical LLC, Tennessee Iron Products and ePIFNI/SONIC. He is a director of Hawk Corporation (AMEX), Cleveland, Ohio, a supplier of friction products for brakes, clutches, and transmissions used in aerospace, industrial and specialty applications, and is a director of Park-Ohio Holdings Corp (NasdaqNM), Cleveland, Ohio, a provider of supply chain logistics and a manufacturer of engineered products. Mr. Moore is also a Trustee of the Cleveland Clinic Foundation.

Joseph B. Richey, II, 71, has been a director since 1980. Mr. Richey has been President-Invacare Technologies and Senior Vice President-Electronic and Design Engineering since 1992. Previously, Mr. Richey was Senior Vice President-Product Development from 1984 to 1992, and Senior Vice President and General Manager-North American Operations from September 1989 to September 1992. Mr. Richey also serves as a director of Steris Corporation (NYSE), Cleveland, Ohio, a manufacturer and distributor of medical sterilizing equipment and is a member of the Board of Trustees for Case Western Reserve University and The Cleveland Clinic Foundation.

General James L. Jones, 64, has been a director since March 2007. General Jones was commissioned into the Marine Corps in 1967, served in Vietnam as a platoon and company

commander and became Commandant of the Marine Corps in 1999. General Jones graduated from the National War College in 1985 and later served as Military Assistant to the U.S. Secretary of Defense. General Jones recently retired as Supreme Allied Commander of NATO (North Atlantic Treaty Organization) and Commander of the United States European Command. General Jones has a Bachelor of Science degree and Honorary Doctorate from Georgetown University. General Jones also is a director of The Boeing Company (NYSE), Chicago, Illinois, one of the world's major aerospace firms, and Cross Match Technologies, Inc., Palm Gardens, Florida, a global provider of biometric technologies.

APPROVAL AND ADOPTION OF AN AMENDMENT TO THE COMPANY'S AMENDED AND RESTATED ARTICLES OF INCORPORATION (Proposal No. 2)

The Board of Directors has concluded that it is advisable and in the best interests of the Company and its shareholders to adopt a certificate of amendment (the "Amendment") to remove certain supermajority vote provisions in the Company's Amended and Restated Articles of Incorporation, as amended (the "Charter"). The Amendment initially was recommended to the Board after careful consideration by the Compensation, Management Development and Corporate Governance Committee of the Board (the "Compensation Committee"), a committee comprised of independent directors, as part of its continuing review of corporate governance matters and in response to input received from a Company shareholder.

A shareholder of the Company submitted a proposal to be voted upon at the annual meeting requesting that the Company take the steps necessary to remove the supermajority vote provisions from the Company's charter documents. The shareholder withdrew the proposal based on the Board of Directors' decision to submit this proposal to remove certain supermajority vote provisions in the Charter. The Company will furnish to any person, orally or in writing as requested, the name and address of, and the number of Common Shares held by, the shareholder proponent promptly upon any written or oral request.

Under Section (b) of Article VI of the current Charter, the affirmative vote of at least two-thirds of the then-outstanding voting power of the Company is required for the approval of certain business combination transactions and arrangements with shareholders who beneficially own ten percent (10%) or more of the voting power of the Company ("10% shareholders"). This supermajority vote requirement does not apply if (1) the transaction or arrangement has been approved and recommended by the Board of Directors prior to the acquisition by the shareholder of the 10% interest in the Company, and (2) the terms of any inducements made to officers or directors of the Company, if any, which are not made available to all shareholders have been disclosed to all shareholders. The Amendment removes these supermajority voting provisions from the Charter by deleting Section (b) of Article VI.

Although the Amendment does not have any anti-takeover effect, shareholders should be aware that certain other provisions of Ohio law, other sections of the Company's Code of Regulations and Charter and other regulatory requirements will continue to have certain anti-takeover effects notwithstanding the Amendment, and in certain circumstances, create impediments which may frustrate or delay persons seeking to effect a takeover or otherwise gain control of the Company. In determining whether the Amendment is in the best interests of the Company's shareholders, the Compensation Committee and the Board of Directors considered arguments for and against the supermajority vote requirement that was adopted by the Board and the shareholders in 1987. Each of the Compensation Committee and the Board considered the original purpose of these supermajority vote provisions and believes that, in the ensuing years, the current Charter provision helped to protect the Company and its shareholders against self-interested actions by one or more large shareholders and encouraged a person making an unsolicited bid for the Company to negotiate with the Board. However, the Compensation Committee and the Board also considered the other safeguards currently

in place which also protect the Company and its shareholders against these self-interested actions and concluded that the remaining safeguards are sufficient to accomplish this purpose. The Compensation Committee and the Board also took into consideration the views of certain institutional shareholders who believe that these provisions are inconsistent with principles of good corporate governance in that they limit shareholders' ability to participate effectively in corporate decisions. After this review, and upon the recommendation of the Compensation Committee, the Board has determined that it is appropriate and in the best interests of the Company and its shareholders to eliminate these supermajority voting provisions.

We are asking our shareholders to approve and adopt the Amendment. The proposed changes to the Company's Charter contained in the Amendment are set forth in Appendix A to this proxy statement, with deletions indicated by strike-outs. This proposal requires the affirmative vote of at least two-thirds of the outstanding voting power of the Company. If shareholders approve this proposal, it will be effected by the filing of a Certificate of Amendment with the Secretary of State of the State of Ohio promptly after the Annual Meeting.

The Company's Board of Directors recommends that shareholders vote "FOR" the approval and adoption of the Amendment to the Amended and Restated Articles of Incorporation.

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS (Proposal No. 3)

The Audit Committee has appointed Ernst & Young LLP to continue as our independent auditors and to audit our financial statements for the year ended December 31, 2008. The Audit Committee and the Board of Directors are asking you to ratify this appointment. During the year ended December 31, 2007, Ernst & Young LLP served as our principal auditors and provided tax and other services. See "Independent Auditors." Representatives of Ernst & Young LLP are expected to be present at the annual meeting and will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Invacare's Board of Directors recommends that shareholders vote "FOR" the ratification of the appointment of Ernst & Young LLP as our independent auditors.

SHAREHOLDER PROPOSALS

We expect the following proposals (Proposals 4 and 5 on the proxy card) to be presented by certain shareholder proponents (or the shareholder's designated proxy or representative) at the annual meeting. The Company will furnish to any person, orally or in writing as requested, the name and address of, and the number of Common Shares held by, the shareholder proponents promptly upon any written or oral request. The shareholder proposals set forth below contain assertions about the Company and other matters that we believe are incorrect. We have not attempted to refute all of these inaccuracies. The Board of Directors has recommended a vote against these proposals for the broader policy reasons set forth following each proposal. For the reasons stated, the Board of Directors does not support these proposals.

SHAREHOLDER PROPOSAL ON DECLASSIFYING THE BOARD OF DIRECTORS (Proposal No. 4)

For the second consecutive year, a group of related shareholders has given notice that it intends to present the proposal set forth below for action at the annual meeting.

Shareholder Proposal

"BE IT RESOLVED, that the stockholders of Invacare Corporation request that the Board of Directors take the necessary steps to declassify the Board of Directors and establish annual elections of directors, whereby directors would be elected annually and not by classes. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term, under the current classified system, subsequently expires."

The following statement was submitted in support of the resolution:

"We believe that the ability to elect directors is the single most important use of the shareholder franchise. Accordingly, directors should be accountable to shareholders on an annual basis. The election of directors by classes, for three-year terms, in our opinion, minimizes accountability and precludes the full exercise of the rights of shareholders to approve or disapprove annually the performance of a director or directors.

In addition, since only one-third of the Board of Directors is elected annually, we believe that classified boards could frustrate, to the detriment of long-term shareholder interest, the efforts of a bidder to acquire control or a challenger to engage successfully in a proxy contest.

We urge your support for the proposal to repeal the classified board and establish that all directors be elected annually."

Statement of Board of Directors
Opposing Shareholder Proposal

The Board of Directors unanimously recommends that you vote AGAINST this shareholder proposal. This identical proposal was presented to shareholders at the 2007 Annual Meeting and was not approved. The Board of Directors does not believe that this proposal will promote the best interests of the Company or its shareholders.

The Company's Code of Regulations provides for the election of directors in three classes. Each class serves for a term of three years, with one class, constituting approximately one-third of the Board of Directors, being elected each year at the Company's annual meeting of shareholders.

The election of directors by classes assures that approximately two-thirds of the Board will have prior experience with and knowledge of Invacare. This provides needed continuity and solid knowledge of the Company's business and the industry in which it operates. Directors familiar with Invacare are able to provide informed oversight of corporate policies and the perspective necessary for the orderly development of sound, long-term strategic planning. An abrupt change in the Board of Directors could impair Invacare's progress in achieving its long-term strategic goals.

It is important that Invacare's employees, shareholders, customers and suppliers, as well as others with whom the Company does business, are able to rely on the continuity and stability of the Company's corporate policies.

The Board of Directors strongly believes that a classified board structure greatly reduces the Company's vulnerability to certain potentially abusive takeover tactics and encourages potential acquirers to enter into arm's length negotiations with experienced directors as opposed to a few large shareholders. The Board notes that Invacare is in the process of recovering from recent downturns in earnings and stock price brought about by external market forces, and may be particularly vulnerable at this time to abusive takeover tactics by opportunistic acquirers that seek to purchase companies at reduced prices only to turn around and sell those companies at a profit after those businesses have

regained their strength. The ability to resist abusive takeover tactics allows the Board of Directors to consider how best to preserve Invacare's long-term value to shareholders as well as its relationships with its customers, suppliers and employees around the globe. A classified board gives the Board of Directors the opportunity to review any takeover proposal, study appropriate alternatives and achieve the best long-term results for all shareholders, both large and small.

The Board of Directors believes that directors elected to a classified board are no less accountable or responsive to shareholders than they would be if elected annually. The same standards of performance apply to all directors regardless of the term of service. Invacare's Code of Regulations permits the removal of directors for cause by majority vote at any special meeting of shareholders properly called for that purpose, subject to certain limitations as described in the Code of Regulations. Accordingly, you have the opportunity as shareholders to express your views regarding the Board's performance and to influence its composition by voting at each annual election of directors and through the removal procedures permitted by Invacare's Code of Regulations.

The Board of Directors unanimously recommends that shareholders vote "AGAINST" the adoption of this Shareholder Proposal (Proposal No. 4).

SHAREHOLDER PROPOSAL ON MAJORITY VOTING FOR ELECTION OF DIRECTORS (Proposal No. 5)

A shareholder has given notice that it intends to present the proposal set forth below for action at the Annual Meeting.

Shareholder Proposal

"RESOLVED: That the shareholders of Invacare Corporation (the "Company") hereby request that the board of directors amend the Company's governing documents and take such other steps as may be necessary to provide that at each shareholder meeting where there is an uncontested election for the board of directors, a director shall be elected by a majority of the votes cast with respect to that director, with any incumbent director who fails to achieve such a majority vote obliged to tender his or her resignation and the board obliged to decide and state publicly within 90 days whether it has accepted that resignation."

The following statement was submitted in support of the resolution:

"Invacare Corporation uses a "plurality vote" standard to elect directors. What this means is that in an uncontested election, there is no way for shareholders to vote against an individual candidate; shareholders can merely "withhold" support for that candidate, who will be elected anyway. In effect, plurality voting allows a candidate to be elected even if a substantial majority of shares are not affirmatively voted in favor of that candidate.

This proposal asks the Board to adopt a "majority vote" policy for electing directors. This would mean that nominees for the board must receive a majority of the votes cast in order to be elected or re-elected to the board, i.e., the number of votes cast "for" a nominee must exceed the number of votes cast "against" a nominee. If the only options are to vote "yes" or to "withhold" support, then a "withhold" vote would count as a vote "against" the nominee.

In our view, an effective majority vote policy should also require incumbent directors who fail to win re-election to resign from the board. Without such a provision, the failure of a candidate to achieve a majority might be viewed as creating a vacancy, and state law may allow an incumbent to fill that "vacancy" until his or her successor is chosen.

Allowing a director to hold onto his or her seat in that situation undercuts the goal of majority voting, which is why resignations are required at companies that adopt majority voting and why in that situation a board must decide and announce within 90 days whether it will accept the resignation.

Majority voting has been adopted by dozens of companies in recent years. In our view, such a "majority vote" standard in director elections would give shareholders a more meaningful role in the director election process. We believe that Invacare should make appropriate changes to its governing documents to empower shareholders here.

We urge your support for this important director election reform."

Statement of Board of Directors
Opposing Shareholder Proposal

The Board of Directors recommends that you vote AGAINST this proposal because, in the Board's view, the proposed change is unnecessary and has the potential to disrupt Invacare's corporate governance processes. Moreover, making this fundamental change right now would be premature.

The system of plurality voting, which the proponent seeks to replace, has long been the accepted system among major U.S. companies, and the rules governing plurality voting are well known and understood. Prior to January 1, 2008, Ohio law did not permit majority voting in the election of directors and, even today, plurality voting for director elections continues to be the default system under Ohio law and most other state corporate laws.

Using the longstanding and previously-mandated plurality voting standard, our shareholders have always elected extremely qualified and experienced directors with the highest level of personal and professional ethics, integrity and values. All of Invacare's non-management directors and director nominees qualify as "independent" under the New York Stock Exchange independence standards. Invacare's Audit Committee, its Compensation, Management Development and Corporate Governance Committee and its Nominating Committee, which is responsible for recommending our director nominees, are each composed entirely of independent directors. During the last five years, no nominee for election as a director of Invacare has received affirmative votes of less than 90% of the votes cast at an annual meeting.

The proposed change would raise difficult issues and have potentially disruptive consequences. Under Ohio law, a director serves until a successor is elected, or until the director's earlier resignation, removal from office, or death. If this proposal is adopted, an incumbent director who does not receive a majority vote will be required to resign from the Board of Directors. If the resignation of an incumbent director is accepted by the Board, the resignation will result in a vacancy on the Board of Directors, and the Board of Directors would be responsible for appointing someone to fill the resulting vacancy. In the event that a non-incumbent director in an uncontested election failed to receive a majority vote for election, a vacancy would also result, which would be filled by the directors, not shareholders. Having the Board appoint directors is less democratic than having shareholders elect them by plurality vote.

The Board is also concerned that this proposal will make it more difficult to attract and retain the best director candidates. During the past eleven years, Invacare has been fortunate to add five new directors who were, respectively, the former Vice Chair of a major international accounting firm, the former Chair of the Budget Committee of the United States House of Representatives, the former Dean of The Ohio State University Medical School and former President of the American Red Cross, the head of information technology at one of the world's foremost health care institutions and the former Supreme Allied Commander of NATO. Each of these prominent individuals was recruited to fill a

particular need on the Board and the Board believes that the Company has benefited immensely from their contributions. If this proposal is approved, the Board believes that there would be a significant risk that future director elections would attract organized opposition from so-called activist shareholders who, in the Board's view, would likely be seeking to further their own agendas instead of promoting the long-term best interests of Invacare. The possibility that these efforts might succeed in denying a nominee the necessary majority vote and thereby trigger a requirement for what could be an embarrassing public resignation poses, in the opinion of the board, a threat to the Company's continuing ability to attract and retain director candidates with credentials equivalent to those of recent additions to Invacare's Board.

Governmental entities, scholars and corporations, including Invacare, continue to research the desirability and mechanics of implementing a change to the voting standard for director elections. We recognize that over the past year other companies have voluntarily initiated various changes in their director election requirements. In the view of the Board, a consensus has not yet developed, however, as to the most workable solution.

We will continue to monitor developments and be prepared to take whatever action we believe is appropriate to further our longstanding commitment to good corporate governance. At this point in time, however, we believe that the proposed change would raise many difficult issues and perhaps have unintended, unforeseen, unnecessary and potentially harmful consequences for our shareholders. Accordingly, we recommend that you vote against this proposal.

The Board of Directors unanimously recommends that shareholders vote "AGAINST" the adoption of this Shareholder Proposal (Proposal No. 5).

SHARE OWNERSHIP OF PRINCIPAL HOLDERS AND MANAGEMENT

Who are the largest holders of Invacare's outstanding common shares and what is their total voting power?

The following table shows, as of February 22, 2008, the share ownership of each person or group known by Invacare to beneficially own more than 5% of either class of common shares of Invacare:

	Common Shares Beneficially owned		Class B Common Shares Beneficially owned*		
Name and business address of beneficial owner	**Number of Shares**	**Percentage**	**Number of shares**	**Percentage**	**Percentage of total voting power beneficially owned**
A. Malachi Mixon, III One Invacare Way, Elyria, Ohio 44035(1)	2,403,364	7.2%	703,912	63.4%	21.2%
Joseph B. Richey, II One Invacare Way, Elyria, Ohio 44035(2)	828,833	2.6%	376,262	33.9%	10.6%
Barclays Global Investors (Deutschland) AG Apianstrasse 6 D-85774 Unterfohring, Germany(3)(4)	2,755,673	8.6%	—	—	6.4%
Wellington Management Company, LLP 75 State Street, Boston, MA 02109(3)(5)	2,221,864	6.9%	—	—	5.1%
Bank of America Corporation 100 North Tryon Street Floor 25, Bank of America Corporate Center Charlotte, NC 28255(3)(6)	1,718,823	5.4%	—	—	4.0%
NFJ Investment Group LP 2100 Ross Avenue, Suite 700, Dallas, TX 75201(3)(7)	1,669,600	5.2%	—	—	3.9%

* All holders of Class B common shares are entitled to convert any or all of their Class B common shares to common shares at any time, on a share-for-share basis. In addition, Invacare may not issue any additional Class B common shares unless the issuance is in connection with share dividends on, or share splits of, Class B common shares.

(1) Includes 1,375,325 common shares that may be acquired upon the exercise of stock options during the 60 days following February 22, 2008. For purposes of calculating the percentage of outstanding common shares beneficially owned by Mr. Mixon and his percentage of total shares beneficially owned, the common shares which he had the right to acquire during that period by exercise of stock options are considered to be outstanding. The number of shares shown as beneficially owned by Mr. Mixon also includes (i) 18,539 common shares owned by the trustee for Invacare Retirement Savings Plan, (ii) 307,149 common shares owned of record by Mr. Mixon's spouse, (iii) 24,576 common shares owned by the trustee for a 1997 grantor retained annuity trust created by Mr. Mixon, and (iv) 24,577 common shares owned by the trustee for a 1997 grantor retained annuity trust created by Mr. Mixon's spouse. Mr. Mixon disclaims beneficial ownership of the shares held by his spouse and the grantor retained annuity trusts created by the reporting person's spouse.

(2) Includes 166,850 common shares, which may be acquired upon the exercise of stock options during the 60 days following February 22, 2008. For purposes of calculating the percentage of

outstanding common shares beneficially owned by Mr. Richey and his percentage of total shares beneficially owned, the common shares which he had the right to acquire during that period by exercise of stock options are deemed to be outstanding.

(3) The number of common shares beneficially owned is based upon a Schedule 13G or 13G/A filed by the holder with the SEC to reflect share ownership as of December 31, 2007.

(4) Number of shares owned is based solely on a Schedule 13G dated January 10, 2008. The Schedule 13G reports that Barclays Global Investors (Deutschland) AG ("Barclays") may be deemed to be the beneficial owner of 2,755,673 common shares as a result of acting as investment adviser to or manager of various investment companies, trusts and accounts (the "Funds"). In its role as investment adviser or manager, Barclays possesses sole voting power for 2,345,079 shares and sole dispositive power for 2,755,673 shares that are owned by the Funds. Barclays disclaims beneficial ownership of those common shares because they are owned by the Funds.

(5) The Schedule 13G was filed by Wellington Management Company, LLP, which has sole voting power and sole dispositive power with respect to none of the 2,221,864 common shares held.

(6) Bank of America Corporation, NB Holdings Corporation, Bank of America, N.A., United States Trust Company, N.A., Banc of America Securities Holdings Corporation, Banc of America Securities LLC, Columbia Management Group, LLC, Columbia Management Advisors, LLC and Banc of America Investment Advisors, Inc. ("BOA," "NB," "BOANA," "USTCNA," "BOASH," "BOAS," "CMG," "CMA," "BOAIA," respectively) have shared voting and dispositive power over the shares. As reported in their Schedule 13G dated February 5, 2008, BOA has shared voting power over 1,308,957 of the shares and shared dispositive power over 1,718,823 of the shares. NB has shared voting power over 1,308,957 of the shares and shared dispositive power over 1,718,823 of the shares. BOANA has sole voting power over 10,640 of the shares and sole dispositive power over 10,604 of the shares. BOANA has shared voting power over 1,075,299 of the shares and shared dispositive power over 1,485,165 of the shares. USTCNA has sole voting power over 28,590 of the shares and sole dispositive power over 20,590 of the shares. USTCNA has shared dispositive power over 8,000 of the shares. BOASH has shared voting powers over 194,464 of the shares and shared dispositive power over 194,464 of the shares. BOAS has sole voting power over 194,464 of the shares and sole dispositive power over 194,464 of the shares. CMG has shared voting power over 1,065,555 of the shares and shared dispositive power over 1,480,065 of the shares. CMA has sole voting power over 1,065,555 of the shares and sole dispositive power over 1,476,965 of the shares. BOAIA has shared voting power over 4,644 and shared dispositive power over 4,644 of the shares.

(7) The Schedule 13G was filed by NFJ Investment Group LP, which has sole voting power and sole dispositive power with respect to all 1,669,600 of the common shares held.

How many common shares do each of Invacare's directors and executive officers hold and what is their level of total voting power?

The following table sets forth, as of February 22, 2008, the share ownership of all directors, our Chief Executive Officer and our four other highest paid executive officers and all directors and executive officers as a group:

	Common Shares beneficially owned		Class B Common Shares beneficially owned**		
Name of beneficial owner	**Number of shares**	**Percentage**	**Number of shares**	**Percentage**	**Percentage of total voting power beneficially owned**
Gerald B. Blouch(3)	735,817	2.2%	—	—	1.7%
James C. Boland(3)	54,119	*	—	—	*
Michael F. Delaney(3)	26,865	*	—	—	*
C. Martin Harris, M.D.(3)	22,678	*	—	—	*
Bernadine P. Healy, M.D.(3)	48,320	*	—	—	*
General James L. Jones(3)	2,057	*	—	—	*
John R. Kasich(3)	45,336	*	—	—	*
A. Malachi Mixon, III(1)	2,403,364	7.2%	703,912	63.4%	21.2%
Dan T. Moore, III(3)	116,696	*	—	—	*
Joseph B. Richey, II(2)	828,833	2.6%	376,262	33.9%	10.6%
Louis F.J. Slangen(3)	192,396	*	—	—	*
Gregory C. Thompson(3)(4)	196,621	*	—	—	*
William M. Weber(3)	80,180	*	—	—	*
All executive officers and Directors as a group (15 persons)(3)	4,853,212	13.9%	1,080,174	97.3%	34.1%

* Less than 1%.

** All holders of Class B common shares are entitled to convert any or all of their Class B common shares to common shares at any time, on a share-for-share basis. In addition, Invacare may not issue any additional Class B common shares unless the issuance is in connection with share dividends on, or share splits of, Class B common shares.

(1) See Footnote 1 to the preceding table.

(2) See Footnote 2 to the preceding table.

(3) The common shares beneficially owned by Invacare's executive officers and directors as a group include an aggregate of 2,730,176 common shares which may be acquired upon the exercise of stock options during the 60 days following February 22, 2008. For purposes of calculating the percentage of outstanding common shares beneficially owned by each of Invacare's executive officers and directors, and all of them as a group, and their percentage of total shares beneficially owned, common shares which they had the right to acquire by exercise of stock options within 60 days of February 22, 2008, are considered to be outstanding. The number of common shares that may be acquired by the exercise of such stock options for the noted individuals is as follows: Mr. Blouch, 577,175 shares; Mr. Boland, 51,111 shares; Mr. Delaney, 15,864 shares; Dr. Harris, 22,678 shares; Dr. Healy, 37,437 shares; General Jones, 2,057 shares; Mr. Kasich, 45,336 shares; Mr. Moore, 30,953 shares; Mr. Slangen, 156,650 shares; Mr. Thompson, 163,275 shares; and Mr. Weber, 19,365 shares.

(4) On January 15, 2008, Mr. Thompson resigned as Invacare's Chief Financial Officer, effective as of March 1, 2008.

Section 16(a) Beneficial Ownership Reporting Compliance

The rules of the SEC require us to disclose late filings of reports of stock ownership, and changes in stock ownership, by our directors and executive officers. To the best of Invacare's knowledge, all of the filings were made on a timely basis in 2007.

CORPORATE GOVERNANCE

How many times did the Board meet in 2007?

The Board of Directors held five meetings during the fiscal year ended December 31, 2007. Each director attended at least 75% of the aggregate of (1) the total number of meetings of the Board of Directors held during the period he or she served as a director and (2) the total number of meetings held by committees of the Board on which he or she served, except for Mr. Moore and Dr. Harris, who attended 70% and 71%, respectively, of the meetings. Board members are expected to attend Invacare's annual meeting of shareholders, and each director, except for Dr. Harris and Mr. Moore, attended last year's annual shareholder meeting.

The non-management directors meet in executive sessions after the end of each of the regularly scheduled Board meetings. During 2007, the chairpersons of the four standing committees of the Board rotated presiding over such sessions. In February 2008, the Board established the new position of Lead Director, who is appointed by the Board and will preside over executive sessions. James C. Boland currently serves as the Lead Director.

What codes of ethics apply to directors, officers and employees?

We have adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees. We also have adopted a separate Financial Code of Ethics that applies to our Chief Executive Officer (our principal executive officer) and our Chief Financial Officer (our principal financial officer and principal accounting officer). You can find both codes on our website at www.invacare.com by clicking on the link for Investor Relations. We will post any amendments to the codes, as well as any waivers that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission and the New York Stock Exchange, on our website. You also can obtain a printed copy of these documents, free of charge, by writing to: Shareholder Relations Department, Invacare Corporation, One Invacare Way, P.O. Box 4028, Elyria, OH 44036-2125.

Has the Board adopted corporate governance guidelines?

The Board has adopted Corporate Governance Guidelines. The Corporate Governance Guidelines contain principles that, along with the charters of the standing committees of the Board of Directors, provide the framework for Invacare's corporate governance. Among other things, the Corporate Governance Guidelines establish principles relating to:

- the composition of the Board of Directors, including independence and other qualification requirements;
- responsibilities and functions of the Board of Directors, such as meeting, orientation and continuing education guidelines;
- responsibilities of the Chairman and Chief Executive Officer and the Lead Director;
- the establishment and functioning of Board committees;
- executive sessions of non-management directors;

- succession planning;
- Board access to management, and evaluation of the Board and the Chief Executive Officer;
- communication and interaction by the Board with shareholders and other interested parties; and
- share ownership guidelines for directors and executive officers.

A copy of the Corporate Governance Guidelines can be found on Invacare's website at www.invacare.com by clicking on the link for Investor Relations. You also can obtain a printed copy of this document, free of charge, by writing to: Shareholder Relations Department, Invacare Corporation, One Invacare Way, P.O. Box 4028, Elyria, OH 44036-2125.

Who are the current members of the different Board committees?

Director	Audit Committee	Compensation, Management Development and Corporate Governance Committee	Nominating Committee	Investment Committee
Gerald B. Blouch				
James C. Boland +	*	**		
Michael F. Delaney				*
C. Martin Harris, M.D.				*
Bernadine P. Healy, M.D.		*		**
General James L. Jones			*	*
John R. Kasich			**	*
A. Malachi Mixon, III				
Dan T. Moore, III	*		*	
Joseph B. Richey, II				
William M. Weber	**	*	*	

* Member
** Chairperson
\+ Lead Director

What are the principal functions of the Board committees?

The Board has an Audit Committee; a Compensation, Management Development and Corporate Governance Committee; a Nominating Committee; and an Investment Committee.

Audit Committee. The Audit Committee assists the Board in monitoring (i) Invacare's compliance with legal and regulatory requirements, (ii) the integrity of Invacare's financial statements, and (iii) the independence, performance and qualifications of Invacare's internal and independent auditors. The specific functions and responsibilities of the Audit Committee are set forth in the Audit Committee Charter adopted by the Board of Directors, a copy of which is available at www.invacare.com by clicking on the link for Investor Relations. You also can obtain a printed copy of this document, free of charge, by writing to: Shareholder Relations Department, Invacare Corporation, One Invacare Way, P.O. Box 4028, Elyria, OH 44036-2125. The Audit Committee met nine times during 2007.

Our Board has determined that each member of the Audit Committee satisfies the current independence standards of the New York Stock Exchange listing standards and Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended. The Board also has determined that each of James

C. Boland and William M. Weber qualify as an "audit committee financial expert" as that term is defined in Item 407(d)(5) of Regulation S-K. As audit committee financial experts, each of Messrs. Boland and Weber satisfy the New York Stock Exchange accounting and financial management expertise requirements.

Compensation, Management Development and Corporate Governance Committee. The Compensation, Management Development and Corporate Governance Committee assists the Board in developing and implementing (i) executive compensation programs that are fair and equitable and that are effective in the recruitment, retention and motivation of executive talent required to successfully meet Invacare's strategic objectives, (ii) a management succession plan that meets Invacare's present and future needs, and (iii) Invacare's corporate governance policies and guidelines. See "Compensation Discussion and Analysis" below for additional information on the committee and its activities. Each of the current members of the Compensation, Management Development and Corporate Governance Committee is independent within the meaning of the New York Stock Exchange listing standards and Invacare's Corporate Governance Guidelines. The Board of Directors has adopted a charter for the Compensation, Management Development and Corporate Governance Committee, which is available at www.invacare.com by clicking on the link for Investor Relations. You also can obtain a printed copy of this document, free of charge, by writing to: Shareholder Relations Department, Invacare Corporation, One Invacare Way, P.O. Box 4028, Elyria, OH 44036-2125. The Committee met four times during 2007, including one meeting by teleconference.

Nominating Committee. The Nominating Committee assists the Board in identifying and recommending individuals qualified to become directors and will consider all qualified nominees recommended by shareholders. Each of the current members of the Nominating Committee is independent within the meaning of the New York Stock Exchange listing standards and Invacare's Corporate Governance Guidelines. The Board of Directors has adopted a charter for the Nominating Committee, which is available at www.invacare.com by clicking on the link for Investor Relations. You also can obtain a printed copy of this document, free of charge, by writing to: Shareholder Relations Department, Invacare Corporation, One Invacare Way, P.O. Box 4028, Elyria, OH 44036-2125. The Nominating Committee met one time during 2007.

Investment Committee. The Investment Committee assists the Board in monitoring the investments of the Invacare Retirement Savings Plan and other plans designated by the Board or the Investment Committee. Each of the current members of the Investment Committee is independent within the meaning of the New York Stock Exchange listing standards and Invacare's Corporate Governance Guidelines. The Board of Directors has adopted a charter for the Investment Committee, which is available at www.invacare.com by clicking on the link for Investor Relations. You also can obtain a printed copy of this document, free of charge, by writing to: Shareholder Relations Department, Invacare Corporation, One Invacare Way, P.O. Box 4028, Elyria, OH 44036-2125. The Investment Committee met two times during 2007.

Does the Board have a Lead Director?

In February 2008, the Board of Directors established the new position of Lead Director, and unanimously chose James C. Boland to serve in this position. The Lead Director is responsible for coordinating the activities of the independent directors, including the following specific responsibilities:

(i) advising the Chairman and Chief Executive Officer as to an appropriate schedule of Board meetings, seeking to ensure that the independent directors can perform their duties responsibly while not interfering with the flow of Company operations;

(ii) providing the Chairman and Chief Executive Officer with input as to the preparation for the agendas for the Board and Committee meetings;

(iii) advising the Chairman and Chief Executive Officer as to the quality, quantity and timeliness of the flow of information from Company management that is necessary for the independent directors to effectively and responsibly perform their duties; although Company management is responsible for the preparation of materials for the Board, the Lead Director may specifically request the inclusion of certain material;

(iv) interviewing, along with the chair of the Nominating Committee, all Board candidates, and making recommendations to the Nominating Committee and the Board;

(v) assisting the Board and Company officers in assuring compliance with and implementation of the Company's Corporate Governance Guidelines;

(vi) recommending revisions to the Corporate Governance Guidelines as appropriate;

(vii) coordinating and developing the agenda for and moderate executive sessions of the Board's independent directors; acting as principal liaison between the independent directors and the Chairman and Chief Executive Officer on sensitive issues;

(viii) evaluating, along with the members of the Compensation, Management Development and Corporate Governance Committee, the Chairman and Chief Executive Officer's performance; meeting with the Chairman and Chief Executive Officer to discuss the Board's evaluation;

(ix) discussing with the Chairman and Chief Executive Officer and the Compensation, Management Development and Corporate Governance Committee the membership of the various Board Committees, as well as selection of the Committee chairs;

(x) responding to the concerns of any directors, whether or not these concerns are discussed with the full Board;

(xi) assisting the Compensation, Management Development and Governance Committee in its role in connection with the annual self-evaluation process of the Board and its committees;

(xii) acting as a resource for, and counsel to, the Chairman and Chief Executive Officer; and

(xiii) performing other responsibilities as delegated by the Board.

A description of the responsibilities of the Lead Director is also included in Invacare's Corporate Governance Guidelines, which is available at www.invacare.com by clicking on the link for Investor Relations.

How does the Board determine whether non-employee directors are independent?

To be considered independent under the New York Stock Exchange independence criteria under Section 303A (the "NYSE Standards"), the Board of Directors must determine that a director does not have a direct or indirect material relationship with Invacare. The Board of Directors has adopted the following guidelines (set forth in the Corporate Governance Guidelines) to assist it in making such determinations:

A director will be considered independent if he or she, at any time that is considered relevant under the NYSE Standards (subject to any applicable transition rules of the NYSE Standards):

(i) has not been employed by Invacare or its affiliates;

(ii) has not had an immediate family member who has been employed by Invacare or its affiliates as an executive officer;

(iii) has not received, and has not had an immediate family member who has received, more than $100,000 per year in direct compensation from Invacare, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not in any way contingent on continued service);

(iv) has not been affiliated with or employed by a present or former internal or external auditor of Invacare;

(v) has not had an immediate family member who has been affiliated with or employed in a professional capacity (partner, principal or manager) by a former internal or external auditor of Invacare;

(vi) has not been employed, and has not had an immediate family member who has been employed, as an executive officer of another company where any of Invacare's present executives serve on that company's compensation committee; and

(vii) has not been an executive officer or an employee of another company, and has not had an immediate family member who has been an executive officer of another company, that does business with Invacare and makes payments to, or receives payments from, Invacare for property or services in an amount that, in the most recent fiscal year, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues.

Additionally, the following commercial and charitable relationships will be considered immaterial relationships and a director will be considered independent if he or she does not have any of the relationships described in clauses (i) — (vii) above, and:

(i) is not an executive officer of another company, and does not have an immediate family member who is an executive officer of another company, that is indebted to the Company, or to which Invacare is indebted, where the total amount of either company's indebtedness to the other is more than 5% of the total consolidated assets of the other company and exceeds $100,000 in the aggregate; and

(ii) does not serve, and does not have an immediate family member who serves, as an officer, director or trustee of a foundation (other than Invacare's foundation), university, charitable or other not for profit organization, and Invacare's, or Invacare foundation's, annual discretionary charitable contributions (any matching of employee charitable contributions will not be included in the amount of contributions for this purpose) to the organization, in the aggregate, are more than 5% percent of that organization's total annual revenues (or charitable receipts in the event such organization does not generate revenues).

In the event that a director has a relationship of the type described in clauses (i) or (ii) in the immediately preceding paragraph that falls outside of the "safe harbor" thresholds set forth in such clauses (i) and (ii), or if the director had any such relationship during the prior three years that fell outside of such "safe harbor" thresholds, then in any such case, the Board of Directors annually shall determine whether the relationship is material or not, and therefore, whether the director would be independent or not. Invacare will explain in its next proxy statement the basis for any Board of Directors determination that a relationship is immaterial despite the fact that it does not meet the categorical standards of immateriality set forth in clauses (i) and (ii) in the immediately preceding paragraph.

In addition, any director serving on the Audit Committee of Invacare may not be considered independent if he or she directly or indirectly receives any compensation from Invacare other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not in any way contingent on continued service).

The Board examined the transactions and relationships between Invacare and its affiliates and each of the directors, any of their immediate family members and their affiliates. Based on this review, the Board affirmatively determined that each of Messrs. Delaney, Boland, Weber, Kasich and Moore, Dr. Harris, Dr. Healy and General Jones is independent and do not have any direct or indirect material relationship with Invacare pursuant to the categorical standards set forth in Invacare's Corporate Governance Guidelines.

How are proposed director nominees identified, evaluated and recommended for nomination?

The Nominating Committee will seek candidates for an open director position by soliciting suggestions from Committee members, the Chairman of the Board, incumbent directors, senior management or others. The Committee also may retain a third-party executive search firm to identify candidates from time to time. Additionally, the Committee will consider any unsolicited recommendation for a potential candidate to the Board from Committee members, the Chairman of the Board, other Board members, management and shareholders. The Committee will accept shareholder recommendations regarding potential candidates for the Board, provided that shareholders send their recommendations to the Chairperson of the Committee, c/o Executive Officers, Invacare Corporation, One Invacare Way, Elyria, Ohio 44036, with the following information:

- The name and contact information for the candidate;
- A brief biographical description of the candidate, including his or her employment for at least the last five years, educational history, and a statement that describes the candidate's qualifications to serve as a director;
- A statement describing any relationship between the candidate and the nominating shareholder, and between the candidate and any employee, director, customer, supplier, vendor or competitor of Invacare; and
- The candidate's signed consent to be a candidate and to serve as a director if nominated and elected, including being named in Invacare's proxy statement.

Once the Nominating Committee has identified a prospective candidate, the Committee makes a determination whether to conduct a full evaluation of the candidate. This initial determination is based primarily on the Board's need to fill a vacancy or desire to expand the size of the Board, the likelihood that the candidate can meet the Nominating Committee's evaluation criteria set forth below, as well as compliance with all other legal and regulatory requirements. The Nominating Committee will rely on public information about a candidate, personal knowledge of any committee or Board member or member of management regarding the candidate, as well as any information submitted to the Committee by the person recommending a candidate for consideration. The Nominating Committee, after consultation with the Chairman of the Board, will decide whether additional consideration of the candidate is warranted.

If additional consideration is warranted, the Nominating Committee may request the candidate to complete a questionnaire that seeks additional information about the candidate's independence, qualifications, experience and other information that may assist the Committee in evaluating the candidate. The Committee may interview the candidate in person or by telephone and also may ask the candidate to meet with senior management. The Committee then evaluates the candidate against the standards and qualifications set out in the Nominating Committee's charter. Additionally, the Nominating Committee shall consider other relevant factors as it deems appropriate (including independence issues and familial or related party relationships).

Before nominating an existing director for re-election at an annual meeting, the Committee will consider:

- The director's value to the Board; and
- Whether the director's re-election would be consistent with Invacare's governance guidelines.

After completing the Nominating Committee's evaluation of new candidates or existing directors whose term is expiring, if the Committee believes the candidate would be a valuable addition to the Board or the existing director is a valued member of the Board, then the Nominating Committee will make a recommendation to the full Board that such candidate or existing director should be nominated by the Board. The Board will be responsible for making the final determination regarding prospective nominees after considering the recommendation of the Committee. These procedures were adhered to with respect to nominees for election at this meeting, who were unanimously recommended by the Nominating Committee and the entire Board of Directors.

How can shareholders and other interested parties communicate with the Board?

Shareholders and other interested parties may communicate their concerns directly to the entire Board or specifically to non-management directors of the Board. Such communications may be confidential or anonymous, if so designated, and may be submitted in writing to the following address: Shareholder Communication, c/o Executive Offices, Invacare Corporation, One Invacare Way, Elyria, Ohio 44036. The status of all outstanding concerns addressed to the entire Board or only to non-management directors will be reported to the Chairman of the Board or to the chair of the Audit Committee, respectively, on a quarterly basis.

Certain Relationships and Related Transactions

The Company has adopted a written policy for the review of transactions with related persons. The policy generally requires review, approval or ratification of transactions involving amounts exceeding $120,000 in which the Company is a participant and in which a director, director-nominee, executive officer, or a significant shareholder of the Company, or an immediate family member of any of the foregoing persons, has a direct or indirect material interest. These transactions must be reported for review by the Compensation, Management Development and Corporate Governance Committee. Following review, the Compensation, Management Development and Corporate Governance Committee determines to approve or ratify these transactions, taking into account, among other factors it deems appropriate, whether they are on terms no less favorable to the Company than those available with other unaffiliated parties and the extent of related person's interest in the transaction. The Chairman of the Compensation, Management Development and Corporate Governance Committee has the authority to approve or ratify any related party transaction in which the aggregate amount involved is expected to be less than $1,000,000. The policy provides for standing pre-approval of certain related party transactions, even if the amounts involved exceed $120,000, including certain transactions involving: compensation paid to executive officers and directors of the Company; other companies or charitable organizations where the amounts involved do not exceed $1,000,000 or 2% of the organization's total annual revenues or receipts; proportional benefits to all shareholders; rates or charges determined by competitive bids; services as a common or contract carrier or public utility; and banking-related services.

During 2007, Invacare purchased travel services from a third party private aircraft charter company. One of the aircraft available for use by the charter company is owned by an entity owned by Mr. Mixon and Mr. Richey. Invacare paid approximately $992,000 to the charter company in 2007 for use of the aircraft owned by Mr. Mixon and Mr. Richey. Invacare believes that the transactions were on terms no less favorable than those Invacare would expect to obtain from unrelated parties.

From early 1995 through the end of 2006, Invacare made investments in and loans to NeuroControl Corporation ("NeuroControl"), a North Ridgeville, Ohio-based privately-held company that develops and markets electromedical stimulation systems for stroke patients. As of December 31, 2006, Invacare had no net exposure related to its investment in and advances to NeuroControl after consideration of cumulative reserves and amounts written-off, totaling approximately $26 million. A substantial portion of Invacare's investment and advances was made pursuant to a secured credit facility. Mr. Richey is the Chairman of the Board and Chief Executive Officer of NeuroControl and Mr. Blouch serves as a Director of NeuroControl. Each of Dr. Bernadine Healy and Messrs. Evans, Moore, Weber (through his spouse), Mixon and Richey own minority equity interests in NeuroControl Corporation, having invested the following amounts in NeuroControl in 1997 or earlier: $50,000, $50,000, $100,000, $100,000, $245,000 and $7,513, respectively. In addition, (i) a private investment fund, the general partner of which is owned and controlled by Messrs. Mixon and Weber, has invested $350,000 in NeuroControl, (ii) a different private investment fund, in which Mr. Mixon is one of the three managing members of the general partner, has invested an aggregate of $750,000 in NeuroControl, and (iii) The Cleveland Clinic, Dr. Martin Harris' employer, has invested an aggregate of $750,001 in NeuroControl. Collectively, the aforementioned Invacare directors and other related parties own an aggregate of approximately 9.7% of the fully-diluted equity ownership of NeuroControl and Invacare owns an additional 30.1% of NeuroControl's equity. For financial reporting purposes, Invacare started to consolidate its investment in NeuroControl for periods beginning with the quarter ended March 31, 2005. In the fourth quarter of 2006, the Company's board of directors made a decision to no longer fund the cash needs of NeuroControl, to commence a liquidation process and cease operations as it was decided that the additional investment necessary to commercialize the business was not in the best interest of Invacare. Therefore, funding of this investment ceased on December 31, 2006. For financial reporting purposes only, in the fourth quarter of 2007, the Company recognized a one-time gain of $3,981,000 due to the cancellation of debt owed by NeuroControl to two third parties. During 2007, all operations of NeuroControl were wound down.

The relationships described above have been reviewed and ratified in accordance with the Company's policy for review of transactions with related persons.

AUDIT COMMITTEE AND RELATED MATTERS

The following Report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent the Company specifically incorporates this Report by reference therein.

Report of the Audit Committee

The Audit Committee assists the Board of Directors in its oversight and monitoring of:

- the integrity of the Company's financial statements;
- the independence, performance and qualifications of the Company's internal and independent auditors; and
- the Company's compliance with legal and regulatory requirements.

The Audit Committee's activities are governed by a written charter adopted by the Board of Directors which is available on the Company's website (www.invacare.com) by clicking on the link for Investor Relations.

Each member of the Audit Committee satisfies the independence requirements set forth in the New York Stock Exchange listing standards and Rule 10A-3 of the Securities Exchange Act of 1934, as amended.

Management has the primary responsibility for the Company's financial statements and the reporting process, including the system of internal and disclosure controls. Ernst & Young LLP, the Company's independent registered public accounting firm for 2007, audited the annual financial statements prepared by management and expressed an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States. Ernst & Young LLP also audited the Company's internal control over financial reporting as of December 31, 2007, and issued an opinion with respect to the Company's internal control over financial reporting as of December 31, 2007.

For many years, the Company engaged a third party to conduct internal audit services and report its analyses, findings and recommendations directly to the Audit Committee. During 2007, the Audit Committee met with this third party and Ernst & Young LLP, with and without management present, to discuss their examinations, their continuing evaluation of the Company's internal and disclosure controls and the overall quality of the Company's internal procedures and controls over financial reporting.

As part of its oversight responsibilities described above, the Audit Committee met and held discussions with management, with Ernst & Young LLP and with its internal auditors relative to the Company's financial reporting. Management represented to the Audit Committee that the Company's financial statements were prepared in accordance with accounting principles generally accepted in the United States, and the Audit Committee reviewed and discussed the audited financial statements with management and Ernst & Young LLP, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of specific judgments and the clarity of disclosures in the financial statements. The Audit Committee also discussed with Ernst & Young LLP such other matters as are required to be discussed with the Audit Committee by Statement on Auditing Standards No. 61, as amended by Statement on Auditing Standards No. 90, (*Communication with Audit Committees*).

In addition, Ernst & Young LLP provided to the Audit Committee the written disclosures and letter required by Independence Standards Board Standard No. 1 (*Independence Discussions With Audit Committees*), and by all relevant professional and regulatory standards, related to the auditors' independence. The Audit Committee discussed with Ernst & Young LLP their independence from the Company and its management and considered the compatibility of non-audit services with the auditors' independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 for filing with the Securities and Exchange Commission.

The Audit Committee has appointed Ernst & Young LLP as the Company's independent auditors for its 2008 fiscal year and the Company is seeking ratification for such appointment at the 2008 Annual Meeting of Shareholders.

AUDIT COMMITTEE

William M. Weber, Chairman
James C. Boland
Dan T. Moore, III

Independent Auditors

The Audit Committee and the Board of Directors have selected Ernst & Young LLP to continue as our independent auditors and to audit the financial statements of Invacare for the fiscal year ending December 31, 2008. The Audit Committee is asking you to ratify this appointment.

Fees for services rendered by Ernst & Young LLP were:

	2007	2006
Audit Fees	$4,181,000	$3,607,000
Audit-Related Fees	37,000	25,000
Tax Fees		
Tax Compliance Services	447,000	518,000
Tax Advisory Services	489,000	522,000
	936,000	1,040,000
All Other Fees	—	—
Total	$5,154,000	$4,672,000

Audit Fees. Fees for audit services include fees associated with the audit of our annual financial statements and review of our quarterly financial statements, including statutory audits required domestically and internationally, and the auditors' attestation report on internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act. Audit fees also include fees associated with providing consents and review of documents filed with the SEC, other services in connection with statutory and regulatory filings or engagements, as well as accounting consultations billed as audit consultations and other accounting and financial reporting consultation and research work necessary to comply with generally accepted auditing standards.

Audit-Related Fees. Audit-related services principally include accounting consultations, audits in connection with proposed or completed acquisitions and advisory assistance.

Tax Fees. Fees for tax services include tax compliance, tax advice and tax planning.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy that requires advance approval for all audit, audit-related, tax services, and other services performed by our independent auditors. The policy provides for pre-approval by the Audit Committee of specifically defined audit and non-audit services. Unless the specific service has been previously pre-approved with respect to that year, the Audit Committee must approve the permitted service before the independent auditor is engaged to perform it. The Audit Committee has delegated to the Chairperson of the Audit Committee authority to approve certain permitted services, provided that the Chairperson reports any such decisions to the Audit Committee at its next scheduled meeting. During 2007, no services were provided to the Company by Ernst & Young LLP other than in accordance with the pre-approval policies and procedures described above.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

The Compensation, Management Development and Corporate Governance Committee of the Board of Directors (the "Compensation Committee") operates under a written charter adopted by the Board of Directors which describes the responsibilities, functions and authority of the Compensation Committee. The full text of the charter is available on the Company's website at www.invacare.com by clicking on the link for "Investor Relations."

Under its charter, the Compensation Committee is responsible for the approval and administration of the Company's existing and proposed executive compensation plans. Its responsibility includes determining the design of the Company's executive compensation plans, authorizing the awards to be made pursuant to such plans and reviewing and approving annually all significant compensation decisions relating to the Company's executive officers, including the Chairman and Chief Executive Officer (the "CEO") and the other executive officers named in the Summary Compensation Table (together with the CEO, the "Named Executive Officers").

The members of the Compensation Committee are James C. Boland, Chairman, Bernadine P. Healy and William M. Weber. Each of the current members of the Compensation Committee meets the definitions of (i) "independent" within the meaning of the New York Stock Exchange listing standards and the Company's Corporate Governance Guidelines, (ii) a "non-employee director" within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, and (iii) an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended.

There were four meetings of the Compensation Committee in 2007 including one telephone conference.

Compensation Consultant

For the past three years, Towers Perrin has been engaged as an outside independent compensation consultant to advise the Compensation Committee and Company management on Invacare's compensation philosophy and its executive compensation program, which is generally comprised of an annual base salary, cash bonus award and long-term equity incentive awards. Towers Perrin is a global, professional services firm that provides human resources consulting services to a large number of the *Fortune 1000* U.S. companies. Prior to 2007, Towers Perrin's engagement letter had been signed by the Company's Senior Vice President of Human Resources after consultation between him and the Chairman of the Compensation Committee. In order to clarify that Towers Perrin's principal reporting responsibility is to the Compensation Committee, commencing in August, 2007, the engagement letter was negotiated and signed by the Chairman of the Compensation Committee.

Towers Perrin's primary role is to analyze the competitiveness of, and provide recommendations on, the structure and amounts of each element of the annual compensation to be paid to the Company's executives. In order to gauge the competitiveness of Invacare's executive compensation levels, Towers Perrin annually reviews survey data from nationally recognized compensation and human resources consulting firms and provides the Compensation Committee with market data regarding annual base salaries, cash bonus awards and long-term equity incentive awards paid by multi-national, diversified manufacturing companies with revenues between $1.5 billion and $3 billion. Towers Perrin uses regression analysis to adjust for differences in company size in determining

competitive compensation levels. This analysis helps Towers Perrin translate data from companies within the surveys into information that can be more directly compared to Invacare's compensation data. The companies represented in the market data provided by Towers Perrin represent more companies than those in the peer group in the Company's performance graph, which is included in its Annual Report on Form 10-K. The decision to consider data for companies beyond those in the peer group in Invacare's performance graph in setting executive compensation levels reflects Invacare's view that a broad range of companies of comparable size compete with Invacare for senior executive talent. The Company believes that the use of this survey data helps ensure that it is positioned to attract and retain qualified senior executives in the face of competitive pressures.

In addition to its services relating to the analysis of competitive compensation levels, during 2007, Towers Perrin rendered services to the Compensation Committee in the following areas:

- participation in two meetings of the Compensation Committee;
- ongoing review, comment, consulting support, advice and/or recommendations related to:
    - draft and final materials provided to the members of the Compensation Committee in connection with Compensation Committee meetings during 2007;
    - compensation for the CEO and the other Named Executive Officers, including comparative information for similarly-situated executives at other multinational, diversified manufacturing companies of comparable size as well as larger employers (up to $3 billion in revenue);
    - plan design for annual and long-term incentives;
    - director compensation levels and practices;
    - policies and data related to governance and disclosure of executive compensation;
    - possible shareholder proposals and inquiries related to executive compensation; and
    - emerging trends in executive compensation.

Towers Perrin does not provide the Company any other consulting or other services outside of those associated with advising the Company on its executive compensation programs. In making its decision to retain Towers Perrin for the year 2007, the Compensation Committee considered the level of fees charged by Towers Perrin, the quality of services it has provided to Invacare in the past and the anticipated ability of Towers Perrin personnel to provide objective and independent assistance and advice to the Compensation Committee and to Company management.

The Compensation Process and the Role of Executives in Establishing Compensation

The Compensation Committee reviews the compensation of Invacare's Named Executive Officers on an annual basis. In preparation for this review, Towers Perrin reviews market data from national pay surveys conducted by the leading compensation and human resources consulting firms and identifies the compensation levels for the 25th, 50th and 75th percentile with respect to base salary, annual bonus opportunities, total cash compensation (salary and annual bonus), long-term incentive compensation and total direct compensation (cash compensation and the estimated value of long-term incentives) data for each executive position. Towers Perrin compares the Company's compensation data from the previous year, both as to elements and amounts paid or potential value delivered, with that of the companies included within the pay surveys and reports its findings to the Compensation Committee chair, the Company's CEO and the Senior Vice President of Human Resources. The CEO assesses the performance of each of the Company's other Named Executive Officers and, with the assistance of Towers Perrin and the Senior Vice President of Human Resources, provides recommendations to the Compensation Committee as to the structure and amounts of salary, cash bonus awards and equity

incentive awards to be paid to such executive officers. The CEO also provides the Compensation Committee input regarding suggested performance targets associated with the Company's annual cash bonus program. The CEO does not submit recommendations with respect to his own compensation.

The CEO and the Senior Vice President of Human Resources both attend each meeting of the Compensation Committee to provide insight into the performance of individual executives and the impact of their respective contributions to the Company's overall performance and to make recommendations as to the structure and implementation of elements of executive compensation. The CEO and the Senior Vice President of Human Resources each excuses himself from any discussions of his own individual compensation by the Compensation Committee. The Compensation Committee believes that the input of these two executives provides it with information necessary for it to make informed decisions on executive compensation that are consistent with the Company's overall philosophy, which is described in further detail below. The Compensation Committee uses the data derived from the pay surveys and the discussions with Towers Perrin, the CEO and the Senior Vice President of Human Resources to assist in determining whether Invacare's compensation is competitive and reasonable and whether, and to what extent, it would be appropriate to deviate from competitive practices. Following this deliberation, the Compensation Committee exercises its business judgment to approve the compensation for each of the Named Executive Officers. For 2007, the Compensation Committee approved annual salary levels and the terms of the 2007 cash bonus plan at its meeting in March, 2007 and made its determinations regarding long term incentive compensation, including awards of stock options and restricted shares, at its meeting in August, 2007.

General Compensation Philosophy

The Company believes that a compensation program should have the goal of creating long-term value for Invacare's shareholders. Towards this end, Invacare's compensation of key management is designed and implemented to reward its executives for sustained financial and operating performance and leadership excellence, to align their interests with those of the Company's shareholders and to encourage them to remain with the Company for long and productive careers. In addition, in the Company's view, executive compensation should reflect changing market conditions faced by the Company and other participants in the home medical equipment industry, including any such conditions which may be beyond management's control. The Compensation Committee relies upon its judgment in making compensation decisions, after discussing with management its recommendations and reviewing the performance of the Company and the status of its principal markets. It assesses the executives' performance during the year against a variety of factors which may include corporate and personal goals, leadership qualities, operational performance, business responsibilities, career with the Company, current compensation arrangements and long-term potential to enhance shareholder value. Among the factors normally considered are key financial measurements, strategic objectives, product improvement and innovation, individual achievements, organizational leadership and high integrity. The Company does not necessarily adhere to rigid formulas or react immediately to short-term changes in business performance. It considers competitive market compensation paid by other companies but strives to incorporate flexibility in its compensation programs and in the assessment process in order to respond to and adjust for the evolving business environment.

The Company's executive compensation program consists of three primary components: base salary, an annual cash bonus and long-term compensation awards in the form of stock or stock option awards, each of which is described in detail later in this Compensation Discussion and Analysis. In general, base salaries and cash bonuses are designed to provide executives with total cash compensation levels (salary plus bonus) that are at or near the 75th percentile of individuals in similar positions at companies included in the survey information used by the Company for comparison, if the Company meets demandig annual financial performance objectives. These objectives are established

in advance and reflective of the opportunities and challenges present in the Company's industry. In addition, long-term compensation is awarded in the form of stock options, restricted stock grants or in other forms deemed appropriate by the Company in order to provide key executives with competitive financial benefits that are linked to the enhancement of shareholder value. These awards normally target the median value of long-term incentives received by executives in similar positions at organizations included within the pay surveys. The Compensation Committee does not have an established policy on the desired mix between cash and non-cash compensation.

The Company also provides its executives with certain other benefits, including the opportunity to participate in a 401(k) retirement savings plan, a non-qualified deferred compensation plan and a supplemental executive retirement plan. Certain compensatory insurance benefits and other perquisites described below and in the Summary Compensation Table also are available to the Company's executives. Each Named Executive Officer also has entered into an agreement with the Company that provides for certain benefits upon a change of control of the Company. The Company believes these agreements help retain executives and provide for management continuity in the event of an actual or threatened change-in-control. They also help to ensure that the interests of executives remain aligned with shareholders' interests during a time when their continued employment may be in jeopardy. Finally, they provide some level of income continuity should an executive's employment be terminated without cause. The Company believes that these benefits are an important part of an overall compensation package that helps to attract and retain talented executives.

The Company believes that these various elements of the executive compensation program further the Company's business objectives and the interests of its shareholders by attracting and retaining the talented executive leadership necessary for the growth and success of the Company's business and motivating its executives to exert the maximum possible effort to further the interests of shareholders.

Elements of Compensation

Annual Base Salary

The Company establishes salary levels reflective of the skills, competencies, experience and individual performance an executive brings to his or her position. As a result, changes in salary focus primarily on changes in the executive's responsibilities and an assessment of his or her annual performance against pre-established objectives. Important financial performance objectives that are considered by the Compensation Committee in establishing base salary levels (some of which may not be applicable to all executives) include: net sales, income from operations, cost controls, earnings before income tax, earnings per share, return on assets and return on net assets employed. Individual objectives generally focus on the performance of an executive within his or her area of specific responsibility. Operating and individual objectives vary for each executive and typically change from year-to-year. Financial and individual objectives are considered subjectively in the aggregate by the Compensation Committee and the CEO. They are not specifically weighted in assessing performance and determining any changes to base salaries.

In establishing 2007 salary levels for each Named Executive Officer other than the CEO, the Compensation Committee considered data from companies within the surveyed group used by the Company for comparison and the recommendations from the CEO. The Compensation Committee also took into account whether each executive met key financial and individual objectives established at the beginning of each year, and considered each executive's potential future contributions to the Company. The Committee also recognized the particular talents, unique skills, experience, length of service to the Company and depth of industry knowledge of each of these executives. In light of these factors and also because of recent disappointing financial results, the Compensation Committee

agreed with the recommendation of the CEO that the salary levels for these four executives would not be changed from 2006 to 2007.

In determining the CEO's base salary for 2007, the Compensation Committee took into account:

- survey results from Towers Perrin regarding salaries paid to CEO's of companies included within the pay surveys;
- certain operating and financial performance objectives as described above;
- the continuation of manufacturing initiatives in China;
- the CEO's continuing role in new product development;
- implementation of the cost reduction program to respond to recent reimbursement pressure and increasing foreign competition;
- the CEO's role as Invacare's principal interface on key provider accounts;
- the CEO's service as the leading spokesperson on behalf of the home medical equipment industry, which has placed the Company in position to directly and positively impact reimbursement outcomes;
- the benefits achieved from the expansion of Invacare's European operations;
- the CEO's continuing commitment to geographic expansion and focus on growth of the respiratory business, as well as his attention to issues of management succession; and
- the CEO's length of service and leadership.

The Compensation Committee considered these accomplishments and the CEO's potential future contributions, as well as the Company's recent disappointing financial results, and concluded that the CEO's 2007 base salary would be set at the same level as his 2006 salary.

Annual Cash Bonus

Consistent with its philosophy, the Company provides each executive an opportunity to earn an annual cash bonus. The Company believes that annual cash bonuses increase executives' focus on specific short-term corporate financial goals as well as the achievement of specific individual objectives. As a result, cash bonuses balance the objectives of the Company's other pay programs, which focus to a greater extent on individual performance (salaries) and long-term financial results and stock price growth (restricted stock and stock options). Finally, annual bonuses allow the Company to manage fixed compensation costs but still provide executives with competitive cash compensation. The terms of the cash bonus program applicable to our Named Executive Officers are contained in the Invacare Corporation Executive Incentive Bonus Plan (the "Executive Incentive Bonus Plan"), which was approved by the Company's shareholders in 2005 and is further described under the Grants of Plan-Based Awards For Fiscal Year 2007 Table.

The Compensation Committee annually determines the appropriate target bonuses for each Named Executive Officer (as a percentage of the executive's salary) so that total annual cash compensation for such executive officer is targeted to the market's 75th percentile. In determining the target amounts, the Compensation Committee takes into account recommendations from the CEO (as to Named Executive Officers other than himself) and the cash bonus opportunities established by companies included within the pay surveys. From time to time, the Committee may determine that an executive's individual performance (taking into account the same factors discussed above with respect to base salary) and level of responsibilities warrant a change in the bonus target percentage from the

previous level. The Compensation Committee does not take into account awards earned under other reward programs in determining annual bonus opportunities.

In determining the 2007 bonus programs for Messrs. Blouch, Slangen and Richey and for the remaining 50% of the 2007 bonus for Mr. Thompson, the Compensation Committee reviewed the incentive categories that have previously been used for each of these four executives. It considered the recommendation of the CEO that no change in these percentage categories be made for 2007 and accepted this recommendation. The approved bonus categories for 2007 were 95% of base salary for Mr. Blouch and 75% for each of Messrs. Thompson, Slangen and Richey. For the same reasons set forth above relating to the calculation of the CEO's base salary, Mr. Mixon's incentive category for purposes of his 2007 bonus program was set at 100% of base salary.

Each year, the Compensation Committee considers recommendations from the CEO regarding an appropriate objective or objectives which should be satisfied in order for a Named Executive Officer (other than the CEO) to be eligible to receive a cash bonus. In the past, this target has usually been established in terms of a particular level of adjusted earnings per share The Compensation Committee and senior management believe that earnings per share represents important bottom-line financial results that investors use to evaluate the Company's stock price. For 2007, the Compensation Committee determined to follow the practice of past years and use an adjusted earnings per share target for the payment of cash bonuses to all of the Named Executive Officers except for Mr. Thompson. In the case of Mr. Thompson, the CEO recommended that the Compensation Committee depart from its past practice and approve a two-tiered bonus program pursuant to which 50% of the maximum bonus which could be earned by Mr. Thompson would be based upon his satisfaction of individual operating objectives to be agreed upon between him and the CEO. The balance of his bonus would be based upon the same adjusted earnings per share target to be established for the other Named Executive Officers. The Company believed, and the Compensation Committee agreed, that this two-tiered approach would provide a better means to judge Mr. Thompson's achievement of certain key financial objectives in addition to an improvement in adjusted earnings per share. The Compensation Committee unanimously authorized the CEO to agree upon operating objectives for Mr. Thompson's eligibility to receive 50% of his maximum bonus.

In determining an appropriate target for 2007 adjusted earnings per share, the Compensation Committee reviewed the principal terms of the Executive Incentive Bonus Plan and discussed previous years' results under the Executive Incentive Bonus Plan and its predecessor plans. It also took into account the Company's forecasted annual operating plan, which is thoroughly reviewed and discussed by the entire Board of Directors every year at its strategic planning retreat early in the year. Targeted earnings per share before unusual items is generally set at a level which the Compensation Committee believes is challenging but achievable, and, when achieved, supports paying executives total cash compensation targeted at the 75th percentile for companies within the pay surveys. In the past, the Compensation Committee has usually (although not always) established adjusted earnings per share targets which would reflect a meaningful improvement over the previous year. As a result, the Named Executive Officers earned bonuses in only one of the four years from 2002 through 2005. Because of the impact of external factors, such as changes in reimbursement schedules and foreign competition, on recent financial results, the Compensation Committee adjusted this practice for 2006 and 2007 to reflect the realities imposed by these external market factors which continue to affect home healthcare. Notwithstanding this change, no bonuses were earned in 2006 because of a failure to meet that year's target.

The Compensation Committee, based on its analysis of the status of the Company's business and its recent performance, and on input from the CEO, adopted an adjusted earnings per share threshold of $1.05 for 2007 and determined that no bonuses would be paid under the Executive Incentive Bonus Plan for adjusted earnings per share at or below the threshold amount. Consistent with past practice,

the Committee determined that adjusted earnings per share will be calculated in accordance with generally accepted accounting principles but after adjustments for unusual or non-recurring charges and/or gains. Because of recent disappointing financial results and after discussion with Towers Perrin, the Compensation Committee also concluded that no bonuses in excess of the target amounts would be paid for 2007 even if the adjusted earnings per share target were substantially exceeded. In prior years, if adjusted earnings per share exceeded the targeted level established by the Compensation Committee, the annual cash bonuses were designed to increase on a linear basis to the extent the target level was exceeded, subject to a $5,000,000 limit.

Adjusted earnings per share for 2007 were above the amount targeted under the 2007 cash bonus plan. As a result, bonuses for 2007 were paid to each Named Executive Officer in the amounts described in the Grants of Plan-Based Awards For Fiscal Year 2007 Table. Fifty percent of the bonus amount paid to Mr. Thompson was based on the CEO's assessment of his 2007 performance taking into account the 2007 objectives established between the CEO and Mr. Thompson and Mr. Thompson's contributions to the completion of the Company's annual financial statements after his resignation as Chief Financial Officer in early 2008.

If the Board of Directors of the Company or any appropriate committee thereof has determined that any fraud or intentional misconduct by a participant in the Executive Incentive Bonus Plan was a significant contributing factor to the Company having to restate all or a portion of its financial statement(s), the Board or committee may take, in its discretion, such actions as it deems necessary to remedy the misconduct and prevent its recurrence. In determining what remedies to pursue, the Board or committee will take into account all relevant factors, including whether the restatement was the result of fraud or intentional misconduct. The Board may, to the extent permitted by applicable law, in all appropriate cases, require reimbursement of any bonus or incentive compensation paid to the participant for any fiscal period commencing on or after January 1, 2008 if and to the extent that (a) the amount of incentive compensation was calculated based upon the achievement of certain financial results that were subsequently reduced due to a restatement, (b) the participant engaged in any fraud or intentional misconduct that significantly contributed to the need for the restatement, and (c) the amount of the bonus or incentive compensation that would have been awarded to the participant had the financial results been properly reported would have been lower than the amount actually awarded. In addition, the Board may dismiss the participant, authorize legal action, or take such other action to enforce the participant's obligations to the Company as it may deem appropriate in view of all the facts surrounding the particular case.

Long-Term Compensation Awards

The third primary element of the Company's executive compensation program is comprised of long-term compensation awards, which the Company has historically delivered in the form of stock options and restricted stock awards. Under the Company's equity incentive plans approved by shareholders, the Company also may grant awards in the form of other equity and performance-based incentives, as may be deemed appropriate by the Compensation Committee. These awards generally have unlimited potential based on the performance of the Company's stock.

Historically, the long-term compensation awards consisted primarily of stock options, with the CEO, the President and the CFO receiving a relatively small portion of their long-term awards in the form of restricted stock. The Company believes the primary benefit of stock options is to motivate executives to increase shareholder value as options only produce rewards to executives if the Company's stock price increases. In addition, options help executives comply with the Company's ownership guidelines by building stock ownership. While restricted stock awards also align executives' interests with those of shareholders and increase stock ownership, they also help in attracting and retaining executive talent. The latter issue has become more important to the Company as it continues

to address fundamental changes in its industry and their effect on the Company's performance and stock price. Accordingly, management recommended, and the Compensation Committee approved, a change in the basis of long-term compensation awards in 2006. This change has been continued in 2007. In 2006 and 2007, one-half of each Named Executive Officer's total long term incentive value was delivered in the form of stock options, with the remaining value delivered in the form of restricted stock which would vest based upon an executive's continued service with the Company. In this manner, the Compensation Committee accomplished its twin goals of providing incentives to increasing shareholder value and retaining key executives. The Compensation Committee also recognized that restricted stock would reduce the dilution to the Company's shareholders as compared with the use of only stock options and also may decrease the Company's expense for long-term compensation awards. As part of its charter, the Compensation Committee continues to study alternatives to its current allocation of equity compensation awards in light of these and other factors.

In 2007, Towers Perrin determined the median value of long term compensation awards to executives in similar positions at companies within the pay surveys. One-half of this value was converted into target stock option grants based on the Black-Scholes option valuation model, the same one used by the Company to determine its accounting cost. Minimum and maximum grant guidelines are developed around target grants according to each Named Executive Officer's salary level, organizational level, reporting relationships and job responsibilities to maintain internal equity in the grants to participants and to provide the Company with some latitude to recognize individual performance and the participant's role in contributing to the creation of long-term shareholder value. The other half of each Named Executive Officer's target long-term compensation value is delivered as shares of restricted stock. The estimated value of each restricted share is based on the Company's stock price and the estimated dividends individuals can receive over the vesting period. Outstanding long-term incentive awards granted in prior years and held by an executive officer is generally not considered when the Compensation Committee determines the new long-term compensation to be granted. Moreover, although the Company receives market data from Towers Perrin on the relationship of short- and long-term compensation, the Committee does not have any targeted mix between short- and long-term compensation elements nor between cash and non-cash reward elements.

Actual long-term compensation awards to each Named Executive Officer in 2007 were based on the subjective judgment of the Compensation Committee. In determining these awards, the Compensation Committee took into account several factors. First, it considered the targeted range of long-term incentive compensation based on Towers Perrin's assessment of median long-term incentives awarded to similarly situated executives at companies included within the pay surveys. Second, it assessed the Named Executive Officer's performance in 2006 utilizing the same factors considered in setting the executive's base salary levels. Finally, it considered the recommendations of the CEO with respect to awards to each Named Executive Officer other than himself. In making his recommendations, the CEO took into account management's desire to limit the dilutive impact of annual equity awards and the effect of equity compensation on Invacare's financial statements. No particular weight was assigned to any one of these areas. The long-term compensation granted in 2007 to each of the Company's Named Executive Officers, including the CEO, resulted in a value of long-term compensation at or near the targeted range for each of these individuals. Awards granted in 2007 to each of the Named Executive Officers are set forth in the Grants of Plan-Based Awards for Fiscal Year 2007 Table. Stock options are generally issued under the Invacare Corporation 2003 Performance Plan as non-qualified options with an exercise price equal to the Company's closing price on the New York Stock Exchange on the date of grant.

Stock options become exercisable in accordance with a schedule established by the Compensation Committee upon grant. Typically, options become exercisable ratably over a four year period (25% annually) after the date of grant to support executive retention and expire after ten years to reward for long-term stock price appreciation. Restricted stock is generally issued at no cost to the

executive and typically vests ratably over four years. The terms of the restricted stock grants provide that the executive shall cover any tax withholding obligation of the Company upon vesting. The Company believes that the value of restricted stock awards to executives would be diminished if the executive was required to pay cash to cover this tax withholding obligation, and, therefore, the terms of the restricted stock awards generally allow the executive, subject to certain restrictions, to surrender a portion of the vested shares to the Company to cover such obligation at a value per share equal to the closing price of the Company's common shares as quoted on the New York Stock Exchange on the date of the surrender of shares. Holders of restricted stock are entitled to receive the same dividends on their unvested shares of stock as are declared and paid by the Company to holders of the Company's outstanding common shares. In this manner, executives participate in the total returns (dividends as well as stock price appreciation) delivered to shareholders, which would not be the case if they were awarded only stock options.

In determining the total number of stock options and shares of restricted stock to be awarded each year, the Compensation Committee attempts to strike a reasonable balance between the benefits achieved by incentivising a wide range of key employees of the Company and the shareholder dilution that results from an equity incentive plan. While the Committee has not set a formal limit on the number of awards which may be granted in any year, over the past five years, the average annual "run rate" of equity awards granted by the Company was 1.6%. For these purposes, "run rate" is defined as the number of equity awards granted in a particular year compared to the total number of outstanding shares. As of December 31, 2007, the Company's outstanding equity awards were 14.8% of total shares outstanding while shares available for future awards under the 2003 Performance Plan amounted to another 4.2% of total shares outstanding. The Compensation Committee believes that the percentage of equity awards outstanding is higher than desired but is principally attributable to the length of the vesting period for equity awards (four years) and the decline in the Company's stock price over the past two years, which resulted in a falloff in the number of stock options which have been exercised. As of December 31, 2007, there were 4,732,965 stock options outstanding under the 2003 Performance Plan and its predecessor plans of which 4,232,589 or 89% were exercisable at prices greater than the market price of Invacare common shares on that date. In order to reduce the amount of shareholder dilution attributable to grants of equity-based incentives, since 2005, the Compensation Committee has increased the number of shares of restricted stock awarded to top-level executives and proportionately reduced the number of stock options granted to this same group.

The Compensation Committee generally schedules its regular meetings from six to twelve months in advance. The timing of these meetings is dependent primarily on the availability of individual Compensation Committee members and is generally not influenced by the Company's executive officers. In adopting this practice, the Compensation Committee has sought to establish a regular and predictable regimen for the granting of equity incentive awards that minimizes the likelihood of outside influence on the grant process. Until 2006, restricted stock awards to the Company's CEO, President and CFO were typically granted at the March meeting of the Compensation Committee. Stock options to these executives and other employees were typically awarded at the Compensation Committee's meeting in August. In order to simplify the process for determining long-term incentive awards, in 2006, the Compensation Committee granted restricted stock awards to executive officers in March and August and stock options to executive officers and other employees in August. In 2007, the Compensation Committee granted restricted stock and stock options to executive officers and stock options to other employees in August. The Company does not attempt to time the grants of options or other stock incentives to the release of material non-public information.

In addition to the annual grants described above, equity-based grants also are made occasionally during the course of the year to new hires or to current employees in connection with a promotion. The terms of outstanding stock options or restricted stock also may be amended as part of a termination or retirement package offered to a departing employee. The Compensation Committee has delegated to

the CEO, the President, the Chief Financial Officer and the Senior Vice President of Human Resources certain authority with respect to such grants and amendments. First, any two of the four executives may, subject to the approval and ratification of the Compensation Committee, grant stock options or restricted stock to a key employee, other than an employee who would constitute an "executive officer" under Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with an offer of employment to such employee or with a promotion of such employee. Grants are made pursuant to terms and conditions approved by the Compensation Committee generally in connection with stock option or restricted stock grants and are deemed made as of the official start or promotion date of the employee's employment with the Company. In the case of stock options, grants will be made at an exercise price equal to the closing price of the Company's common shares as quoted on the New York Stock Exchange on the date of hire or promotion. Second, any two of the four executives may, subject to the approval and ratification of the Compensation Committee, amend any outstanding stock option or restricted stock grants made to an employee, other than an employee who would constitute an "executive officer" under Section 16 of the Exchange Act, in connection with a termination or retirement package offered to such employee, which amendments may include acceleration of vesting or extension of the employee's exercise rights up to the final termination date of the stock option or final vesting date of the restricted stock.

The Board of Directors, at the recommendation of the Compensation Committee, recently amended the 2003 Performance Plan to provide the Board of Directors with the discretion to recover any equity compensation awarded to a participant on or after January 1, 2008 if the Board of Directors or any appropriate committee has determined that any fraud or intentional misconduct by the participant was a significant contributing factor to the Company having to restate all or a portion of its financial statement(s). This provision is further described below in the Grants of Plan-Based Awards for Fiscal Year 2007 Table.

Personal Benefits and Perquisites

The Company provided its Named Executive Officers certain perquisites in 2007, which the Compensation Committee believes are commensurate with the types of benefits and perquisites provided to similarly situated executives within other companies of comparable size. The Company believes these benefits are set at a reasonable level, are highly valued by recipients, have limited cost, are part of a competitive reward program and are useful in attracting and retaining qualified executives. They are not tied to individual or Company performance. These perquisites include the payment of premiums on excess liability insurance, an annual physical exam and health screening, and the availability of corporate sporting event tickets for personal use, as described under the Summary Compensation Table.

The Company currently leases three corporate suites for use at major league baseball, professional football and professional basketball games. It also leases the right to eight courtside seats for professional basketball games. The right to continue these leases and annually to renew the courtside seats is an asset of the Company and the annual costs of these suites and seats are paid for by the Company. In the event that the Company determines not to renew one or more of the leases or the seat rights, it has granted a right of first refusal to the CEO to assume its rights and obligations with respect to any of the foregoing. Should the CEO decide to exercise his right of first refusal, all subsequent costs associated with the use of the suite and/or seat rights would become the personal obligation of the CEO.

Elements of Post-Termination Compensation

The Company has established the Invacare Retirement Savings Plan, a qualified 401(k) defined contribution plan, to which the Company makes contributions on behalf of the each of the Named

Executive Officers. The Company also maintains and pays premiums on behalf of each Named Executive Officer other than the CEO and Mr. Richey under the Invacare Executive Disability Income Plan, and maintains and pays the premiums on behalf of the CEO under a separate disability insurance policy. The Executive Disability Income Plan supplements the coverage provided under the long-term disability plan provided by the Company to all of its employees, providing the executive with total disability coverage of up to 70% of the executive's annual salary. The Company also provides other benefits such as medical, dental and life insurance and disability coverage to each Named Executive Officer in a flexible benefits plan, which also is provided to all other eligible U.S. based employees of the Company. The Company offers these plans to its executives in order to offer benefits that are competitive with welfare benefit plans provided by other companies with which the Company competes for executive talent.

The Company provides its executives with certain post-employment and severance arrangements as summarized below and further described elsewhere in this proxy statement. The Compensation Committee believes the benefits summarized below are vital to the attraction and retention of talented executives and, thus, to the long-term success of the Company. These plans provide executives with the opportunity to address long-term financial planning with a greater degree of certainty than is available in the case of their annual compensation program, which can be impacted by various subjective factors that may be unforeseeable and beyond the executive's control. These plans also address the Company's interest in continuing to motivate executives in the event of corporate instability, such as a change of control or unforeseen industry changes which affect the performance of the Company.

The Company provides its executives with the opportunity to participate in a non-qualified contributory savings plan, which allows the executives to defer compensation above the amount permitted to be contributed to the Invacare Retirement Savings Plan and, thus, provides the executives with additional pre-tax savings opportunities for retirement. In addition to individual deferrals, the Company provides a matching contribution and additional quarterly contribution for participating executives which are similar in percentage to the Company contributions made to the Invacare Retirement Savings Plan. This plan is actually two plans operating effectively as one. Originally established as the Invacare Corporation 401(k) Plus Benefit Equalization Plan (the "401(k) Plus Plan"), the plan continues to be available currently to executives as the Invacare Corporation Deferred Compensation Plus Plan (the "DC Plus Plan"). In order to address the requirements of Section 409A of the Internal Revenue Code, effective January 1, 2005, the Company froze the 401(k) Plus Plan and prohibited further deferrals and contributions to the 401(k) Plus Plan for compensation earned after December 31, 2004. All benefits of the participants earned and vested in the 401(k) Plus Plan as of December 31, 2004 remain preserved under the existing plan provisions. In conjunction with this change, the Company adopted the DC Plus Plan, effective January 1, 2005, to provide its executives with a Section 409A-compliant, non-qualified contributory savings plan going forward. These plans are referred to in this proxy statement collectively as the "DC Plus Plan" and are further described under the Non-Qualified Deferred Compensation Table.

The Company also has established a Supplemental Executive Retirement Plan for certain executive officers to supplement other savings plans offered by the Company and provide a specific level of replacement compensation for the executive in retirement. In order to comply with Section 409A of the Internal Revenue Code, the Company froze the original Supplemental Executive Retirement Plan and adopted a new plan which is intended to work in tandem with the original plan and operate effectively as one plan. These combined plans are referred to in this proxy statement collectively as the "SERP." The purpose of these plans is to provide for basic life and income security needs and recognize career contributions. The normal benefit under the SERP is a single-life annuity in an amount equal to 50% of a participant's final earnings, which is the participant's annual base

salary and target bonus on the April 1st immediately preceding or coincident with the date of the termination of the participant's employment, multiplied by a service ratio, which is the participant's years of service divided by 15 years (but not more than one). This normal benefit is subject to certain reductions, including the annuitized value of Company contributions on behalf of the participant to the Invacare Retirement Savings Plan and the DC Plus Plan, one-half of the participant's annual Social Security benefit, and other offsets. All of the Named Executive Officers participate in the SERP. In February, 2000, the Compensation Committee granted to Messrs. Gerald B. Blouch, President and Chief Operating Officer, and Louis F.J. Slangen, Senior Vice President-Global Sales and Marketing, the maximum level of replacement compensation (50%) in recognition of their valuable service to the Company. As further described below, the offsets described above that would otherwise have been applicable to Mr. Mixon's benefit under the SERP have been waived by the Company in recognition of Mr. Mixon's successful management succession planning and past contributions to the success of the Company. Also, upon joining the Company in 2002, Mr. Thompson was credited with five years of service under the SERP in recognition of the valuable skills and experience he brought to the Company and as a further inducement for him to join the Company. The SERP is further described elsewhere in this proxy statement under the Pension Benefits Table.

Effective January 1, 2005, the Company terminated its sponsored life insurance plan. To replace this benefit, the Company established a Death Benefit Only Plan ("DBO Plan") for its executives other than the CEO. By participating in the DBO Plan, an executive agrees to limit his coverage under the Company's other group life insurance plans to a maximum of $50,000. Under the DBO Plan, the executive's designated beneficiary shall receive a benefit equal to three times the executive's highest annual base salary plus target bonus (subject to certain limitations) as in effect on the April 1st preceding or coincident with his death if a participant dies while employed by the Company. If a participant dies after attaining age 65 or after his employment with the Company is otherwise terminated following a change of control of the Company, a payment equal to his highest annual base salary plus target bonus as in effect on the April 1st preceding or coincident with such event will be payable on behalf of the participant. The Company may, in its discretion, pay an additional amount in order to "gross up" the participant for some or all of the income taxes that may result from the benefits described above. The DBO Plan is further described under Other Potential Post-Employment Compensation.

To ensure the continuity of corporate management and the continued dedication of key executives during any period of uncertainty caused by the possible threat of a takeover, the Company entered into change of control severance protection agreements with key executives, including each of the Named Executive Officers. The agreements provide for the payment and provision of certain benefits to the executives if there is a change of control of the Company and for additional benefits if there is a termination of the executive's employment with the surviving entity within three years after the change of control. Following a review of these agreements and comparable agreements entered into by other companies with similarly situated executives, the Compensation Committee determined to amend the terms of these agreements during 2006 for the purpose of updating the agreements to incorporate certain new benefit arrangements adopted by the Company and to comply with Section 409A of the Internal Revenue Code.

The Company has also entered into separate agreements with Mr. Blouch, Mr. Richey, Mr. Slangen and Mr. Thompson that provide for the payment of certain severance benefits upon terminations of employment other than terminations following a change of control of the Company. These agreements retain these executives and provide for management continuity in the event of an actual or threatened change-in-control. They also help ensure that executive's interests remain aligned with shareholders' interests during a time when their continued employment may be in jeopardy. Finally, they provide some level of income continuity should an executive's employment be terminated without cause. These agreements are further described under Other Potential Post-Employment Compensation.

In March, 2000, in recognition of the CEO's many years of service and the successful financial performance of the Company, the Compensation Committee established a Chairman and CEO Retirement Program. Under the program, upon his retirement, Mr. Mixon is to be provided with a spending account for reimbursement of expenses incurred in an ongoing role as consultant to the Company, and certain other benefits, for five years following his retirement. The Chairman and CEO Retirement Program is further described under Other Post-Employment Compensation.

Compensation Policies

Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code generally provides that certain compensation in excess of $1 million per year paid to a public company's chief executive officer and any of its four other highest paid executive officers is not deductible to the company unless the compensation qualifies for an exception. Section 162(m) provides an exception to the deductibility limit for "performance-based compensation" if certain requirements are met, including shareholder approval of the material terms of the performance goal. The Company's equity incentive plans and annual cash bonus plan have been submitted to and approved by the Company's shareholders. The Compensation Committee therefore believes that (i) most of the cash bonuses paid to the Named Executive Officers in accordance with the Executive Incentive Bonus Plan, and (ii) grants of stock options to key executives under the Company's equity incentive plans pursuant to the Company's long-term compensation awards qualify for full deductibility under Section 162(m). However, restricted stock grants and certain cash bonus awards paid to key executive officers (other than under the Executive Incentive Bonus Plan) may not qualify for the exception for performance-based compensation. To the extent practicable in view of its compensation philosophy, the Company seeks to structure its executive compensation to satisfy the requirements for the performance-based compensation exception under Section 162(m). Nevertheless, based upon the Company's current compensation structure, the Compensation Committee believes that it is in the best interests of the Company and its shareholders for the Compensation Committee to retain flexibility in awarding incentive compensation in the form of restricted stock grants and cash bonus awards that may not qualify for the exception for performance-based compensation. The Compensation Committee will continue to review and evaluate, as necessary, the impact of Section 162(m) on the Company and intends to make a determination with respect to this issue on an annual basis.

Section 409A of the Internal Revenue Code

Section 409A of the Internal Revenue Code generally provides that arrangements involving the deferral of compensation that do not comply in form and operation with Section 409A or are not exempt from Section 409A are subject to increased tax, penalties and interest. If a deferred compensation arrangement does not comply with or is not exempt from Section 409A, employees may be subject to accelerated or additional tax, or interest or penalties, with respect to the compensation. The Company generally seeks to structure its deferred compensation arrangements with its employees to comply with or qualify for an exemption from Section 409A. The Compensation Committee believes that deferred compensation arrangements that do not comply with Section 409A would be of significantly diminished value to its executives. Accordingly, the Compensation Committee has amended its supplemental executive retirement plan and non-qualified deferred compensation plans to comply with Section 409A.

Stock Ownership Guidelines

The Company maintains stock ownership guidelines for its Named Executive Officers and other executives for the purpose of aligning the interests of key executives with those of the shareholders of the Company. They also reinforce the primary reason for offering long-term compensation awards.

Moreover, it holds those executives most responsible for creating shareholder value more accountable than other employees. Under the current guidelines of the stock ownership program, executives are expected to own shares equal in value to the following levels:

- CEO — five times base salary
- President — three times salary
- CFO — two times salary
- Other executive officers — two times salary

Executive officers are expected to reach these levels of ownership by the later of May, 2010 or five years from the executive's hire date. The number of shares required to be held is established by multiplying the applicable executive's salary by the applicable multiple and dividing by the Company's average daily stock price for the previous year. "Stock ownership" is defined to include shares held directly and indirectly by the executive, all unvested restricted stock held by the executive and 30% of the shares underlying unexercised stock options held by the executive that are "in the money" by at least 20%. For purposes of this policy, ownership of the Company's Class B common shares is treated as ownership of common shares. As of December 31, 2007, each of the Named Executive Officers was in compliance with these guidelines.

Report of the Compensation, Management Development and Corporate Governance Committee on Executive Compensation

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with the Company's management. Based on that review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K and in the Company's definitive proxy statement prepared in connection with its 2008 Annual Meeting of Shareholders.

COMPENSATION, MANAGEMENT DEVELOPMENT AND
CORPORATE GOVERNANCE COMMITTEE

James C. Boland, Chairperson
Bernadine P. Healy, M.D.
William M. Weber

The above Report of the Compensation, Management Development and Corporate Governance Committee does not constitute soliciting material and should not be deemed filed with the Commission or subject to Regulation 14A or 14C (other than as provided in Item 407 of Regulation S-K) or to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically requests that the information in this Report be treated as soliciting material or specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act. If this Report is incorporated by reference into the Company's Annual Report on Form 10-K, such disclosure will be furnished in such Annual Report on Form 10-K and will not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act as a result of furnishing the disclosure in this manner.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation, Management Development and Corporate Governance Committee was at any time during 2007 or at any other time an officer or employee of the Company or any of its subsidiaries. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation, Management Development and Corporate Governance Committee. James C. Boland, Bernadine P. Healy, MD and William M. Weber were the non-employee directors who served on the Compensation, Management Development and Corporate Governance Committee during 2007.

Summary Compensation Table

The following table presents the total compensation to the Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers of the Company in 2007 and 2006 (the "Named Executive Officers").

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(7)	Total ($)
A. Malachi Mixon III	2007	1,074,450	—	614,292	222,508	1,074,450	973,025	104,495(8)	4,063,220
Chairman and Chief Executive Officer	2006	1,074,450	—	497,383	62,974	—	1,095,261	118,397(8)	2,848,465
Gerald B. Blouch	2007	674,200	—	326,012	89,637	640,490	707,985	69,848(10)	2,508,172
President and Chief Operating Officer(9)	2006	674,200	—	297,140	25,375	—	593,781	70,840(10)	1,661,336
Gregory C. Thompson	2007	401,200	—	171,600	42,178	300,900	141,759	50,137(11)	1,107,774
Chief Financial Officer(9)	2006	401,200	—	197,366	11,937	—	199,008	66,431(11)	875,942
Joseph B. Richey II	2007	422,200	—	25,729	22,731	316,650	—(6)	32,854(12)	820,164
President — Invacare Technologies and Senior Vice President — Electronics and Design Engineering	2006	422,200	—	5,099	6,433	—	—(6)	42,426(12)	476,158
Louis F.J. Slangen	2007	386,200	—	25,729	22,731	289,650	337,844	46,738(13)	1,108,892
Senior Vice President — Global Sales and Marketing	2006	386,200	—	5,099	6,433	—	253,201	55,598(13)	706,531

(1) Of the amounts disclosed in this column, the following Named Executive Officers deferred the following portions of such amounts into the DC Plus Plan during 2007: (i) Mr. Mixon: $88,326; (ii) Mr. Blouch: $1,107; (iii) Mr. Thompson: $941; and (iv) Mr. Richey: $2,769; and during 2006: (i) Mr. Mixon: $98,011; (ii) Mr. Blouch: $18,397; (iii) Mr. Thompson: $18,148; (iv) Mr. Richey: $15,289; and (v) Mr. Slangen: $10,405.

(2) The values reported in this column represent the dollar amount of expense recognized for financial statement purposes for the fiscal year ended December 31, 2007 and for the fiscal year ended December 31, 2006 in accordance with FAS 123R with respect to all restricted stock awarded to each officer during and prior to 2007 and 2006. For a summary of the terms of these awards, see the Grants of Plan-Based Awards Table that follows. For a description of the assumptions made in computing the values reported in this column, see "Shareholders' Equity Transactions" in the Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

(3) The values reported in this column represent the dollar amount of expense recognized for financial statement purposes for the fiscal year ended December 31, 2007 and for the fiscal year ended December 31, 2006 in accordance with FAS 123R with respect to all stock options awarded to each officer during and prior to 2007. For a summary of the terms of these awards, see the Grants of Plan-Based Awards Table that follows. For a description of the assumptions made in computing the values reported in this column, see "Shareholders' Equity Transactions" in the Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

(4) The amounts for 2007 in this column represent compensation payable under the Executive Incentive Bonus Plan. For a description of the 2007 bonus opportunities established by the Compensation Committee under the Executive Incentive Bonus Plan, see footnote (4) to the

Grants of Plan-Based Awards Table that follows. Of the amounts disclosed in this column, Mr. Mixon and Mr. Richey each elected to defer $107,445 and $9,500 of their respective amounts into the DC Plus Plan. The targeted levels established by the Compensation Committee pursuant to the Executive Incentive Bonus Plan for 2006 were not achieved. Accordingly, no compensation was paid to the officers under non-equity incentive plans in 2006.

(5) The amounts reported in this column represent the amounts accrued as expense by the Company in 2007 and 2006 in accordance with the requirements of FAS 87 and FAS 158 as they relate to the change in present value of the accumulated benefit obligation to the named executives under the SERP. Because four of the named executive officers are already fully vested under the SERP, there was no material increase during 2007 or 2006 in the actual benefit payable under the SERP to any of the named executives except Mr. Thompson who was credited with an additional year of service. No above market or preferential earnings on nonqualified deferred compensation were earned by any officer in 2007 or 2006.

(6) The aggregate change in the actuarial present value of the accumulated benefits under the SERP for Mr. Richey in 2007 was a decrease of $79,920 and in 2006 was a decrease of $58,820. The value of Mr. Richey's SERP benefit is decreasing annually, primarily due to his age and the relationship between the rate of change in his annual compensation and the rate projected in the SERP's benefit calculation factors.

(7) Compensation reported in this column includes (i) the value of dividends earned on outstanding restricted stock awards (ii) the value of Company contributions made in 2007 and 2006 on behalf of the officer to the Invacare Retirement Savings Plan and the DC Plus Plan; (iii) the value of premiums paid by the Company under the Company's Executive Disability Income Plan (or, in the case of Mr. Mixon, the premium under a separate disability insurance policy); and (iv) the incremental cost to the Company of perquisites provided by the Company, which include: the payment of premiums on excess liability insurance, an annual physical exam and health screening, and the availability of corporate sporting event tickets for personal use. Perquisites are valued on the basis of the aggregate incremental cost to the Company of providing the perquisite to the applicable officer. The value of personal use of corporate suites or tickets is the price shown on the ticket for the event and does not include annual fees or charges attributable to suite rental or ticket availability.

(8) Other compensation for Mr. Mixon includes (i) in 2007, $13,500 contributed by the Company to the Invacare Retirement Savings Plan and $50,967 contributed by the Company to the DC Plus Plan and (ii) in 2006, $13,000 contributed by the Company to the Invacare Retirement Savings Plan and $53,396 contributed by the Company to the DC Plus Plan.

(9) On January 15, 2008, Mr. Thompson resigned as Chief Financial Officer of the Company, effective as of March 1, 2008, at which time Mr. Blouch assumed the additional responsibilities as acting Chief Financial Officer.

(10) Other compensation for Mr. Blouch includes (i) in 2007, $13,500 contributed by the Company to the Invacare Retirement Savings Plan and $26,952 contributed by the Company to the DC Plus Plan and (ii) in 2006, $13,000 contributed by the Company to the Invacare Retirement Savings Plan and $30,048 contributed by the Company to the DC Plus Plan.

(11) Other compensation for Mr. Thompson includes (i) in 2007, $13,500 contributed by the Company to the Invacare Retirement Savings Plan and $10,572 contributed by the Company to the DC Plus Plan and (ii) in 2006, $12,032 contributed by the Company to the Invacare Retirement Savings Plan and $14,123 contributed by the Company to the DC Plus Plan.

(12) Other compensation for Mr. Richey includes (i) in 2007, $13,500 contributed by the Company to the Invacare Retirement Savings Plan and $11,832 contributed by the Company to the DC Plus Plan and (ii) in 2006, $12,452 contributed by the Company to the Invacare Retirement Savings Plan and $15,348 contributed by the Company to the DC Plus Plan.

(13) Other compensation for Mr. Slangen includes (i) in 2007, $13,500 contributed by the Company to the Invacare Retirement Savings Plan and (ii) in 2006, $11,636 contributed by the Company to

the Invacare Retirement Savings Plan, $13,104 contributed by the Company to the DC Plus Plan and $13,396 in premiums paid by the Company under the Executive Disability Income Plan.

Grants of Plan-Based Awards For Fiscal Year 2007

The following table shows, for the Named Executive Officers, plan-based awards to those officers during 2007, including restricted stock awards and stock option grants, as well as other incentive plan awards.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	(#)	(#)	($/Sh)	($)
A. Malachi Mixon III	8/22/07				35,200(1)			$23.71
	8/22/07					88,100(2)	$23.71	$ 7.42
	3/19/07	(3)	1,074,450	(3)				
Gerald B. Blouch	8/22/07				14,200(1)			$23.71
	8/22/07					35,500(2)	$23.71	$ 7.42
	3/19/07	(3)	640,490	(3)				
Gregory C. Thompson	8/22/07				6,700(1)			$23.71
	8/22/07					16,700(2)	$23.71	$ 7.42
	3/19/07	(3)	300,900	(3)				
Joseph B. Richey II	8/22/07				3,600(1)			$23.71
	8/22/07					9,000(2)	$23.71	$ 7.42
	3/19/07	(3)	316,650	(3)				
Louis F.J. Slangen	8/22/07				3,600(1)			$23.71
	8/22/07					9,000(2)	$23.71	$ 7.42
	3/19/07	(3)	289,650	(3)				

(1) Restricted shares granted pursuant to the Invacare Corporation 2003 Performance Plan (the "2003 Plan"). These shares vest in 25% increments over four years, commencing November 15, 2008. Dividends accrue and are payable based on the total shares awarded as of the date of grant, irrespective of whether the shares have vested.

(2) Stock options to purchase common shares of the Company granted under the 2003 Plan. These options become exercisable in 25% increments over four years, commencing September 30, 2008 and expire on August 22, 2017.

(3) On March 19, 2007, the Compensation Committee established performance goals under the Executive Incentive Bonus Plan for the purpose of providing financial incentives for 2007 to certain key employees, including all of the officers included in the above table. See the "Annual Cash Bonus" discussion in Compensation Discussion and Analysis above for a description of the terms these awards.

Restricted Stock and Stock Options

Each of the restricted stock awards and stock option grants set forth in the above table was awarded under the 2003 Plan. Under the 2003 Plan, and the restricted stock and option award agreements entered into in connection with the awards, the Compensation Committee may make certain adjustments to the awards and the awards may be terminated or amended, as further described below.

Adjustments. In the event of a recapitalization, stock dividend, stock split, reverse stock split, distribution to shareholders (other than cash dividends), or similar transaction, the Compensation Committee can adjust, in any manner that it deems equitable, the number and class of shares that may be issued under the 2003 Plan and the number and class of shares, and the exercise price, applicable to outstanding awards.

Termination of Awards. The Compensation Committee may cancel any awards if, without the Company's prior written consent, the participant (1) within 18 months after the date such participant terminates employment with the Company, renders services for an organization, or engages in a business, that is (in the judgment of the Compensation Committee) in competition with the Company, or (2) discloses to anyone outside of Invacare, or uses for any purpose other than Invacare's business, any confidential information relating to the Company. In addition, the Compensation Committee may, subject to certain conditions in the 2003 Plan and in its discretion, require the participant to return the economic value of any award that the participant realized or obtained prior to and after such participant engaged in any of the above activities.

Amendment of Awards. The Compensation Committee may, in its discretion, amend the terms of any award under the 2003 Plan, including to waive, in whole or in part, any restrictions or conditions applicable to, or to accelerate the vesting of, any award. This authority is subject to certain restrictions. In particular, the Compensation Committee may not amend an award in a manner that impairs the rights of any participant without his or her consent, or to reprice any stock options or stock appreciation rights at a lower exercise price, unless in accordance with an adjustment in the context of certain transactions described above.

In addition, in the event of a change in control of the Company, as defined in the 2003 Plan, unless the Board of Directors determines otherwise, (1) all outstanding stock options and stock appreciation rights will become fully exercisable, and (2) all restrictions and conditions applicable to restricted stock and other awards exercisable for common shares of the Company will be deemed to have been satisfied. Any other determination by the Board of Directors that is made after the occurrence of the change in control will not be effective unless a majority of the Directors then in office are "continuing directors" and the determination is approved by a majority of the "continuing directors" for this purpose (or is approved by a committee comprised solely of such "continuing directors"). "Continuing directors" are Directors who were in office prior to the change in control or were recommended or elected to succeed "continuing directors" by a majority of the "continuing directors" then in office (or by a committee comprised solely of such "continuing directors" then in office).

If the Board of Directors or any appropriate committee has determined that any fraud or intentional misconduct by a participant in the 2003 Plan was a significant contributing factor to the Company having to restate all or a portion of its financial statement(s), the Board or committee may take, in its discretion, such actions as it deems necessary to remedy the misconduct and prevent its recurrence. In determining what remedies to pursue, the Board or committee will take into account all relevant factors, including whether the restatement was the result of fraud or intentional misconduct. The Board may, to the extent permitted by applicable law, in all appropriate cases, require forfeiture of any equity compensation awarded to the participant for any fiscal period commencing on or after January 1, 2008

if and to the extent that (1) the amount awarded was calculated, or the vesting of the award was, based upon the achievement of certain financial results that were subsequently reduced due to a restatement, (2) the participant engaged in any fraud or intentional misconduct that significantly contributed to the need for the restatement, and (3) the amount or vesting of the equity compensation award that would have been awarded to the participant had the financial results been properly reported would have been lower than the amount actually awarded. In addition, the Board may terminate the participant's employment, authorize legal action, or take such other action to enforce the participant's obligations to the Company as it may deem appropriate in view of all the facts surrounding the particular case.

The above description highlights certain terms and conditions applicable to the restricted stock and option awards set forth in the Grants of Plan-Based Awards Table above. This summary is not a complete description of the 2003 Plan and is qualified in its entirety by reference to the 2003 Plan, which was included as Appendix A to the Company's definitive proxy statement filed in connection with its 2006 Annual Meeting of Shareholders, and to the form of Stock Option Agreement under the 2003 Plan and the form of Restricted Stock Agreement under the 2003 Plan, which are included as Exhibits 10(y) and 10(x), respectively, to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

Executive Incentive Bonus Plan

The Executive Incentive Bonus Plan was unanimously approved and adopted by the Compensation Committee as of March 2, 2005 and was approved and adopted by the shareholders of the Company on May 25, 2005. See the Compensation Discussion and Analysis for a discussion of awards under the Executive Incentive Bonus Plan during 2007.

Purpose. The Executive Incentive Bonus Plan is intended to provide an incentive to the Company's executive officers to improve the Company's operating results and to enable the Company to recruit and retain key officers by making the Company's overall compensation program competitive with compensation programs of other companies with which the Company competes for executive talent.

Administration. The plan is administered by the Compensation Committee, which generally has the authority to determine the manner in which the Executive Incentive Bonus Plan will operate, to interpret the provisions of the plan and to make all determinations under the plan.

Eligibility and Participation. All officers of the Company are eligible to be selected to participate in the Executive Incentive Bonus Plan. The Compensation Committee has the discretion to select those officers who will participate in the plan in any given year. A participant must be employed by the Company on the payment date in order to receive an award under the Executive Incentive Bonus Plan, unless the officer's employment terminated prior to the payment as a result of death, disability, or retirement. Unless the Compensation Committee determines otherwise, an officer whose employment terminates for any other reason prior to the payment date will not be eligible to receive a bonus award. For 2007, the Compensation Committee determined that the eligible participants under the plan included Messrs. Mixon, Blouch, Thompson, Richey and Slangen, as well as the Company's Senior Vice President of Business Development and General Counsel and the Senior Vice President of Human Resources.

Awards under the Executive Incentive Bonus Plan. Awards under the plan are designed to ensure that the compensation of the Company's officers is commensurate with their responsibilities and contribution to the success of the Company based on market levels indicated by compensation data obtained from time to time by the Company or the independent consultant. For each calendar year or other predetermined performance period, the Compensation Committee will establish a target

bonus for each eligible officer, payable if a specified performance goal is satisfied for such performance period.

Performance Goals. The performance goal for each performance period will provide for a targeted level or levels of performance using one or more of the following predetermined measurements: stock price, net sales, income from operations, earnings before income tax, earnings per share, cost controls, return on assets, and return on net assets employed. For 2007, the bonus award was based upon satisfaction of an adjusted earnings per share target, as further described above in the footnotes to the Grants of Plan-Based Awards table.

The performance goal for a performance period is established in writing by the Compensation Committee on or before the latest date permissible to enable the bonus award to qualify as "performance based compensation" under Section 162(m) of the Internal Revenue Code. The Compensation Committee may during this same time period adjust or modify the calculation of a performance goal for the performance period in order to prevent the dilution or enlargement of the rights of participants (1) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development; (2) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles or business conditions; and (3) in view of the Compensation Committee's assessment of the Company's business strategy, performance of comparable organizations, economic and business conditions, and any other circumstances deemed relevant by the Compensation Committee. The Compensation Committee may establish various levels of bonus depending upon relative performance toward a performance goal.

The target bonus payable to any officer for a performance period is a specified percentage of the officer's compensation for the performance period, but in no event will the bonus payable to any officer for a performance period exceed $5,000,000. This maximum bonus amount was set in part to permit the Executive Incentive Bonus Plan to accommodate continued growth of the Company and also to comply with the requirements of Section 162(m) of the Internal Revenue Code. The Board of Directors believes that this limit will provide the Compensation Committee with sufficient flexibility to reward exceptional contributions toward the Company's success. As described in the Compensation Discussion and Analysis elsewhere in this proxy statement, the Compensation Committee currently seeks to give each executive officer an opportunity to earn an annual cash bonus if the target is achieved that would result in total annual cash compensation to the executive officer that approximates the 75th market percentile of compensation paid by other employers with which the Company may compete for executive talent.

In the event of a change in control of the Company, the amount payable to each eligible participant in the plan at the time of such change in control would be equal to the greater of (1) the target bonus that would have been paid if the performance goal for the calendar year in which the change in control occurs had been achieved, or (2) the bonus that would have been paid to the participant if the performance goal that was actually achieved during the portion of the calendar year which occurs prior to the change in control is annualized for the entire calendar year.

If the Board of Directors or any appropriate committee has determined that any fraud or intentional misconduct by a participant in the Executive Incentive Bonus Plan was a significant contributing factor to the Company having to restate all or a portion of its financial statement(s), the Board or committee may take, in its discretion, such actions as it deems necessary to remedy the misconduct and prevent its recurrence. In determining what remedies to pursue, the Board or committee will take into account all relevant factors, including whether the restatement was the result of fraud or intentional misconduct. The Board may, to the extent permitted by applicable law, in all appropriate cases, require reimbursement of any bonus or incentive compensation paid to the participant for any fiscal period

commencing on or after January 1, 2008 if and to the extent that (1) the amount of incentive compensation was calculated based upon the achievement of certain financial results that were subsequently reduced due to a restatement, (2) the participant engaged in any fraud or intentional misconduct that significantly contributed to the need for the restatement, and (3) the amount of the bonus or incentive compensation that would have been awarded to the participant had the financial results been properly reported would have been lower than the amount actually awarded. In addition, the Board may terminate the participant's employment, authorize legal action, or take such other action to enforce the participant's obligations to the Company as it may deem appropriate in view of all the facts surrounding the particular case.

Amendment and Termination. The Company reserves the right, exercisable by the Compensation Committee, to amend the Executive Incentive Bonus Plan at any time and in any respect, or to terminate the plan in whole or in part at any time and for any reason. Amendments will be subject to the approval of the Company's shareholders in such manner and with such frequency as is required under Section 162(m) of the Internal Revenue Code.

Outstanding Equity Awards at December 31, 2007

The following table shows, for the Named Executive Officers, outstanding equity awards held by such officers at December 31, 2007.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
A. Malachi Mixon III	120,750			$23.6250	3/5/08				
	149,500			$23.6875	3/1/09				
	176,600			$18.6875	8/31/09				
	250,000			$23.4375	3/6/10				
	141,300			$25.1250	8/24/10				
	112,800			$ 33.50	10/31/11				
	122,400			$ 36.40	8/21/12				
	137,900			$ 37.70	8/20/13				
						2,627(1)	$ 66,200		
	142,000			$ 44.30	8/24/14				
						5,422(2)	$136,634		
	120,800			$ 41.87	9/8/15				
						11,196(3)	$282,139		
	22,025	66,075(4)		$ 22.66	8/23/16				
						26,400(5)	$665,280		
		88,100(6)		$ 23.71	8/22/17				
						35,200(7)	$887,040		

Name	Option Awards: Number of Securities Underlying Unexercised Options (#) Exercisable	Option Awards: Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Awards: Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Awards: Option Exercise Price ($)	Option Awards: Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)	Stock Awards: Market Value of Shares or Units of Stock That Have Not Vested ($)	Stock Awards: Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Stock Awards: Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Gerald B. Blouch	57,600			$23.6250	3/5/08				
	63,700			$23.6875	3/1/09				
	75,300			$18.6875	8/31/09				
	100,000			$23.4375	3/6/10				
	63,300			$25.1250	8/24/10				
	50,600			$ 33.50	10/31/11				
	55,000			$ 36.40	8/21/12				
	58,700			$ 37.70	8/20/13				
						1,627(1)	$ 41,000		
	56,300			$ 44.30	8/24/14				
						3,356(2)	$ 84,571		
	45,400			$ 41.87	9/8/15				
						6,929(8)	$174,611		
	8,875	26,625(4)		$ 22.66	8/23/16				
						10,650(5)	$268,380		
		35,500(6)		$ 23.71	8/22/17				
						14,200(7)	$357,840		
Gregory C. Thompson	82,000			$ 32.70	11/04/12				
	28,800			$ 37.70	8/20/13				
						873(1)	$ 22,000		
	25,900			$ 44.30	8/24/14				
						1,872(2)	$ 47,174		
	22,400			$ 41.87	9/8/15				
						3,865(9)	$ 97,398		
	4,175	12,525(4)		$ 22.66	8/23/16				
						5,025(5)	$126,630		
		16,700(6)		$ 23.71	8/22/17				
						6,700(7)	$168,840		
Joseph B. Richey II	17,900			$23.6250	3/5/08				
	21,600			$23.6875	3/1/09				
	25,500			$18.6875	8/31/09				
	21,000			$25.1250	8/24/10				
	15,800			$ 33.50	10/31/11				
	17,000			$ 36.40	8/21/12				
	15,400			$ 37.70	8/20/13				
	25,900			$ 44.30	8/24/14				
	22,400			$ 41.87	9/8/15				
	2,250	6,750(4)		$ 22.66	8/23/16				
						2,700(5)	$ 68,040		
		9,000(6)		$ 23.71	8/22/17				
						3,600(7)	$ 90,720		

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
	Option Awards					Stock Awards			
Louis F.J. Slangen	18,600			$23.6250	3/5/08				
	21,800			$23.6875	3/1/09				
	21,000			$25.1250	8/24/10				
	20,000			$ 33.50	10/31/11				
	21,800			$ 36.40	8/21/12				
	21,500			$ 37.70	8/20/13				
	25,900			$ 44.30	9/30/14				
	22,400			$ 41.87	9/8/15				
	2,250	6,750(4)		$ 22.66	8/23/16				
						2,700(5)	$68,040		
		9,000(6)		$ 23.71	8/22/17				
						3,600(7)	$90,720		

(1) These restricted shares vest on May 1, 2008.

(2) Half of these restricted shares vest on May 1, 2008, with the remaining half to vest on May 1, 2009.

(3) These restricted shares vest in approximate 1/3 increments over three years starting May 1, 2008.

(4) These stock options become exercisable in 25% increments over four years commencing September 30, 2007.

(5) These restricted shares vest in approximate 1/3 increments over three years starting November 15, 2008.

(6) These stock options become exercisable in 25% increments over four years commencing September 30, 2008.

(7) These restricted shares vest in 25% increments over four years commencing November 15, 2008.

(8) These restricted shares vest according to the following schedule: 2,310 vest on May 1, 2008; 2,310 vest on May 1, 2009; and 2,309 vest on May 1, 2010.

(9) These restricted shares vest according to the following schedule: 1,289 vest on May 1, 2008; 1,288 vest on May 1, 2009; and 1,288 vest on May 1, 2010.

Option Exercises and Stock Vested During Fiscal Year 2007

The following table shows, for the Named Executive Officers, information regarding each exercise of a stock option and each vesting of restricted stock during 2007.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
A. Malachi Mixon III	—	—	3,670	$ 64,739
			2,627	$ 46,340
			2,712	$ 47,840
			3,733	$ 65,850
			8,800	$224,048
Gerald B. Blouch	—	—	2,272	$ 40,078
			1,627	$ 28,700
			1,678	$ 29,600
			2,310	$ 40,748
			3,550	$ 90,383
Gregory C. Thompson	—	—	1,280	$ 22,579
			873	$ 15,400
			936	$ 16,511
			1,289	$ 22,738
			1,675	$ 42,646
Joseph B. Richey II	—	—	900	$ 22,914
Louis F.J. Slangen	—	—	900	$ 22,914

Pension Benefits for Fiscal Year 2007

The following table presents certain information for each of the Named Executive Officers with respect to the SERP.

Name	Plan Name(1)	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Year ($)
A. Malachi Mixon III	SERP	27	10,041,378(3)	—
Gerald B. Blouch	SERP	16	4,015,298	—
Gregory C. Thompson	SERP	10(4)	710,380	—
Joseph B. Richey II	SERP	23	2,167,451	—
Louis F.J. Slangen	SERP	20	1,738,594	—

(1) The SERP is the Company's original Supplemental Executive Retirement Plan and a new plan which is intended to work in tandem with the original plan to operate effectively as one plan, as further described below under Supplemental Executive Retirement Plan (collectively, the "SERP").

(2) This column presents the actuarial present value of each officer's accumulated benefit under the applicable plan, computed as of the same pension plan measurement date used for financial statement reporting purposes. For purposes of this calculation, Named Executive Officers are assumed to have worked until the normal retirement age as defined in the SERP, which is the attainment of age 65.

(3) In recognition of Mr. Mixon's successful completion of management succession planning and his past contributions to the Company, in 2000, the Compensation Committee waived the "Company contribution offset" to his SERP balance.
(4) In consideration of his joining the Company in 2002, Mr. Thompson was credited with five years of service under the SERP.

Supplemental Executive Retirement Plan

In 1995, the Company established the SERP for certain executive officers to supplement other savings plans offered by the Company so as to provide a specific level of replacement compensation for retirement. In order to comply with Section 409A of the Internal Revenue Code, in 2005 the Company froze the original Supplemental Executive Retirement Plan and adopted a new plan, effective in 2005, which is intended to work in tandem with the original plan and operate effectively as one plan.

Under the SERP, the normal retirement date is either age 65 or, if the executive has reached 15 years of service, age 62. The normal benefit is a single-life annuity in an amount equal to 50% of a participant's final earnings, which is the participant's annual base salary and target bonus on the April 1st immediately preceding or coincident with the date of the termination of the participant's employment, multiplied by a service ratio, which is the participant's years of service divided by 15 years (but not more than one). This normal benefit is subject to certain reductions, including the annuitized value of Company contributions to the Invacare Retirement Savings Plan and the DC Plus Plan, one-half of the annual Social Security benefit, and other offsets. An early retirement benefit is available once the executive reaches age 55 with 10 years of service, in an amount equal to the normal retirement benefit reduced by 6% for each year that precedes the executive's normal retirement date under the plan. A participant's benefits under the SERP vest over five years (i.e., 20% per year), so that a participant is fully vested (100%) five years after becoming a participant in the SERP. The SERP also provides for certain disability benefits, termination benefits and change of control benefits. Upon disability, the participant becomes 100% vested and unreduced normal retirement benefits are commenced. Upon termination prior to early or normal retirement, the participant becomes entitled to receive, when and if the participant reaches retirement age, the vested portion of the accrued normal retirement benefit. The amount of the benefit is subject to reduction in such cases, depending upon the age of the participant when he elects to begin receiving the benefit. Upon a change of control, if the participant's employment is subsequently terminated for any reason other than death within three years after the change of control (two years for amounts under the original plan), the participant receives a lump sum benefit that is actuarially equivalent to his normal retirement benefit and is treated as 100% vested with a service ratio of one (i.e., treated as having at least 15 years of service). Actuarial equivalence is calculated on the basis of the 1983 Group Annuity Mortality table and the greater of 8% annual interest or Moody's Corporate Bond Yield Average rate for the prior calendar year.

The SERP is a nonqualified plan and, thus, the benefits accrued under these plans would be subject to the claims of the Company's general creditors if the Company were to file for bankruptcy. The benefits will be paid (1) from an irrevocable grantor trust which has been partially funded from the Company's general funds and/or (2) directly from the Company's general funds.

The present value of each Named Executive Officer's accumulated benefit under the SERP is calculated based on a number of factors, including current compensation data, the provisions of the SERP, and the following assumptions: the executive salary will increase at a rate of 4.0% per year; the consumer price index will increase at a rate of 3.0% per year; the executive's retirement age will be age 65; the corporate annual income tax rate will be 40.0%; future contributions by the Company to the tax-qualified Invacare Retirement Savings Plan to offset the SERP will increase at a rate of 6.0% per year; earnings on Company contributions to the SERP will average 8.0% per year; and a discount rate of 6.0%.

Nonqualified Deferred Compensation for Fiscal Year 2007

The following table presents information for each of the Named Executive Officers regarding contributions, earnings, withdrawals and balances under the DC Plus Plan.

Name	Executive Contributions in 2007 ($)(1)	Registrant Contributions in 2007 ($)(2)	Aggregate Earnings in 2007 ($)(3)(4)	Aggregate Withdrawals/ Distributions ($)(5)	Aggregate Balance at December 31, 2007 ($)(6)
A. Malachi Mixon III	107,445	55,467	484,372	4,112,245	817,781
Gerald B. Blouch	20,226	31,452	41,484	24,400	886,449
Gregory C. Thompson	20,060	15,072	10,447	24,220	144,099
Joseph B. Richey II	16,888	16,332	31,484	19,035	649,271
Louis F.J. Slangen	15,448	14,172	123,478	15,770	1,666,577

(1) The amounts reported in this column represent the portion of the officer's salary and/or bonus, as reported in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the Summary Compensation Table, that was deferred into the plan.

(2) The amounts reported in this column have been included with respect to each officer in the "All Other Compensation" column of the Summary Compensation Table above, as described in footnote (7) to that Table.

(3) No portion of the amounts reported in this column that represent accrued interest has been included in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table, since none of the amounts reported in this column represent above-market or preferential interest or earnings accrued on the applicable plan.

(4) Please see the discussion below under DC Plus Plan for a description of how earnings under the plan are calculated.

(5) The distributions shown for each of Messrs. Blouch, Thompson, Richey and Slangen and $24,400 of the distributions shown for Mr. Mixon reflect a transfer to the officer's account under the tax-qualified Invacare Retirement Savings Plan up to the amount allowed by IRS limitations, pursuant to the terms of the DC Plus Plan. The remaining amount of the distributions shown for Mr. Mixon reflect Mr. Mixon's election during 2007 to withdraw a portion of the balance of his account pursuant to the terms of the plan.

(6) Other than registrant contributions (and the earnings thereon) made by the Company on behalf of each Named Executive Officer, the account balances shown in this column are solely attributable to deferrals by the Named Executive Officers of previously earned compensation and the earnings on these amounts.

DC Plus Plan

The DC Plus Plan is a non-qualified contributory savings plan for highly compensated employees. The program is offered to allow participants to defer compensation above the amount allowed in the Invacare Retirement Savings Plan, the Company's qualified retirement plan, and to provide participants with additional pre-tax savings opportunities. The DC Plus Plan is actually two plans operating effectively as one. In 2004, the Company froze what was originally established as the 401(k) Plus Plan and prohibited further deferrals and contributions to that plan for compensation earned after December 31, 2004. It then adopted the DC Plus Plan, effective January 1, 2005, in order to address the requirements of Section 409A of the Internal Revenue Code. All benefits of the participants earned and vested in the 401(k) Plus Plan as of December 31, 2004 remain preserved under the existing plan provisions. These plans are referred to in this proxy statement collectively as the "DC Plus Plan."

The DC Plus Plan allows participants to defer all or any portion of their annual cash bonus compensation and up to 50% of their salary to the plan. The Company provides a matching contribution on amounts deferred of up to an annual maximum of 2% of salary, as well as a quarterly contribution of up to 4% of salary for the benefit of eligible participants. The DC Plus Plan works in tandem with the Invacare Retirement Savings Plan, in that the participant can elect for funds to be transferred to the qualified plan on an annual basis, as determined by IRS limitations. Participants may allocate contributions among an array of funds representing a full range of risk/return profiles, including Company common shares reflected in phantom share units. Employee deferrals and contributions by the Company for the benefit of each employee are credited with earnings, gains or losses based on the performance of investment funds selected by the employee. Earnings under the DC Plus Plan are based on the following underlying funds, which had the following annual returns in 2007: Managed Income Portfolio, 4.37%; PIMCO Total Return Fund, 8.81%; Dodge & Cox Balanced Fund, 1.73%; Fidelity Equity-Income Fund, 1.40%; Spartan U.S. Equity Index Fund, 5.43%; Harbor Small Cap Value Fund, (1.67)%; Fidelity Growth Company Fund, 19.89%; Harbor Small Cap Growth Fund, 13.64%; Fidelity Diversified International Fund, 16.03%; and Invacare Common Stock, 2.96%. These funds generally are the same as are offered for investment under the Invacare Retirement Savings Plan. Participants do not have any direct interest in or ownership of the funds. Participant's contributions are always 100% vested and employer contributions vest according to a five year graduated scale. All distributions from the plan are in the form of cash and paid in a single lump sum upon termination of employment unless the participant has a qualifying termination (i.e., after reaching retirement age or on account of death or disability), the account is over the required threshold amount (i.e., over $20,000 in the 401(k) Plus Plan portion and $10,000 in the DC Plus Plan portion), and the participant has elected to receive payment in installments instead of a lump sum. The installment period can not exceed 15 years. Distributions under the DC Plus Plan may be made only upon termination of the employee's employment, death, disability or hardship, or at a time certain specified by the employee at the time of deferral in accordance with the terms of the plan. However, distributions of amounts held under the original 401(k) Plus Plan may be made at any time at the election of the participant, subject to the forfeiture by the participant of 5% of the amount distributed. Elections to participate in the DC Plus Plan must be made by the employee in accordance with the requirements of the plan and applicable law.

Other Potential Post-Employment Compensation

Severance and Change of Control Benefits

Upon termination of employment for certain reasons (other than a termination following a change of control of the Company) severance benefits may be paid to the Named Executive Officers. The severance benefits payable to Mr. Blouch are addressed in his Severance Protection Agreement, discussed below, and the severance benefits payable to Messrs. Richey, Slangen and Thompson are addressed in the description of each of their respective letter agreements below. Mr. Mixon is not covered under a general severance agreement, but is entitled to receive benefits under a change of control agreement (discussed below under Change of Control Agreements) like all of the other Named Executive Officers and under a Chairman and CEO Retirement Program (discussed below under Chairman and CEO Retirement Program).

Severance Protection Agreement

In 2002, the Company entered into a Severance Protection Agreement with Mr. Blouch. Under the terms of the agreement, if Mr. Blouch's employment is terminated by reason of death or disability, by the Company for cause (as defined in the agreement) or by Mr. Blouch other than for good reason (as defined in the agreement), he or his estate is entitled to receive payment of any compensation and benefits accrued but unpaid at the time of such termination. If Mr. Blouch's employment is terminated by the Company other than for cause or by Mr. Blouch for good reason (but not due to death or

disability) and, if Mr. Blouch is not entitled to receive benefits under his change of control agreement (discussed below under Change of Control Agreements), he then is entitled to receive the following benefits:

- compensation equal to three times the amount of his then applicable annual base salary, to be paid in three equal annual installments;
- 75% of his target bonus for the year in which employment ends, to be paid in three equal annual installments;
- any then-outstanding stock option grant or stock award shall immediately vest in full as of the date of termination of employment, unless stated otherwise in the option agreement; and
- the exercise period of any unexercised stock option shall be extended until the earlier of two years after the date of termination of employment or expiration of the option, unless stated otherwise in the option agreement. In addition, Mr. Blouch may exercise all options by means of a cashless exercise program, so long as (a) the program is permitted under applicable law, and (b) the Company is not required to recognize additional compensation expense as a result of the exercise.

In accordance with the terms described above, assuming that Mr. Blouch's employment with the Company was terminated by the Company other than for cause or by Mr. Blouch for good reason (but not due to death or disability) as of December 31, 2007, the amounts and/or values of the benefits he would be entitled to receive are as follows: (1) $2,022,600 in respect of three times his applicable base salary; (2) $880,368 in respect of 75% of his applicable target bonus; and (3) $1,046,925 in respect of the present value of acceleration of vesting of outstanding unvested stock option grants and restricted stock awards and of the extension of the exercise periods of outstanding unexercised stock options, for a total of $3,949,893.

The agreement contains provisions which restrict Mr. Blouch's ability to engage in any business that is competitive with the Company's business, or to solicit Company employees, customers or suppliers for a period of two years following the date of termination of his employment or two years after the last payment due to Mr. Blouch pursuant to the severance provisions described above, whichever is later. The agreement also contains provisions requiring Mr. Blouch to maintain the confidentiality of non-public Company information during and after his employment and to assign to the Company any rights that he may have in any intellectual property developed in the course of his employment.

Other Severance Arrangements

The Company has entered into letter agreements with each of Messrs. Richey, Slangen and Thompson which provide that, upon a termination of employment other than by the Company for cause or following a change of control of the Company, each executive will be entitled to continuation of his then-applicable base salary for one year, to receive a pro rata portion of his target bonus for the year in which his employment ends based on the date of termination, and to continuation of health insurance benefits until the earlier of the end of the severance period or such time as he obtains employment that provides such coverage.

In accordance with the terms described above, assuming that the employment of each of Messrs. Richey, Slangen and Thompson was terminated by the Company other than for cause as of December 31, 2007, and assuming that these individuals were not entitled to benefits under their change of control agreements, the amounts and/or values of the benefits they each would be entitled to receive are as follows: (1) Mr. Richey would be entitled to $422,200 in respect of the continuation of his current base salary for one year, $316,650 in respect of his target bonus for the year and $6,252 in

respect of the continuation of his current health insurance benefits for one year, for a total of $745,102; (2); Mr. Slangen would be entitled to $386,200 in respect of the continuation of his current base salary for one year, $289,650 in respect of his target bonus for the year and $6,252 in respect of the continuation of his current health insurance benefits for one year, for a total of $682,102; and (3) Mr. Thompson would be entitled to $401,200 in respect of the continuation of his current base salary for one year, $300,900 in respect of his target bonus for the year and $6,252 in respect of the continuation of his current health insurance benefits for one year, for a total of $708,352.

The Company also has entered into a technical information and non-competition agreement with each of Messrs. Richey, Slangen and Thompson which contain provisions requiring each executive to maintain the confidentiality of non-public Company information during and after his employment and to assign to the Company any rights that he may have in any intellectual property developed in the course of his employment. The agreements also contain provisions which restrict each executive's ability to engage in any business that is competitive with the Company's business, or to solicit Company employees, customers or suppliers for a period of three years following the date of termination of his employment; provided that, if the executive is unable to obtain employment consistent with his training and education solely because of the non-competition provisions of the agreement, the provisions will be effective only for so long as the Company makes monthly payments to the executive equal to his monthly base salary at the time of termination of his employment with the Company (including payment of premiums for health and life insurance as generally provided to the Company's employees).

Change of Control Agreements

The Company has entered into change of control agreements with certain of its executive officers, including each of the Named Executive Officers. The agreements continue through December 31 of each year and are automatically extended in one-year increments unless the Company gives prior notice of termination at least one year in advance. These agreements are intended to ensure the continuity of management and the continued dedication of the executives during any period of uncertainty caused by the possible threat of a takeover. Except in two respects, Invacare's change of control agreements are so-called "double trigger" agreements in that they do not provide for benefits unless there is both a change of control of the Company and an executive is terminated without cause (as defined in the agreement) or resigns for good reason (as defined in the agreement) within three years after the change of control. The two exceptions are (a) in most cases, an executive's unvested stock options and unvested restricted shares will immediately vest upon a change of control without the requirement of a termination of employment without cause or resignation for good reason and (b) if an executive remains in the employ of the Company for at least one year after the change of control, the executive is entitled to receive a retention bonus (as more fully described below) again without the requirement of a termination of employment without cause or resignation for good reason. The retention bonus is included as an incentive to the continued employment and dedication of the executive during the year following a change of control, which the Company believes increases the value of the Company to a potential acquirer.

In the event that there is a change of control of the Company (as defined in the agreement) and the executive remains employed by the Company on the first anniversary of the change of control, the executive is entitled to receive a retention bonus payment equal to the sum of (a) the highest annual base salary paid by the Company to the executive since the effective date of the agreement; and (b) the higher of the executive's target bonus amounts for the two previous fiscal years (such sum being hereinafter referred to as "Base Compensation"). Assuming a change of control of the Company as of December 31, 2007, if each of the Named Executive Officers were to remain employed by the Company one year after the change of control, he would be entitled to receive a retention payment equal to his Base Compensation as follows: (1) Mr. Mixon: $2,148,900; (2) Mr. Blouch: $1,314,690; (3) Mr. Richey: $738,850; (4) Mr. Slangen: $675,850; and (5) Mr. Thompson: $702,100.

If the executive is terminated without cause (as defined in the agreement) or resigns for good reason (as defined in the agreement) at any time during the three year period following a change of control under the conditions set forth in the agreements, the executive will receive, in addition to accrued but unpaid salary, bonus and vacation pay, the following:

- a lump sum amount equal to three times the executive's Base Compensation, less the one year retention payment paid to the executive, if any, as described above;
- a lump sum amount equal to three times the greatest contribution made by the Company to each of the Invacare Retirement Savings Plan, the 401(k) Plus Plan and the DC Plus Plan on behalf of the executive for any year in the three years prior to the change of control;
- a lump sum amount equal to the difference between (a) the amount payable to the executive under the Company's SERP and (b) the amount that would have been payable to the executive under the Company's SERP if the executive had continued to be employed by the Company for three years after termination of employment at the highest level of annual compensation received by the executive from the Company in any year during the three years prior to the change of control;
- continuing coverage under the Company's health, life and disability insurance programs (including those available only to executives and those generally available to employees of the Company) for three years after termination of employment; and
- a lump sum payment as necessary to "gross up," on an after-tax basis, the executive's compensation for all excise taxes and any penalties and interest imposed by Section 4999 of the Internal Revenue Code and Section 409A of the Internal Revenue Code.

The Company's equity compensation plans, the 401(k) Plus Plan, the DC Plus Plan and the SERP provide for the following upon a change in control:

- accelerated vesting of all outstanding unvested stock options, so that all options become exercisable in full;
- accelerated vesting of all outstanding restricted stock; and
- immediate vesting of the executive's rights under the 401(k) Plus Plan, the DC Plus Plan and the SERP (as if the executive achieved the maximum normal retirement benefit).

The change in control agreements also provide for these benefits if the executive is terminated without cause or resigns for good reason within three years after the change in control. Accordingly, the executive would receive the accelerated vesting of these benefits under the change in control agreements upon a qualifying termination of employment if they were not otherwise provided for under the plans at the time of the change of control, as a result of the Board determining not to accelerate vesting or due to an amendment in the terms of the plans. The change in control agreements further provide that all vested options will continue to be exercisable for two years after termination (unless the option earlier expires by its terms) and for the immediate vesting of the executive's rights under the Invacare Retirement Savings Plan.

The table below reflects the approximate amounts that would be payable to each Named Executive Officer under the individual change of control agreements assuming that the change of control occurred at December 31, 2007 and that such executive's employment was terminated in a manner triggering payment of the above benefits, including a gross-up for certain taxes in the event that any payments made in connection with a change in control would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, and assuming that no payments would be subject to excise tax or penalties imposed by Section 409A of the Internal Revenue Code.

Name	Lump Sum Severance Amount(1)	Retirement Plan Enhancement(2)	Continuing Benefit Plan Coverage(3)	Early Vesting of Stock Options(4)	Early Vesting of Restricted Stock(4)	Estimated Tax Gross Up(5)	Total(6)
A. Malachi Mixon III	$6,640,125	$ —	$75,176	$87,739	$576,383	$ —	$7,379,423
Gerald B. Blouch	$4,065,450	$ —	$47,562	$35,224	$245,081	$ —	$4,393,317
Gregory C. Thompson	$2,258,415	$1,531,951	$49,580	$16,570	$119,112	$2,906,747	$6,882,375
Joseph B. Richey II	$2,292,570	$ —	$24,839	$ 9,006	$ 52,232	$ —	$2,378,647
Louis F. J. Slangen	$2,097,066	$ —	$63,128	$ 8,963	$ 51,995	$ 970,341	$3,191,493

(1) This amount is comprised of (i) a lump sum amount equal to three times the executive's Base Compensation (which is $6,446,700 for Mr. Mixon, $3,944,070 for Mr. Blouch, $2,106,300 for Mr. Thompson, $2,216,550 for Mr. Richey and $2,027,550 for Mr. Slangen); (ii) a lump sum amount equal to three times the greatest contribution made by the Company on behalf of the executive for any year in the three years prior to the change of control to (A) the Invacare Retirement Savings Plan (which is $40,500 for Messrs. Mixon, Blouch, Richey Slangen and Thompson), (B) the DC Plus Plan (which is $152,925 for Mr. Mixon, $80,880 for Mr. Blouch, $31,740 for Mr. Thompson, $35,520 for Mr. Richey and $29,016 for Mr. Slangen), and (iii) a lump sum amount equal to the difference between (a) the amount payable to the executive under the SERP and (b) the amount that would have been payable to the executive under the SERP if he had continued to be employed by the Company for three years after termination of employment (which is $79,875 for Mr. Thompson; Messrs. Mixon, Blouch, Richey and Slangen are each 100% vested with a service ratio that allows for maximum benefits under the SERP and therefore receive no additional benefit pursuant to the applicable provisions of the change of control agreements).

(2) This amount is comprised of (i) the present value of the difference between (a) the actuarial equivalent of the retirement benefit payable to the executive under the SERP assuming the vesting percentage and service ratio are accelerated to allow for maximum benefits and (b) the actuarial equivalent of the retirement benefit currently payable to the executive under the SERP without acceleration, which is $1,531,951 for Mr. Thompson; (ii) the present value of the difference between (a) the amount of the executive's vested account balance under the Invacare Retirement Savings Plan, assuming 100% vesting of all contributions, and (b) the amount of the executive's currently vested account balance under the Invacare Retirement Savings Plan; (iii) the present value of the difference between (a) the amount of the executive's vested account balance under the 401(k) Plus Plan, assuming 100% vesting of all contributions and (b) the amount of the executive's currently vested account balance under the 401(k) Plus Plan; and (iv) the present value of the difference between (a) the amount of the executive's vested account balance under the DC Plus Plan, assuming 100% vesting of all contributions and (b) the amount of the executive's currently vested account balance under the DC Plus Plan. Assuming a change of control of the Company and termination of his employment as of December 31, 2007, Mr. Thompson would become 100% vested in the SERP with a service ratio that would allow for maximum benefits. As of December 31, 2007, Mr. Thompson was 100% vested in each of the Invacare Retirement Savings Plan, the 401(k) Plus Plan and the DC Plus Plan. Messrs. Mixon, Blouch, Richey and Slangen are each currently 100% vested in each of the above mentioned plans and have achieved the service ratio necessary to allow for maximum benefits under the SERP and therefore would receive no additional benefits under the SERP as a result of a change of control.

(3) This amount represents the present value of continuing coverage under the Company's health, life and disability insurance programs (including those available only to executives and those generally available to employees of the Company) for three years following the date of termination.

(4) These awards would become vested and the amount shown represents the present value of the acceleration of vesting under Section 4999 of the Internal Revenue Code.

(5) The estimated tax gross-up is calculated assuming that a change of control of the Company and termination of the executive's employment occurred at December 31, 2007 and assuming that none of the payments made pursuant to the change of control agreements were made in consideration of past services.

(6) The amounts in this column do not include amounts that would be payable to the Named Executive Officers under the Company's Death Benefit Only Plan if the executive subsequently died following a termination of his employment after a change of control. The amounts payable under the Death Benefit Only Plan in such an event are described and quantified below in "Retirement and Other Post-Termination Benefits — Death Benefit Only Plan."

Retirement and Other Post-Termination Benefits

The Company maintains other plans and arrangements with its Named Executive Officers which provide for post-employment benefits upon the retirement or death of the executives, as further described below.

Retirement Plans

The Company's Named Executive Officers are eligible to participate in the SERP and the DC Plus Plan. The SERP and the present value of the accumulated benefits of each Named Executive Officer under the SERP are described elsewhere in this proxy statement under the Pension Benefits Table. The DC Plus Plan and the aggregate account balance of each Named Executive Officer under the plan are described elsewhere in this proxy statement under the Non-Qualified Deferred Compensation Table.

Death Benefit Only Plan

The Company maintains a Death Benefit Only Plan ("DBO Plan") for its senior executives other than the CEO. By participating in the DBO Plan, an executive agrees to limit his coverage under the Company's other group life insurance plans to a maximum of $50,000. Under the DBO Plan, subject to certain limitations, if a participant dies while employed by the Company, his designated beneficiary shall receive a benefit equal to three times the executive's highest annual base salary plus target bonus as in effect on the April 1st preceding or coincident with his death. If a participant dies after attaining age 65 or after his employment with the Company is otherwise terminated following a change of control of the Company, a payment equal to his highest annual base salary plus target bonus as in effect on the April 1st preceding or coincident with such event will be payable on behalf of the participant. The Company may, in its discretion, pay an additional amount in order to "gross up" the participant for some or all of the income taxes that may result from the benefits described above. With respect to each Named Executive Officer, if the executive had died on December 31, 2007, the following amounts would have been payable on an after-tax basis under the DBO Plan: (1) $3,942,900 to the beneficiaries of Mr. Blouch; (2) $768,404 to the beneficiaries of Mr. Richey (who is over age 65); (3) $2,027,550 to the beneficiaries of Mr. Slangen; and (4) $2,106,300 to the beneficiaries of Mr. Thompson. Upon a change of control of the Company, the Company's obligations under the DBO Plan will be binding on any successor to the Company and the foregoing benefits would be payable to a participant under the DBO Plan in accordance with the terms described above upon the death of the participant following the change of control.

Chairman and CEO Retirement Program

In March 2000, the Company established a retirement program for Mr. Mixon. Under the program, upon his retirement, Mr. Mixon is to be provided with a spending account of $200,000 per year for each of the five years following retirement for reimbursement of office and clerical support, financial and legal planning and other reasonable expenses incurred in an ongoing role as consultant to the Company. If, at the end of any year, any amounts remain in such account, the remaining amounts are to be paid to Mr. Mixon or his beneficiaries. The program further provides that, for each of the five years following his retirement, Mr. Mixon will be reimbursed for the cost of private or first class airfare of up to a maximum of $30,000 per year, the cost of home security expenses of up to $2,000 per year and the annual premium cost for medical insurance for Mr. Mixon and his spouse that is substantially similar to that maintained by the Company on his behalf prior to his retirement. In addition, during the five years after his retirement, Mr. Mixon will continue to be eligible to participate, at the Company's cost, in such personal umbrella insurance coverage and medical check-up benefit plans as may be maintained by the Company for its senior executives. The program will terminate on the earlier of the fifth anniversary of Mr. Mixon's retirement from the Company or a change of control of the Company as defined under the Change of Control Agreements described above. The Company estimates that, assuming that Mr. Mixon retired from the Company at December 31, 2007, the total amount payable to Mr. Mixon in connection with the foregoing benefits over the five-year period following retirement would be equal to approximately $1,250,650.

Compensation of Directors

Non-employee directors were paid a $35,000 annual retainer in 2007, which remained the same as 2006, $2,000 per Board meeting attended and $1,500 per committee meeting attended, or $2,000 per committee meeting for the committee chairperson. If the Board or a committee meets via teleconference, the directors attending the meeting receive one-half of the normal Board or committee meeting attendance fee. In February 2008, the Company established the new position of Lead Director, who will receive an annual retainer of $10,000 per year. The Chairman of the Audit Committee receives an additional retainer of $5,000 per year. In addition, all non-employee directors have historically received annual stock option grants to acquire up to 4,000 shares vesting over a four-year term. Because the 2007 stock option grants were made in August, 2007 rather than March of that year, the amount of the 2007 grant for each non-employee director was increased from 4,000 shares to 5,650 shares.

Directors are eligible to defer compensation payable by the Company for their services as a director into discounted (to 75% of market value on the date of grant) stock options granted under the 2003 Plan. Of the amounts reflected in the "Fees Earned or Paid in Cash" column in the table below, Mr. Delaney deferred $4,600 and Mr. Kasich deferred $48,000 of their 2007 compensation and, as a result, each was issued stock options on December 16, 2006 with an exercise price per share discounted 25% from the closing price per share of the Company's common shares as quoted on the New York Stock Exchange on that date.

2007 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
James Boland	60,750(2)	—	12,238(3)	—	—	—	72,988
Michael Delaney	47,000(4)	—	12,238(5)	—	—	—	59,238
Dr. C. Martin Harris	43,500(6)	—	12,238(7)	—	—	920(8)	56,658
Dr. Bernadine Healy	53,250(9)	—	12,238(10)	—	—	—	65,488
General James L. Jones	38,167(11)	—	12,238(12)	—	—	—	50,405
John Kasich	48,000(13)	—	12,238(14)	—	—	—	60,238
Dan T. Moore	49,500(15)	—	12,238(16)	—	—	—	61,738
William Weber	68,000(17)	—	12,238(18)	—	—	—	80,238

(1) The values reported in this column represent the dollar amount of expense recognized for financial statement purposes for the fiscal year ended December 31, 2007 in accordance with FAS 123R with respect to all stock options awarded to each director during or prior to 2007. The grant date fair value per share of the stock options granted to each of the directors in 2007 was between $6.59 and $8.97. For a description of the assumptions made in computing the values reported in this column, see "Shareholders' Equity Transactions" in the Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

(2) The fees to Mr. Boland include a $35,000 retainer, $8,000 for attendance at four Board meetings, $6,000 for attendance (as committee chair) at three meetings of the Compensation, Management Development and Corporate Governance Committee, $6,000 for attendance at four meetings of the Audit Committee, $3,750 for attendance at five teleconference meetings of the Audit Committee, $1,000 for attendance at one Board teleconference meeting and $1,000 for attendance (as committee chairman) at one teleconference meeting of the Compensation Committee.

(3) As of the end of the fiscal year, Mr. Boland held options to buy 64,829 common shares of the Company under the Invacare Corporation 1992 Non-Employee Directors Stock Option Plan, the Invacare Corporation 1994 Performance Plan and the Invacare Corporation 2003 Performance Plan. All options were granted between October 30, 1998 and December 14, 2007, at exercise prices between $16.03 to $47.01 per share, will expire between October 30, 2008 and December 14, 2017, and became or will become exercisable between October 30, 1999 and September 30, 2011.

(4) The fees to Mr. Delaney include a $35,000 retainer, $8,000 for attendance at four Board meetings, $1,000 for attendance at one Board teleconference meeting and $3,000 for attendance at two meetings of the Investment Committee. Mr. Delaney deferred certain of his 2007 Director fees, as further described above.

(5) As of the end of the fiscal year, Mr. Delaney held options to buy 24,242 common shares of the Company under the Invacare Corporation 1994 Performance Plan and the Invacare Corporation 2003 Performance Plan. All options were granted between March 2, 1999 and December 14, 2007, at exercise prices between $16.3125 to $47.01 per share, will expire between March 2, 2009 and December 14, 2017, and became or will become exercisable between March 31, 2000 and September 30, 2011.

(6) The fees to Dr. Harris include a $35,000 retainer, $6,000 for attendance at three Board meetings, $1,000 for attendance at one Board teleconference meeting and $1,500 for attendance at one meeting of the Investment Committee.

(7) As of the end of the fiscal year, Dr. Harris held options to buy 31,325 common shares of the Company under the Invacare Corporation 1994 Performance Plan and the Invacare Corporation 2003 Performance Plan. All options were granted between February 5, 2003 and August 22 2007, at exercise prices between $22.68 to $47.01 per share, will expire between February 5, 2013 and August 22, 2017, and became or will become exercisable between December 31, 2003 and September 30, 2011.

(8) Other compensation includes personal use of corporate suites or tickets to sporting events. See the discussion in footnote 7 to the Summary Compensation Table for a description of the Company's methodology for determining the incremental cost of this perquisite.

(9) The fees to Dr. Healy include a $35,000 retainer, $8,000 for attendance at four Board meetings, $4,000 for attendance at two meetings of the Investment Committee (as committee chairperson), $4,500 for attendance at three meetings of the Compensation Committee $1,000 for attendance at one Board teleconference meeting and $750 for attendance at one teleconference meeting of the Compensation Committee.

(10) As of the end of the fiscal year, Dr. Healy held options to buy 45,087 common shares of the Company under the Invacare Corporation 1994 Performance Plan and the Invacare Corporation 2003 Performance Plan. All options were granted between March 2, 1999 and August 22, 2007, at exercise prices between $16.03 to $47.01 per share, will expire between March 2, 2009 and August 22, 2017, and became or will become exercisable between March 31, 2000 and September 30, 2011.

(11) The fees to General Jones include a $29,167 retainer for a partial year of service, $6,000 for attendance at three Board meetings and $3,000 for attendance at two meetings of the Investment Committee.

(12) As of the end of the fiscal year, General Jones held options to buy 21,400 common shares of the Company under the Invacare Corporation 2003 Performance Plan. All options were granted between July 9, 2007 and December 14, 2007, at exercise prices between $18.23 to $23.71 per share, will expire between July 9, 2017 and December 14, 2017, and became or will become exercisable between March 1, 2008 and September 30, 2011.

(13) The fees to Mr. Kasich include a $35,000 retainer, $8,000 for attendance at four Board meetings, $3,000 for attendance at two meetings of the Investment Committee $1,000 for attendance at one Board teleconference meeting and $1,000 for attendance (as committee chair) of one teleconference meeting of the Nominating Committee. Mr. Kasich deferred certain of his 2007 Director fees, as further described above.

(14) As of the end of the fiscal year, Mr. Kasich held options to buy 52,986 common shares of the Company under the Invacare Corporation 1992 Non-Employee Directors Stock Option Plan, the Invacare Corporation 1994 Performance Plan and the Invacare Corporation 2003 Performance Plan. All options were granted between March 1, 2001 and August 22, 2007, at exercise prices between $18.1875 to $47.01 per share, will expire between March 1, 2011 and August 22, 2017, and became or will become exercisable between March 31, 2002 and September 30, 2011.

(15) The fees to Mr. Moore include a $35,000 retainer, $6,000 for attendance at three Board meetings, $750 for attendance at one teleconference meeting of the Nominating Committee, $4,500 for attendance at three meetings of the Audit Committee, $1,000 for attendance at one Board teleconference meeting and $2,250 for attendance at three teleconference meetings of the Audit.

(16) As of the end of the fiscal year, Mr. Moore held options to buy 36,603 common shares of the Company under the Invacare Corporation 1994 Performance Plan and the Invacare Corporation 2003 Performance Plan. All options were granted between March 2, 1999 and August 22, 2007, at exercise prices between $16.3125 to $47.01 per share, will expire between March 2, 2009 and August 22, 2017, and became or will become exercisable between March 31, 2000 and September 30, 2011.

(17) The fees to Mr. Weber include a $35,000 retainer, $8,000 for attendance at four Board meetings, $4,500 for attendance at three meetings of the Compensation, Management Development and Corporate Governance Committee, a $5,000 retainer as Chairman of the Audit Committee, $8,000 for attendance (as committee chair) at four meetings of the Audit Committee, $5,000 for attendance (as committee chair) at five teleconference meetings of the Audit Committee, $750 for attendance at a teleconference meeting of the Compensation Committee $1,000 for attendance at one Board teleconference meeting and $750 for attendance at a teleconference meeting of the Nominating Committee.

(18) As of the end of the fiscal year, Mr. Weber held options to buy 32,241 common shares of the Company under the Invacare Corporation 1994 Performance Plan and the Invacare Corporation 2003 Performance Plan. All options were granted between March 2, 1999 and December 14, 2007, at exercise prices between $18.95 to $47.01 per share, will expire between March 2, 2009 and December 14, 2017, and became or will become exercisable between March 31, 2000 and September 30, 2011.

Equity Compensation Plan Information

The following table provides information as of December 31, 2007 about our common shares that may be issued upon the exercise of options, warrants and rights granted under all of our existing equity compensation plans, including the Invacare Corporation 2003 Performance Plan, the Invacare Corporation 1994 Performance Plan and the Invacare Corporation 1992 Non-Employee Directors Stock Option Plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	4,732,965	$30.02	1,354,431(1)
Equity compensation plans not approved by security holders	11,689(2)	—	—
Total	4,744,654	$30.02	1,354,431

(1) Represents shares available under the Invacare Corporation 2003 Performance Plan. The Invacare Corporation 2003 Performance Plan allows for the granting of no more than 300,000 shares at an exercise price of zero and no more than 200,000 shares at an exercise price of not less than 75% of the market value on the date the option is granted. All other option grants must be made at not less than the market value on the date the option is granted.

(2) Represents phantom share units in the 401(k) Plus Plan and the DC Plus Plan.

OTHER MATTERS

The Board of Directors does not know of any matters to be presented at the annual meeting other than those stated in the Notice of Annual Meeting of Shareholders. However, if other matters properly come before the annual meeting, it is the intention of the persons named in the accompanying proxy to vote based on their best judgment on any other matters unless instructed to do otherwise.

Any shareholder who wishes to submit a proposal for inclusion in the proxy material to be distributed by Invacare in connection with its annual meeting of shareholders to be held in 2009 must do so no later than December 10, 2008. To be eligible for inclusion in our 2009 proxy material, proposals must conform to the requirements of Regulation 14A under the Securities Exchange Act of 1934, as amended.

Unless we receive a notice of a shareholder proposal to be brought before the 2009 annual meeting by February 23, 2009, then Invacare may vote all proxies in its discretion with respect to any shareholder proposal properly brought before such annual meeting.

Upon the receipt of a written request from any shareholder, Invacare will mail, at no charge to the shareholder, a copy of Invacare's 2007 Annual Report on Form 10-K, including the financial statements and schedules required to be filed with the Securities and Exchange Commission, for Invacare's most recent fiscal year. Written requests for any Reports should be directed to:

Shareholder Relations Department
Invacare Corporation
One Invacare Way, P.O. Box 4028
Elyria, Ohio 44036-2125

You are urged to sign and return your proxy promptly in the enclosed return envelope to make certain your shares will be voted at the annual meeting.

By Order of the Board of Directors,

DALE C. LAPORTE
Secretary

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Appendix A

Proposed Amendment To The Company's Amended and Restated Articles Of Incorporation

Article VI of the Amended and Restated Articles of Incorporation of the Company, as amended, is proposed to be amended as follows:

(a) Notwithstanding any provisions of the laws of the State of Ohio now or hereafter in force requiring, for any purpose, the vote of the holders of shares entitling them to exercise two-thirds or any other proportion (but less than all) of the voting power of the Corporation or of any class or classes of shares thereof and subject to the provisions of Article VI (b) hereof, such action (unless otherwise expressly prohibited by statute) may be taken by a vote of the holders of shares entitling them to exercise a majority of the voting power of the Corporation or of such class or classes.

(b) If a shareholder vote is required by law, then except as provided in the last paragraph of this Article VI (b) the affirmative vote of the holders of shares entitling them to exercise at least two-thirds of the voting power of the Corporation, given in person or by proxy at a meeting called for the purpose, shall be necessary:

(i) to approve the lease, sale, exchange, transfer or other disposition by the Corporation of all, or substantially all, of its assets or business to a Related Person (as hereinafter defined), an affiliate of a Related Person or an associated person of a Related Person; or the lease, sale, exchange, transfer or other disposition to the Corporation or a subsidiary of the Corporation of all, or substantially all, of the assets of a Related Person, an affiliate of a Related Person or an associated person of a Related Person; or the consolidation of the Corporation with or its merger into a Related Person, an affiliate of a Related Person or an associated person of a Related Person; or the merger into the Corporation or a subsidiary of the Corporation of a Related Person, an affiliate of a Related Person or an associated person of a Related Person; or a combination or a majority share acquisition in which the Corporation is the acquiring corporation and its voting shares are issued or transferred to a Related Person, an affiliate of a Related Person, shareholders of a Related Person or an associated person;

(ii) to approve any agreement, contract or other arrangement with a Related Person or an affiliate of a Related Person or an associated person of a Related Person providing for any of the transactions described in subparagraph (i) above;

(iii) to adopt any amendment of the Amended and Restated Articles of Incorporation of the Corporation which changes the provisions of this Article VI (b).

For the purpose of this Article VI (b), a "Related Person" in respect of a given transaction shall be any person, partnership, corporation or firm which, together with its affiliates and associated persons, owns of record or beneficially, directly or indirectly, ten percent (10%) or more of the shares of any outstanding class of shares of the Corporation entitled to vote upon such transaction, as of the record date used to determine the shareholders of the Corporation entitled to vote upon such transactions; and "affiliate" of a Related Person shall be any person, individual, joint venture, trust, partnership or corporation which, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the Related Person; and "associated person" of a Related Person shall be any officer or Director or any beneficial owner, directly or indirectly, of ten percent (10%) or more of any class of equity security of such Related Person or any of its affiliates; and the terms "persons," "combinations," "majority share acquisition" and "acquiring corporation" shall have the same meaning as that contained in Section 1701.01 of the Ohio General Corporation Law or any similar provision hereafter Mooted. The determination of the Board of Directors of the Corporation, based on information known to the Board of Directors and made in good faith, shall be conclusive as to whether any person, partnership, corporation or firm is a Related Person or affiliate or associated person as defined in this Article VI (b).

~~The provisions of this Article VI(b) shall not apply to any proposal submitted to shareholders if (i) such proposal has been approved and recommended by written resolution of the Board of Directors of the Corporation adopted prior to the acquisition of the ten percent (10%) interest in shares of the Corporation, as aforesaid, by the Related Person or its affiliates or associated persons, and (ii) the terms of any inducements made to officers or Directors of the Corporation, if any, which are not made available to an shareholders have been disclosed to all shareholders.~~

* * * * *

c/o National City Bank
Shareholder Services Operations
Locator 5352
P. O. Box 94509
Cleveland, OH 44101-4509

YOUR VOTE IS IMPORTANT

Regardless of whether you plan to attend the Annual Meeting of Shareholders, you can be sure your shares are represented at the meeting by promptly returning your proxy in the enclosed envelope.

Please fold and detach card at perforation before mailing.

INVACARE CORPORATION
PROXY FOR COMMON SHARES AND CLASS B COMMON SHARES

Annual Meeting of Shareholders – May 22, 2008
This Proxy is solicited on behalf of the Board of Directors

The undersigned hereby (i) appoints GERALD B. BLOUCH and DALE C. LAPORTE, and each of them, as Proxy holders and attorneys, with full power of substitution, to appear and vote all the Common Shares and Class B Common Shares of INVACARE CORPORATION (the "Company"), which the undersigned shall be entitled to vote at the Annual Meeting of Shareholders of the Company, to be held at the Lorain County Community College, Spitzer Conference Center, Grand Room, 1005 North Abbe Road, Elyria, Ohio on Thursday, May 22, 2008 at 10:00 A.M. (EDT) and at any adjournments thereof, hereby revoking any and all Proxies heretofore given, and (ii) authorizes and directs said Proxy holders to vote all the Common Shares and Class B Common Shares of the Company represented by this Proxy on the reverse side.

Dated: ______________________________, 2008

____
Signature

____
(Signature if held jointly)

Your signature to the Proxy form should be exactly the same as the name imprinted hereon. Persons signing as executors, administrators, trustees or in similar capacities should so indicate. For joint accounts, the name of each joint owner must be signed.

Please date, sign and return promptly in the accompanying envelope.

↓ Please fold and detach card at perforation before mailing. ↓

INVACARE CORPORATION **PROXY**

This proxy, when properly executed, will be voted with the understanding that if no directions are given below, said shares will be voted "FOR" the election of the four Directors nominated by the Board of Directors, "FOR" Proposals 2 and 3 and "AGAINST" Proposals 4 and 5. If any other matters properly come before the meeting, the persons named in this proxy will vote the shares represented by this proxy in their discretion.

A. Company Proposals

The Board of Directors recommends a vote FOR the listed nominees and FOR Proposals 2 and 3.

1. Election of Directors

❑ **For** all nominees listed (except as marked to the contrary below)

❑ **Withhold** vote for all nominees listed below

Michael F. Delaney
C. Martin Harris, M.D.
Bernadine P. Healy, M.D.
A. Malachi Mixon, III

(Instruction: To withhold authority to vote for any individual nominee, write that nominee's name on the following line.)

____

	For	Against	Abstain
2. Approve and adopt an amendment to the Company's Articles of Incorporation to eliminate certain supermajority voting requirements.	❑	❑	❑
3. Ratify appointment of Ernst & Young LLP as the Company's independent auditors.	❑	❑	❑

B. Shareholder Proposals

The Board of Directors recommends a vote AGAINST Proposals 4 and 5.

	For	Against	Abstain
4. Declassify Board of Directors.	❑	❑	❑
5. Majority voting for Directors.	❑	❑	❑

END

(Continued and to be signed on other side)